Exhibit 99.1

National Instrument 43-101 Technical Report

Constancia Project

Province of Chumbivilcas, Department of Cusco, Peru

Effective Date: October 15, 2012

Prepared for HudBay Minerals Inc.

By:

Cashel Meagher, P. Geo.

Michael Humphries, P. Eng.

i

“FORWARD LOOKING INFORMATION” STATEMENT

This Technical Report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this Technical Report, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this Technical Report is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, the estimated capital cost and economics of the Constancia Project, Hudbay’s ability to fund the development of the Constancia Project, the construction and permitting schedule for the Constancia Project, the anticipated production from the Constancia Project, expectations regarding community relations and the relocation of individuals pursuant to community agreements, assumptions respecting commodity prices, exchange rates and future cash flows, estimates of mineral resources and reserves, and other plans respecting the Constancia Project.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that were applied in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

·                  the accuracy of geological, mining and metallurgical estimates;

·                  the costs of production;

·                  the supply and demand for produced metals;

·                  the volatility of commodity prices;

·                  the volatility in foreign exchange rates;

·                  the availability of third party processing facilities for produced concentrate;

·                  the supply and availability of all forms of energy and fuels at reasonable prices;

·                  the availability of transportation services and other infrastructure at reasonable prices;

·                  no significant unanticipated operational or technical difficulties;

·                  the availability of financing for the construction of the project;

·                  the ability to complete project targets on time and on budget;

·                  the timing and receipt of various regulatory and governmental approvals;

·                  maintaining good relations with the communities surrounding the Constancia Project;

·                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

·                  any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

·                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of the Constancia Project, risks related to political or social unrest or change and those in respect of community relations, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the three and six months ended June 30, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this Technical Report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Contents

1.0	Summary	15
1.1	Summary	15
1.2	Introduction	15
1.3	Reliance on Other Experts	15
1.4	Property Description and Location	16
1.5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
1.6	History	18
1.7	Geological Setting and Mineralization	19
1.7.1	Constancia	19
1.7.2	Pampacancha	20
1.8	Deposit Types	20
1.9	Exploration	20
1.10	Drilling	21
1.11	Sample Preparation, Analyses, and Security	22
1.11.1	Constancia	22
1.11.2	Pampacancha	22
1.12	Data Verification	23
1.12.1	Constancia	23
1.12.2	Pampacancha	24
1.13	Mineral Processing and Metallurgical Testing	25
1.14	Mineral Resource Estimates	26
1.14.1	Constancia	26
1.14.2	Pampacancha	27
1.15	Mineral Reserve Estimates	28
1.16	Mining Methods	30
1.17	Recovery Methods	38
1.18	Project Infrastructure	40
1.19	Marketing and Contracts	43
1.20	Environmental Studies, Permitting, and Social or Community Impact	43
1.21	Capital and Operating Costs	45
1.22	Economic Analysis	46
1.23	Adjacent Properties	46
1.24	Other Relevant Data and Information	46
1.25	Interpretation and Conclusions	46
1.26	Recommendations	48
2.0	Introduction	49
2.1	Terms of Reference	49
2.2	Source of Information	49

2.3	Qualified Persons and Site Visits	50
2.4	Unit of Measure Abbreviations Used in Report	51
2.5	Acronyms and Abbreviations Used in Report	52
3.0	Reliance on Other Experts	54
4.0	Property Description and Location	55
4.1	The Property Location	55
4.2	Mineral Tenure	55
4.2.1	Peruvian Mining Law	55
4.2.2	Constancia and Pampacancha Mining Concessions	57
4.3	Surface Legal Right Access	62
4.4	The Terms of Any Royalty or Payments	65
4.5	Environmental Liabilities	66
4.6	Risk factors property	67
4.7	Permits	67
5.0	Accessibility, Climate, Local Resources Infrastructure and Physiography	68
5.1	Accessibility	68
5.2	Climate and vegetation	69
5.3	Local resource	71
5.4	Infrastructure	71
5.5	Geomorphology	71
6.0	History	73
6.1	Early History	73
6.2	Prior Ownership	73
6.3	Hudbay Ownerships	74
6.4	Pampacancha	74
7.0	Geological Setting and Mineralization	75
7.1	Geological Setting	75
7.1.1	District Geology	75
7.1.2	Property Geology	77
7.2	Significant Mineralization	84
7.2.1	Constancia	84
7.2.2	Pampacancha	85
8.0	Deposit Types	87
9.0	Exploration	88
9.1	Surface Mapping and sampling	88
9.2	Geophysics	89
9.3	Exploration Targets	90
9.3.1	Pampacancha Other Prospects	90
9.3.2	Chilloroya South Prospect	94

v

10.0	Drilling	101
10.1	Overview	101
10.2	Collar Location	104
10.3	Rig Set up	104
10.4	Downhole survey	105
11.0	Sample Preparation Analyses and Security	106
11.1	Exploration Campaigns	106
11.1.1	Mitsui and Minera Katanga 1970-1980	106
11.1.2	Rio Tinto 2003 – 2004	106
11.1.3	Norsemont 2005	107
11.1.4	Norsemont 2006 – 2007	107
11.1.5	Norsemont 2008 – 2009	108
11.1.6	Norsemont 2010	108
11.1.7	Hudbay 2011-2012	109
11.2	Constancia	109
11.2.1	Bulk Density	109
11.2.2	Sample Preparation and Assaying	112
11.2.3	Database Integrity	112
11.3	Pampacancha	113
11.3.1	Bulk Density Measurements	113
11.3.2	Sample Preparation	113
11.3.3	Assay Methodology	113
11.3.4	Blanks	114
11.3.5	Standards	114
11.3.6	Duplicates	115
11.3.7	Check Assaying	115
12.0	Data Verification	116
12.1	Constancia	116
12.1.1	Norsemont QC protocol	116
12.1.2	QC Evaluation	116
12.1.3	Site Visit	128
12.1.4	Core Review	129
12.2	Pampacancha	130
12.2.1	Quality Assurance / Quality Control	130
12.2.2	Site Visit	137
12.2.3	Core Review	137
12.2.4	Drilling Database	137
13.0	Mineral Processing and Metallurgical Testing	138
13.1	Samples	138

13.2	Constancia	138
13.2.1	Constancia Metallurgical Phase I	138
13.2.2	Constancia Metallurgical Phase II	138
13.2.3	Constancia Metallurgical Phase III	139
13.2.4	Impact of deleterious elements	141
13.3	Flotation products studies	141
13.4	Pampacancha pfs testwork	142
13.4.1	Phase 1	142
13.4.2	Phase 2	149
13.4.3	Conclusion	155
13.4.4	Discussion	155
13.4.5	Recommendations	156
14.0	Mineral Resource Estimates	157
14.1	Constancia	157
14.1.1	Model and Composite Setup	157
14.1.2	Geological Model	162
14.1.3	Exploratory Data Analysis	172
14.1.4	Grade Estimation	180
14.1.5	Validation Model	182
14.1.6	Resource Classification	191
14.1.7	Mineral Resources	194
14.2	Pampacancha	196
14.2.1	Model and Composite Setup	196
14.2.2	Geological Model	199
14.2.3	Exploratory Data Analysis	201
14.2.4	Grade Estimation	204
14.2.5	Validation Model	205
14.2.6	Mineral Resource Classification	209
14.2.7	Mineral Resources	211
15.0	Mineral Reserve Estimates	212
15.1	Pit Optimization	212
15.1.1	Block Models	212
15.1.2	Net Smelter Return	213
15.1.3	Constancia Optimization Results	219
15.1.4	Pampacancha Optimization Results	219
15.1.5	Pit Design Criteria	220
15.2	Mineral Reserves	223
15.2.1	Mineral Reserve Economics	226
16.0	Mining Methods	227

16.1	Introduction	227
16.2	Geotechnical Parameters	228
16.2.1	Constancia	228
16.2.2	Pampacancha	231
16.3	Hydrogeological Parameters	234
16.3.1	Constancia	234
16.3.2	Pampacancha	235
16.4	Pit Design	235
16.4.1	Constancia	235
16.4.2	Pampacancha	237
16.5	Mine Phases	238
16.5.1	Constancia	238
16.5.2	Pampacancha	241
16.6	Mine and Process Schedule	242
16.6.1	Mine Pre — Production	242
16.6.2	Production Schedule	244
16.7	Waste Rock Facility	247
16.7.1	PAG - WRF	247
16.7.2	Non-PAG Stockpile	249
16.7.3	Topsoil Stockpile	249
16.8	Mine Fleet Assessment	249
16.9	Mine Unit Operations	253
16.9.1	Drilling	253
16.9.2	Blasting	254
16.9.3	Loading	255
16.9.4	Hauling	257
16.10	Mining Losses and Dilution	257
17.0	Recovery Methods	259
17.1	Introduction	259
17.1.1	General Layout and Description	259
17.1.2	Facility description	260
17.1.3	Throughput Optimization	264
17.2	Processing Plant — General	264
17.3	Buildings	265
17.4	Crushing	266
17.4.1	Crushing	266
17.4.2	Crushed ore stockpile and reclaim	266
17.5	Grinding	267
17.6	Copper-Molybdenum Flotation	268

17.6.1	Layout	270
17.6.2	Bulk Flotation Area Sumps	270
17.7	Molybdenum Separation	271
17.8	Copper Concentrate Thickening and Filtration	272
17.9	Concentrate Storage and Loadout	273
17.10	Molybdenum Concentrate Thickening and Filtration	273
17.11	Tailings Disposal	274
17.12	Reagents	274
17.13	Nominal Operating Parameters	275
17.14	Metallurgical Accounting and Control	276
17.15	Pampacancha	277
18.0	Project Infrastructure	278
18.1	Tailings, Waste and water storage	278
18.1.1	Tailings Management facility	278
18.1.2	Waste Rock Facility	280
18.1.3	Water management	281
18.2	On site camps	282
18.2.1	Permanent camp	282
18.2.2	Temporary camp (construction camp)	282
18.3	Electric power supply and transmission	283
18.3.1	Power supply	283
18.3.2	Power transmission	284
18.3.3	Current status	284
18.4	Roads and Port	284
18.4.1	Roads	284
18.4.2	Port	286
19.0	Market Studies and Contracts	288
19.1	Marketing	288
19.2	Metal Price and Copper Concentrate TC/RC Forecast	290
19.3	Contracts	291
20.0	Environmental Studies, Permitting, and Social or Community Impact	292
20.1	Environmental	292
20.1.1	Legal framework	292
20.1.2	Local and Regional Context	293
20.1.3	Environmental instruments	294
20.1.4	Environmental Impacts	295
20.1.5	Mine Closure Plan	296
20.2	Permitting	297
20.2.1	Constancia	297

20.2.2	Pampacancha	298
20.3	Social	299
20.4	Health and Safety	301
21.0	Capital and Operating Costs	303
21.1	Capital Costs	303
21.2	Operating Costs	304
22.0	Economic Analysis	306
22.1	Cash Flow, NPV, IRR and Payback Period	306
22.2	Principal Assumptions	312
22.3	Sensitivity Analysis	317
22.4	Taxes and Royalties	318
23.0	Adjacent Properties	321
24.0	Other Relevant Data and Information	322
25.0	Interpretation and Conclusions	323
26.0	Recommendations	325
27.0	References	327
28.0	Signature Page	329
29.0	Certificates of Qualified Persons	330

x

List of Tables

Table 1-1: Approximate Distances and Driving Times to Constancia	18
Table 1-2: Recoveries	26
Table 1-3: Constancia Mineral Resources (Effective August 23, 2011)	27
Table 1-4: Pampacancha Mineral Resources (Effective April 2, 2012)	28
Table 1-5: Constancia and Pampacancha Mineral Reserves	30
Table 1-6: Constancia Pit Design Parameters	32
Table 1-7: Constancia Slope Guidance	32
Table 1-8: Pampacancha Pit Design Parameters	33
Table 1-9: Pampacancha Slope Guidance	34
Table 1-10: Breakdown of Phases	35
Table 1-11: Mine Fleet Requirement - LOM	37
Table 1-12: Copper Concentrate Composition	43
Table 1-13: Capital Costs	45
Table 4-1: Hudbay Concession	59
Table 4-2: Hudbay Concession Grants	60
Table 4-3: Surface Legal Access Rights Table:	63
Table 5-1: Approximate Distances and Driving Times to Constancia	69
Table 10-1: Drilling Programmes by Year (in metres drilled)	102
Table 10-2: Drilling Programmes (to 31 July 2012)	104
Table 11-1: Summary of Density Samples by Mineralization Type	110
Table 11-2: Summary of Density Samples by Mineralization Rock Type	111
Table 11-3: SGS Assay Limits	114
Table 11-4: Standard References Used by Hudbay	115
Table 12-1: Summary of Twin Samples	117
Table 12-2: Summary of Field Duplicates	118
Table 12-3: Summary of CRM Values and Performance	120
Table 12-4: Summary of Blank Values	125
Table 13-1: Phase 1: Comminution Results	143
Table 13-2: Phase 1: Locked Cycle Test Results — Revised Conditions	144
Table 13-3: Phase 1: Locked Cycle Test Results — Constancia Project Conditions	144
Table 13-4: Phase 1: Rougher Variability Testing Results	146
Table 13-5: Phase 1: Mineralogical analysis (Mineral Mass %)	147
Table 13-6: Locked Cycle Test Conditions	150
Table 13-7: Phase 2: Locked Cycle Test Results	151
Table 13-8: Phase 2: Rougher Variability Testing Results	152
Table 14-1: Summary of Drill hole Names	158
Table 14-2: Comparison of Composite Lengths by Lithology Type	159

Table 14-3: Comparison of Composites Lengths by Mineralization Type Zone	160
Table 14-4: Composite Fields	161
Table 14-5: Block Model Setup in MineSight® — Extent	162
Table 14-6: Summary of Lithology Group Coding	162
Table 14-7: Comparison of Composites by As Logged Lithology Types (length >3.75 m)	164
Table 14-8: Lithology Code Back-tagging and As Logged Statistics (7.5 M Composites)	165
Table 14-9: Original mineralization type zone codes	167
Table 14-10: Sequential Copper Range for Domaining	168
Table 14-11: Summary of Mineralization Zone Group Coding	168
Table 14-12: Comparison of Composites by AsLogged Mineralization Type Zone	169
Table 14-13: Mineralization Back-tagging and As Logged Statistics (7.5 M Composites)	170
Table 14-14: Bulk Density by Lithology	172
Table 14-15: List of Elements for EDA	172
Table 14-16: Summary of Composites by Lithology	175
Table 14-17: Capping and Outlier Restriction Threshold and Range	179
Table 14-18: Summary of Interpolation Plan for Copper	181
Table 14-19: Comparison between Average Cu Grade of Composite and Validation Set Block Model Estimate	184
Table 14-20: BDV and CF for Measured and Indicated Blocks	186
Table 14-21: Average Cu Grade Above Cut-off Validation Set —CUIDU Estimate	187
Table 14-22: Quantity of Metal Removed in the Validation Blocks	191
Table 14-23: Results of Confidence Limits Calculations	193
Table 14-24: Economic Parameters for Mineral Resource Pit Shell	195
Table 14-25: Mineral Resources with EffectiveDate23 August, 2011	196
Table 14-26: Overranges for main element	197
Table 14-27: Block Model Limits and Size (PSAD56 UTM Zone 19S)	199
Table 14-28: Lithological Unit Description Domain	199
Table 14-29: Summary of Measured SG Values	201
Table 14-30: Range of Assay Values (Uncapped) by Unit	201
Table 14-31: Variography Parameters for Copper	203
Table 14-32: Parameters of Ellipse Rotation	204
Table 14-33: Search Parameters for Skarn by Pass	204
Table 14-34: Mineral Resource by Ordinary Kriging (Cut-off 0.2% Cu)	205
Table 14-35: Mineral Resource by Inverse Distance Squared (Cut-off 0.2% Cu)	205
Table 14-36: Mineral Resource by Inverse Distance Cubed (Cut-off 0.2% Cu)	205
Table 14-37: Mineral Classification Resource	208
Table 14-38: Mineral Resources by Ordinary Kriging (Cut-off 0.2% Cu)- effective April 2, 2012	209
Table 15-1: NSR Parameters	212

Table 15-2: NSR Parameters	218
Table 15-3: Constancia Pit Design Parameters	221
Table 15-4: Constancia Pit Slope Guidance	221
Table 15-5: Pampacancha Pit Design Parameters	222
Table 15-6: Pampacancha Pit Slope Guidance	223
Table 15-7: Constancia and Pampacancha Mineral Reserves	224
Table 15-8: Constancia and Pampacancha Remaining Resources, Exclusive of Reserves	224
Table 15-9: Breakdown of Constancia and Pampacancha Reserves by Material Type	225
Table 16-1: Constancia Pit Design Parameters	230
Table 16-2: Constancia Slope Guidance	231
Table 16-3: Pampacancha Pit Design Parameters	233
Table 16-4: Pampacancha Slope Guidance	234
Table 16-5: Constancia Pit Design Parameters	235
Table 16-6: Constancia Pit Slope Guidance	235
Table 16-7: Pampacancha Pit Design Parameters	237
Table 16-8: Pampacancha Pit Slope Guidance	237
Table 16-9: Constancia Breakdown of Phases	241
Table 16-10: Pampacancha Phase	242
Table 16-11: Mill Ramp Up Schedule	243
Table 16-12: Tonnage Formulas	244
Table 16-13: Mine Production Schedule	246
Table 16-14: WRF Design Parameters	248
Table 16-15: Total Mine Fleet Requirement	250
Table 16-16: Mine Fleet Requirement	251
Table 16-17: Primary Drilling Parameters - SKL	254
Table 16-18: Secondary Drilling Parameters — Roc L8	254
Table 16-19: Blast Patterns, Production and Pre-Split	255
Table 16-20: Loading Parameters, Shovel Hitachi EX 5600-6	256
Table 16-21: Loading Parameters, Loader CAT 994H	256
Table 16-22: Hauling Parameters, Loader CAT 994H and Haul Roads	257
Table 17-1: Key Process Design Criteria	261
Table 17-2: Nominal Operating Parameters	275
Table 19-1: Copper Concentrate Composition	289
Table 19-2: Price Forecast	290
Table 19-3: Summary of Contracts	291
Table 21-1: Capital Costs	304
Table 21-2: Operating Costs	305
Table 22-1: Economic Model Results	306
Table 22-2: Cash Flow by Year	309

Table 22-3: Metal and exchange rate assumptions	312
Table 22-4: Metallurgical Recovery Assumptions	313
Table 22-5: Smelting and Refining Cost Assumptions	313
Table 22-6: Life of Mine Production Summary	315
Table 22-7: Life of Mine Concentrate Production Summary	316
Table 22-8: Base case commodity price and exchange rate	318
Table 22-9: SMT Marginal Tax Rate and Effective Tax	319
Table 22-10: MR Marginal Tax Rate and Effective Tax	320

List of Figures

Figure 1-1: Location of the Constancia Project	17
Figure 1-2: Constancia Project- Main Facilities	31
Figure 1-3: Constancia Geotech Zones	33
Figure 1-4: Pampacancha Geotech Zones	34
Figure 1-5: Overall site layout	40
Figure 4-1: Project Location	55
Figure 4-2: Concession Boundaries	58
Figure 5-1: Location of the Constancia Project	68
Figure 7-1: Simplified Geology of the Andahuaylas-Yauri Area	76
Figure 7-2: Geological Map of the Constancia Deposit	77
Figure 7-3: Pampacancha Sectors	84
Figure 9-1: Constancia Exploration Program	88
Figure 9-2: Pampacancha Geology Map	91
Figure 9-3: Pampacancha Prospect — Magnetic Halo Area	92
Figure 9-4: Pampacancha Prospect — Limestone Replacement Area	94
Figure 9-5: Chilloroya South — Geological Map and Drilling Layout	95
Figure 9-6: Chilloroya South — Target 3	98
Figure 9-7: Chilloroya South — Skarn Target	99
Figure 12-1: Cu in Twin Samples	117
Figure 12-2: Cu in Check Samples - ACME vs. ALS	127
Figure 12-3: Cu in Check Samples - Inspectorate vs. Inspectorate	128
Figure 12-4: Core Recovery	129
Figure 12-5: Core Recovery Distribution in Mineralised Samples	129
Figure 12-6: Reference Materials for Pampacancha Drilling — Copper Standard-010	131
Figure 12-7: Reference Materials for Pampacancha Drilling — Copper Standard-020	131
Figure 12-8: Reference Materials for Pampacancha Drilling — Copper Standard-020	132
Figure 12-9: Reference Materials for Pampacancha Drilling — Gold Standard-010	132
Figure 12-10: Reference Materials for Pampacancha Drilling — Gold Standard-020	133
Figure 12-11: Reference Materials for Pampacancha Drilling — Gold Standard-030	133
Figure 12-12: Comparison of Original Assay and Duplicate Analysis by Copper	134
Figure 12-13: Comparison of Original Assay and Duplicate Analysis by Gold	135
Figure 12-14: Comparison of Original Assay and Duplicate Analysis by Silver	135
Figure 12-15: Comparison of Original Assay and Duplicate Analysis by Zinc	136
Figure 12-16: Comparison of Original Assay and Duplicate Analysis by Molybdenum	137
Figure 14-1: Constancia Compilation Geology Map	159
Figure 14-2: Mineralization Zones EW Section	166
Figure 14-3: Histogram and Probability Plot for All 7.5 m Copper Composites	174

Figure 14-4: Lithology Domain Box Plot	177
Figure 14-5: Mineralization Type Zones Box Plot	177
Figure 14-6: Copper Blocks Grades — Bench 4260	183
Figure 14-7: Copper Block Grades — EW Section 8399850	183
Figure 14-8: MP1 Swath Plot for Copper Model	185
Figure 14-9: Contact Profile for DOMCU5 and DOMCU7	186
Figure 14-10: Herco DOMCU7 — Cu Ordinary Kriging Estimate	190
Figure 14-11: Isolated Indicated block within of Measured Blocks - Bench 4260	194
Figure 14-12: Measured and Indicated Boundaries on a Bench by Bench Basis	194
Figure 14-13: Constancia Mineral Resource Pit Shell (MII)	195
Figure 14-14: Pampacancha Compilation Geology Map	198
Figure 14-15: 3D View of the Geological Model of Pampacancha Project	200
Figure 14-16: East-West Section 8,397,055 m N	207
Figure 14-17: Elevation Swath Plots	208
Figure 14-18: Easting Swath Plots	209
Figure 14-19: Plan View at 4532.5 m Elevation	210
Figure 14-20: Section View 8,397,055 m N	211
Figure 15-1: Constancia Whittle results	219
Figure 15-2: Pampacancha Whittle results	220
Figure 15-3: Constancia Ultimate Pit — Plan View	222
Figure 15-4: Pampacancha Ultimate Pit — Plan View	223
Figure 16-1: Constancia Project — Main Facilities	228
Figure 16-2: Constancia Geotech Zones	231
Figure 16-3: Pampacancha Geotech Zones	234
Figure 16-4: Plan View Constancia Pit Phases	238
Figure 16-5: Section AA´ View Constancia Pit Phases	239
Figure 16-6: Constancia Phases 1- 6	240
Figure 16-7: Plan View Constancia Pit Phases	241
Figure 16-8: Mine Production Schedule	245
Figure 16-9: Mine Production Schedule by Ore Type	247
Figure 16-10: Mine Components	247
Figure 17-1: Site Layout	260
Figure 17-2: 3D view of the concentrator	262
Figure 17-3: Process flow diagram	263
Figure 17-4: Processing Plant Layout	264
Figure 17-5: Primary Crusher Isometric View	266
Figure 17-6: Coarse Ore Stockpile Isometric View	267
Figure 17-7: Grinding circuit isometric view	268
Figure 17-8: Cu-Mo flotation circuit isometric view	270

Figure 17-9: Cu-Mo separation circuit isometric view	272
Figure 17-10: Cu concentrate thickening and filtration area isometric view	273
Figure 18-1: Overall site layout	278
Figure 18-2: Road Map	286
Figure 18-3: Matarani Port Aerial View	287
Figure 22-1: Gross Revenue by Metal	308
Figure 22-2: NPV Sensitivity	317

1.0                               SUMMARY

1.1                               SUMMARY

The information that follows provides an executive summary of important information contained in this Technical Report.

1.2                               INTRODUCTION

The authors have prepared this Technical Report for HudBay Minerals Inc. (“Hudbay”) in respect of its Constancia Project located in southern Peru. Hudbay’s board of directors approved a US$1.5 billion investment to fund the development and construction of the Constancia Project on August 8, 2012.

Hudbay acquired the Constancia Project in March 2011 through its acquisition of all of the outstanding shares of Norsemont Mining Inc. (“Norsemont”). Hudbay owns a 100% interest in the 36 mining concessions that comprise the Constancia Project, all of which are duly registered in the name of Hudbay’s wholly-owned subsidiary, HudBay Peru S.A.C. (“Hudbay Peru”); Hudbay Peru also has the required surface rights to develop the Constancia Project. This Technical Report represents the first technical report filed by Hudbay since its acquisition of Norsemont and updates Norsemont’s Feasibility Study Optimization dated February 21, 2011.

This Technical Report provides current estimates of the mineral reserves and mineral resources at the Constancia Project (which now includes the Constancia and Pampacancha deposits) and describes the current state of metallurgical testing and the latest mine plan. The information presented in this Technical Report relating to the Constancia deposit, including the estimates of mineral reserves and resources therein, is the result of “feasibility study” level work; and, the information presented in this Technical Report relating to the Pampacancha deposit, including the estimates of mineral reserves and resources therein, is the result of “pre-feasibility study” level work. This Technical Report conforms to the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

The qualified persons (each, a “QP”) who supervised the preparation of this Technical Report are:
· Cashel Meagher, P. Geo., Vice President, South America Business Unit, Hudbay; and
· Michael Humphries, P. Eng., Director, Engineering Studies, Hudbay.

As Hudbay is a “producing issuer”, as defined in NI 43-101, this Technical Report is not required to be prepared by or under the supervisions of an independent qualified person.

1.3                               RELIANCE ON OTHER EXPERTS

The information, conclusions, opinions, and estimates contained herein are based on:

· Information available to Hudbay at the time of preparation of this report,

· Assumptions, conditions, and qualifications as set forth in this report

The authors have relied on tax information provided by Hudbay tax department, Social and Environmental information as provided by appropriate Peru based personnel from Hudbay, marketing information from Hudbay’s marketing group and Forward price forecasts from Hudbay’s treasury department

1.4                               PROPERTY DESCRIPTION AND LOCATION

The Constancia Project is located approximately 600km southeast of Lima in the south-eastern Andes of Peru, in the Chamaca, Livitaca and Velille districts, province of Chumbivilcas, department of Cusco, at approximately  longitude 71°47´ and latitude 14°27´ south.

It is accessible from Lima by air, via either Arequipa or Cusco, and then by vehicle over paved and gravel roads. The routes with approximate distances and driving times are shown in Table 1-1.

Hudbay owns a 100% interest in the property, which consists in 36 metallic mining concessions, all of them dully granted by the Peruvian State and recorded at Hudbay Peru S.A.C’s name.

1.5                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

As described in Table 1-1 and shown in Figure 1-1, the Constancia Project is approximately 80km from Yauri by road. The road to Yauri (in the general vicinity of Xstrata’s Tintaya and Antapaccay mines) is expected to be upgraded in time to meet the construction and life of mine transportation requirements of the Constancia Project. From Yauri, the road system is currently used by traffic supplying mines in the area. It is routed through the Arequipa area to the port at Matarani (approximately 460km from Constancia) which is currently used to ship copper concentrates from other mines in southern Peru.

The main economic activity in the area is subsistence agriculture and cattle farming. Food and basic supplies can be obtained in Yauri/Espinar (population 23,000 people). Cusco (population 350,000 people) and Arequipa (population 650,000 people) are the nearest major centres, 6 and 7 hours drive from the Project, respectively.

In this part of Peru, there are two main seasons: one dry and cold from April to September with temperatures ranging from 16ºC to —11ºC, and the other wet with slightly higher temperatures from October to March. Annual rainfall for Cusco to the north of the Constancia Project averages 815 mm, but by contrast, Arequipa, a similar distance to the south of Constancia averages only 100 mm of rainfall per year. Several permanently flowing streams supply good flows in the area surrounding the Constancia Project and there are also more significant water sources, including the Apurimac and Chilloroya rivers. Exploration is possible throughout the year.

The  Katanga-Constancia  district  has  moderate  relief  with  shallow  glacial  valleys  and  low  rolling (400-500 m) hills.  Two erosion surfaces can be distinguished: an older one overlain by the Tacaza volcanics, and a younger surface that forms the present landscape.  This erosion surface has incipient dendritic drainage indicating the beginning of a more intense erosion cycle.  The geomorphology of the area suggests that the porphyry intrusives were exposed to an extensive period of weathering associated with an unusually deep oxidation profile compared to other porphyry deposits in the vicinity of similar age.

There are abundant indications of glacial activity corresponding to the last glaciation period.   This glacial  erosion  formed  the  present  U-shaped  valleys  and  resulted  in  the  deposition  of  abundant moraines of up to tens of meters in thickness.  Holocene glacial deposits are located on the margins of U-shaped valleys as lateral moraines, or in the centre of the drainage as terminal moraines.  Recent alluvial deposits are not common, and are located only at the margins of the larger rivers.

Figure 1-1: Location of the Constancia Project

Table 1-1: Approximate Distances and Driving Times to Constancia

From	Leg	Distance (km)	Time (hours)
Arequipa	Canahuasi	80	1.25
	Imata	63	0.75
	Yauri/Espinar	103	2.50
	Uchuccarco turnoff	68	2.00
	Project Site	20	0.50
	Total	334	7.00
Cusco	Sicuani (paved road)	140	1.25
	El Descanso	40	0.75
	Yauri/Espinar	45	2.50
	Uchuccarco turnoff	68	2.00
	Project Site	20	0.50
	Total	313	6.25

1.6                               HISTORY

·                                Copper and gold were exploited at the Katanga mine from early last century to the early 1990s. Katanga was the main mine in the area, located approximately 3 km northwest of Constancia, outside the Hudbay property boundaries.

·                                Mitsui and Minera Katanga operated the Katanga mine at different times between the late 1970s and early 1990s.

·                                The San José prospect (now part of the Constancia prospect) was explored by Mitsui during the 1980s with a focus on locating more high-grade ore to add to the nearby Katanga mine operation.

·                                In 1995, reconnaissance prospecting identified evidence for porphyry-style mineralisation exposed over an area of 1.4 km x 0.7 km, open in several directions, with some Cu enrichment below a widespread leach cap developed in both porphyry and skarn.

·                                In May 2003, the area was revisited by Rio Tinto and it entered into agreements with Mitsui, Minera Livitaca and Mineral Katanga to acquire an interest in the property, including a Joint Venture (JV) option between Rio Tinto and Mitsui, and Purchase Option Agreements with Minera Livitaca and Minera Katanga.  Rio Tinto commenced exploration in December 2003.

·                                Rio Tinto’s exploration activities consisted of geological mapping, soil and rock chip sampling, and surface geophysics (magnetics and IP).

·                                Norsemont entered into negotiations with Rio Tinto and these negotiations led to an agreement in early 2005.  The first Norsemont geologists visited the property in June of 2005.

·                                By 2009, Norsemont had entered into a transfer agreement with Mitsui (November 2007) for the purchase of their 30% interest in the Constancia project and had exercised the final option with Rio Tinto to acquire the remaining 19% interest in Constancia during 2008 providing Norsemont with 100% ownership of the Constancia Project.

·                                In March 2011, Hudbay acquired a 100% interest in the Constancia Project through its acquisition of all of the outstanding shares of Norsemont by way of a formal take-over bid.

·                                Following its acquisition of the Constancia Project, Hudbay’s exploration activities focused on delineating the Pampacancha deposit.

·                                By July 2012, a total of 197,621.85 meters had been drilled at the Constancia Project, including the Pampacancha deposit.

·                                In August 2012, Hudbay entered into a silver purchase agreement with Silver Wheaton (Caymans) Ltd., pursuant to which it will receive US$295 million in upfront deposit payments (and ongoing cash payments, in respect of delivered silver, equal to the lesser of the market price and US5.90 / oz. of silver) against delivery of 100% of the silver production from the Constancia Project.

1.7                               GEOLOGICAL SETTING AND MINERALIZATION

1.7.1                     CONSTANCIA

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralisation. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age.

The majority of the mineralisation is associated with potassic alteration and quartz veining, occurring as chalcopyrite-(bornite)-molybdenite-pyrite mineralisation in “A” and “B” type veinlets, and also replacing ferromagnesian minerals or filling fractures.  Copper grades typically vary from 0.2% up to 4%, and are highest where fracture-filling style copper mineralisation is superimposed on earlier disseminated copper mineralisation.  The high-grade hypogene copper mineralisation is hosted by a dense A-veinlet stockwork developed in an early porphyry phase.  Pyrite/chalcopyrite ratio is typically low, being in the order of 1:1 to 2:1.  Molybdenite commonly increases with depth, related to “B” veinlets.  Bornite occurs sporadically especially at deeper levels, sometimes associated with some gold values.

Propylitic alteration is peripheral to the potassic alteration and extends more than one kilometre from the porphyry intrusive contacts. The propylitic alteration mineral assemblage includes epidote-chlorite-calcite-pyrite-rhodochrosite.  Subordinate chalcopyrite is also present, filling fractures or replacing mafic minerals.  Sphalerite-galena veinlets and veins are distributed as a halo to the copper-molybdenum mineralisation within the propylitic alteration halo, occurring at distances of up to 3 km away from the porphyry copper system.

Phyllic alteration forms a pervasive carapace surrounding and sometimes overprinting potassic alteration.  The phyllic alteration accompanies almost complete destruction of primary rock textures; the mineral assemblage includes sericite-quartz-pyrite, limited amounts of chalcopyrite and associated occasional “D” veins and veinlets.

At the contact between the intrusives and limestones, magnetite ± garnet skarn develops, while a pyroxene—diopside (garnet—epidote) association is more common in calcareous sandstones and arkoses of the Chilloroya formation.  Skarn mineralisation is volumetrically much smaller, but grades are normally higher.

Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralisation, including skarn formation.  Major inter and post-mineral fracture systems in the deposit area strike northeast, and include the Barite fault system. This is represented by a number of nearly parallel vein-faults carrying base metal sulphides and barite, which have been exploited by artisanal workings throughout the property. A second important system strikes north-south.  It appears to be more recent than the Barite system, and controls part of the San José Pit mineralisation and most of the silicified breccias (sometimes mineralised) in the system.  This is the same direction as that of the post-mineral dykes, and may have originated as tension gashes to the Barite direction.

1.7.2                     PAMPACANCHA

The Pampacancha deposit is a porphyry related Skarn system, Oligocene unmineralised basement diorite is intruded by the diorite porphyry cited as the source for skarn mineralisation which in turn is cut by intra-mineral monzonite intrusions which provide minor local increases in Cu-Au and also locally stope out skarn Cu-Au mineralisation which is best developed at the upper and lower margins of the limestone body. Prograde magnetite-chalcopyrite-pyrite skarn grades to marginal less well mineralised garnet and pyroxene skarn which are locally overprinted by epidote-bearing retrograde skarn.

Epithermal mineralisation of the low sulphidation quartz-sulphide Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

1.8                               DEPOSIT TYPES

The Constancia deposit is a porphyry Cu-Mo-Ag system which includes copper-bearing skarn mineralisation. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited.

Two individual porphyry-style deposits, Constancia and San José, are known within the project area and separated by approximately 350 m.  The total mineralised zone extends about 1200 m in the north-south direction and 800 m in the east-west direction.  Mineralisation occurs to surface at San José, but is deeper at Constancia.  Glacial moraines cover the northern and eastern margins of the Constancia deposit; to the east these moraines cover potentially important extensions of copper mineralisation along broad east-west structural zones.

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization, This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, Corocohuayco in the Tintaya District and Las Bambas being the best examples.

1.9                               EXPLORATION

Exploration is currently ongoing in the project area and is focused on the areas/targets described below:

·                                Surface mapping and sampling

·                  Through the years 2007 to 2011, 11,444 hectares were mapped in the Constancia project at several scales, including 1:1,000, 1:2,000 and 1:5,000. Of this, 8,905 hectares were mapped on Hudbay’s mining concessions, which represent 39% of Hudbay’s mining rights in the area. Additionally, 2,595 rock samples and 41 stream sediments samples were collected during this period.

·                                Geophysic

·                  An in-house interpretation of the geophysical data along with interpretation of available surface mapping and rock and stream sediment geochemistry helped identify several targets within the project area. The most important ones are the anomalies associated with the Pampacancha deposit, the chargeability-magnetic anomalies observed in the Chilloroya South prospect and the chargeability anomalies located in Uchuccarco, at 3.8 km northeast of the Constancia porphyry.

·                  A Titan-24 DC-IP-MT survey was completed in July 2011 to the south of the Constancia deposit.

·                                Exploration targets and drilling

·                  Several targets have been identified in the Constancia area, including the Chilloroya South and Pampacancha prospects, both of which are scheduled to be drilled as part of the 2012 exploration program.

·                  Pampacancha: The Pampacancha prospect is located approximately 3 kilometres SE of the Constancia porphyry.  The prospect was identified in May 2008 after a stream sediment survey revealed a 27 sq-km, Au-Ag-Cu anomalous area, which was subsequently corroborated by mapping and rock sampling conducted on the area. Exploratory drilling at Pampacancha started in August 2008 and is ongoing (totalling 19,653.50 metres as at December 31, 2011). Drilling has been carried out at the “main body”, “magnetic halo” and “limestone replacement” target areas.

·                  Chilloroya South: This area is located 5 km south of the Constancia porphyry.  Evidence of porphyry-related Cu-Au-Mo mineralisation and Cu-Au and Au-only bearing skarns occur in an area of about 3.5 km by 3.5 km coincident with several composite chargeability and magnetic anomalies at depth. Five primary targets were identified and preliminarily drill-tested from June 2010 to January 2011 (totalling 12,028.55 metres distributed in 35 holes). In July 2011, a Titan-24 DC-IP-MT survey was completed for mapping the resistivity and chargeability of the subsurface to significant depths, assisting geological interpretations and identified target at depth.

1.10                        DRILLING

As of 31 July 2012, a total of 197,621.35 m (785 holes) have been drilled at the Constancia Project (this includes 7,484.15 m drilled by Rio Tinto prior to 2005), in six drilling programs (infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration).  Drilling has been comprised of both diamond drilling (core recovery) and reverse circulation (chip recovery), with diamond drilling representing 90% of the total metreage.

General characteristics of the drilling programs carried out at the Constancia Project are described below:

·                                Constancia Infill Drilling (prefix CO): started prior to 2005 with the holes drilled by Rio Tinto and ended after December 2008, one hole was drilled in 2011 at west of San Jose Pit in a Titan anomaly area, totalling 110,383.00 m distributed in 321 holes (including 7,484.15 m, 24 holes, drilled by Rio Tinto).  All the metreage was diamond drilling.

·                                Constancia Condemnation Drilling (CC-CR): Reverse Circulation (CR) started in May 2008 and ended in September 2008.  Drilling was carried out at the surroundings of the pit outline and sterilization of the plant facility locations, including the testing of some chargeability anomalies south of the Constancia pit outline; drilling totalled 8,751.70 m in 54 holes.  Diamond Drill condemnation holes (CC) were drilled in 2011-2012 carried out at Tailing Management Facilities, Waste Dump and Plant Site Facilities, drilling totalled 5,729.10 m in 21 holes.

·                                Constancia Metallurgical Drilling (CM): started in September 2008 and completed by mid-November 2008, twenty-one holes were drilled with PQ line totalling 3,380.75 m. allowed the collection of approximately 35 t of samples for metallurgical tests conducted in Chile. From August-September 2010, two more holes was drilled for zinc metallurgical testing, was drilled 691.45 m in two holes.

·                                Constancia Geotechnical Drilling (CG): from May 2008 to July 2012 drilling was completed in the surroundings of the pit, the waste dump, tailing management facilities, camp site, haul rock and other facilities, totalling 10,903.70 m in 154 holes.

·                                Constancia Hydrogeological Drilling (CH): from January 2009 to June 2012 3,816.45 m was drilled in 27 holes. Drilling was completed in the waste dump and TMF facility areas, and 9 large diameter holes (water holes) were completed along the Chilloroya River and at the Constancia pit.

·                                Pampacancha Exploration-Infill Drilling (PO, PR): started in August 2008, exploration drilling continues at this time.  A total of 144 holes were drilled, 28 being RC (7,090 m) and 116 core drilling (33,336.90 m) totalling 40,426.90 m.

·                                Pampacancha Geotechnical Drilling (PG): from May to June 2012, three holes were drilled for the pre-feasibility study of the Pampacancha deposit, totalling 726.80 m. These holes had two purposes: geotechnical and hydrogeological.

·                                Chilloroya South Exploration (SO, SR): started in June 2010, exploration drilling was carried out at five targets.  A total of 35 holes were drilled, 14 being RC (4,142 m) and 21 core drilling (7,886.55 m) totalling 12,028.55 m.

·                                Uchuccarco Exploration (UO): in January 2010 three diamond drill holes were drilled in a zone of magnetic anomaly totalling 783.45m.

1.11                        SAMPLE PREPARATION, ANALYSES, AND SECURITY

Sample preparation, analysis and security procedures were reviewed from the campaigns conducted on the Constancia project through the documentation available in this and 2005, 2006, 2007 and 2009 and Technical Reports.

1.11.1              CONSTANCIA

·                                Bulk Density: A total of 1,247 density measurements have been made for 145 drill cores from the Constancia - San José area. The bulk density measurements were conducted by ALS Chemex with paraffin wax coat method.

·                                Sample Preparation and Assaying: Sample preparation and assaying for Norsemont was carried out by ALS Chemex in Peru until June 2008, after which SGS del Peru continued with this work with similar procedures.

·                                Database Integrity: The database integrity procedures described in the previously filed technical reports were reviewed. All lithological, alteration, geotechnical and mineralization data is logged on paper logs that are later entered in spreadsheets from where they are imported into the database.

1.11.2              PAMPACANCHA

·                                Bulk Density: A total of 56 density measurements were taken from actual core for the Pampacancha project. As with Constancia, the analysis was conducted by ALS Chemex.

·                                Sample Preparation: All samples were sent to SGS del Peru S.A.C. (SGS) for preparation and assaying. The laboratory conforms to ISO/IEC 17025 and ISO 9002 standards.

·                                Assay Methodology: All samples were analyzed by SGS laboratory through Inductively Coupled Plasma — Atomic Emission Spectrometry (ICP-AES) after multi-acid digestion and gold was determined by fire assay with Atomic Absorption Spectroscopy (AAS).

·                                Blanks, Standards and Duplicates: During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Pampacancha deposit by Hudbay and were analyzed and certified by Acme labs. As part of the Pampacancha drilling, duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample.

1.12                        DATA VERIFICATION

Data Verification was reviewed and approved by Cashel Meagher (Qualified Person pursuant NI 43-101) from the campaigns conducted on the Constancia Project.

1.12.1              CONSTANCIA

·                                Norsemont QC Protocol

·                  The Quality Control (QC) protocol during the Constancia exploration campaigns from 2006 to 2010 included the insertion of the following control samples in the sample batches:

·                  Twin samples (Core) or field duplicates (RC): one in 20 samples

·                  CRMs: one in 20 samples; four CRMs are inserted in alternate order.

·                  Blanks: one in 20 samples

·                  The twin samples, field duplicates, coarse blanks and Certified Reference Materials (CRMs) are inserted on the drill site prior to submission to the laboratory.

·                                Amec QC Evaluation

·                  Twin Samples: Twin samples are obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. Norsemont inserted a total of 1,952 twin samples in batches during the drill campaigns they operated between 2005 and 2011. AMEC processed these data using the hyperbolic method.  The sampling procedure is considered to be acceptable if the proportion of failures (failure rate) does not exceed 10% using as failure limit the y2=m2x2+b2 hyperbola evaluated for a 30% relative error1 (RE).  The  failure  rates  for  Cu,  Mo,  Zn  and  Ag  ranged  between  7%  and  16% (Table 3-7). Therefore, it was concluded that Norsemont Core sampling procedure was reasonable for Mo and Ag. However, for the frequency of twin sample failures for Cu and Zn was greater than expected, indicating sampling issues for copper and zinc, two of the most important metals in the resource model.

·                  Field Duplicates: Norsemont inserted a total of 51 field duplicates in batches from RC holes. The failure rates for Cu, Mo, Zn and Ag in samples ranged between 0% and 8%. Therefore, AMEC concluded that Norsemont RC sampling precision was reasonable for these metals.

·                  CRMs: Norsemont has used Certified Reference Materials (CRMs) prepared by SGS and ACME laboratories from coarse rejects from previous drilling campaigns at Constancia. To evaluate the accuracy of assaying using CRMs, outliers were excluded, values located outside the AV±3*SD interval (AV, SD: average value and standard deviation, respectively, calculated from the actual assay values of the inserted standards).

·                  Blanks: Coarse blanks are coarse samples of barren material, which provide information about the possible contamination during preparation; the coarse blanks should be prepared immediately after highly mineralized samples. A total of 2,119 coarse blanks were included in regular submission batches. It was concluded that the preparation process at ALS Chemex produced no significant Cu, Mo, Zn and Ag contamination in most of the blanks evaluated.

·                  Check Samples: ACME acted as secondary laboratory for the 2006 and part of the 2007 campaigns; 388 samples were submitted to ACME in 2007 for external review and control..

·                  Site Visit

·                  As part of their scope of work, AMEC Senior Geologists Waldo Arias, Rosario Basurto and Angelica Torres made a site visit to the core shack in the district of Saylla, province of Cusco from April 04th to April 08th, 2011. While on site, AMEC reviewed drill core at the core shack in order to evaluate the consistency of the core logging. Nineteen drill holes were reviewed to understand the lithology, alteration and the mineralization domains; and ten drill cores were reviewed to identify the rock quality and various geotechnical issues for the pit design.

·                  Core Review

·                  Average core recovery was 95.9%, with the vast majority of recoveries greater than 90%.  To ensure there were no issues with recovery within mineralised zones, core recovery was also checked on a stand-alone basis in the mineralised zones; average core recovery in the mineralised zones was 96.3%, with a large majority of recoveries greater than 90%.

1.12.2              PAMPACANCHA

·                  Quality Assurance / Quality Control

·                  Hudbay submitted a total of 15,932 samples from 110 drill holes to SGS’s laboratory for analysis. In addition to these samples, 471 blanks, 336 reference standards and 486 duplicates were submitted.

·                  Blanks: A total of 471 blank non-mineralized quartz samples were submitted by Hudbay to test for cross-contamination from sample to sample during crushing and pulp separation.

·                  Standards: The reference standards certified by Acmelabs were assayed by SGS. Of the 336 copper standards submitted for assaying, 124 of the assays fell outside the lower standard deviation indicating possible sub-estimation of copper content.

·                  Check Assaying: Despite having no duplicate pulps checked assayed in another laboratory, the geologist routinely inserted duplicate core samples to check the homogeneity of the mineralization and sampling precision. In total 453 duplicates were inserted, approximately every 30 samples.

·                  Site Visit

·                  Arnaldo Zamorano, a Hudbay resource geologist from the Santiago office visited the Pampacancha deposit between November 08 to 11, 2011 to conduct a personal site inspection and become familiar with conditions on the property, observe the geology and mineralization and verify the work completed on the property as part of the mineral resource estimation and technical report process.

·                  Core Review

·                  Visits to the core facility at the Constancia camp site were conducted for core review and verification of mineralization.

·                  Drilling Database

·                  An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by Hudbay. The validation included 100% of the assay values from the Pampacancha drilling. No significant discrepancies existed within the database and it is believed to be accurate and suitable for mineral resource estimation.

1.13                        MINERAL PROCESSING AND METALLURGICAL TESTING

Three phases of metallurgical process development were developed for Constancia and two phases were developed for Pampacancha.  The Constancia testwork resulted in a finalized process selection of conventional SAG and ball mill grinding, rougher and cleaner flotation and copper-moly separation plant.  Other processes such as thickening and filtering were tested and confirmed that Constancia ore is similar to other copper ores in the region.  Zinc recovery to the copper concentrate is of concern and plant feed control will be required to adequately avoid excessive zinc grades in the copper concentrate.  The molybdenum testwork was inconclusive and more work will need to be done during plant operations to achieve optimum performance.  Consequently, conservatively low molybdenum concentrate grades have been assumed.

Pampacancha testwork is still at the prefeasibility level, so there are still several assumptions that have been made for the Pampacancha ore recovery and throughput in the Constancia plant.  More grinding, flotation and solid-liquid separation testwork for Pampacancha is planned to take it to the DFS level before it enters production.

Table 1 -2 shows the recoveries that have been predicted from the plant after commissioning and ramp up once it has been optimized.  These recoveries have been developed from testwork results, experience and using industry benchmarking data.

Table 1-2: Recoveries

	Recovery to Copper Concentrate					Recovery to Moly Concentrate
Domain	Cu %	Zn %	Pb %	Au %	Ag %	Mo %
Hypogene	90.5	30.0	41.4	60.0	72.0	55.0
Supergene	88.4	80.0	41.4	60.0	90.0	55.0
Mixed	88.4	30.0	41.4	60.0	90.0	55.0
Skarn	84.4	30.0	41.4	60.0	52.0	55.0
High Zn	84.4	30.0	41.4	60.0	52.0	55.0
Pampacancha	85.0	30.0	41.0	65.0	65.0	55.0

1.14                        MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained herein pertain specifically to the Constancia and Pampacancha deposits.

1.14.1              CONSTANCIA

The Constancia mineral resource estimate was completed by AMEC, effective August 23, 2011, and was subsequently reviewed and approved by Hudbay (under the supervision of Cashel Meagher, P. Geo., Hudbay’s Vice President South America Business Unit and a qualified person under NI 43-101). The mineral resource estimate represents an update to previous model estimation (By GRD Minproc, DFS 2009), used updated modelling methods and parameters and was completed using MineSight® Software in PSAD56 UTM 19S coordinates.

Resource estimation for Constancia is based on integrated geological and assay interpretations of information recorded from diamond core logging and assaying and is comprised of following key steps: Exploratory Data Analysis, Modelling (Composites, variography and Interpolation) and Validations. A total of 161,110 m (554 holes) have been drilled at the Constancia deposit.

The Constancia geological model is comprised of six lithology domains and five mineralization type   zones. The mineralization type zones are: leached, oxide, supergene, mixed and hypogene material. The mineralization type model is based on logged codes, which have been checked against the sequential leach copper assay values.

Statistical analyses were performed by lithology type and mineralization type zone and were used to develop estimation domains.

In terms of resources categorization, the drill hole spacing analysis results indicate that, a drilling spacing of 50 m by 50 m could  to classify material as measured resources and drilling spacing of 80 m by 80 m could be used to classify material as Indicated resources.

Mineral resources above a 0.12% Cu cut-off grade are listed in Table 1-3. Mineral resources  above  a  cut-off  grade  of  0.12 %  Cu  have  reasonable  prospects  for economic extraction under the following assumptions: a copper price of US$2.88/lb, a molybdenum price of US$16.00/lb, copper recovery of 89%, molybdenum recovery of 60%, and processing costs of US$ 5.5/t and mining costs of US$ 1.30/t.

Table 1-3: Constancia Mineral Resources (Effective August 23, 2011)

Category	Tonnage (Mt)	Cu %	Ag ppm	Mo ppm	Au ppb
Measured	537.38	0.31	3	88.4	41.4
Indicated	408.17	0.21	2.1	57.7	33.9
Measured + Indicated	945.55	0.27	2.61	75.15	38.16
Inferred	221.11	0.19	1.8	48.6	31.8

Note: The above mineral resources have a copper cut-off grade of 0.12% and have reasonable prospects for economic extraction. Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

After detailed review, Hudbay determined that AMEC’s mineral resource estimate for the Constancia deposit was accurate and that the resource model would be used in future engineering studies.

1.14.2              PAMPACANCHA

The Pampacancha mineral resource estimate was developed by Hudbay’s Geology Team under the direction Robert Carter, P. Eng. Director, Technical Services. The estimate was completed using GEMS® software in PSAD56 UTM 19S coordinates and has been approved by Cashel Meagher, P. Geo., Vice President, South America Business Unit.

The Pampacancha deposit first began to be drilled by Norsemont in 2008 and continued to be drilled by Hudbay after it acquired Norsemont in 2011.

A total of 110 holes (30,863 meters) were used in the resource calculation with 14 of those being derived from reverse circulation drilling and the remaining 96 from HQ diameter diamond drilling. All holes were drilled from surface by Geotec. Core recovery was near 100% for all holes.

The drilling results were used to enable the preparation of a 3D geological interpretation and estimation of mineral resources. The database for the drill hole data utilised was maintained in Access spreadsheets and was validated by Hudbay in order to identify possible errors and compatibility to the assay certificates. Hudbay determined that the skarn mineralisation hosts the majority of the copper and the resource estimation was completed only for the skarn.

The mineral resource was estimated by ordinary kriging interpolation and is shown in Table 1-4. Mineral resources above 0.2% copper cut-off have reasonable prospects for economic extraction under the following assumptions: an approximate $10/t operating cost, 80% recovery of copper and copper price of $2.25/lb net of selling costs.

In contrast to the Constancia resource estimate, in the Pampacancha resource estimate, a pit optimization shell was not considered and the main parameter for resource categorization was a copper cut-off of 0.2%.

Table 1-4:  Pampacancha Mineral Resources (Effective April 2, 2012)

Category	Tonnage (Mt)	Cu %	Ag ppm	Mo ppm	Au ppb
Measured	11.53	0.62	5.43	168.35	342.32
Indicated	39.70	0.55	6.11	135.44	314.88
Measured + Indicated	51.23	0.57	5.96	142.85	321.06
Inferred	4.47	0.43	6.5	110.82	215.47

Note: No copper equivalency was used for the copper cut-off value and the estimated resource reports each grade value separately. Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

1.15                        MINERAL RESERVE ESTIMATES

The mineral reserve estimates for the Constancia Project are based on block models, as described in the sections of this Technical Report titled, Mineral Resource Estimates, Net Smelter Return, and Pit Design.

Mining, processing, and economics parameters have been used to develop the mineral reserve estimate for the project. The mineral reserves’ economics are described in Section 22, Economic Analysis, of this Technical Report.

This mineral reserve estimate has been determined and reported in accordance with NI 43-101and the classifications adopted by CIM Council in November 2010. NI 43-101 defines a mineral reserve as “the economically mineable part of measured and indicated mineral resources”.

Mineral reserves estimates for the Constancia and Pampacancha deposits, which are presented in this Technical Report, were prepared by the QP Audra Walsh (President, CEO at A2Z Mining Inc); and approved by Hudbay (under the supervisions of Cashel Meagher, P. Geo., Hudbay’s Vice President South America Business Unit and a qualified person under NI 43-101).

The Block Models used for the mineral reserve estimates have as a base the original mineral resource Estimate described in Section 14. Taking the original resource model for Constancia and re-blocking its Selective Mining Unit (SMU) from 10x10x15 meters to 20x20x15 meters, and re-blocking the Pampacancha resource model SMU from 10x10x5 meters to 20x20x10 meters.

The regularized models which were created to simulate the actual mining practice by regularizing the SMU block sizes were considered a diluted model (the resulting dilution applied is approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit) and no internal nor external dilution was added to the block models during the Mineral Reserve Estimation.

The Qualified Person, Cashel Meagher, concluded that smoothing within the block model provided sufficient dilution and accounted for potential mine losses.

Mine design and reserve estimation for the Constancia and Pampacancha pits used the Net Smelter Return (NSR) block models, which consist of the NSR values calculation for each block in the block models, taking into account the Cu, Mo, Ag, and Au grades, mill recoveries, contained metal in concentrate, deductions and payable metal values, metal prices, freight costs, smelting and refining charges and royalty charges. All of these parameters were applied to the block model (re-blocked resource models) to form the basis of the reserve estimate.

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 450 million tonnes at a copper equivalent grade of 0.49% supporting a 16 year mine life. The mine plan is such that the process plant is expected to operate to the capacity of the grinding circuit throughout LOM. The plant is expected to process 29 Mt /a (84,500 t/d at 94% availability) of ore. Concentrate production rates average 328,000 t/a over LOM. Constancia and Pampacancha mineral reserves are summarized in the following Table 1-5.

Table 1-5: Constancia and Pampacancha Mineral Reserves

Constancia Mineral Reserves - August 8, 2012

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	Eq (1)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves - August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1)           Not accounting for recovery.

The economics of the mineral reserves were confirmed by the financial model described in Section 22 of this Technical Report. The financial model  confirmed a 14.5 percent internal rate of return, based on the following metals prices: a copper price of US$2.75/lb, gold price of US$1,150/oz, silver price of US$23.00 /oz and molybdenum price of US$14.00/lb. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit.

1.16                        MINING METHODS

The Constancia project is a traditional open pit shovel/truck operation with two deposits, Constancia and Pampacancha. The project consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum.  Silver and a small quantity of payable gold will report to the copper concentrate.  The Pampacancha deposit, located 5 Km SE from Constancia, exhibits higher grades of copper and gold and is scheduled to enter into production during 2016.

The Constancia ultimate pit will measure approximately 1.7 km east to west, 1.5 km north to south, and have a maximum depth of approximately 600 m.  The Pampacancha ultimate pit will measure approximately 0.6 km east to west, 1 km north to south, and have a maximum depth of approximately 300 m.  There is one primary waste rock facility (WRF), which is located to the south of the Constancia pit and is intended to be used for both deposits. The processing facility is located approximately 1 km west of the Constancia pit, while the tailings management facility (TMF) is located approximately 3.5 km southwest of the Constancia pit.  The pits and facilities can be seen in the following Figure 1-2.

Figure 1-2: Constancia Project- Main Facilities

Total project life is estimated to be 19 years, which consists of 2 years of construction, plus 17 years of mine production, including 3 quarters of pre-stripping and 8 months of production ramp up.

Pit Design

The Pit optimization was based on the profitability of the in situ blocks, and on the ability of each block of feed to cover the cost of stripping waste to access the feed block, utilizing the Lerch-Grossman algorithm.  The diluted block models described in Section 15 were used for the pit optimizations.

For the pit design, the targeted minimum mining width was 90 meters and honored the wall slope design provided by Knight Piésold (“KP”).  Pit design parameters and final phase designs for Constancia and Pampacancha can be seen in the following Tables and Figures.

Table 1-6: Constancia Pit Design Parameters

Description
Slope angles	2011 KP Slopes
Minimum Mining Width	60 m, with a target of 90 m
Road width	30 m
Catch berms	8 and 9.9m (depending on IRAs)
Bench height	15 m single bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore

Table 1-7: Constancia Slope Guidance

Area	IRA	Overall slope	Face Angles
Northwest	45°	40° - 42°	65°
Northeast	48°	40° - 42°	65°
East	45°	40° - 42°	65°
Southeast	45°	40° - 42°	65°
Southwest	40°	37°	60°
West	40°	37°	60°

Figure 1-3: Constancia Geotech Zones

Table 1-8: Pampacancha Pit Design Parameters

Description	May 2012 Plan
Slope angles	2012 KP Prefeasibility Slopes Study
Minimum Mining Width	60 m
Road width	30 m
Catch berms	9 and 12m (depending on IRAs)
Bench height	20m double bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore (combined with Constancia)

Table 1-9: Pampacancha Slope Guidance

Area	IRA	Overall slope	Face Angles
North	43°	40°	65°
East	43°	40°	65°
South	43°	40°	65°
Southwest	49°	45°	70°
Northwest	49°	45°	70°

Figure 1-4: Pampacancha Geotech Zones

The ultimate pits have been divided into 6 phases for Constancia and a single phase for Pampacancha to facilitate the early extraction of the most profitable feed, and/or minimize the waste stripping.  All phases are designed to provide the optimal ore for feeding the crusher based on the mining rate of up to 80mtpa and processing rates of ~29mtpa.  The breakdown of the Phases can be seen in Table 1-10.

Table 1-10: Breakdown of Phases

Constancia Pit	Ore Mdmt	Cu %	Mo %	Ag g/t	Au g/t	Waste Mdmt	Total Mdmt	Strip Ratio
Phase 1	56.88	0.53	0.011	3.68	0.04	61.37	118.25	1.08
Phase 2	76.75	0.37	0.011	3.34	0.04	91.09	167.85	1.19
Phase 3 (San Jose)	9.77	0.45	0.007	3.93	0.09	21.71	31.48	2.22
Phase 4	93.82	0.31	0.010	3.54	0.04	179.81	273.62	1.92
Phase 5	45.01	0.30	0.009	3.03	0.04	63.61	108.63	1.41
Phase 6	120.96	0.29	0.008	2.79	0.04	110.59	231.54	0.91
Total	403.19	0.35	0.010	3.25	0.04	528.18	931.37	1.31

Pampacancha Pit	Ore Mdmt	Cu%	Mo%	Ag g/t	Au g/t	Waste	Total	Strip Ratio
Phase 1	46.72	0.48	0.015	4.49	0.29	70.89	117.61	1.52
Total	46.72	0.48	0.015	4.49	0.29	70.89	117.61	1.52

The mine production plan contains 599 Mt of waste, and 450Mt of ore, yielding a waste to ore stripping ratio of 1.33 to 1. An average LOM mining rate of 65 Mt/a, with a maximum of 80 Mt/a, will be required to provide the assumed nominal process feed rate of approximately 29 Mt/a.  The ore production schedule for the project shows average grades of 0.36% Cu, 0.010% Mo, 0.07 g/t Au and 3.38 g/t Ag. The metal contained in this production plan is approximately 3.6 billion pounds of copper, 100 million pounds of molybdenum, 970 thousand ounces of gold and 48.9 million ounces of silver.

Total project mine life (not including construction) is estimated to be 17 years, including 9 months of pre-stripping and 8 months of ramp up. Feed stockpiled during the pre-stripping period will be processed during the first year of plant production.  The priority plant feed will consist of high grade material (HG)

and medium grade material (MG). The low grade material (LG) will be fed as needed and will otherwise be sent to the waste rock facility (WRF).

Mine and Process Schedule

For Constancia, mine road construction is expected to begin in the second quarter of 2013 and it will require the construction of approximately 9 kilometers of haul roads during a six month period.  Haul road access to pit phases 2 through 4 are expected to be constructed during 2015 and will require the construction of 4.4 kilometers of haul roads.

For Pampacancha, mine road construction is expected to begin in the third quarter of 2015 and will require the construction of approximately 4.5 kilometers of haul roads during a six month period.

Pre-Stripping is expected to commence in November 2013, nine months before the initial start-up of the process plant.  The mining ramp up rate is based on 50% availability of the shovel in the first month, and 100% of availability of the shovel in the second month, with the erections starting one after another.

Feed mined during pre-stripping is expected to be stockpiled. Initial pre-stripping of 31 Mt of waste material will be required before there will be continuous access to feed grade mineralization. During pre-stripping, 16.5 Mt of Non Acid Generating material (NAG) is expected to be mined. This material will be required for the access roads, tailings dam and other construction facilities. The total waste dump volume requirement of 555 Mt will contain the Potentially Acid Generating material (PAG). The PAG waste dump is located south of the Constancia Pit, and it will store waste from Constancia and Pampacancha. For this mine plan 100% of the Pampacancha waste is considered PAG, this is a conservative assumption that might represent an opportunity in the future. Around 20 Mt of NAG materials will be stored at approximately 250 meters west of the waste dump.

The Constancia Project is expected to have all necessary infrastructure for a large mine operation. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, and electrical power distribution and substations to support construction and mine operations.

Caterpillar 793F haulage trucks and Hitachi EX-5600 shovels were selected as the most suitable equipment for the Project. The selection criterion was based on flexibility, commercial terms, service terms and prices. The required mining fleet for the operation can be seen in Tables 1-11.

Table 1-11: Mine Fleet Requirement - LOM

Activity	Equipment Description	2013/2014 Y -1	2014 Y1	2015 Y2	2016 Y3	2017 Y4	2018 Y5	2019 Y6	2020 Y7	2021 Y8
Drilling	SKL Drill Rig	2	2	3	3	3	3	3	3	3
	ROC L8	0	1	1	1	1	1	1	1	1
Loading	Shovel EX5600-6	3	3	3	3	3	3	3	3	3
	CAT 994H	0	1	1	2	2	2	2	2	2
Hauling	CAT 793F-227 tonne	15	15	19	26	30	30	28	28	28
Ancillary	Bulldozer CAT D10T	2	2	2	2	2	2	2	2	2
	Wheeldozer CAT 854H	1	1	1	1	1	1	1	1	1
	Grader CAT 24M	2	2	2	2	2	2	2	2	2
	Water Truck CAT 777	2	2	2	2	2	2	2	2	2
	Lube Truck CAT 777	1	1	1	1	1	1	1	1	1
	Diesel Truck CAT 777	1	1	1	1	1	1	1	1	1
	CAT 345	1	1	1	1	1	1	1	1	1

Activity	Equipment Description	2022 Y9	2023 Y10	2024 Y11	2025 Y12	2026 Y13	2027 Y14	2028 Y15	2029 Y16	2030 Y17	Total Qty
Drilling	SKL Drill Rig	3	3	3	3	2	2	2	2	2	3
	ROC L8	1	1	1	1	1	1	1	1	1	1
Loading	Shovel EX5600-6	3	3	3	3	2	2	2	2	2	3
	CAT 994H	2	2	2	2	1	1	1	1	1	2
Hauling	CAT 793F-227 tonne	28	28	28	27	21	18	16	16	16	30
Ancillary	Bulldozer CAT D10T	2	2	2	2	2	2	2	2	2	2
	Wheeldozer CAT 854H	1	1	1	1	1	1	1	1	1	1
	Grader CAT 24M	2	2	2	2	2	2	2	2	2	2
	Water Truck CAT 777	2	2	2	2	2	2	2	2	2	2
	Lube Truck CAT 777	1	1	1	1	1	1	1	1	1	1
	Diesel Truck CAT 777	1	1	1	1	1	1	1	1	1	1
	CAT 345	1	1	1	1	1	1	1	1	1	1

1.17                        RECOVERY METHODS

The projected throughput rate is 85,000 tpd of ore from the Constancia and San José ore bodies.

Annual concentrate production rates ramp up from 350,000 tpa in the first year to a peak of 450,000 tpa in Year 3. Production then drops to around 300,000 tpa until Year 10, after which it falls to 200,000 tpa and below until mine closure in Year 15.

The primary crusher, belt conveyors, thickeners, tanks, pebble crushers, flotation cells, ball mills and various other types of equipment will be located outdoors without buildings or enclosures. To facilitate the appropriate level of operation and maintenance, the filters and concentrate storage will be housed in clad structural steel buildings.

The crushing circuit consists of a 60” x 113” gyratory crusher, a variable speed belt feeder and a coarse ore stockpile feed conveyor.

The grinding circuit requires two SAG mill feed conveyors. Dual reclaim chambers will be used to house four apron feeders that will draw ore from the crushed ore stockpile to the SAG mill feed conveyors.

The grinding circuit consists of two identical trains of grinding; each train consists of a single semi-autogenous grinding (SAG) mill and a ball mill.  After year three of production there will be a pebble crusher added to each line.  The ball mills are operated in closed circuit with a cyclone cluster to produce cyclone overflow which reports to rougher flotation feed.

The function of the copper flotation area is to recover copper and molybdenum into a copper/molybdenum concentrate, reject zinc and reject gangue to the rougher tailings and cleaner scavenger tailings. The copper/molybdenum concentrate from the copper 3rd stage cleaner flotation column reports to a copper/molybdenum concentrate thickener.

The function of the molybdenum flotation area is to recover molybdenum into a molybdenum concentrate and reject copper to the tailings as a copper concentrate. The stages of molybdenum flotation are: rougher, 1st to 5th stage cleaners, and cleaner scavengers. The molybdenum roughers, first cleaners, second cleaners and cleaner scavengers consist of 14 m3 cells. Third cleaner consists of 8.5 m3 cells and fourth cleaner consists of 4.3 m3 cells. All are covered and gas is induced into each cell. The fifth cleaner flotation cell is a Jameson cell.

The tailings from the molybdenum flotation roughers and molybdenum cleaner scavengers report to a copper concentrate thickener. The thickener underflow is removed and stored in two surge tanks. The filter feed is pumped to two Larox horizontal filters. The filters produce a filter cake of 9% moisture. The filter cake is dropped to ground and is transferred to temporary storage by front end loader. Filtrate, cloth wash, and flushing water are returned to the copper concentrate thickener.

The molybdenum concentrate gravitates to a thickener. The thickened concentrate is pumped to an agitated molybdenum surge tank. The slurry is then pumped to a Larox horizontal pressure filter to produce a filter cake of approximately 15% moisture. Filter cake is conveyed by screw feeder to the molybdenum bagging plant. Molybdenum concentrate is bagged into 2 t bulk bags. The bulk bags are loaded onto trucks using forklifts.

After filtering, the copper concentrate is transferred to copper concentrate product storage stockpiles inside the copper concentrate and load-out building. The building contains a live stockpile with capacity for seven days production (12,024 t).  A fleet of about 64 tractor trailers, each with 33 t hauling capacity will be used to transport the concentrate to the port. A single front end loader will collect concentrate as it falls from the filters and either load it directly onto the trucks or temporarily store it in the same building. During daylight hours the trucks will drive from site to the Matarani port then back to the site empty. At peak production about 40 trucks per day will leave site.

The copper tailings flow by gravity from the two copper rougher tailings lines, and by pumps from the cleaner scavenger tailings line, to tailings thickener, where it is thickened to 58% solids. Thickened underflow is then pumped to the tailings dam. The thickener overflow gravitates to the process water tank where it is used in the grinding and copper roughing circuits.

The plant will normally run in automatic mode whereby all major units will be monitored and maintained by the DCS system logic. The plant operations will be monitored and controlled from a central control room that will be located between the grinding, flotation and regrinding areas. This control room will have CCTV views of different plant areas and DCS views of all the plant equipment, valves and instrumentation. The crusher and molybdenum areas will also have DCS interfaces. Various managers and remote parties will have access to the operating data via a web interface.

1.18                        PROJECT INFRASTRUCTURE

The project infrastructure consists of the management of waste rock, tailings, water, electric power supply and transmission, and improvements to the roads and the port. Figure 1-5 provides an overall site layout showing the location of the various storage facilities relative to the Constancia and Pampacancha mines and the mill.

Figure 1-5: Overall site layout

Tailings Management Facility

The tailings management facility (TMF) will be developed behind an east to west aligned, zoned  earthfill and rockfill cross-valley embankment dam that will be raised in stages over the life of the mine  and has been designed to store 445 million tonnes (Mt) of tailings (derived from 449.8 Mt of ore).  The tailings will be impounded behind the south side of the embankment in a basin that contains two natural valleys running north to south that are separated by a central ridge.

Tailings will be deposited from designated off-take points from a distribution pipeline located along the upstream crest of the embankment and around the perimeter of the facility, and will be delivered through drop-bar pipes running down the upstream face of the embankment and down the valley perimeter slopes into the TMF.  The points of active deposition will be frequently rotated to form a thin layered, drained, and well consolidated beach that will slope away from the embankment towards the south side of the TMF basin.  Initially, the surface pond will be located against the embankment in the east valley, but it will be displaced progressively upward and to the south by the development of the tailings beach, such that within the first three years of operations the beach is expected to become well developed against the embankment.  The surface pond will vary in size throughout the life of mine depending on the season, precipitation, and operational requirements.

The design of the TMF includes a LLDPE geomembrane liner and underdrains. The liner will cover the base of the entire eastern valley and a majority of the western valley to provide containment in areas where the surface water pond will be in contact with the base at any time over the life of mine.  The liner will also be extended up the upstream face of the embankment to the top of the downstream constructed raise.  Underdrain systems include groundwater underdrains beneath the liner, tailings underdrains, and an embankment toe drain.

Waste Rock Facility

The Potentially Acid Generating Waste Rock Facility (PAG WRF) is located in Cunahuiri Valley east of the Constancia Pit and provides storage for 560 Mt of PAG waste based on the mine plan received on, May 11-13, 2012. It has a placed density of 1.9 t/m3, resulting in a total volume of 295 Mm3.

Water Management

Hydrologic and hydraulic analyses, including a detailed process water balance, were completed to determine the frequencies and quantities of flows as well as the types of flow, location, and resulting sizes of the water management structures required to contain or convey them. From the site assessment of the water management within the project area, the water was divided into categories of process water (water that is associated with the process and will be used in the process operation and/or it will be transferred throughout the project via conveyance pipelines) and non-process water (water that is not associated with process and typically consists of storm water runoff from areas within the project site).  The non-process water was further divided into contact water (potentially acid generating (PAG) runoff water and non-PAG runoff water) and non-contact water.

Based on the analysis of the water balance model and average climatological conditions, sufficient water exists in the system to operate at the proposed mining and milling rates and no additional water sources are required for operation.

On site Camps

Constancia is a remote site with restricted road access from the nearest significant town 1 ½ hours away. This requires that two camps (one permanent and one for the construction phase) be constructed to house all personnel needed for community relations, environmental and safety support, and management, engineers and work crews that are required to perform exploration, geotechnical investigations and construction of the facilities. The camp facilities have been designed with reference to the IFC standards for camp construction for mining activities.

Electric Power Supply and Transmission

The Constancia Project’s maximum demand for electricity is estimated to be 96 MW with an average load of 85 to 90 MW in the first 5 years.

Based on Supply/Demand studies it is expected that sufficient electricity will be available at the new 220 kV Tintaya substation (planned to be in operation in mid-2013) located about 70km from the mine site. It is estimated that electricity will be available in the $50 to $60/ MWhr range.

HudBay is in the process of a Private Bid to a third party to be awarded by HudBay to provide Integrated Services for Power to the Constancia project, which will include, in general terms, engineering, procurement and construction of the power facilities, followed by operating and maintenance services of the Constancia 220 kV substation, the 220 kV transmission line running from the new Tintaya Substation to the Constancia HV Substation, and connection facilities

Roads

Currently there is a road to site, consisting of 70km of sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 km of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) are expected to be upgraded by Hudbay Peru, as necessary, to meet the needs for construction and life of mine use.

Port

Copper concentrate is expected to be shipped from Constancia via road (~460km) and arrive at the Matarani port in trucks. These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator (negotiations are currently underway with the port owners/operators). The shed will have between 45 and 90 wet kt capacity. A chute from the shed will feed a conveyor system in a tunnel below. The same conveyor and ship loading equipment will be shared with other copper concentrate exporters.

The ship loading conveyor will be tubular to avoid concentrate losses and to conform to Peruvian regulations. The design, installation and operation of the port will be by TISUR. Hudbay will pay for its use on a per tonne basis, but will not contribute to the capital cost.

1.19                        MARKETING AND CONTRACTS

The copper concentrate produced at Constancia is expected to be very marketable with average to above average copper grades, low impurities and low payable gold, making them attractive to smelters throughout Asia, Europe and even within South America. See Table 1-12 for estimated typical copper concentrate composition.

Table 1-12: Copper Concentrate Composition

Metal	Unit	Project Average	Range
Cu	%	26.8	23.7 to 31.8
Ag	g/t	219	174 to 243
Au	g/t	2.1	1.6 to 3.0
Zn	%	3.3	1.75 to 5.5
Pb	%	0.86	0.5 to 1.7

Both an EPCM contract and a contract covering heavy civil works as well as the first 5 years of mining are in place. Contracts for power supply and transmission line construction as well as port services are currently “under negotiation”.

1.20                        ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Environmental and Social Impact Assessment (ESIA) for the Constancia Project is the principal mechanism for identifying baseline conditions and evaluating the impact of the project. Constancia’s ESIA, which was approved by the Peruvian Ministry of Energy and Mines (MINEM) on November 24, 2010, has been designed to satisfy the requirements of Peruvian legislation and to comply with internationally accepted guidelines for social and environmental protection. A first amendment to the ESIA is currently under preparation to match the Detailed Design Feasibility Study.

Hudbay also obtained the approval of the third amendment to the Semi detailed Environmental Impact Assessment (SD-EIA) on May 23, 2011, which allows for exploration activities at the Constancia Project. A fourth amendment to this environmental instrument was submitted to the

MINEM on April 27, 2012 in order to conduct further exploration activities in the Pampacancha and Chilloroya South deposits. This amendment is currently under evaluation.

In June 2012, Hudbay secured the permits required to start construction activities, including the authorization to construct the process plant and ancillary facilities and the construction permit for the Cunahuiri reservoir.

As determined in the ESIA, the Project has a direct and an indirect area of influence. The direct area of influence is comprised of the peasant communities of Uchuccarco and Chilloroya. Both communities have a small “urban centre” and farmland. Line of sight from the urban centers to the mine operation will be largely obstructed by the natural topography. Hudbay has duly acquired the land rights required for the development of the mine from each community and the relocation of 36 rural households of the Chilloroya community is ongoing. Social development agreements have been duly executed and recorded with the Public Registry for both Chilloroya and Uchuccarco communities. Local employment and local procurement policies and procedures are also in place.

The indirect area of influence is comprised of the following 7 communities: Huaylla Huaylla, Alto Collana, Casa Blanca, Collana, Merquez, Urazana and Añahuichi and the districts of Velille, Chamaca and Livitaca. Although no agreements with these entities are required for the construction and operation of the project, Hudbay is working on developing agreements with them in order to secure an appropriate social environmental for the development of the project.

Hudbay has a Community Relations Plan and a solid team structure that will include one permanent office in Chilloroya and another in Uchuccarco.

1.21                        CAPITAL AND OPERATING COSTS

The LOM capital costs are estimated to be $2,211.6M, including $1,546.1M for major project capital as summarized in Table 1-13. The capital cost estimate has an accuracy of +/- 15%.

Table 1-13: Capital Costs

Capital Expenditures

Initial Capital
Geology, Mine Deign & Studies	000 US$	2,112
Mining	000 US$	302,929
Process Plant	000 US$	359,838
Site Services and Utilities	000 US$	17,412
Internal Infrastructure	000 US$	372,505
External Infrastructure	000 US$	48,849
Project Preliminaries	000 US$	27,665
Indirect Costs	000 US$	144,049
Owners Costs	000 US$	270,787
Total Initial Capital	000 US$	1,546,146

Sustaining Capital(1), (2), (3)
Mining - Replacement	000 US$	95,309
Mining - Major Repair	000 US$	223,706
Plant - Pebble Crusher	000 US$	18,858
Plant - Tailings Pipeline	000 US$	15,789
TMF	000 US$	297,130
Other	000 US$	14,657
Total Sustaining Capital	000 US$	665,448

Total Capital Expenditures	000 US$	2,211,594

(1)         Not including Closure costs

(2)         Cost model projects sustaining capital costs based on a forecast of the price of key input drivers, namely diesel, steel and the PEN/USD exchange rate

(3)         Undiscounted

Operating costs include onsite mine development, ore production, processing, infrastructure and site specific G&A, as well as estimated costs for concentrate transport, storage and port handling.

The total operating LOM costs are estimated to be US $9.40/tonne milled or $4,230.3M for the life of the mine.

1.22                        ECONOMIC ANALYSIS

The Constancia project’s NPV8% is C$571M as of July 1, 2012 and the IRR is 14.5%. The economic analysis incorporates capital expenditures that have been incurred during the first six months of 2012 and does not account for the silver stream transaction with Silver Wheaton. Project payback on an after-tax basis occurs in the fourth year of commercial production. The project’s gross revenue breakdown by metal is 81.1% from copper, 6.9% from silver, 6.8% from molybdenum and 5.2% from gold.

The metal prices and exchange rates used in the economic analysis are based on a blend of consensus metal price forecasts from over 20 well known financial institutions as of June 2012 as well as Brook Hunt’s metal price forecasts for copper. In addition to these forecasts, the forward curve and spot metal prices are taken into consideration. Long term equilibrium prices (LTEP) are in effect from 2017 onward.

The Constancia cash flow model fully incorporates the Peruvian tax regime which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The cash flow also incorporates the project’s closure and reclamation costs that are forecast to commence post-2020 and continue through to post-mine closure in 2030.

Constancia’s effective mining tax and mining royalty are projected to be 2.86% and 2.61% of operating income over the life of the project. The Constancia cash flow model assumes that a tax stability agreement will be finalized in 2012. Companies operating under a tax stability agreement are subject to a 32% corporate tax rate and receive accelerated depreciation for certain classes of assets. Both the mining tax and the mining royalty as well as Peru’s 8% labour participation are deductible expenditures for the purposes of calculating the corporate tax. Capital expenditures in Peru are subject to a refundable IGV/VAT tax that is based on 18% of the cost of capital goods.

The Constancia project is most sensitive to the copper price, followed by capital costs, operating costs, the PEN/USD exchange rate and lastly secondary metal prices (silver, molybdenum and gold), respectively.

1.23                        ADJACENT PROPERTIES

There is no material information concerning mining properties adjacent to the Constancia project.

1.24                        OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information material to the Constancia project that could make this report clearer.

1.25                        INTERPRETATION AND CONCLUSIONS

· The mine plan developed for the Constancia deposit is feasibility study quality and has been integrated with the mine plan for the Pampacancha deposit, which is pre-feasibility study quality.  The projected supply of 16 year mill feed includes 450 million tonnes of proven and probable mineral reserves.

· There are approximately 463 million tonnes of material currently classified as measured and indicated mineral resource that can be reviewed for economic returns should metal prices remain elevated.

· The database is of sufficient quality to support the mineral resource and it has been validated by two external reviews

· The methodology described for pit limit determination for both Constancia and Pampacancha, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice.

· The Constancia project is one of many large projects to be constructed in Peru over the next several years. It is anticipated that there will be competition for workers and resources, which could result in potential schedule challenges during the construction period. The author believes that schedule slip will be the principal pressure on cost should the project experience construction delays. In the opinion of the author the amount of contingency of ~%11 allotted to construction capital cost should mitigate most cost risk and furthermore at the time of publication of this document committed and spent dollars would raise this contingency to close to ~15% of the remaining capital cost.

·The authors believe that the current supply and demand for copper is such that the project will be completed in a favorable elevated copper market cycle when it reaches full production in 2015.

· There exists to the West, adjacent to the Constancia proposed pit and at a depth of 250m, a Titan chargeability anomaly that Hudbay plans to test through diamond drilling in 2012. Further exploration is planned and warranted on the Pampacancha deposit with mineralization open to the North and West of the delineated deposit. The Chilloroya South prospect also has several exploration targets that merit follow up.

· The return on investment and net present value are most sensitive to the price of copper. The resulting NPV (CAN$571 Million) and IRR (14.5%) utilizing the current Hudbay long term view on metal prices, TC/RC’s and economic assumptions, in the opinion of the author, support the declaration of mineral reserves as outlined in the CIM guidelines.

· The test work to define the comminution characteristics of the Constancia deposit, particularly for the mill feed, is sufficient for all Constancia ore types that are likely to be encountered and are at a feasibility study level of design.

· The proposed grinding circuit is sufficient to process the design tonnage and are at a feasibility level of design.

· The comminution characteristics of the Pampacancha ore body are tested to a pre-feasibility level of design recognizing they will be treated in the Constancia mill.

· Additional test work is required to raise the Pampacancha ores to a feasibility study level, but sufficient testing is complete for them to be considered at pre-feasibility study level.

· The mine sequencing and planning will require care and review to ensure zinc concentrate grades are kept at marketable levels.

· The molybdenum recovery circuit has assumed a lengthy ramp up to mitigate the difficult nature of achieving design recoveries.

1.26                        RECOMMENDATIONS

· Acquire Pampacancha surface rights

· Meet relocation commitments under the agreement with the community of Chilloroya

· Update ESIA and other permits to reflect current design

· Bring Pampacancha engineering design to feasibility study level

· Incorporate data from infill drilling program at Pampacancha into future resource model updates

· Continue exploration activities on nearby prospective properties

· Add check of 3-5% of pulps from resource delineation drilling to exploration sampling and assaying protocols

· Conduct periodic blank performance during diamond drill campaigns

2.0                               INTRODUCTION

This Technical Report was prepared for Hudbay to support the public disclosure of the updated feasibility level mineral reserve and mineral resource estimate for the Constancia deposit and the new pre-feasibility level mineral reserve and mineral resource estimate for the Pampacancha deposit, both of which make up Hudbay’s Constancia Project, as of October 15, 2012.

Hudbay is an integrated mining company with assets in North and South America. Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan, and in Peru. Its mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality and growing long life deposits in mining friendly jurisdictions.

Hudbay acquired the Constancia Project in March 2011 through its acquisition of all of the outstanding shares of Norsemont Mining Inc. (“Norsemont”). Hudbay owns a 100% interest in the 36 mining concessions that comprise the Constancia Project, all of which are duly registered in the name of Hudbay’s wholly-owned subsidiary, HudBay Peru S.A.C. (“Hudbay Peru”); Hudbay Peru also has the required surface rights to develop the Constancia Project. This Technical Report represents the first technical report filed by Hudbay since its acquisition of Norsemont and updates Norsemont’s Feasibility Study Optimization dated February 21, 2011.

2.1                               TERMS OF REFERENCE

This Technical Report provides current estimates of the mineral reserves and mineral resources at the Constancia Project (which now includes the Constancia and Pampacancha deposits) and describes the current state of metallurgical testing and the latest mine plan. The information presented in this Technical Report relating to the Constancia deposit, including the estimates of mineral reserves and resources therein, is the result of “feasibility study” level work; and, the information presented in this Technical Report relating to the Pampacancha deposit, including the estimates of mineral reserves and resources therein, is the result of “pre-feasibility study” level work. This Technical Report conforms to the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

2.2                                 SOURCE OF INFORMATION

This technical report is based, in part, on information provided from the following:

·                  Most current technical reports for the project, written prior to the acquisition by Hudbay, titled as follows:

Norsemont Mining Inc. CONSTANCIA COPPER PROJECT Definitive Feasibility Study Technical Report NI 43-101 Revision 0 28 September 2009

Norsemont Mining Inc. CONSTANCIA PROJECT Technical Report Revision 0 21 February 2011

·                  AMEC (AMEC Perú S.A)— provided updated resource model for the Constancia deposit

·                  Ausenco (Ausenco Solutions Canada Inc.) — provided the design for the Processing Plant and Site Infrastructure along with overall capital cost estimate, execution schedule and project execution plan in conjunction with their current role as project EPCM service provider

·                  Stracon GyM S.A — provided input to Mine and Heavy Civil works capital and operating cost estimates in conjunction with their current role as heavy civil works and mining contractor for the project.

·                  Knight Piesold Ltd.— provided Geotechnical and hydrogeological assessments of the site along with the design and capital cost estimates(with input from Stracon) for the Tailings and other waste storage facilities including water storage and usage.

·                  A2Z Mining Inc. — provided mine design for both the Constancia and Pampacancha deposits.

·                  Transmin Metallurgical Consultants — provided a comprehensive review of past Constancia deposit metallurgical testwork, organized current Constancia and Pampacancha test programs, compiled operating cost estimates and provided input to Process Plant design

2.3                               QUALIFIED PERSONS AND SITE VISITS

This Technical Report has been prepared in accordance with NI Form 43-101 F1. The qualified persons who supervised the preparation of this Technical Report are:

· Cashel Meagher, P. Geo., Vice President South America Business Unit.

Mr. Meagher has direct authority over the Constancia project and was involved in early assessment of the project for Hudbay prior to its acquisition. In his past role as Vice President Exploration and in his current role, Mr. Meagher has made many visits to site and has overseen the reserve and resource estimation process for the deposits. Mr. Meagher has acted as Qualified Person for the Mineral Resource and Reserves Estimates, the Mining Method, Exploration Assessment. As well he acted as QP for the Permitting, Legal, Community Relations and Environmental Commentary (which had input and review from various individuals within those areas from the Hudbay Peru group).

· Michael Humphries, P. Eng., Director — Engineering Studies

Mr. Humphries has acted as Qualified Person for the Mineral Processing and Metallurgical Testing along with Recovery Methods (both in conjunction with review and input from Adam Johnston, Chief Metallurgist at Transmin Metallurgical Consultants), Project Infrastructure, Capital and Operating Cost, Marketing ( with review and input from the Director — Marketing for Hudbay) and Economic Evaluation (with input and review from Director — Treasury from Hudbay who was responsible for the Economic Evaluation model for the project and had responsibility for Metal Price and Economic condition outlook forecasting for the company). Mr. Humphries has made one visit to site during which port facilities and road to conditions site were reviewed.

2.4                               UNIT OF MEASURE ABBREVIATIONS USED IN REPORT

·	(%)	–	Percentage
·	(g/t)	–	Grams per tonne
·	(Mt)	–	Million tonnes
·	µg/m3	–	Micrograms per cubic meter
·	Ha	–	Hectare
·	Km	–	Kilometers
·	kV	–	Kilovolts
·	kWh/m3	–	Kilowatt – hours per cubic meter
·	kWh/t	–	Kilowatt per tonne
·	m	–	Meter
·	m3	–	Cubic meter
·	m3/day	–	Cubic meter per day
·	m3/h	–	Cubic meter per hour
·	Mt/year	–	Cubic meter per year
·	Mt/yr ore	–	Million tonnes per year of ore
·	Mtpa	–	Million tonnes per annum
·	MW	–	Megawatt
·	MW-h/y	–	Mega watt hours per year
·	MWhr	–	Mega watt hour
·	ppb	–	Parts per billion
·	Ppm	–	Parts per million
·	sq-km	–	Square kilometers
·	t	–	Tonne
·	t / m3	–	Tonne per cubic meter
·	t/a	–	Tonnes per annum
·	t/BCM	–	Tonnes per billion cubic meters
·	t/Hole	–	Tonnes per hole
·	t/m3.	–	Tonnes per cubic meter
·	Tonne/Hr	–	Tonnes per hour
·	Tpd	–	Tonnes per day
·	US$/dmt	–	US dollars per dry metric tonne
·	US$/oz	–	US dollars per ounce
·	US$/wmt	–	Us dollars per wet metric tonne

2.5                               ACRONYMS AND ABBREVIATIONS USED IN REPORT

·                                (AAN) Andesite

·                                (AAS) Atomic Absorption Spectroscopy

·                                (AVRD) Absolute Value of the Relative Difference

·                                (BAP) Biodiversity Action Plan

·                                (CC-CR) Constancia Condemnation Drilling

·                                (CG) Constancia Geotechnical Drilling

·                                (CH)Constancia Hydrogeological Drilling

·                                (CM) Constancia Metallurgical Drilling

·                                (CO) Constancia Infill Drilling

·                                (CR) Reverse Circulation

·                                (CR) Reverse Circulation

·                                (CRMs) Certified Reference Materials

·                                (EIA) Environmental Impact Assessment

·                                (FEED) Front End Engineering and Design

·                                (GWI) Ground Water International Consulting Hydrogeologists

·                                (HG) High Grade Material

·                                (ICP-AES) Inductively Coupled Plasma — Atomic Emission Spectrometry

·                                (IP) Induced Polarisation

·                                (JV) Joint Venture

·                                (LG) Low Grade Material

·                                (LTEP) Long Term Equilibrium Prices

·                                (LTEP) Long term equilibrium prices

·                                (MCCs) Motor Control Center

·                                (MG) Medium Grade Material

·                                (MINEM) Peruvian Ministry of Energy and Mines

·                                (MMP)Micro Monzonite Porphyry

·                                (MP1) Monzonite Porphyry 1

·                                (MP2) Monzonite Porphyry 2

·                                (MR) Mining Royalty

·                                (Mt) Million tonnes

·                                (NAG) Non Acid Generating Material

·                                (NI) National Instrument

·                                (NI) National Instrument

·                                (PAG WRF) Potentially Acid Generating Waste Rock Facility

·                                (PAG) Potentially Acid Generating Material

·                                (PFS) Pre-Feasibility Study

·                                (PG)Pampacancha Geotechnical Drilling

·                                (PO, PR)Pampacancha Exploration-Infill Drilling

·                                (QC) The Quality Control

·                                (QMP) Quartz Monzonite Porphyry

·                                (RE) Relative Error

·                                (RMR) Rock Mass Rating

·                                (RQD) Rock Quality Designation

·                                (SD-EIA) Semi detailed Environmental Impact Assessment

·                                (SEIN) Peruvian National Interconnected Electric System

·                                (SMT) Special Mining Tax

·                                (SMU) Selective Mining Unit

·                                (SO, SR) Chilloroya South Exploration

·                                (SO, SR) Chilloroya South Exploration

·                                (TMF) Tailings management facility

·                                (UCS) Unconfined Compressive Strength

·                                (UEA) Unidad Economica Administrativa

·                                (UO) Uchuccarco Exploration

·                                (WRF) Waste Rock Facility

3.0                               RELIANCE ON OTHER EXPERTS

Standard professional procedures were followed in preparing the contents of this Technical Report. Data used in this report has been verified where possible and the authors have no reason to believe that the data was not collected in a professional manner or that information has been withheld that would affect the conclusions made herein.

The information, conclusions, opinions, and estimates contained herein are based on:

· Information available to Hudbay at the time of preparation of this report; and

· Assumptions, conditions, and qualifications as set forth in this report.

The authors have relied on tax information (Section 22) provided by Hudbay tax department, social and environmental information (Sections 4 and 20) provided by Hudbay’s Social Responsibility and Environmental team in Peru, marketing information in Section 19 from Hudbay’s marketing group and commodity price forecasts (Section 22) from Hudbay’s treasury department.

4.0                               PROPERTY DESCRIPTION AND LOCATION

4.1                               THE PROPERTY LOCATION

The Constancia Project is located in the south-eastern Andes of Peru, in the Chamaca, Livitaca and Velille districts, province of Chumbivilcas, department of Cusco. The property is approximately 600 km southeast of Lima at elevations of 4000 to 4500 masl and 100 km south of the city of Cusco. (Figure 4-1 and Appendix A)

Road access to the property is from either Arequipa (7 hours by road) or Cusco (6.5 hours by road).  Geographic coordinates at the centre of the property are longitude 71°47’ west and latitude 14°27’ south.

Figure 4-1: Project Location

4.2                               MINERAL TENURE

4.2.1                     PERUVIAN MINING LAW

The General Mining Law of Peru defines and regulates different categories of mining activities, from sampling and prospecting to commercialization, exploration, exploitation, processing and mining transportation (concessions granted by the Peruvian state are only required to conduct the latter four activities).  Mining concessions (which grants the right to explore and exploit mineral deposits) are granted using UTM coordinates to define areas generally ranging from 100 ha to 1000 ha in size.  Mining concessions are irrevocable and perpetual, as long as the titleholder complies with two main mining obligations: (i) pay an annual validity fee (“Derecho de Vigencia”); and, (ii) achieve an annual minimum production level on the concessions.

The “Derecho Vigencia” is an annual maintenance fee of $3/ha (for metallic mineral concessions) for each concession actually acquired, or for a pending application (petitorio), payable by June 30th of each year. Non-compliance with this obligation for two (2) consecutive years results in the cancellation of the respective mining concession. Holders of mining concessions granted up to October 10, 2008 must sustain a minimum level of annual commercial production of greater than $100/ha in gross sales within six years of the grant of the concession (‘‘Minimum Required Production’’).  If the concession has not been put into production within that period, then the concession holder must make an additional payment in the form of a penalty of $6/ha for the seventh through eleventh year of the grant of the concession, rising to $20/ha thereafter.  The concession holder shall be exempted from the penalty if the investment made during the previous year was 10 times the penalty. Following the same principle established for the Derecho de Vigencia, non-compliance with this obligation for two (2) consecutive years results in the cancellation of the respective mining concession.

Mining concessions granted after October 10, 2008, are subject to a new minimum production regime as amended by Legislative Decrees No. 1010 and 1054 and its regulations enacted by Supreme Decree No. 54-2008-EM. Under such regime, the holder of a mining concession should achieve an annually minimum production of at least one (1) tax unit per hectare granted in the mining concession title, within a ten (10) year term following the year in which the respective mining concession title was granted. If such minimum production is not reached within the referred term, the holder of the concession shall pay penalties equivalent to 10% of the aforesaid tax unit per hectare per year. Regardless of the investments made in the concession, there are no exemptions from payment of these penalties.

The mining concession shall be cancelled if minimum production is not reached and the applicable penalties are not paid for two (2) consecutive years.

Furthermore, if the minimum production is not reached within a fifteen (15) year term following the granting of the concession title, the mining concession shall be cancelled by the mining authority, unless (i) a qualified force majeure event is evidenced to and approved by the mining authority, or, (ii) applicable penalties are paid and investments of at least ten (10) times the relevant penalties have been made; in which cases the concession may not be cancelled up to a maximum term of five (5) additional years. If minimum production is not reached within an overall twenty (20) year term following the granting of the concession title, the concession shall inevitably be cancelled.

The holder of a mining concession is entitled to all the protection available to all holders of private property rights under the Peruvian Constitution, the Civil Code, and other applicable laws.  A Peruvian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  The rights granted by a mining concession are defensible against third parties, are transferable and chargeable, and, in general, may be the subject of any transaction or contract.

To be enforceable, any and all transactions and contracts pertaining to a mining concession must be entered into a public deed and registered with the Public Mining Registry. Conversely, the holder of a mining concession must develop and operate his/her concession in a progressive manner, in compliance with applicable safety and environmental regulations and with all necessary steps to avoid third-party damages.  The concession holder must permit access to those mining authorities responsible for assessing that the concession holder is meeting all obligations

It is worth noting that the thirty-six mining concessions which comprise the Constancia Project have been titled and have also been recorded with the Public Registries in Hudbay Peru’s name. Likewise, all thirty-six concessions are currently in good standing and concession fees and applicable penalties have been paid for the calendar year 2012. Accordingly, all such mining concessions are in good standing (i.e. the mining concessions are in full force and effect) as of 2012 and there are no foreseeable circumstances that could result in the mining concessions being cancelled by the Peruvian State.

4.2.2                     CONSTANCIA AND PAMPACANCHA MINING CONCESSIONS

Figure 4-2 shows the Constancia and Pampacancha mineralised zones on the property in relation to the concession boundaries.  Most of the known mineralisation is located in the claims Katanga J, Katanga Q, Katanga K, Peta 7, Peta 6 and Constancias 8.  Hudbay Peru is the current registered titleholder of the Constancia concessions which comprise 23,146.35 ha in thirty-six mineral concessions.

Figure 4-2: Concession Boundaries

Thirteen mining concessions out from the thirty six comprising the project have been included in

195,000 mE
200,000 mE
205,000 mE
210,000 mE
N
Convenio with Uchucarco
Area= 256 Ha.
Beneficiation Concession
(Construction Stage)
Scale 1:75,000
kilometres
Legend
Hudbay Concessions
Hudbay Private Property:
HUDBAY
Date: 2012/Sept/06
Author: Lima Office
Office: Lima
Drawing: Lima GIS
Scale: 1:75,000
Hudbay PERU S.A.C.
CONSTANCIA PROJECT
HUDBAY CONCESSIONS
NI 43-101

an administrative economical unit (“Unidad Economica Administrativa” - UEA) called “Katanga Este”. UEAs are groups of two or more mining concessions of the same class and nature which allow the respective holder to work only in one or some of such concessions, instead of working simultaneously in all of those encompassing the UEA. However, the holder is obliged to obtain in those mining concessions which are exploited, the minimum production levels corresponding to all the mining concessions comprising the UEA.

The UEA Katanga Este (code N° 01-00029-83-U) was originally approved by Resolución Directoral No. 148/86-EM-DCM dated 1 September 1986 comprising only the “Katanga J” and “Katanga K” mining concessions. Through Resolucion Jefatural N° 5404-2006-INACC/J issued on 14 December 2006 the remaining eleven mining concessions listed above were added, bringing a total of 13 claims (6785.2831 Ha.) to the UEA.

Table 4-1 shows the names, codes, dates and areas of the concessions comprising the UEA Katanga Este.  All the properties are located on the Livitaca (29-S) map sheet.

Table 4-1: Hudbay Concession

Concession Name	Code	Concession Granted	Hectares
Peta 5	05006089X01	28-11-1989	934.52
Katanga J	05004406X01	29-03-1990	400.00
Katanga Q	05005529X01	09-05-1990	150.01
Katanga K	05004407X01	16-07-1990	300.00
Peta 6	05006090X01	29-10-1996	1000.00
Santiago 4	010083495	23-12-1996	34.16
Santiago 3	010083695	25-03-1997	700.58
Santiago 5	010083295	30-04-1997	602.12
Katanga V	010248497	31-10-1997	100.00
Katanga T	010248397	15-11-1997	100.00

Concession Name	Code	Concession Granted	Hectares
Santiago Apostol I	010229294	31-03-1998	424.49
Peta 17	0506198AX01	13-12-1999	49.05
Peta 7	05006198X01	13-12-1999	351.70

On November 23, 2007, 11 mining applications were submitted to Ingemmet to cover new areas with a total of 7700 ha.  In addition, Norsemont also entered into an auction at the Ministry of Energy and Mines for an additional 12 claims in 2007 and received notification in 2008 that the claims were granted to it.  The mining applications were granted to Norsemont as shown in Table 4-2.

Table 4-2: Hudbay Concession Grants

Concession Name	Code	Concession Granted	Resolution	Area (Ha)
Constancia 5	01-00253-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 6	01-00254-07	15/12/2008	005610-2008-INGEMMET/PCD/PM	1000
Constancia 7	01-00255-07	19/11/2008	004949-2008-INGEMMET/PCD/PM	1000
Constancia 8	01-00256-07	15/12/2008	005627-2008-INGEMMET/PCD/PM	900
Constancia 9	01-00257-07	15/12/2008	005601-2008-INGEMMET/PCD/PM	1000
Constancia 10	01-00258-07	18/12/2008	006090-2008-INGEMMET/PCD/PM	100
Constancia 11	01-00259-07	19/11/2008	004951-2008-INGEMMET/PCD/PM	1000
Constancia 12	01-00260-07	19/11/2008	004950-2008-INGEMMET/PCD/PM	1000
Constancia 13	01-00261-07	15/12/2008	005608-2008-INGEMMET/PCD/PM	1000

Concession Name	Code	Concession Granted	Resolution	Area ( Ha)
Constancia 14	01-00262-07	16/12/2008	005757-2008-INGEMMET/PCD/PM	1000
Constancia 15	01-00263-07	15/12/2008	005614-2008-INGEMMET/PCD/PM	1000
Constancia 16	01-00264-07	15/12/2008	005609-2008-INGEMMET/PCD/PM	300
Constancia 17	01-06147-07	05/05/2008	001061-2008-INGEMMET/PCD/PM	700
Constancia 18	01-06148-07	21/04/2008	000937-2008-INGEMMET/PCD/PM	400
Constancia 19	01-06149-07	12/05/2008	001175-2008-INGEMMET/PCD/PM	700
Constancia 20	01-06150-07	12/05/2008	001234-2008-INGEMMET/PDC/PM	600
Constancia 21	01-06151-07	12/05/2008	001422-2008-INGEMMET/PCD/PM	700
Constancia 22	01-06152-07	12/05/2008	001291-2008-INGEMMET/PCD/PM	600
Constancia 23	01-06153-07	18/04/2008	000872-2008-INGEMMET/PCD/PM	1000
Constancia 24	01-06154-07	17/04/2008	000724-2008-INGEMMET/PCD/PM	800
Constancia 25	01-06155-07	17/04/2008	000717-2008-INGEMMET/PCD/PM	800
Constancia 26	01-06156-07	18/04/2008	000874-2008-INGEMMET/PCD/PM	600

On June 20, 2010, Norsemont entered into an agreement with the Chilloroya Community by means of which Norsemont granted the latter the right to exploit a total area of 1,000 hectares involving certain portions of the mining concessions Peta 6, Peta 7, Santiago 5, Santiago Apostol I, Constancia 12, Constancia 13 and Constancia 8. This agreement was executed in order to contribute to the formalization process of certain illegal miners in the Chilloroya Community and will be in force until 2015.

4.3                               SURFACE LEGAL RIGHT ACCESS

According to Peruvian law, mining concessions and surface lands are two different and separate rights. Thus, in order for a mining concession titleholder to obtain access to surface lands, the latter shall enter into an agreement with the respective landowner. In case the landowner is a peasant community (which are acknowledged by the Peruvian State as legal entities), the agreement must be approved by a minimum vote of the community’s assembly, as further provided in specific regulations. Alternatively, mining concession titleholders can request to the Ministry of Energy and Mines the creation of legal easements over surface lands. Because of the complexity of this procedure, easements are not commonly requested and rarely granted.

The project is principally located within six lands owned by Hudbay.

In addition, on March 19th, 2012, Hudbay and the Uchuccarco Community entered into an agreement granting Hudbay a right to use 256.50 hectares located in the so-called “Sayhualoma” sector through the life of mine. Likewise, one significant plot of 750 ha in the so-called “Ichuni” sector has been purchased by Hudbay from the Chilloroya Community on April 12th, 2012. Hudbay has also purchased two pieces of land of 361.8670 ha and 7,7319 ha, respectively called “Quinsachata Sub Lote 1” and “Quinsachata Sub Lote 2” for relocation purposes. Through these agreements, Hudbay has secured all surface land rights required for the construction and development of the Constancia Project.

On May 9th, 2012, Hudbay entered into an agreement with the Chilloroya Community in order to access and use for exploration purposes 6,148 hectares covering the Pampacancha deposit. This agreement will be in force until 2015.

Below is a summary of the surface rights held by Hudbay:

Table 4-3: Surface Legal Access Rights Table:

No	LOCATION	AREA (hectares)	RIGHT HELD BY HUDBAY	CONSTANCIA/ PAMPACANCHA

1	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Chilloroya Lote B, San Antonio, Area Afectable”	499.64	Owner	Constancia

2	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Chilloroya Lote B, San Antonio, Area Inafectable”	943	Owner	Constancia

3	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Fortunia, Area Afectable”.	974.91	Owner	Constancia

4	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Fortunia Area Inafectable”.	423.38	Owner	Constancia

5	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Arizona”.	885.35	Owner	Constancia

6	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Arizona —	340.71	Owner	Constancia

No	LOCATION	AREA (hectares)	RIGHT HELD BY HUDBAY	CONSTANCIA/ PAMPACANCHA

	Moroccota”.

7	Rustic Property located in the District of Coporaque, Province of Espinar, Department of Cusco, named “Quinsachata Sub Lote 1”.	361.8670	Owner	Constancia

8	Rustic Property located in the District of Coporaque, Province of Espinar, Department of Cusco, named “Quinsachata Sub Lote 2”.	7,7319	Owner	Constancia

9	Rustic Property located in the District of Livitaca, Province of Chumbivilcas, Department of Cusco, named “Ichuni”.	750	Owner	Constancia

10	Rustic Property located in the District of Chamaca, Province of Chumbivilcas, Department of Cusco, named “Sayhualoma”.	256.5	Right of use to carry out all types of mining activities during the entire useful life of the Constancia Mine	Constancia

11	Rustic Property located in the District of Livitaca, Province of Chumbivilcas, Department of Cusco, named	6148	Right of use to carry out all types of	Pampacancha

No	LOCATION	AREA (hectares)	RIGHT HELD BY HUDBAY	CONSTANCIA/ PAMPACANCHA

	“Pampacancha”.		exploration activities during the 2012 – 2015 period.

4.4                               THE TERMS OF ANY ROYALTY OR PAYMENTS

Hudbay’s mining concessions are free and clear of recorded liens, encumbrances or agreements except for the following:

(i)             A lien in the form of a 0.5% Net Smelter Return (“NSR Royalty”) has been established over the sale of the mineral products obtained from the following concessions:

Property

Katanga Q

Peta 5

Peta 6

Peta 7

Peta 17

Such NSR Royalty has been granted in favor of Compañia Minera Katanga S.A. (“Katanga”) and Minera Livitaca S.A. (“Livitaca”) up to a maximum amount of US$ 10’000,000 (ten million and 00/100 Dollars of the United States of America). Once the aforesaid amount is reached, the NSR Royalty will automatically expire.

This NSR Royalty has been established as a consequence of the execution of the transfer of the 30% interest of the above-listed mining concessions granted by Katanga and Livitaca in favor of Rio Tinto Mining and Exploration S.A.C. (formerly Rio Tinto Mining and Exploration Limited, Sucursal del Peru, hereinafter “Rio Tinto”), formalized by public deed dated December 20, 2007 and duly recorded with the Public Registry.

(ii)     By virtue of the Mining Concessions Transfer Agreement dated December 31, 2008, and its addendum, dated February 19, 2009, both executed by and between Norsemont and Rio Tinto a legal mortgage up to the amount of US$ 500,000 has automatically been established (and is currently registered) over the following mining concessions in order to secure the timely payment of the additional or contingent payment.

Property

Katanga Q

Peta 5

Peta 6

Peta 7

Peta 17

(iii)    Hudbay entered into a silver purchase agreement (the “SPA”) with Silver Wheaton (Caymans) Ltd. Pursuant to which it will receive US $295 million in upfront deposit payments (and ongoing cash payments, in respect of delivered silver, equal to the lesser of the market prive and U.S. $5.90/oz. Of silver) against delivery of 100% of the silver production from the Constancia Project. The SPA also provides that Silver Wheaton will be granted certain security over the project assets.

Hudbay has also assumed the following payment commitments to the Chilloroya and Uchuccarco Communities:

a)                  Approximately US$ 30 million to the Uchuccarco Community, which corresponds to (i) compensation for the right of use specified in point 10 of the Surface Legal Access Rights Table; and (ii) social responsibility commitments. Currently, the payment of approximately US$ 15 million of this commitment is being carried out and the remaining amount will be paid during the next fifteen years for the construction of sustainable development works for the Uchuccarco Community.

b)                  Approximately US$ 30 million to the Chilloroya Community, which corresponds to (i) compensation for acquisition of the land specified in point 9 of the Surface Legal Access Rights Table and (ii) social responsibility commitments. Currently, approximately US$ 15 million of this commitment has been paid and the remaining amount will be paid during the next fifteen years for the construction of sustainable development works for the Chilloroya Community.

c)                   Approximately US$ 2.3 million to the Chilloroya Community as compensation for the right of use specified in point 11 of the Surface Legal Access Rights Table. This commitment will be paid during the next 3 years for the construction of sustainable development works for the Chilloroya Community.

4.5                                    ENVIRONMENTAL LIABILITIES

During the preparation of the environmental baseline for the ESIA, Knight Piesold Consultores S.A. determined the existence of 21 mining environmental liabilities within the Constancia Project in the areas called Sacsa Orcco, the San Jose pit, Chilloroya and the Yanaccocha Lake. Since

these environmental liabilities were generated by former operations and titleholders, Hudbay is not obligated to undertake any measure for its reclamation or closure.

4.6                               RISK FACTORS PROPERTY

Hudbay has secured all legal rights on the mining concessions comprising the Constancia project as well as on the lands required for the development of this project. Considering that such rights have been registered before the Public Registries and are enforceable before the Peruvian state and third parties, Hudbay does not foresee any risk in losing its rights over the Constancia project, provided that the legal obligations applicable to keep such properties in full force and effect are duly complied with.

Regarding Pampacancha, although Hudbay has secured the necessary mining concessions to explore and exploit such deposit, Hudbay required to enter into an agreement with the Chilloroya Community for using the lands for construction and exploitation.

4.7                               PERMITS

Information regarding permits can be found in Section 20.2.

5.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                               ACCESSIBILITY

The project is accessible from Lima by air, via either Arequipa or Cusco, and then by vehicle over paved and gravel roads. The Figure 5-1 below shows the main route from Arequipa and Cusco to the project.

Figure 5-1: Location of the Constancia Project

The routes with approximate distances and driving times are shown in Table 5-1.

Table 5-1: Approximate Distances and Driving Times to Constancia

From	Leg	Distance (km)	Time (hours)
Arequipa	Canahuasi	80	1.25
	Imata	63	0.75
	Yauri/Espinar	103	2.50
	Uchuccarco turnoff	68	2.00
	Project Site	20	0.50
	Total	334	7.00
Cusco	Sicuani (paved road)	140	2.00
	El Descanso	40	1.00
	Yauri/Espinar	45	0.75
	Uchuccarco turnoff	68	2.00
	Project Site	20	0.50
	Total	313	6.25

5.2                               CLIMATE AND VEGETATION

Climate at the Constancia site can be classified as humid and seasonably cool with well-defined, rainy, and drier seasons.  The majority of the precipitation typically occurs over the period of October to April, the summer months. Orographic (elevation) and physiographic effects also have influences on the climate.

A design set of climatological data has been developed based on collected site data and data from stations located near the site.  Due to the short length of climatological record at the on-site station (4 years), a synthetic precipitation record was developed for the site.  A regression analyses was used by correlating the precipitation data from the on-site station with nearby climatological stations located in Santo Tomas, Yauri, Caylloma Imata, which have longer periods of record that overlap with site as well as the best correlation with the site data.

Estimates for the design 24 hour storm events were calculated using a theoretical Extreme Type I (Gumbel) probability distribution on precipitation data from the Livitaca station, which is the closest station to the Constancia site and is located within the same drainage basin.  Storm events observed at the Livitaca station were also the largest of the nearby stations.

The land is seldom cultivated and has significant vegetative cover by natural grasses with no forest areas. It was assessed that 70 percent of the existing ground is covered by vegetation within the catchment area. Exploration and mining operations are possible throughout the year.

The following summarises the climatological and hydrologic data adopted for the design: (Knight Piesold, Constancia Project Detailed Engineering Climatological Data Analysis Report, and December 8, 2011):

·              Annual Precipitation values:

Annual average precipitation – 1000 mm

Annual maximum precipitation –1353 mm

Annual minimum precipitation –590 mm

Average wet season (October to April) precipitation – 932 mm

Average dry season (May to September) precipitation – 72 mm

·              24 hour Storm Event Estimates:

100 year/24 hour storm precipitation – 91.8 mm

PMP/24 hour storm precipitation – 263 mm

·              Run-off and Infiltration:

Average annual runoff – 136.5 mm

Average annual infiltration – 383 mm

·              Air Temperatures:

Daily average maximum – between 13 and 16 °C

Daily average minimum – between (-11 and 0°C)

·              Average Annual Evaporations:

Potential annual evaporation – 961 mm

Annual evaporation from existing ground – 480 mm

Evaporation from dry tailing – 455 mm

Evaporation from wet tailing surface– 865 mm

5.3                               LOCAL RESOURCE

The main economic activity in the area is subsistence agriculture and cattle farming. Food and basic supplies can be obtained in Yauri/Espinar (23,000 people). Cusco (population 350,000 people) and Arequipa (population 650,000 people) are the nearest major centres, 6 and 7 hours drive from the project, respectively.

Several permanently flowing streams which supply good flows are present in the area. More significant water sources include the Apurimac or Chilloroya rivers.

Near the community of Chilloroya, the local population is engaged in the informal mining of superficial gold. The company and members of the community have raised concerns with Peruvian authorities regarding environmental and labour conditions related to the informal mining activities. For example, levels of mercury found in sediments near a rudimentary gold processing area exceed international standards for the protection of aquatic life.

5.4                               INFRASTRUCTURE

Arequipa and Cusco are the nearest major centres, and both are over 300 km from the Project site by road.

A public, but privately managed, landing strip is located in Espinar, about 2 hours from the project. The air strip is paved and maintained by Xstrata, and Hudbay has authorisation to use the strip. Small commercial and/or charter flights can use the air strip for daytime operations.

Tintaya is the only operating mine near the Constancia Project and is located approximately 80 kilometres to the Southeast. Tintaya (owned by Xstrata) has an annual production capacity of 120,000 tonnes of copper in concentrates and cathodes. Development projects in the area include Antapaccay and Coroccohuayco (both owned by Xstrata) approximately 10 kilometres from Tintaya and Las Bambas approximately 50 kilometres north west of Constancia.

The road to Yauri (in the general vicinity of Xstrata’s Tintaya and Antapaccay Mines) is expected to be upgraded to meet construction and life of mine transportation requirements. From Yauri, the road system is currently used by traffic supplying mines in the area. It is routed through the Arequipa area to the port at Matarani (approximately 460km from Constancia) which is currently used to ship copper concentrates from other mines in Southern Peru.

Power supply for the site is expected to be brought from the 220 kV Tintaya substation which is expected to be fed from the National power grid via a new 220kV transmission line that is slated for completion by the summer of 2013. A new 220kV transmission line from Tintaya to Constancia is expected to be built for and owned by Hudbay with its operation and maintenance by a third party operator.

Further details regarding Project Infrastructure can be found in Section 18.0 of this report.

5.5                               GEOMORPHOLOGY

The  Katanga-Constancia  district  has  moderate  relief  with  shallow  glacial  valleys  and  low  rolling (400-500 m) hills.   Two erosion surfaces can be distinguished; an older one overlain by the Tacaza volcanics, and a younger surface that forms the present landscape.  This erosion surface has incipient dendritic drainage indicating the beginning of a more intense erosion cycle.  The geomorphology of the area suggests that the porphyry intrusives were exposed to an extensive period of weathering associated with an unusually deep oxidation profile compared to other porphyry deposits in the vicinity of similar age.

There are abundant indications of glacial activity corresponding to the last glaciation period.   This glacial  erosion  formed  the  present  U-shaped  valleys  and  resulted  in  the  deposition  of  abundant moraines of up to tens of meters in thickness.  Holocene glacial deposits are located on the margins of U-shaped valleys as lateral moraines, or in the centre of the drainage as terminal moraines.  Recent alluvial deposits are not common, and are located only at the margins of the larger rivers.

6.0                               HISTORY

6.1                               EARLY HISTORY

Copper and gold were exploited at Katanga, located approximately 3km northwest of Constancia outside the Constancia property boundary from early last century to the early 1990s.

The Katanga deposit consists of narrow skarn bodies developed in the contact between marbles and monzonite stocks, with Cu, Ag and Au mineralisation in hypogene sulphides.

6.2                               PRIOR OWNERSHIP

·                  The San José Prospect (now part of the Constancia Project) was explored by Mitsui during the 1980s with a focus on locating more high-grade ore to add to the nearby Katanga mine operation. Exploration consisted of detailed mapping, soil sampling (1,949 samples), rock chip sampling (1,138 samples), ground magnetic and induced polarisation (IP) surveys with several drilling campaigns. Drilling was mainly located in the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,190.5m) and Minera Katanga completed 24 shallow close-spaced drill holes (1,239.8m) at San José.

·                  In 1995, reconnaissance prospecting identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres open in several directions, with some Cu enrichment below a widespread leach cap developed in both porphyry and skarn. Negotiations to acquire an interest in the property were unsuccessful at this time.

·                  In May 2003, the area was revisited by Rio Tinto and the presence of a leached cap and potential for a significant copper porphyry deposit was confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in an agreement being signed on October 2003 with the underlying owners. The agreements included a Joint venture (JV) Option between Rio Tinto and Mitsui and Purchase Option Agreements with Minera Livitaca and Minera Katanga to acquire 100% interests in their property. Rio Tinto commenced exploration in December 2003.

·                  The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, surface geophysics (magnetics and IP). Rio Tinto completed 24 diamond drill holes for a total of 7,843.9m. Based on this drilling, and using 50x50x10 m blocks with inverse distance squared (250x250x20 m) interpolation, Rio Tinto estimated a resource of 189 million tonnes of 0.68% copper and 200 ppm molybdenum, using a 0.5% Copper cut-off. Although considered relevant, this resource estimate can only be considered historical in nature as it does not comply with the guidelines of national instrument (NI) 43-101.

·                  In late 2004, Rio Tinto sought partners for the Constancia prospect, mostly because the property was thought to be too small. Eventually, Norsemont entered into negotiations with Rio Tinto and these negotiations led to an agreement in early 2005. The first Norsemont geologists visited the property in June of 2005.

·                  By 2009, Norsemont had entered into a transfer agreement with Mitsui (November 2007) for the purchase of their 30% interest in the Constancia Project and had exercised the final option with Rio Tinto to acquire the remaining 19% interest in Constancia during 2008 providing 100% ownership of the Constancia Project.

6.3                               HUDBAY OWNERSHIPS

In March 2011, Hudbay acquired a 100% interest in the Constancia Project through its acquisition of all of the outstanding shares of Norsemont by way of a formal take-over bid.

During the period between 2005 and 2010 Norsemont’s exploration activities were mainly focused on delineating the known Constancia and San Jose zones, although surface exploration of adjacent areas was also carried out, specifically focusing on the two new Cu-Au-Mo targets leading to the discovery of the Pampacancha porphyry-related skarn and Chilloroya South porphyry. Exploration drilling, including Rio Tinto’s original holes, totalled 161,040.55 meters by 2010.

Following the acquisition of the Constancia project in 2010, Hudbay’s exploration activities focused on delineating the Pampacancha deposit.

By July 2012, a total of 197,621.85 meters had been completed for the Constancia Project including Pampacancha.

Exploration activities during 2005 to 2012 included:

·                  Geophysical Surveying

·                  Geologic Mapping

·                  Rock Sampling

·                  Drilling

·                  Surveying

·                  Camp Construction

6.4                               PAMPACANCHA

The Pampacancha prospect was identified in May 2008 after a stream sediment survey revealed a 27 sq-km, Au-Ag-Cu anomaly which was corroborated by mapping and rock sampling conducted in the area.

Exploratory drilling carried out in Pampacancha South during August-September 2008 identified a high grade Cu-Au-Mo-Ag bearing skarn target with preliminary dimensions of 1,000m by 300-400 m. Preliminary results indicated at least two zones of skarn mineralisation over this 1,000 m strike length that were subjected to follow-up drilling carried out during November-December 2009 and June-December 2010.

From January to November 2011, there was a campaign of infill drilling and exploratory growth in these areas, in order to define measured and indicated resources of Cu-Au-Mo. The most important was the identification at a north-western area of high grade skarn Cu-Au below post mineral rocks, which has meant a substantial increase in the amount of resources and the deposit grade.

7.0                               GEOLOGICAL SETTING AND MINERALIZATION

7.1                               GEOLOGICAL SETTING

7.1.1                     DISTRICT GEOLOGY

The oldest rocks in the area (Figure 7-1) correspond to a sequence of white, red, violet or grey medium-grained sandstones with intercalations of reddish mudstones of the Lower Cretaceous Chilloroya Formation (also referred to as the Murco Formation).

The Arcurquina Formation discordantly overlies the Chilloroya Formation and correlates with the Upper Cretaceous Ferrobamba Formation.  These rocks are exposed in a north-south elongate area, 15 km long by 5 km wide, comprising a sequence of limestones, calc-arenites and lenses of conglomerates.

These sedimentary formations have been intruded by plutonic rocks belonging to the Andahuaylas-Yauri Batholith of Oligocene age.  The batholith varies from dioritic to granodioritic in composition, with plagioclase and orthoclase feldspar, quartz, hornblende, biotite, apatite, zircon and sphene being the main rock-forming minerals.  Small mantos, veins and lenses of massive magnetite skarn are common in the area, and are probably related to emplacement of the batholith.

Several monzonitic stocks, dykes or laccoliths intrude and cross-cut all the lithologies mentioned above. Where these rocks have intruded limestones, it is common to find mineralised skarns, some of which contain Cu-Au-Ag mineralisation such as those at the Katanga mine.  Some of the stocks have characteristics typical of porphyry copper deposits such as at Constancia.

Figure 7-1: Simplified Geology of the Andahuaylas-Yauri Area

73° 30
73° 00
72° 30
71° 00
12° 30
13° 00
13° 30
14° 00
14° 30
15° 00
71° 30
71° 00
0 25 50
Kilometer
Machupicchu
Cuzco
Urcos
Abancay
Andahuaylas
Chalhuanca
LAS BAMBAS
SAN JOSE
Santo Tomas
CONSTANCIA / KATANGA
Sicuani
Yauri
TINTAYA
COROCCOHUAYCO
ANTAPACCAY
EXPLANATION
Alluvium, (Quaternary)
Volcanics, (Pliocene)
Shoshonite Volcanics, (Pliocene)
Sediments, (Miocene)
Tacaza Group, (Oligocene-Miocene)
Andahuaylas Batholith, (Eocene-Oligocene)
a. Volcanic and sedimentary rocks of the Anta Formation, (Eocene)
b. Sedimentary rocks of San Jeronimo Group, (Eocene)
Sedimentary rocks of the Ferrbamba Formation, (Mesozoic-Paleocene)
Basement rocks, (upper Paleozoic - Triassic)
a. Granite
b. Volcanics / sediments
Basement rocks, (lower Paleozoic)
PERU
Iquitos
Trujillo
Lima
Cusco
Arequipa
CONSTANCIA PROJECT

Figure 3. Simplified geology of the Andahuaylas - Yauri area.
Modified from Antofagasta Minerals S.A.report, Feb 2001.

7.1.2                     PROPERTY GEOLOGY

CONSTANCIA

The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas-Yauri Batholith, approximately 3 km southeast of the old Katanga mine (Figure 7-2).

Figure 7-2: Geological Map of the Constancia Deposit

Stratigraphy

The oldest stratigraphic unit recognised on the prospect comprises clastic sediments corresponding to the Chilloroya Formation, consisting of a sequence of white, red, violet and grey medium-grained sandstones with intercalations of reddish mudstones.  Immediately overlying this basal unit are massive, grey micritic limestones with minor intercalations of shales, which outcrop sporadically around the prospect and near the contacts with monzonite, sometimes occurring as roof pendants.  This unit corresponds to the Arcurquina Formation (locally known as Ferrobamba Formation).  When in contact with intrusive rocks, these alter to marble or pyroxene diopside-garnet-magnetite-epidote skarn, with or without sulphides.  The limestones and skarns dip gently south-east, away from the principal monzonite in the southern part of the Constancia mineralised zone.  The overall thickness of the sedimentary package is unknown.

The determination of the base of this limestone unit may be of importance at Constancia, as this potential contact seems to correlate with the favourable skarn horizon at the Tintaya Mine and elsewhere in the region.  This contact may be found at depth south and east of the presently drilled area, if not intruded by the monzonite.

The underlying clastic sediments of the Murco Formation, and possibly the upper parts of the further underlying Hualhuani Formation (locally known as Soraya Formation), which lithologically consist of sandstones and siltstones, with occasional calcareous and quartzite horizons, are known to host copper mineralisation in several copper systems within the belt.  At Mitsui’s Quechua deposit near Tintaya, and also at the Antillas porphyry copper deposit near Antabamba (north of Constancia), these rocks are the main host for the copper mineralisation.  The same style of mineralisation occurs at Haquira (10 km south of Las Bambas), where Murco sediments are the host for most of the copper oxide resource of the system.

At Constancia, these types of clastic sediments, especially the Murco or Chilloroya Formation which is the host for the copper oxide mineralisation at Haquira, have been identified in the southern sector of the property, around the Chilloroya village, where recent surface exploration has identified evidence of porphyry-related copper-gold-molybdenum mineralisation associated with the sediments and altered porphyry rocks.  Common to these clastic sediments is their iron-stained colouration, which comes from oxidation of former disseminated pyrite.

Glacial moraines cover the northern and eastern margins of the Constancia deposit.  To the east these moraines entirely cover potentially important extensions of copper mineralisation along broad east-west structural zones.

Intrusions

Multiple phases of monzonite and monzonite porphyry characterise much of the surface area of the prospect, as well as dominating the rock types observed in the drilling to date.

At this stage of the understanding of the deposit, at least four main phases of intrusion are recognised, with the second oldest being associated with the main mineralisation event.  From oldest to youngest they are:

Diorite: while not part of the intrusive event associated with mineralisation, the Andahuaylas-Yauri Batholith forms the ‘Intrusive Basement’ to the Constancia deposit.

Monzonite Porphyry 1 (MP1): this unit outcrops as a large stock on the Constancia hill, extending west to San José.  It hosts most of the porphyry-related mineralisation.  It is characterised by abundant (40-50%) plagioclase phenocrysts up to 3 mm long.  Hornblende constitutes 5-7%, with elongated crystals up to 6 mm long.  The matrix is pinkish, with smaller magnetite and orthoclase crystals.  The upper parts of this stock are mostly leached, making its recognition difficult.

Micro Monzonite Porphyry (MMP): characterised by a fine-grained texture with plagioclase crystals (60-70%) up to 2 mm long.  Biotite (1-3%) and magnetite (<1%) are visible in the light gray matrix. Within this body, wide (1-7 mm), rounded alteration patches occur, simulating xenoliths.  This body outcrops as a stock in the south, but is more widespread west of the deposit, including the San José zone.  Some dykes of MMP have seen cutting the MP1 porphyry.

Quartz Monzonite Porphyry (QMP): this occurs mostly in the Constancia zone, as wide, north-south to north-northwest trending dykes with dark, fine—grained chilled boundaries, misclassified sometimes as andesites in previous logging.  Abundant (40-60%) plagioclase with tabular, well-formed hornblende crystals (7%) occur as phenocrysts in a greenish matrix.  The most distinctive characteristic is a small amount (1-2%) of quartz ‘eyes’ three to four millimetres wide.  These dykes are up to 60 m wide, and, based on sections, most are vertical.  There is no mineralisation associated with the dykes.  This unit appears to be offset by a dextral fault in the vicinity of drillholes CO-05-024 and CO-05-036.

Monzonite Porphyry 2 (MP2): this dyke-like monzonite porphyry outcrops mostly to the west of Constancia, between the Constancia and San José zones.  It is characterised by abundant (60-70%) plagioclase phenocrysts up to 4 mm long.  These crystals are normally sub-rounded in a whitish matrix with little magnetite and mafics (hb>bio) for about 5-8%.  The monzonite porphyry occurs as dykes up to 150 m wide, which strike north-south, possibly with a steep easterly dip.

Andesite (AAN): dark-gray, aphanitic rock (greenish from chloritisation), with plagioclase and hornblende phenocrysts, and with magnetite about 1%.  This occurs mainly as narrow dyke-like bodies, some of them close to the contacts with quartz monzonite porphyries.  Additionally several brecciated units and minor felsic dykes occur in the area.

Alteration

Potassic Alteration

The potassic alteration assemblage is characterised by secondary potassium-feldspar, and by variable amounts of hydrothermal biotite replacing earlier ferromagnesian minerals and rock matrix.  Quartz veining is common; especially “A” and “B” type veinlets. Intensity of alteration is variable, ranging from weak to strong.  Hydrothermal magnetite is also present as disseminations and associated with A type veinlets in deeper sections.  Anhydrite veinlets are also common.  Within the potassic alteration zone, chalcopyrite-(bornite)-molybdenite-pyrite mineralisation is present in A and B veinlets, and also replacing ferromagnesian minerals or filling fractures.

Copper grades in general vary from 0.2%-4%, and are highest where fracture-filling style copper mineralisation is superimposed on earlier disseminated copper mineralisation.  The high-grade (hypogene) copper mineralisation is hosted by a dense A-veinlet stockwork developed in an early porphyry phase.  Pyrite/chalcopyrite ratio is typically low and in the order of 1:1 to 2:1.  Molybdenite also commonly increases with depth, related to “B” veinlets.  Bornite occurs sporadically especially at deeper levels, sometimes associated with gold values.

Propylitic Alteration

Propylitic alteration is transitional to the potassic alteration and extends more than one kilometre from the porphyry intrusive contacts.  The propylitic alteration mineral assemblage includes epidote-chlorite-calcite-pyrite-rhodochrosite.  Subordinate chalcopyrite is also present, filling fractures or replacing mafic minerals.  Sphalerite-galena veinlets and veins are distributed as a halo to the copper-molybdenum mineralisation within the propylitic alteration halo, occurring at distances of up to 3 km away from the porphyry copper system.

Phyllic Alteration

Phyllic alteration forms a pervasive carapace surrounding and sometimes overprinting potassic alteration.  This alteration accompanies almost complete destruction of primary rock textures.  The phyllic alteration mineral assemblage includes sericite-quartz-pyrite, limited amounts of chalcopyrite and associated occasional “D” veins and veinlets.

Structural Geology

As with most porphyry copper complexes, structural activity at Constancia has played the most significant role in preparing and localising the hydrothermal alteration and accompanying coppermolybdenum-silver-gold mineralisation, including skarn formation.

Major inter- and post-mineral fracture systems in the deposit area strike northeast.  One of the best known is the ‘Barite Fault’, and reference is made to the ‘Barite’ direction. The Barite system is formed by a number of nearly parallel vein-faults carrying base metal sulphides and barite.  These veins have been exploited by artisanal workings throughout the property.  This system is clearly visible in the ground magnetic maps, controlling major features including topographic and shear fabric changes in the San José zone.  A second important system strikes north-south.  It seems to be more recent than the Barite system, controlling part of the San José deposit and most of the silicified breccias (some of them mineralised) in the system.  This is the same direction as that of the post-mineral dykes, and may have originated as tension gashes to the Barite direction.  Latest in the sequence is the north-northwest to south-southeast oriented fault system, with the Yanak Fault as the main example.  These faults generate wide areas of gouge and milled rock, some of which show high hydraulic gradients.

Barite Fault

The Barite Fault is a late, northeast-southwest striking structure between the Constancia and San José zones.  The fault zone is generally 5-10 m in width, and characterised by broken and brecciated monzonite-barite-quartz-copper oxides and galena.  In detail, the vein shows an en echelon structure, with tight northeast sections followed by east-northeast and even east-west tension gashes which contain better grade mineralisation.

Numerous exploration pits and tunnels are located along this structure for more than 1000 m.  Parallel veins occur, showing similar strike and mineralisation.  Owing to the scarcity of outcrops and the changing strike, the Barite Fault is defined as a zone with single defined faults as opposed to a shear zone, where the individual faults/veins have not been defined.

The Barite Fault has late post-hypogene copper movement that post-dates and limits the Constancia zone on its north-western side.  The fault system may also control the San José

zone on its south side. It is possible that the San José and Constancia zones may be offset equivalents along a left-lateral Barite Fault.

San José Pit Wall Fault

This is a fault that bounds the eastern side of the San José pit.  It strikes north-south, but meanders in its northern extension, where it may be associated with the Yanaccaca silicification zones.

Yanak Fault

This fault belongs to the latest structural event in the area. The structure strikes north-northwest to south-southeast and is located between the Constancia and San José deposits.  It has been recognised for about 3 km, and has developed a zone of influence up to 50 m wide where gouge and milled rock are present.  This type of structure commonly shows high water conductivity.

Mineralisation

The Constancia deposit is a porphyry Cu-Mo-Ag system which includes copper-bearing skarn mineralisation.  This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited.

Five distinct mineral associations are found within the Constancia Project area, namely:

1.              Hypogene, porphyry-style mineralisation including disseminated, quartz-vein stockwork and fracture-controlled chalcopyrite-molybdenite mineralisation in the intrusive

2.              Hypogene chalcopyrite, rare bornite, galena and sphalerite mineralisation in skarns

3.              Supergene digenite-covellite-chalcocite (rare native copper) mainly hosted by intrusive, lying below a leached cap

4.              Transitional (Mixed) including secondary copper sulphides/chalcopyrite in the monzonite (overlap of 1 and 3, above)

5.              Oxide copper mineralisation.

Of these, the hypogene mineralisation (Type 1) constitutes the bulk of the deposit, extending to well below the 3,900 m level.

Type 2, skarn, is volumetrically smaller, but grades are normally higher, and mineralisation occurs at or near the surface.  At the contact between the intrusives and limestones, magnetite - garnet skarn develops, while the pyroxene—diopside (garnet—epidote) association is more common in calcareous sandstones and arkoses of the Chilloroya Formation.

Supergene enrichment (Type 3) occurs immediately beneath, and occasionally as remnants within, the leached cap.  The highest copper grades in the Constancia porphyry are typically associated with this and with the skarn zone.

Transitional (Mixed) zone (Type 4) corresponds to the zone where the supergene and hypogene mineralisation mix, e.g. both supergene and hypogene sulphides co-exist.

Oxide copper mineralisation (Type 5) occurs locally.  While shallow, it is volumetrically small and, therefore, is not considered relevant to exploitation at this stage of development.

Two areas of porphyry-style mineralisation are known within the project area, Constancia and San José.  At Constancia, mineralisation is deeper than that observed at San José which occurs at surface. The mineralised zone extends about 1,200 m in the north-south direction and 800 m in the east-west direction.  Several new exploration areas were identified in the surroundings of Constancia, other than “Yanaccaca” and “Old Adits” already mentioned in the NI 43-101 Technical Report, prepared by SRK Consulting and issued December 2007. The new areas include the Pampacancha, Eastern Uchuccarco and South Chilloroya, all of them highlighted by the recent Induced Polarisation (chargeability/resistivity) and ground magnetometry geophysical surveys carried out on the property during 2008.  Some exploratory holes were drilled at the Pampacancha area during August-September 2008.

PAMPACANCHA

The Pampacancha Main Body project is located approximately 3 kilometres SE of the Constancia porphyry. From June to August 2008 a detailed surface mapping was focused on the areas where geophysical anomalies were identified at depth and stream sediment survey revealed an Au-Ag-Cu high anomalous values.

The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generate a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

The intrusive rocks present in the are the Oligocene unmineralised basement diorite, this is intruded by the diorite porphyry recognized as the source for skarn mineralisation which in turn is cut by intra-mineral monzonite intrusions which provide minor local increases in Cu-Au and also locally stope out skarn Cu-Au mineralisation which is best developed at the upper and lower margins of the limestone body.

Prograde magnetite-chalcopyrite-pyrite skarn grades to marginal less well mineralised garnet and pyroxene skarn which are locally overprinted by epidote-bearing retrograde skarn.

Epithermal mineralisation of the low sulphidation quartz-sulphide Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings

The Pampacancha Main Body, according to lithology and mineralization has been divided into three sectors (Showed in Figure 7-3)

Sector 1

This extends for about 300m (EW direction) and 250m (NS direction) respectively. This area is characterized by the presence of magnetite>>calc-silicates skarns which developed from surface extending down to about 200m true depth (occasional deeper lenses have been identified too), intruded by potassically-altered diorite porphyry and fine-to-medium grained diorite, the latter also showing evidences of potassic alteration. Skarn bodies are thinning out as going southward, feature expected because of erosion along the slope of the hill

Sector 2

Immediately north of Sector 1 (200 by 250m) is characterized by the presence of a limestone body in between two main skarn layers, which extends from about 70m depth (the shallower level) down to about 250m (the deepest level). The upper skarn extends basically from surface, showing alternations with thin limestone layers, all disrupted by the emplacement of diorite porphyry dikes and endoskarn, whereas the lower skarn layer extends to a maximum depth of about 300m.

Sector 3

Extends immediately NW of sector 2 for about 500m and 350m wide. It has basically the same characteristics of sector 2, with a limestone body in between two skarn layers, which is thinning out as going northward, eastward and westward.

Figure 7-3: Pampacancha Sectors

7.2                               SIGNIFICANT MINERALIZATION

7.2.1                     CONSTANCIA

The Constancia porphyry has been evaluated by 317 diamond drillholes (pre-January 2009), some to depths of more than 600 m, with a maximum of 675.80 m (CO-08-133).  The majority of the mineralisation occurs as disseminations, quartz vein stockworks and fracture filling of sulphides, mainly associated with the “Monzonite Porphyry 1 (MP1).  When mineralised, MP1 shows either extensive quartz-sericite or potassic alteration.

Copper mineralisation is best developed in the central part of the deposit within the monzonite porphyry and is open at depth below 3,800 mRL (e.g. CO-06-083, CO-07-105, CO-08-233, CO-08-278 and CO-08-288).

Oxidation and leaching are intense, with almost no fresh sulphides occurring at surface.  A leached cap occurs to variable depths, up to a maximum of 100 m where fracturing is more intense, or in rocks with intense stockwork development.

Oxidation decreases towards the margins of the prospect and in the magnetite skarn, reaching only a few tens of meters depth.  The main iron-oxide minerals are jarosite and goethite with lesser amounts of hematite after supergene chalcocite.  Typical copper grades in the leached cap are in the order of 100-200 ppm, values considered as strongly geochemically anomalous.  Molybdenum and gold values in the leached cap are generally similar to hypogene grades.

The San José zone lies adjacent west-northwest of the western limit of the Constancia deposit and is separated from it by the Barite Fault Zone.  Sixty drillholes have been completed in the area; most of them intended to identify the extension and depth of the mineralisation.

Major controls for the area appear to be two faults that bound it on the east (San José Fault) and west.  These two faults strike generally north-south, but would merge into one at the Yanaccaca zone.

Mineralisation in this area corresponds mostly to hypogene type assemblages, with skarn mineralisation playing a secondary role.

7.2.2                     PAMPACANCHA

Mineralization at Pampacancha, as with the lithology, is divided in three sectors:

Sector 1

This sector contains the best Cu, Mo and Au grades in the deposit so far. Mineralization includes chalcopyrite, bornite, molybdenite with variable amounts of sphalerite and galena. Because of the best Cu, Mo and Au mineralization associated to magnetite-rich prograde skarns occur widespread in this sector, strongly suggests that the center of the porphyry-related skarn system would be located precisely in this area, fading out further north towards sectors 2 and 3.

Sector 2

Cu-Au mineralisation mostly occurs at the margins of the gently dipping host limestone unit in a more distal setting and up-dip of the Sector 1 Cu-Au magnetite skarn mineralisation, which is developed closest to the intersection between the limestone and diorite porphyry source.

Sector 3

This sector contains the best Cu-Au grades in the deposit and the best mineralized interval, the mineralization includes chalcopyrite and bornite and gold associated this, located at west of sector this was discovered in 2011.

8.0                               DEPOSIT TYPES

The Constancia deposit is a porphyry Cu-Mo-Ag system which includes copper-bearing skarn mineralisation. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited.

The principal porphyry deposits in the belt include Antapaccay (720 Mt @ 0.54% Cu, Xstrata plc Half Yearly Report 2009), Quechua (~260 Mt @ 0.61% Cu, Mitsui Kinzoku press release, Nov 7, 2007 ) and Los Chancas (~200 Mt @ 1% Cu, 0.08% Mo, 0.12 g/t Au).  Several other porphyry prospects are also being explored in the district.

Historically, the belt was better known for copper skarn deposits such as Tintaya (130 Mt @ 1.7% Cu, 0.26 g/t Au) and Las Bambas (copper skarn-porphyry) where Xstrata recently reported resources of 1100 MT @ 0.77% Cu (Xstrata plc Half Yearly Report 2009).

The Pampacancha deposit is a porphyry related Skarn system, with copper-bearing skarn Mineralization, This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several skarn project have in development, Corocohuayco in Tintaya District and Las Bambas is the best examples.

The Constancia project area geology contains the classic characteristics typical of poly metallific copper porphyry deposits. The following generalized geological characteristics are the typical targets of exploration compilation efforts and support the classic genesis model of a copper porphyry:

·                  Orebodies are associated with multiple intrusions and dikes of diorite to quartz monzonite composition with porphyritic textures.

·                  Breccia zones with angular or locally rounded fragments are commonly associated with the intrusives. The sulfide mineralization typically occurs between or within fragments.

·                  The deposits typically have an outer epidote - chlorite mineral alteration zone.

·                  A quartz - sericite alteration zone typically occurs closer to the center and may overprint.

·                  A central potassic zone of secondary biotite and orthoclase alteration is commonly associated with most of the ore.

·                  Fractures are often filled or coated by sulfides, or by quartz veins with sulfides.

·                  Closely spaced fractures of several orientations are usually associated with the highest grade ore.

·                  The upper portions of porphyry copper deposits may be subjected to supergene enrichment. This involves the metals in the upper portion being dissolved and carried down to below the water table, where they precipitate.

9.0                               EXPLORATION

The exploration is currently underway in the project area, and is focused on targets described in the following sub-sections. Drill intersections in this section are recorded as core lengths and assays are composites of continuous sampling for the length of the core interval. Core length does not indicate true thickness, and the nature of non-tabular porphyry and skarn mineralisation requires detailed geological modeling to ascertain “thickness” or volume. The following Figure 9-1 shows a general view of the current Constancia Exploration Program.

Figure 9-1: Constancia Exploration Program

Note: Drill intersections are core lengths and do not represent true thicknesses.

9.1                               SURFACE MAPPING AND SAMPLING

During the first months of 2007, geological mapping at 1:1,000 scales was conducted in the area surrounding the Constancia deposit, covering an area of approximately 450 hectares.  Owing to the scarcity of outcrops, most of this mapping was made along roadcuts, and combined with information from some trenches.  First rock intercepts from drill holes were also used to help define the different rock types at surface.  Locations were based on GPS measurements.

From April to October 2008, surface mapping was focused on the areas where geophysical anomalies were identified at depth as well as the surface reconnaissance of the projected waste dump and plant facilities.  By October 2008, additional 2,200 hectares were mapped at 1:2,000 and 1:5,000 scales, including the collection of over 900 rock samples and 41 stream sediment samples, the latter in the eastern sector of the Constancia deposit where scattered gold occurrences were observed in an area of 4.5 km by 0.8 km, now known as the Pampacancha deposit. Surface mapping resumed mid February 2009 to the south of the Pampacancha deposit (SE of the Constancia deposit), and the Arizona and San Antonio areas, where the tailings storage facility (TMF) is planned to be built.  By March 2009, an additional 1,500 hectares had been mapped and about 350 rock samples collected.  From April to June 2009 mapping was carried out in the Chilloroya South area, where evidence of porphyry-related copper-gold-molybdenum was found.  From February to June 2010, mapping was focused on the Norsemont properties located at the western side of the project, in the vicinity of Uchuccarco, as well as the Norsemont-owned Arizona-Morocota and Fortunia areas.

In summary, from 2007 to 2011, Norsemont mapped 11,444 hectares at the Constancia Project at several scales, including 1:1,000, 1:2,000 and 1:5,000. Of this, 8,905 hectares were mapped on Hudbay’s mining concessions, which represent 39% of the Hudbay’s mining rights in the area. Additionally, 2595 rock samples and 41 stream sediments samples were collected during this period.

9.2                               GEOPHYSICS

An in-house interpretation of the geophysical data along with interpretation of available surface mapping and rock and stream sediment geochemistry helped identify several targets within the project area. The most important ones are the anomalies associated with the Pampacancha deposit, the chargeability-magnetic anomalies observed in the Chilloroya South prospect and the chargeability anomalies located in Uchuccarco, at 3.8 km northeast of the Constancia porphyry.

Hudbay completed a Titan-24 DC-IP-MT survey in July 2011 on the Constancia Project. The survey includes 16 DC/IP/MT spreads along 8 lines with 100 m station interval and irregular line spacing. The survey lines were surveyed in the E-W direction. A total of 38.4 km of DC/IP survey line and 36.8 km of MT survey line were surveyed. A pole-dipole configuration was used for DC and IP measurements.

The exploration objective of the Titan 24 DCIP & MT survey was:

·                  Locating potential sulphide rich zones and/or associated alteration.

·                  Mapping the resistivity and chargeability of the subsurface to significant depths.

·                  Geologic interpretations.

·                  Focus drilling thereby reducing overall drilling costs.

Several targets were identified in the Constancia area, South Chilloroya and Pampacancha and are expected to be drilled within the drilling program this year.

9.3                               EXPLORATION TARGETS

9.3.1                     PAMPACANCHA OTHER PROSPECTS

The Pampacancha prospect is located approximately 3 kilometres SE of the Constancia porphyry.  The prospect was identified by Norsemont in May 2008 after a stream sediment survey revealed a 27 sq-km, Au-Ag-Cu anomalous area, which was subsequently corroborated by mapping and rock sampling conducted on the area. The following figure 9-1 shows the general configuration of Pampacancha targets.

Figure 9-2:  Pampacancha Geology Map

Pampacancha is also coincident with a NE striking structural break and several chargeability anomalies that occur at depth.  The prospect comprises scattered outcrops of limestone and minor fine grained clastic sediments intruded by dioritic and lesser monzonite intrusive which generated magnetite and lesser garnet-calc silicate skarns at their contacts.  On surface, high grade Au-Ag-(Cu) mineralisation associated with epithermal, low sulfidation veins, shear zones and limestone replacements occur in an area of about 6 square kilometers.  The longest structure can be projected up to one kilometre in length.  Gold and silver returned values up to 39 g/t Au and 38 oz/t Ag.

Norsemont commenced exploratory drilling at Pampacancha in August 2008 and drilling has continued to date. A total of 19,653.50 metres had been drilled as of December 31, 2011. Drilling was carried out at the “main body”, “magnetic halo” and “limestone replacement” target areas. The “main body”, which is the porphyry-related skarn target first discovered by Norsemont in 2008, received about 12,000m of drilling in 47 holes.

Magnetic Halo Area

Evaluation of the ground magnetic data revealed the presence of a magnetic halo roughly coincident with a chargeability anomaly extending up to 1,400m west from the “main body”. This area is bounded and crosscut by high-grade epithermal, low-sulfidation Au-Ag-bearing polymetallic quartz (carbonate) veins, which crosscut regional diorites, monzonite porphyries and magnetite skarn bodies. Target types are copper-bearing skarns, epithermal, high-grade Au-Ag veins and disseminated Au-(Zn-Pb) associated with monzonite porphyries.

Most of this area consists of regional diorites, which formed shallow magnetite skarn bodies at their contacts with former limestones, some of them Cu-bearing. The best copper-bearing skarn interval at this target came from hole PR-10-022 which returned 43m @ 0.64% Cu. However, most of the holes returned Au anomalies, as seen in hole PR-10-016, which returned 124m @ 0.28 g/t Au; PR-10-017 with 9m @ 1g/t Au; PR-10-019 with 15m @ 0.33gpt Au and PR-10-021 which returned 6m @ 0.46 gpt Au.

Hole PR-10-024 (reverse circulation) drilled at the centre of the halo upon an area of high chargeability anomaly, intercepted a porphyrytic monzonite which returned significant Au-(Zn-Pb) mineralization from 106m to 202m depth (end of hole). Within this interval, 33 m (from 169 to 202m depth) returned 6.08g/t Ag, 0.51g/t Au, 0.27%Pb and 0.60% Zn, with the last run (199 to 202m) returning  13.90g/t Ag, 1,21g/t Au, 0.66% Pb and 1.5% Zn. Hole PO-10-036, drilled vertical from the same platform was anomalous in Au, Pb and Zn, although the grades were not as high as the ones obtained in hole PR-10-024 (the best interval is 18m wide associated with a hydrothermal breccia which occurs from 46 to 64m depth, returning 0.26gpt Au, 737ppm Pb and 1040ppm Zn).

Hudbay intends to continue to drill prospective area through the remainder of 2012.

Figure 9-3: Pampacancha Prospect —  Magnetic Halo Area

Note: Drill intersections are core lengths and do not represent true thicknesses.

Limestone Replacement Area

The area of Au-Ag mineralized mantos hosted by limestones is located 1.3 km NNE of the central part of the Pampacancha “main body”, covering a prospective area of about 1,400 by 400 metres. Surface samples collected in 2008 from the mineralized manto that crops out at the northern edge of Hudbay’s properties returned up to 33 g/t Au and 38 oz/t Ag. Structurally, the limestones are forming a northward-plunging anticline with gold-bearing structures located at both flanks, with a diorite intrusive emplaced at the anticline hinge, defining both an eastern and western-dipping sectors.

Hole PR-10-027, completed in year 2010, was drilled vertical at the edge of this mineralized manto, intersecting silicified limestones and quartz-limonite (Mn and Fe oxides) structures from surface to 43 m depth, from where altered diorites and pyrite-bearing limestones occur to the end of hole. The first 7m (0-7m depth) returned 1.74 g/t Au and 9.77 g/t Ag; additionally, a 3m wide vein (from 106-109m) assayed 8.34 g/t Au. Hole PR-08-003, drilled in 2008, located 800m SSE of hole PR-10-027, returned 25.50 m (from 229.50 to 255.00 m, the end of hole) of 0.82 g/t Au.

Preliminary results indicate strong potential for gold mineralization, and as such additional drilling is programmed to be carried out by Hudbay during 2012 in order to evaluate this prospective area.

Figure 9-4: Pampacancha Prospect —  Limestone Replacement Area

Note: Drill intersections are core lengths and do not represent true thicknesses.

9.3.2                     CHILLOROYA SOUTH PROSPECT

This area is located 5 km south of the Constancia porphyry.  Evidence of porphyry-related Cu-Au Mo mineralisation and Cu-Au and Au-only bearing skarns occur in an area of about 3.5 by 3.5 km coincident with several composite chargeability and magnetic anomalies at depth. Five primary targets were identified and were preliminarily drill-tested by Norsemont during year 2010.

Target 1 – Quartz-limonite brecciated structures

At the western sector of the Chilloroya South area, a series of roughly EW-oriented quartz-limonite brecciated structures hosted by feldspathic sandstones occur in an area of about 500 x 500 m.  On the hill crest oxidation and leaching of former sulphides have been strong, leaving limonite crusts and gossanous areas where former sulphides were massive.  About 50 m down slope there are green and black copper shows on fractures in feldspathic sandstones, visible at only a few tens of centimetres below surface.

Figure 9-5: Chilloroya South — Geological Map and Drilling Layout

Note: Drill intersections are core lengths and do not represent true thicknesses.

Of 152 rock samples taken from this area by Norsemont  in 2009, 52% returned values from 0.1 up to 7.84 g/t Au, 85% were anomalous in copper, returning from 70 ppm up to a maximum of 1.33 % Cu and 40% were anomalous in molybdenum, with values in the order of 10 up to 446 ppm Mo.  This area is coincident with a magnetic high and an 800 x 900 m chargeability anomaly, the latter extending westward to an area covered by post-mineral quaternary deposits.

Four holes were drilled by Norsemont during 2010, the deepest one being 436.90 m. Among the best intervals, hole SO-10-002, returned 57.65 m (from surface) @ 0.60gpt Au; and hole SO-10-003 returned 24 m (from surface) @ 0.95 % Cu and 0.19 g/t Au (copper mineralization associated mainly to supergene chalcocite). Hole SO-10-021, at 719.40m (Jan 8th, 2011), which was being drilled 400m east of hole SO-10-003, intercepted magnetite skarns from 478.55 m depth downward, locally cut by diorite, hydrothermal breccias and post-mineral andesites, with copper sulfides seen associated to several skarn intervals.

The fact that skarns and relicts of former limestones were found below the clastic sediments of Chilloroya formation strongly suggests that the whole sedimentary sequence in the area of Chilloroya South would be overturned, enhancing the prospectiveness of the area to host additionally Cu-bearing skarns at depth.

Target 2 – Quartz-Tourmaline Breccias

One kilometre south of Target 1 there is a hill containing several SE-oriented quartz-tourmaline-limonite brecciated structures which occur in an area of 750 x 340 m.  Evidence of multistage brecciation has been seen in outcrops, including massive quartz-tourmaline replacements, quartz-tourmaline-limonite (after sulphides) breccias and massive limonite (sulphides) brecciated structures, all of them hosted by feldspathic sandstones and siltstones of the Chilloroya formation. A total of 48 samples were collected in 2009 directly from the quartz-tourmaline breccias, where 79% were anomalous in gold, from 0.1 g/t Au up to 5.32 g/t Au; 65% anomalous in copper, from 71 ppm Cu up to 693 ppm Cu and 53% anomalous in molybdenum, from 8 ppm Mo to 75 ppm Mo. This area is coincident with a large, 1000 by 900 m chargeability anomaly at depth, partially coincident with a magnetic high.

Three holes were drilled in this area by Norsemont during 2010, the deepest one to 432.25 m depth. Preliminary drilling suggests high-level evidences of porphyry system, evidenced by an alteration assemblage affecting the Chiloroya sediments consisting of quartz, pyrite, calcite, specularite, with also quartz-actinolite veinlets rimmed by K-feldspar at depth, as seen at the lower portion of hole SO-10-007. Tourmaline-bearing breccias were intercepted in two holes, SO-10-004 and SO-10-007 (300 m apart), interpreted to be peripheral to the centre of the pipe, which would be associated with a magnetic anomaly that remains untested.

Target 3 – Felsic Porphyry Area

Approximately 2 km to the northeast of the Target 2 area, a 2 m wide, SSW-oriented, quartz-sericite-altered brecciated felsic porphyry is emplaced discordantly within fine-grained hornfelsed siltstones. The felsic porphyry is strongly altered, showing randomly-oriented quartz veinlets and carrying pyrite, chalcopyrite and bornite.  Three samples taken from the porphyry in year 2009 returned up to 2.1% Cu, 32 ppm Mo and 265 ppb Au.  The porphyry is thought to be associated with a 500 x 700 m chargeability anomaly located right to the east of the porphyry outcrop.

Six holes were drilled in this area by Norsemont during 2010. Preliminary results suggest strong evidence of deep-seated, porphyry-style mineralization. From hole SO-10-005 through holes SO-10-006 (drilled 220m east of hole SO-10-005) and SO-10-008 (drilled 370m SE of SO-10-005), alteration and mineralization evolved laterally from propylitic to weak potassic, clearly exposed at hole SO-10-008, where micro-veinlets of chalcopyrite, molybdenite, magnetite and K-feldspar, coupled with fairly anomalous copper values were seen from 400m depth down to the end of hole. Hydrothermal brecciation activity was also verified in this area, such as the 12 m-wide breccia observed at hole SO-10-006 (from 302 to 314m depth), which returned 0.74% Cu.

Additionally, a Cu-bearing skarn layer was intercepted at holes SO-10-008 and SO-10-012, the latter drilled 185 m SSE of hole 008. At hole SO-10-008, 31.60 m interval (from 251.75 to 283.35m depth) averaged 0.72% Cu, 6.0 g/t Ag and 0.29 g/t Au, whereas hole SO-10-012 intercepted 24.70m (from 266.40 to 291.10m) of 0.29% Cu, 7.56 g/t Ag and 0.17 g/t Au. This skarn layer is still open at several directions.

Figure 9-6: Chilloroya South — Target 3

Note: Drill intersections are core lengths and do not represent true thicknesses.

Apart from the evidence of mineralization seen in the prospect area, several copper and gold occurrences hosted by the Chilloroya sediments associated with shear zones and vein-like structures occur on surface and at depth in several parts of the prospect. For instance, on surface, at 500 m southwest of the felsic porphyry outcrop there is an open cut exposing green copper oxides with randomly-oriented chalcopyrite veinlets; mineralisation is not well exposed on surface, but starts to be clearly defined just 0.50 m below. Five samples taken from this area returned up to 1.49% Cu, 2.88 g/t Au and 521 ppm Mo. Three reverse circulation holes drilled between 500 and 800 m west of Target 3 intercepted significant Au and Ag values expected to be hosted by low-sulfidation epithermal veins. The best intervals were found in holes SR-10-006, which intercepted 3m (from 277 to 280m depth) of 13.7gpt Au; SR-10-005, with 3 m interval (from 307 to 310m) returning 2.33 g/t Au and 10.6 g/t Ag , and SR-10-009 which intercepted 6m (from 235 to 241m depth) averaging 29.3 g/t Ag and 0.29 g/t Au.

Skarn Target 1

This area is located at the northern edge of the Chilloroya South prospect, encompassing an area of 800 by 400m. Significant gold mineralization was returned from some holes drilled in this area, mainly associated with magnetite skarns and epithermal gold-bearing veins that are common in the area. The best intervals came from holes SR-10-010 which returned 84m @

0.52gpt Au; SR-10-013 where 3m of bonanza gold values were intercepted from 136 to 139m assaying 242.56 g/t Au; and SO-10-016, with 42.90m of 0.54 g/t Au.

Based on these encouraging results, additional drilling is planned to be carried out by Hudbay during 2012 to properly evaluate the gold potential of this area.

Figure 9-7: Chilloroya South — Skarn Target

Note: Drill intersections are core lengths and do not represent true thicknesses.

The evidence of mineralisation reported for Chilloroya South strongly suggests the presence of a large copper-gold-molybdenum system at depth.  Excellent potential exists for the discovery of additional mineralisation of this style and/or porphyry copper-gold-molybdenum mineralisation in other phases of the porphyry bodies.

10.0                        DRILLING

10.1                        OVERVIEW

As of 31 July 2012, a total of 197,621.35 m (785 holes) had been drilled at the Constancia Project (this includes 7,484.15 m drilled by Rio Tinto prior to 2005), in six drilling programs (infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration).

Drilling comprises both diamond drilling (core recovery) and reverse circulation (chip recovery).  At Constancia, diamond drilling represents 90% of the total metreage.

Diamond drilling constituted all the drilling until May 2008 when a RC rig started on the project.  Since 2005, GEOTEC has been drilling on the property and during 2008 they had six rigs on site (four Longyear 44 and two UDR650 rigs).  AK Drilling started operating in May 2008, using a Foremost Prospector 4x4 reverse circulation rig.  MCA was the contractor for the geotechnical drilling between May 2008 and February 2009, operating one Atlas Copco CS-1000 rig.  Since March 31 2009, two UDR 200-DLS of AK Drilling continued geotechnical drilling in the TMF facility until completion of this work in April 2009.  In May 2009, a Barber Foremost DR24 rig of AK Drilling began drilling four large diameter water holes along the Chilloroya River and the surroundings of the Constancia pit.

From November-December 2010, Perforaciones Del Peru drilled in Pampacancha with 2 drills, one a UDR 650 rig and the other a Longyear 44 rig. From June 2010-November 2011, 4 drill rigs were operating, two by Perforaciones Del Peru (the same as the previous year) and two oby AK Drilling, (a UDR 650 rig and, Sandvic E-710 model). Drilling continued this year with the two drill rigs operated by AK Drilling.

Table 10-1: Drilling Programmes by Year (in metres drilled)

Company	PQ	HQ	NQ	RC	HOLES	TOTAL
Rio Tinto (2003-2004)		7,124.80	359.35		24	7,484.15
NOM 2005		9,799.05			41	9,799.05
NOM 2006		20,026.80	377.60		66	20,404.40
NOM 2007		23,863.75	5,197.35		77	29,061.10
NOM 2008	3,380.75	39,502.45	7,374.60	12,792.70	219	63,050.50
NOM 2009		4,487.45	113.65	409.00	33	5,010.10
NOM 2010		16,604.05	1,933.20	7,694.00	93	26,231.25
HB 2011		28,090.75	1,866.05	984.00	186	30,940.80
HB 2012		5,045.04	130.76	464.70	46	5,640.50
GRAND TOTAL	3,380.75	154,544.14	17,352.56	22,344.40	785	197,621.85

General characteristics of the drilling programs carried out at Constancia are described below.

·                                Constancia Infill Drilling (prefix CO): started prior to 2005 with the holes drilled by Rio Tinto and ended after December 2008, one hole was drilled in 2011 at west of San Jose Pit in a Titan anomaly area, totalling 110,383.00 m distributed in 321 holes (including 7,484.15 m, 24 holes, drilled by Rio Tinto).  All the metreage was diamond drilling.

·                                Constancia Condemnation Drilling (CC-CR): Reverse Circulation (CR) started in May 2008 and ended in September 2008.  Drilling was carried out at the surroundings of the pit outline and sterilization of the plant facility locations, including the testing of some chargeability anomalies south of the Constancia pit outline; drilling totalled 8,751.70 m in 54 holes.  Diamond Drill condemnation holes (CC) were drilled in 2011-2012 carried out at Tailing Management Facilities, Waste Dump and Plant Site Facilities, drilling totalled 5,729.10 m in 21 holes.

·                                Constancia Metallurgical Drilling (CM): started in September 2008 and completed by mid-November 2008, twenty-one holes were drilled with PQ line totalling 3,380.75 m. allowed the collection of approximately 35 t of samples for metallurgical tests conducted in Chile. From August-September 2010, two more holes was drilled for zinc metallurgical testing, was drilled 691.45 m in two holes.

·                                Constancia Geotechnical Drilling (CG): from May 2008 to July 2012 drilling was completed in the surroundings of the pit, the waste dump, tailing management facilities, camp site, haul rock and other facilities, totalling 10,903.70 m in 154 holes.

·                                Constancia Hydrogeological Drilling (CH): from January 2009 to June 2012 3,816.45 m was drilled in 27 holes. Drilling was completed in the waste dump and TMF facility areas, and 9 large diameter holes (water holes) were completed along the Chilloroya River and at the Constancia pit.

·                                Pampacancha Exploration-Infill Drilling (PO, PR): started in August 2008, exploration drilling continues at this time.  A total of 144 holes were drilled, 28 being RC (7,090 m) and 116 core drilling (33,336.90 m) totalling 40,426.90 m.

·                                Pampacancha Geotechnical Drilling (PG): from May to June 2012, three holes were drilled for the pre-feasibility study of the Pampacancha deposit, totalling 726.80 m. These holes had two purposes: geotechnical and hydrogeological.

·                                Chilloroya South Exploration (SO, SR): started in June 2010, exploration drilling was carried out at five targets.  A total of 35 holes were drilled, 14 being RC (4,142 m) and 21 core drilling (7,886.55 m) totalling 12,028.55 m.

·                                Uchuccarco Exploration (UO): in January 2010 three diamond drill holes were drilled in a zone of magnetic anomaly totalling 783.45m.

Table 10-2: Drilling Programmes (to 31 July 2012)

PROGRAM	COMPANY	METERAGE	HOLES	STATUS
Constancia Infill (CO)	Rio Tinto/Norsemont/Hudbay	110,383.00	321	Completed
Condemnation (CR,CC)	Norsemont/Hudbay	14,480.80	75	Completed
Metallurgical (CM)	Norsemont	4,072.20	23	Completed
Geotechnical Constancia (CG)	Norsemont/Hudbay	10,903.70	154	Completed
Geotechnical Pampacancha (PG)	Hudbay	726.80	3	In Progress
Hydrogeological (CH)	Norsemont/Hudbay	3,816.45	27	Completed
Pampacancha (PR,PO)	Norsemont/Hudbay	40,426.90	144	In Progress
Exploration (SO,SR,UO)	Norsemont	12,812.00	38	In Progress
TOTAL		197,621.85	785

10.2                        COLLAR LOCATION

Drillhole locations are initially defined using hand-held GPS. The Drillhole collars and elevations are then surveyed by a surveyor every three months or as necessary. The instruments used accord with the date of the survey, with Total Station, and generally with differential GPS. All measurements are tied to the National Grid. UTM coordinates based on the Provisional South America 1956 (PSAD56) datum are used throughout the project.

The collar survey procedures are, in general, according to best practices.

10.3                        RIG SET UP

The borehole azimuth is set up by marking front and back sights with a Brunton compass.  After the rig is set up, the azimuth is checked by the geologist.  Inclination is measured with the inclinometer incorporated into the rig.  Comparisons between the planned and downhole survey measurements (done between 5 to 20 m below the surface to allow for the casing) have shown variations under 0.5°, with only one case being greater than 1°.

Since November 2007, the initial inclination has been measured with a more precise digital inclinometer, and the front and back sights are left in the field to be measured by the surveyors at a later date.

Once the rig is positioned, the senior geologist on site approves the location and set-up.  During the drilling, a Hudbay-appointed drilling supervisor checks the compliance with the drilling procedures.  The same supervisor is responsible for the correct measurements of downhole surveys at the end of the drilling.

10.4                        DOWNHOLE SURVEY

Downhole deviation surveying (showing both dip and azimuth) has been completed at reasonable intervals down the hole for most of the drillholes. Instruments that have been used for this task are the Eastman Single Shot, Flexit and Maxibor. It is clear that measurements in the southern end, where magnetite is more common, should be repeated with a non-magnetic system. In the case of the photographic records (Eastman), these are read by the senior geologist, and entered into the database.

Measurements not within range are flagged as invalid in the database. The Maxibor and Flexit data is delivered both electronically and in a printout. Flexit data contains measurements of the magnetic field intensity which is used to validate the data. All data is input into the database, and anomalous values are flagged as invalid.

Flexit data has been collected at 30 m intervals since January 2007. Prior to this date, the measurements were made at 50 m intervals, proceeding upwards from the base of the hole. A final measurement is made just below the surface casing (5-20 m below surface). If, for any reason, the rods have to be removed prior to completion of the hole, then the hole is surveyed at that time as a safety measure.

For Pampacancha, the downhole deviation surveying (showing both dip and azimuth) were measured at 3 m intervals down the hole using a Maxibor 2 instrument and were, recorded both electronically and in a hardcopy. All data is recorded in the database, and anomalous values are flagged as invalid.

11.0                        SAMPLE PREPARATION ANALYSES AND SECURITY

Sample preparation, analysis and security procedures were reviewed and verified by Cashel Meagher (Qualified Person pursuant NI 43-101) from the campaigns conducted on the Constancia Project through the documentation available in the 2005, 2006, 2007, and 2009 Technical Reports. It is the opinion of the author that the sampling methodology, analyses and security measures are adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by Hudbay.

11.1                        EXPLORATION CAMPAIGNS

11.1.1              MITSUI AND MINERA KATANGA 1970-1980

Company	Mitsui and Minera Katanga
Sample type	Core
Number of holes	48
Number of samples	Unknown
Year	1970-1980
Total meters drilled	5,430 m
Collar survey	None known
Down-hole survey azimuth	None known
Down-hole survey dip	None known
Assay Lab	None known
QA/QC program	None known
Supervisor QA/QC	None known
Core recovery	None known
Blanks	None known
Duplicates	None known
Standards	None known
Total QA/QC	None known
Umpire lab	Unknown
Used in resource model	No
Comments	Data excluded from the resource estimate

11.1.2              RIO TINTO 2003 — 2004

Company	Rio Tinto
Sample type	Core
Number of holes	24
Number of samples	3,413 submitted for assaying.
Year	2003–2004
Total meters drilled	7,483.9 m
Collar survey	Hand GPS survey at time of drilling, checked by outsidecontractor in 2006. Not all holes were found in 2006 by Norsemont staff
Down-hole survey azimuth	None known

Down-hole survey dip	Eastman single shot at the time of the drilling. Not all holes were surveyed
Assay Lab	ALS Chemex Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	None known
Core recovery	Data exists, method of measurement unknown.
Average	97.3%
Blanks	Yes, 1.5 % of the samples submitted for assaying
Duplicates	Unknown
Standards	Yes, 3.5 % of the samples submitted for assaying
Total QA/QC	Total 189 samples, 5.5% of samples stream
Umpire lab	Unknown
Used in resource model	Yes
Comments	Data for these holes are recorded in the Norsemont database. Drill cores were not relogged by Norsemont.

11.1.3              NORSEMONT 2005

Company	Norsemont
Sample type	Core
Number of holes	41
Number of samples	5,460
Year	2005
Total meters drilled	9,799.05 m
Collar survey	T&S
Down-hole survey azimuth	GEOTEC
Down-hole survey dip	GEOTEC
Assay Lab	ALS Chemex Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	None known
Core recovery	Data exists, method of measurement unknown
Blanks	Yes, 4.1% of the samples submitted for assaying
Duplicates	Yes, 4.1% of the samples submitted for assaying
Standards	Yes, 2.4% of the samples submitted for assaying
Total QA/QC	Total 575 samples, 10.5% of Total samples
Umpire lab	Unknown
Used in resource model	Yes
Comments	Data included from the resource estimate

11.1.4              NORSEMONT 2006 — 2007

Company	Norsemont
Sample type	Core
Number of holes	143
Number of samples	27,650
Year	2006-2007
Total meters drilled	49,465.50 m
Collar survey	T&S

Down-hole survey azimuth	GEOTEC-Flexit
Down-hole survey dip	GEOTEC-Flexit
Assay Lab	ALS Chemex Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	None known
Core recovery	Data exists, method of measurement unknown
Blanks	Yes, 3.9% of the samples submitted for assaying
Duplicates	Yes, 3.6% of the samples submitted for assaying
Standards	Yes, 3.2% of the samples submitted for assaying
Total QA/QC	Total 2944 samples, 10.6% of Total samples
Umpire lab	Unknown
Used in resource model	Yes
Comments	Data included from the resource estimate

11.1.5              NORSEMONT 2008 — 2009

Company	Norsemont
Sample type	Core
Number of holes	192
Number of samples	33,701
Year	2008-2009
Total meters drilled	59,625.95 m
Collar survey	Geosurvey
Down-hole survey azimuth	Bornav-Maxibor
Down-hole survey dip	Bornav-Maxibor
Assay Lab	ALS Chemex Lima-SGS Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	Gaston Loyola
Core recovery	98%
Blanks	Yes, 2.7% of the samples submitted for assaying
Duplicates	Yes, 2.7% of the samples submitted for assaying
Standards	Yes, 2.7% of the samples submitted for assaying
Total QA/QC	Total 2,726 samples, 8.1% of Total samples
Umpire lab	None known
Used in resource model	Yes
Comments	Data included from the resource estimate

11.1.6              NORSEMONT 2010

Company	Norsemont
Sample type	Core
Number of holes	86
Number of samples	Unknown
Year	2010
Total meters drilled	24,536.90 m
Collar survey	Geosurvey
Down-hole survey azimuth	Bornav-Maxibor
Down-hole survey dip	Bornav-Maxibor

Assay Lab	SGS Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	Gaston Loyola
Core recovery	98%
Blanks	Yes, 2.8% of the samples submitted for assaying
Duplicates	Yes, 2.5% of the samples submitted for assaying
Standards	Yes, 2.6% of the samples submitted for assaying
Total QA/QC	Total 903 samples, 7.9% of Total samples
Umpire lab	Unknown
Used in resource model	Yes
Comments	Data included from the resource estimate

11.1.7              HUDBAY 2011-2012

Company	Hudbay
Sample type	Core
Number of holes	82
Number of samples	14,226
Year	2011
Total meters drilled	24,333.20 m
Collar survey	Geosurvey
Down-hole survey azimuth	Bornav-Maxibor
Down-hole survey dip	Bornav-Maxibor
Assay Lab	SGS Lima
QA/QC program	Yes, 5% of samples submitted for assaying
Supervisor QA/QC	Carlos Salazar
Core recovery	98%
Blanks	Yes, 2.8% of the samples submitted for assaying
Duplicates	Yes, 3.0% of the samples submitted for assaying
Standards	Yes, 2.6% of the samples submitted for assaying
Total QA/QC	Total 1,194 samples, 8.4% of Total samples
Umpire lab	Unknown
Used in resource model	Yes
Comments	Data included from the resource estimate

11.2                        CONSTANCIA

11.2.1              BULK DENSITY

A total of 1,247 density measurements have been made for 145 drill cores from the Constancia - San José area. The bulk density measurements were conducted by ALS Chemex with paraffin wax coat method.

Samples for density measurement in each major rock unit were extracted, at approximately 50 m intervals and are representative of the different rock and mineralization domains recognized to date (Tables 11-1 and 11-2). In addition, Norsemont re-analyzed 281 samples in SGS as part of its QC program.

Table 11-1: Summary of Density Samples by Mineralization Type

Mineralization Type	Count	Average of Density (g/cm3)
HY	979	2632
LX	138	2381
MX	34	2377
OX	3	2403
SG	93	2356
Total	1247	2576

Table 11-2: Summary of Density Samples by Mineralization Rock Type

Rock Type	Count	Average of Density (g/cm3)
MAR	70	2703
AN	11	2514
BXH	24	2738
DIO	8	2514
ESK	45	2734
FA	36	2460
MMP	34	2547
MP1	786	2504
MP2	111	2617
PAN	1	2350
QMP	23	2447
SIL	7	2546
SKN	80	3029
SMS	4	4218
SS	7	2433
Total	1247	2576

11.2.2              SAMPLE PREPARATION AND ASSAYING

During the resource estimate update documented in Section 14 of this Technical Report, all the documentation available from the 2005 to 2009 Technical Reports about sample preparation, analysis and security procedures were reviewed and verified by Hudbay.

Previous sample preparation and assaying, used in the resource estimation made by GRD Minproc —in Norsemont 2009 Definitive Feasibility Study, was carried out by ALS Chemex in Peru until June 2008, after which SGS Peru continued with this work with similar procedures. Samples were prepared and analyzed in Lima following standard procedures.

Samples were routinely analyzed for gold (Fire Assay, AAS finish,30 g charge) and 41 elements by Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) with HNO3-HClO4-HF-HCl digestion, HCl Leach. Samples above detection limit were analyzed by Atomic Absorption Spectrophotometry (AAS).

All samples with copper values above 0.2% were analyzed by a Sequential Copper Method.

Regarding the previous drilling campaign made by Rio Tinto (2003-2004), the samples were analyzed for gold (Fire Assay, AAS finish, 30 g charge, 47 elements (multiacid digestion and ICP MS - ICP AES determination).

All the samples were also analyzed with multiacid digestion and AAS (AA62, ALS code) for Cu. The same method was also applied to some samples for Mo, Ag and a few for Zn, when they reached the upper detection limit.

Sequential copper data was not available for Rio Tinto’s campaign. According to Rio Tinto Exploration Report from 2004, limited Cu soluble analysis (CN leach) was performed over selected intervals when chalcocite was described as the main Cu bearing mineral.

11.2.3              DATABASE INTEGRITY

The database integrity procedures described from the documentation available in Technical Reports (2005 — 2009) were reviewed. All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database.

It was noted that the data entry spreadsheets had a number of built-in logical checks to improve the validity of the database. As was mentioned in Norsemont 2009 Definitive Feasibility Study, the geological and sample data was verified by a senior geologist before importing into a database.

Assay data was delivered in digital form by the main laboratory. Checks for inconsistent values were made by the senior geologist before, data was uploaded.

Hudbay checked collar positions visually on plans for correctness in the data entry. Down-hole surveys were checked by examining coarse changes in the variables. Check runs were at regular intervals to check consistency of the drilling data.

A random revision from the lithology and mineralization log data and assay certificates from 27 drill holes.  Discrepancies were not identified between the log data and assay certificates and the drill hole database of text files used for the mineral resource estimate.

11.3                        PAMPACANCHA

11.3.1              BULK DENSITY MEASUREMENTS

A total of 56 density measurements were taken from actual core for the Pampacancha deposit. The density measurements were conducted by ALS Chemex and are representative of the different rock and mineralization domains recognized to date.

The measurement methodology applied to core samples was as follows:

1.              Weigh dry core sample in air (W1).

2.              Cover the core sample with wax, to avoid absorption of water in the core sample during immersion.

3.              Weigh core sample covered with wax in air (W2).

4.              Immerse core sample covered with wax in water-filled tub avoiding the water overflowing the tub.

5.              Measure displaced water volume (V1).

Density is calculated using the formula below:

Density = W1 / (V1 – (W2 – W1/Density Wax))

11.3.2              SAMPLE PREPARATION

All samples were sent to SGS for preparation and assaying. The laboratory conforms to ISO/IEC 17025 and ISO 9002 standards.

Samples arriving at SGS were crushed in oscillating jaw crushers to 90% passing 10 mesh (1.70mm). Samples were riffle split and a 250g sample pulverized. Ring- mill pulverizers grind samples to 95% passing 150 mesh (106 micron). Crushers, riflers, and pans are cleaned with compressed air between samples. Pulverizing pots and rings are brushed, hand cleaned, and air blown. The remaining crushed core samples (coarse reject) not used for assay analysis and pulps were sent to Abil Corporacion warehouse located in Lima for storage.

The sample preparation, analyses and security procedures are considered to be industry standard and are adequate and acceptable.

11.3.3              ASSAY METHODOLOGY

All samples were analyzed by SGS laboratory through Inductively Coupled Plasma — Atomic Emission Spectrometry (ICP-AES) after multi-acid digestion and gold was determined by fire assay with Atomic Absorption Spectroscopy (AAS). SGS is currently registered with ISO/IEC 17025 and ISO 9002 accreditation.

Samples were analyzed by 32 elements through ICP-AES (ICP40B Lab Code) after multi-acid digestion of a 0.20 g of sample. If silver, copper, iron, molybdenum, lead and zinc values rise above upper limit indicated in Table 11.1, then that element is re-assayed using AAS after multi-acid digestion of 0.25 g of sample. Gold was analyzed by AAS after fire assay using 30 g of sample (FAA313 Lab Code) and values greater than 5000 ppb were re-assayed using a gravimetric finish. All analytical balances are certified annually by a third party.  Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a certificate of analysis.

Table 11-3: SGS Assay Limits

Element	Au	Ag	Cu	Fe	Mo	Zn	Pb
Unit	ppb	ppm	ppm	%	ppm	ppm	ppm
Methodology Code	FAA313	ICP40B	ICP40B	ICP40B	ICP40B	ICP40B	ICP40B
Detection Limit	5	0.2	0.5	0.01	1	0.5	2
Upper Limit	5000	100	10000	15	10000	10000	10000

11.3.4              BLANKS

During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Blank material consisting of barren quartz was certified by three laboratories (INSPEC, CIMM and SGS) to be inert material with no metal value grade.

11.3.5              STANDARDS

Standard references were prepared with material obtained from the Pampacancha deposit by Hudbay and were analyzed and certified by Acmelabs, as shown in Table 11.2. A total of 336 standards were inserted when logging the core every 30 sample intervals. Their values are identified in Table 11-4.

Table 11-4: Standard References Used by Hudbay

Standard Reference	Number of samples	Au (ppb)	Ag (ppm)	Cu (ppm)	Mo (ppm)	Zn (ppm)
STD-010	102	19	1.3	2055	102	93
STD-020	117	66	2.4	5177	111	120
STD-030	117	79	58	9986	180	192

11.3.6              DUPLICATES

As part of the Pampacancha drilling, duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. These samples were collected to assess the homogeneity of the mineralization and sampling precision. In total 453 duplicates were inserted every 30 samples.

11.3.7              CHECK ASSAYING

No pulp material was check assayed at another laboratory. It is recommended by the author of this sectopn of the Technical Report that 5% of the samples should be sent for check assaying in future campaigns.

12.0                        DATA VERIFICATION

A report of the Constancia data verification process was conducted by Amec Peru on behalf of Hudbay. Data Verification was reviewed and approved by Cashel Meagher (Qualified Person pursuant NI 43-101) from the campaigns conducted on the Constancia Project. It is the opinion of the author that the quality of the data is suitable for use in resource calculations.

12.1                        CONSTANCIA

12.1.1              NORSEMONT QC PROTOCOL

The Quality Control (QC) protocol during the Constancia exploration campaigns from 2006 to 2010 included the insertion of the following control samples in the sample batches:

·                  Twin samples (Core) or field duplicates (RC): one in 20 samples

·                  CRMs: one in 20 samples; four CRMs are inserted in alternate order.

·                  Blanks: one in 20 samples

The twin samples, field duplicates, coarse blanks and Certified Reference Materials (CRMs) were inserted on the drill site prior to submission to the laboratory.

Furthermore, Norsemont inserted the other controls listed below:

·                  Pulp duplicates were routinely analyzed by the laboratory. These samples are good indicators of the assay reproducibility (precision), although they were not blind for the laboratory, and their value was therefore diminished. These are inserted at a proportion of 1 in 20.

·                  Coarse duplicates (or preparation duplicates) were taken after the first crushing to provide information about the sub-sampling variance, which is introduced during the preparation process. Although, they were not submitted to the same laboratory as the original, and their value was therefore diminished. These are inserted at a proportion of 1 in 20.

·                  Check samples (same pulp externally analyzed) were resubmitted to an external laboratory (ACME and Inspectore). These samples are used to estimate the assay accuracy, together with the standards. These are submitted at a proportion of 1 in 20.

12.1.2              QC EVALUATION

Twin Samples

Twin samples are obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. Norsemont inserted a total of 1,952 twin samples in batches during the drill campaigns they operated between 2005 and 2011.

This data was processed using the hyperbolic method.  The sampling procedure is considered to be acceptable if the proportion of failures (failure rate) does not exceed 10% using as a failure limit the y2=m2x2+b2 hyperbola evaluated for a 30% relative error(1) (RE).  The failure rates for Cu, Mo, Zn and Ag ranged between 7%  and 16% (Table 3-7).

The author concludes that Norsemont’s core sampling procedure was reasonable for Mo and Ag. However, the frequency of twin sample failures for Cu and Zn was greater than expected, indicating sampling issues for copper and zinc, two of the most important metals in the resource model.

Some outliers are evident from sample mix-ups and the author recommends a review of the database to address these issues (Figure 12-1). After the database revision, the sampling precision should be analyzed again expecting an improvement in the failure rates for the elements evaluated.

Table 12-1: Summary of Twin Samples

		Failures
Element	No. of Samples	No.	%
Cu	1,952	314	16%
Mo	1,952	145	7%
Zn	1,952	285	15%
Ag	1,952	131	7%

Figure 12-1: Cu in Twin Samples

(1) Relative error: calculated as the absolute value of the pair difference divided by the pair average, and expressed in percentage; also known as Absolute Value of the Relative Difference, or AVRD.

Field Duplicates

Norsemont inserted a total of 51 field duplicates in batches from RC holes. The failure rates for Cu, Mo, Zn and Ag in samples ranged between 0% and 8% (Table 12.2). Therefore, the author concludes that Norsemont RC sampling precision was reasonable for these metals.

Table 12-2: Summary of Field Duplicates

Element	No. of Samples	No. Failures	% Failures
Cu	51	4	8%
Mo	51	1	2%
Zn	51	3	6%
Ag	51	0	0%

CRMs

Norsemont used Certified Reference Materials (CRMs) prepared by SGS and ACME laboratories from coarse rejects from previous drilling campaigns at Constancia.

To evaluate the accuracy of assaying using CRMs, AMEC excludes the outliers, values located outside the AV±3*SD interval (AV, SD: average value and standard deviation, respectively, calculated from the actual assay values of the inserted standards), and calculates the analytical bias as:

Bias (%) = (AVeo / BV) – 1

where AVeo represents the average recalculated after the exclusion of the outliers, and BV is the Best Value calculated as a result of round-robin tests. Accuracy is assessed according to the following bias ranges: good: between -5% and +5%; questionable: from -5% to -10% or from +5 to +10%; and unacceptable: below -10% or above 10%.

The CRM dataset includes 1,807 assays of 18 Certified Reference Materials (CRMs). The results of the evaluation of 12 CRMs are presented in Table 12.3. Cu, Mo, Zn and Ag show reasonable accuracies for most CRMs with biases between -3.9% and 4.5% and low proportions of outliers. However, the GQ601195 CRM with best values of 7,383.6 ppm for Cu and 65 ppm for Mo shows high biases, which are 9% and 6.1% respectively.

On the basis of these results, the author concludes that the Cu, Mo, Zn and Ag accuracies at ALS Chemex during the 2006 to 2008 campaigns were generally within reasonable ranges for the CRMs reviewed.

Table 12-3: Summary of CRM Values and Performance

ALS Chemex

CRM (Code)	Parameters	Cu		Mo	Zn	Ag
GQ601193 (2006)	BV * (ppm)	2,452.4		86.0	—	—
	Average (ppm)	2,426.5		85.6	—	—
	Number of Samples		98		—	—
	Outliers	1		1	—	—
	Bias (%)	-1.2		-0.5	—	—

GQ601194 (2006)	BV* (ppm)	5,165.7		319	—	—
	Average (ppm)	5,084.3		317.4	—	—
	Number of Samples		97		—	—
	Outliers	0		0	—	—
	Bias (%)	-1.6		-0.5	—	—

GQ601195 (2006)	BV* (ppm)	7,383.6		65	—	—
	Average (ppm)	8,051.7			—	—
	Number of Samples		95		—	—
	Outliers	2		1	—	—
	Bias (%)	9		6.1	—	—

GQ601196 (2006)	BV* (ppm)	12,500		159	—	—
	Average (ppm)	12,495		156.8	—	—
	Number of samples		99		—	—
	Outliers	2		1	—	—
	Bias (%)	0		-1.3	—	—

ALS Chemex	ALS Chemex	ALS Chemex		ALS Chemex	ALS Chemex	ALS Chemex
MV600011 (2006-2007)	BV* (ppm)	2,052		74	—	—
	Average (ppm)	2,084.1		72.3	—	—
	Number of Samples		55	—	—
	Outliers	1		1	—	—
	Bias (%)	1.6		-2.4	—	—

MV600013 (2006-2007)	BV* (ppm)	5,052		127	—	—
	Average (ppm)	4,962.50		129.5	—	—
	Number of Samples		45		—	—
	Outliers	1		1	—	—
	Bias (%)	-1.8		2	—	—
	BV* (ppm)	7,503		81	—	—

ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex
MV600014 (2006-2007)	Average (ppm)	7,562	79.3	—	—
	Number of Samples	54		—	—
	Outliers	1	0	—	—
	Bias (%)	0.8	-2.0	—	—

MV600015 (2006-2007)	BV* (ppm)	24,476	120	—	—
	Average (ppm)	24,652	120.2	—	—
	Number of Samples	51		—	—
	Outliers	1	0	—	—
	Bias (%)	0.7	0.1	—	—

MV700038 (2007-2008)	BV* (ppm)	1,972	106	294	5.9
	Average (ppm)	1960.6	103.5	302.9	6.2
	Number of Samples		289
	Outliers	11	8	13	2
	Bias (%)	-0.6	-2.4	3	5.1

MV700039 (2007-2009)	BV* (ppm)	5,039	106	751	4
	Average (ppm)	4,916.90	78.1	774.1	4.1
	Number of Samples		311
	Outliers	2	1	2

ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex
	Bias (%)	-2.4	2.8	3.1	4
					2.9

MV700040 (2007-2008)	BV* (ppm)	7,406	65	2,317	15.1
	Average (ppm)	7,201.60	62.4	2,323.60	15.7
	Number of Samples	1	251	1	1
	Outliers	0.1	1	0.3	4.5
	Bias (%)		-3.9

MV700041 (2007-2008)	BV* (ppm)	25,013	121	2,317	15.1
	Average (ppm)	25,033.20	118.5	2,323.60	15.7
	Number of Samples	1	190	1	1
	Outliers	0.1	0	0.3	4.5
	Bias (%)		-2.1

Blanks

Coarse blanks are coarse samples of barren material, which provide information about the possible contamination during preparation. Coarse blanks should be prepared immediately after highly mineralized samples.

The report considers possible contamination issues if the blank value exceeds five times the detection limit for the element, and/or if a definite, positive rapport is observed between the blank grade and the grade of the preceding sample.

A total of 2,119 coarse blanks were included in regular submission batches. The results of the evaluation of the four main blanks used during the Norsemont drill programs are presented in Table 12-4. There are few a examples of Cu and Mo possible contamination. These revision and evaluation were verified and approved by Hudbay, under the supervision of Cashel Meagher, P Geo (Qualified Person pursuant to NI 43-101).

Table 12-4: Summary of Blank Values

Blank (Code)	Element	No. of Samples	No.	Failures %
GQ601663 (2006-2007)	Cu		45	5.5%
	Mo	813	20	2.5%
	Zn		13	1.6%
	Ag		7	0.9%

MV700670 (2007-2008)	Cu		7	6.9%
	Mo	101	1	1.0%
	Zn		5	5.0%
	Ag		1	1.0%

ST800006 (2008)	Cu		14	3.1%
	Mo	450	15	3.3%
	Zn		13	2.9%
	Ag		1	0.2%

ST800039 (2008-2010)	Cu		37	12.2%
	Mo	304	50	16.4%
	Zn		3	1. %
	Ag		1	0.3%

The report concludes that the preparation process at ALS Chemex produced no significant Cu, Mo, Zn and Ag contamination in most of the blanks evaluated. However, the material ST800039 used during 2008 to 2010 campaigns showed failure rates which exceed10% for Cu and Mo elements.

The report recommends to check the database to address the failure samples, and check the ST800039 blank to clarify if the blank was not adequate or there were contamination issues during these campaigns.

Check Samples

The report reviewed 388 samples submitted for external control to ACME in 2007, which acted as secondary laboratory for the 2006 and part of the 2007 campaigns.

For  evaluating the check samples, Reduction-to-Major-Axis (RMA) plots are constructed for the studied elements. The RMA method offers an unbiased fit for two sets of pair values (original samples and check samples) that are considered independent from each other. In this case, the coefficient of determination R2 between the two laboratories is determined, and the bias of the primary laboratory for each element as compared to the secondary laboratory is calculated as:

Bias (%) = 1- RMAS

Where RMAS is the slope of the RMA regression line of the secondary laboratory values versus the primary laboratory values for each element.

The RMA analysis carried out over 389 check samples from part of the 2006-2007 campaign analyzed by ACME in 2007.  The RMA plot indicates good fits for Cu (0.988 R2), Mo (0.974 R2), Zn (0.994 R2) and Ag (0.92 R2) after the exclusion of four outliers for Mo (1.0%), two outliers for Zn (0.5%), and eight outliers for Ag (3.8%), and reassembles values of the relative bias 2.4%, 9.7%, 1.2% and 7.9%, respectively (Figure 12-2).

The report concluded that the accuracy of ALS for Cu, Mo, Zn and Ag, as compared to ACME, was adequate. Although, the report recommends verification of the accuracy of ACME using CRMs, if the CRMs were analyzed with the check samples.

Figure 12-2: Cu in Check Samples - ACME vs. ALS

Norsemont also submitted 620 check samples from part of the 2006-2007 and 2008-2009 campaigns to Inspectorate in 2009, which acted as secondary laboratory.

AMEC, under the supervision of the author, noted that the samples were submitted and assayed twice at Inspectorate and the analytical precision of Cu, Mo, Zn and Ag was evaluated.   The precision of the Inspectorate assays was found to be poorer than acceptable so they were rejected for use as check assays (Figure 12-3).

Figure 12-3: Cu in Check Samples - Inspectorate vs. Inspectorate

The author emphasizes that the objective of the external verification program is to increase confidence in the accuracy of the primary laboratory; therefore, the selection of a referee laboratory with good precision and accuracy is crucial. Furthermore, the analytical methods of the secondary laboratory should be as similar as possible to the methods used by the primary laboratory. Finally, the check sample batches should include controls as pulp duplicates, CRMs and pulp blanks, meant to assess analytical precision, analytical accuracy and assay contamination at the secondary laboratory.

12.1.3              SITE VISIT

As part of updating the resource model, as requested by Hudbay, AMEC Senior Geologists Waldo Arias, Rosario Basurto and Angelica Torres made a site visit to the core shack in the district of Saylla, province of Cusco from April 04th to April 08th, 2011. While on site, AMEC and the Hudbay geologists reviewed drill core at the core shack in order to evaluate the consistency of the core logging. Nineteen drill holes were reviewed to understand the lithology, alteration and the mineralization domains; and ten drill cores were reviewed to identify the rock quality and various geotechnical issues for the pit design. This job also covers the review of metallurgical sampling in order to make recommendations for a work program to bring the existing database and implementations up to industry best practices where necessary.

12.1.4              CORE REVIEW

Average core recovery was 95.9% (Figure 12-4) with the vast majority of recoveries greater than 90%.  To ensure there were no issues with recovery within mineralised zones, this was checked also (Figure 12-5); average core recovery in mineralised zones was 96.3%, with a large majority of recoveries greater than 90%.

Figure 12-4:  Core Recovery

Figure 12-5: Core Recovery Distribution in Mineralised Samples

12.2                        PAMPACANCHA

12.2.1              QUALITY ASSURANCE / QUALITY CONTROL

Hudbay submitted a total of 15,932 samples from 110 drill holes to SGS’s laboratory for analysis. In addition to these samples, 471 blanks, 336 reference standards and 486 duplicates were submitted.

The author’s opinion is that the data verification is adequate for the purposes used in this Technical Report.

Blanks

A total of 471 blank non-mineralized quartz samples were submitted by Hudbay to test for cross-contamination from sample to sample during crushing and pulp separation. These samples yielded copper values between 0.00 and 10 ppm; gold values between 0.00 to 5 ppb; silver values between 0.00 and 0.5 ppm; zinc values between 0.00 and 10 ppm and molybdenum values between 0.00 and 5 ppm.

Standards

The reference standards certified by Acmelabs were assayed by SGS. Of the 336 copper standards submitted for assaying, 124 of the assays fell outside the lower standard deviation indicating possible subestimation of copper content, as shown in Figures 12-6 to 12-8. Only one sample returned a value above the upper standard deviation limits.

The gold standards assayed at SGS showed a good comparison (Figures 12-9 to 12-11) for standards STD-020 and STD-030 with only one returned value outside the upper standard deviation limits.  Standard STD-010 assayed mainly above the expected value, with 12 values assaying above the upper standard deviation limit and one value below the lower standard deviation limit.

Figure 12-6: Reference Materials for Pampacancha Drilling — Copper Standard-010

Figure 12-7: Reference Materials for Pampacancha Drilling — Copper Standard-020

Figure 12-8: Reference Materials for Pampacancha Drilling — Copper Standard-020

Figure 12-9: Reference Materials for Pampacancha Drilling — Gold Standard-010

Figure 12-10: Reference Materials for Pampacancha Drilling — Gold Standard-020

Figure 12-11: Reference Materials for Pampacancha Drilling — Gold Standard-030

Check Assaying

Despite having no duplicates’ pulps check assayed in another laboratory, the geologist routinely inserted duplicate core samples to check the homogeneity of the mineralization and sampling precision. In total, 453 duplicated were inserted, approximately every 30 samples. Figures 12-12 through 12-16 display a comparison of the original copper, gold, silver, zinc and molybdenum assays and the duplicate assays.  The comparison shows good correlation of 0.94 for copper, 0.89 for molybdenum and 0.75 for silver and low correlation of 0.17 for gold and 0.45 for zinc.

The copper and silver shows dispersion on duplicates core samples over the 1,000 ppm and 8 ppm, respectively. The poor correlation for gold and zinc is based on a few outlier samples and once removed the relationship greatly improves. The poor correlation may be a result of the variable nature of the gold and zinc mineralization. Further check assaying of the gold and zinc values should be completed for future drill programs.

Figure 12-12: Comparison of Original Assay and Duplicate Analysis by Copper

Figure 12-13: Comparison of Original Assay and Duplicate Analysis by Gold

Figure 12-14: Comparison of Original Assay and Duplicate Analysis by Silver

Figure 12-15: Comparison of Original Assay and Duplicate Analysis by Zinc

Figure 12-16: Comparison of Original Assay and Duplicate Analysis by Molybdenum

12.2.2              SITE VISIT

Arnaldo Zamorano, a Hudbay resource geologist from the Santiago office visited the Pampacancha deposit between November 08 to 11, 2011 to conduct a personal site inspection and become familiar with conditions on the property, to observe the geology and mineralization and verify the work completed on the property as part of the mineral resource estimation and technical report process.

12.2.3              CORE REVIEW

Visits to the core facility at the Constancia camp site were conducted for core review and verification of mineralization.

12.2.4              DRILLING DATABASE

An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by Hudbay. The validation included 100% of the assay values from the Pampacancha drilling. No significant discrepancies existed within the database and it is believed to be accurate and suitable for mineral resource estimation.

13.0                       MINERAL PROCESSING AND METALLURGICAL TESTING

13.1                        SAMPLES

The grade, geography, spatial location, lithology, alterations and copper mineralization were considered in all stages of sample selection.  Consequently, the samples used for Constancia development are considered to be representative of that ore to the feasibility study level of detail, whereas the samples used for Pampacancha are considered to be representative of that deposit domain to the pre-feasibility study level of detail.  No major ore types have been identified that have not been sampled and tested.

13.2                        CONSTANCIA

The following provides a summary of the Constancia metallurgical testwork.  Details were reported previously in the following report:
Norsemont Mining Inc. CONSTANCIA COPPER PROJECT Definitive Feasibility Study Technical Report NI 43-101 Revision 0 28 September 2009

13.2.1              CONSTANCIA METALLURGICAL PHASE I

Constancia Metallurgical Phase I was carried out during 2007 by Plenge Laboratories in Lima and flotation variability tests by SGS in Canada. Sample sets selected for metallurgical testing were fresh quarter core samples collected from diamond drill holes drilled during 2006.

Three master composites were produced, denominated Hypogene (HY), Supergene (SG) and Skarn (SK) composites.

The flotation program consisted of collector rougher evaluation (A-5100, A-7518, A-3418, A-3894, A-3302, A-404, Z-6) with Z-14 as a secondary collector, primary grinding evaluation (76, 106, 150, 212 and 250 µm), rougher pH evaluation (neutral, 9, 10 and 11) and regrinding size evaluation (127, 76, 37 and 20 µm). Evaluation of sodium cyanide in the cleaner circuit to depress pyrite and locked cycle test for optimal conditions were also performed. For composite SK rougher pH was not evaluated (was considered pH 9)

13.2.2              CONSTANCIA METALLURGICAL PHASE II

Constancia Metallurgical Phase II flotation testwork was carried out during 2008 by Plenge Laboratories in Lima, comminution tests and mineralogical analysis through SGS Chile and flotation variability tests by SGS in Canada.

Three master composites were produced, denominated Hypogene (PHY), Supergene (PSG) and Skarn (PSK) composites.

The flotation program consisted of collector rougher evaluation (A-3302, A-3477) with Z-14 as the secondary collector, primary grinding evaluation (76, 106, 125, 212 and 250 µm), rougher pH evaluation (neutral and 9) and regrinding size evaluation (43, 35, 27 and 18 µm). Evaluation of sodium cyanide, zinc sulfate and bisulfite in the cleaner circuit to depress pyrite and finally locked cycle test for optimal conditions were also performed. Additionally, for composite PHY, the froth skimming rate and molybdenum collector (Diesel) was also evaluated. For composite PSK, zinc sulfate and bisulfite in the rougher circuit to depress pyrite were also tested.

For comminution testwork, Bond rod mill work index tests reported values in the range from 10.9 to 14.3 kWh/t and Bond ball mill work index tests reported values in the range from 11.2 to 15.8 kWh/t which means that the orebody is a medium hard material. SAG power index tests reported values in the range from 39.8 to 75.2 min, Minnovex crushability index tests reported values in the range from 15 to 29, Bond abrasion index tests reported values in the range from 0.09 to 0.17 g, which means that the orebody is a moderately abrasive material, and specific gravity reported values in the range from 2.75 to 3.66.

13.2.3              CONSTANCIA METALLURGICAL PHASE III

The Norsemont definitive feasibility study metallurgical test program was designed to provide process parameters that could be used in the design of the Constancia plant. 13 supergene (SG) samples, 9 skarn — medium zinc samples, 4 skarn — high zinc samples, 19 hypogene (HY) samples and 6 mixed samples were tested. All the tests were performed at SGS Chile.

Mineralogy from each variability sample was determined. The average main copper mineral distribution for the supergene samples indicated that 63% of the copper present was chalcopyrite, with chalcocite (23%), bornite (10%) and covellite (2%) making up the majority of the remainder.  For the hypogene samples copper was present predominantly as chalcopyrite, representing approximately 90% of the sample. Minor copper minerals included chalcocite (8%) and bornite (2%).  For the combined skarn samples, copper was present predominantly as chalcopyrite, representing approximately 90% of the sample.  Minor copper minerals included chalcocite (7%) and bornite (3%).

In comminution testing, SG was classified as the least competent ore type at Constancia with an 80th percentile DWi of 3.7 kWh/m3. In terms of ore hardness for ball milling, SG was in the middle of the range with an 80th percentile BWiof 13.1 kWh/t. The average abrasion index for SG ore samples was in the medium range at Ai = 0.1146 g. HY was classified as the most competent ore type at Constancia with an 80th percentile DWi of 7.5 kWh/m3. In terms of ore hardness for ball milling, HG was also the hardest with an 80th percentile BWiof 16.3 kWh/t. The average abrasion index for HG samples was also the highest, Ai = 0.1863 g. There were eight (8) comminution samples representing soft skarn and three (3) representing hard skarn. Soft skarn was classified as the least competent ore type at Constancia with an 80th percentile DWi of 3.8 kWh/m3. In terms of ore hardness for ball milling, skarn was the softest with an 80th percentile BWi of 10.6 kWh/t. Hard skarn was classified as moderately competent with an 80th percentile DWi of around 6.0 - 7.5 kWh/m3. In terms of ore hardness for ball milling, hard skarn was classified as slightly harder than soft skarn with an 80th percentile BWiof around 11.6 kWh/t. The average abrasion index for skarn samples was also the lowest, Ai = 0.0659 g.

Composite flotation test work was undertaken to determine the optimum operating conditions for being treated in the processing plant. The test program involved determination of lime addition to achieve a range of pH values, the optimum primary cyclone overflow size (d80), frother and collector type, pH and rougher flotation residence time. These optimum conditions were then used to generate rougher concentrate for cleaner evaluation tests. Once both rougher and cleaner conditions were determined, locked cycle tests were conducted to indicate plant performance.

For SG, composite conditions were a primary grind d80 of 106 µm, using 30 g/t collector at pH 10.0 with 10 minutes for flotation rougher residence time and three stages of cleaning with a regrind d80 of 37 µm at pH 11.5. The locked cycle test results indicate that when treating predominantly supergene ore through the concentrator, a concentrate grade of 29.6% Cu can be achieved with a copper recovery of 86% and a molybdenum recovery of 53%. A recovery of 71% of the zinc to the cleaner concentrate would also occur without a depression strategy but the concentrate would still be saleable without the need for depression. Variability test for individual SG samples were performed using the primary grinding and rougher flotation conditions of the locked cycle test. Significant variation was seen in both copper and molybdenum feed grades. This variation exhibited itself in a widely fluctuating rougher concentrate grade, with rougher recoveries being more robust. The average copper recovery was 89% (standard deviation = 8%), with an average molybdenum recovery of 75% (standard deviation = 11%).

For the HY composite, conditions were a primary grind d80 of 75 µm, using collector 30 g/t at pH 10.0 with 10 minutes for flotation rougher residence time and three stages of cleaning with a time regrind of 8 minutes atpH 11.5. The locked cycle test results indicate that when treating predominantly hypogene ore through the concentrator, a concentrate grade of 23.4% Cu can be achieved with a copper recovery of 88% and a molybdenum recovery of 75.4%. Variability test for individual HY samples were performed using the primary grinding and rougher flotation conditions of the locked cycle test. Significant variation was seen in both copper and molybdenum feed grades. The average copper recovery was 90% (standard deviation = 9%), with an average molybdenum recovery of 83% (standard deviation = 8%). Grinding to 75 µm produced a 7% increase in rougher copper recovery and an 11% increase in rougher molybdenum recovery with a lower percentage variation in results.

For medium-zinc skarn, composite conditions were a primary grind d80 of 106 µm, using collector 30 g/t at pH 10.0 with 10 minutes for flotation rougher residence time and three stages of cleaning with a time regrind of 4 minutes at pH 11 and 11.5. The locked cycle test results indicate that when treating predominantly medium-zinc skarn ore through the concentrator with no depressant use, a concentrate grade of 22.8% Cu can be achieved with a copper recovery of 90% and a molybdenum recovery of 56%. It was expected that with the use of zinc depressants, copper concentrates of 26% copper, with less than 5% zinc will be achievable, at a copper recovery of approximately 85%.

For high-zinc skarn, composite conditions were a primary grind d80 of 106 µm, using collector 30 g/t at pH 9.0 with 10 minutes for flotation rougher residence time and three stages of cleaning with a time regrind of 4 minutes at pH 11. The locked cycle test results indicate that when treating predominantly high grade zinc skarn ore through the concentrator with no depressant use, a concentrate grade of 19% Cu can be achieved with a copper recovery of 86% and a molybdenum recovery of 33%. It was expected that with the use of zinc depressants, copper concentrates of 28% copper, with less than 5% zinc will be achievable, at a copper recovery of approximately 65%.

GRDM Minproc elected not to perform any “skarn only” variability testing.

A pilot plant circuit was performed in SGS Chile. Column concentrate grades for copper and zinc and lead and molybdenum during the duration of the pilot plant campaign were as follows: copper grade varied between 24% Cu and 29% Cu; Zinc content in the concentrate varied from 4% to 5%; with lead grades varying 0.6% Pb to 1.0% Pb. During the pilot plant operation, samples of rougher concentrate were composited to allow IsaMill test grinds to be conducted. Samples of copper/molybdenum concentrate and tailings were settled to determine respective thickener requirements. All column concentrate samples were collected during the pilot plant campaign for filtration test. Typically this was concentrate with greater than 25% Cu and less than 0.15% Mo. These samples were then filtered in a Larox laboratory pressure filter. Copper/molybdedum concentrate produced in the pilot plant was transferred to SGS Chile laboratories to undertake a bench scale molybdenum rougher circuit evaluation. Tests were conducted with 10 g/t kerosene and several NaHS addition rates. A series of five first cleaner/cleaner scavenger tests were conducted for cleaner circuit evaluation but molybdenum grade recovery curve exhibited an inverted profile.  Subsequent modeling by GRDM was used to project the 55% Mo recovery and 40% Mo concentrate grade prediction.

13.2.4              IMPACT OF DELETERIOUS ELEMENTS

Constancia concentrates are not expected to be penalized for elements such as As, Cd, Sb or Bi.

However, there are substantial amounts of zinc, predominantly in skarn domains, that could produce high zinc copper concentrates that would be penalized by the smelter.

There are three strategies which will be considered to manage this phenomenon during operations:

1.              Very high grade zinc and medium or low grade copper ore will be sent to waste;

2.              High zinc and high copper ore will not be mixed with supergene ore at the mill, avoiding zinc activation and reducing zinc recovery; and

3.              Low grade zinc and high grade copper will be treated normally

The result is expected to be that Constancia will produce a commercial concentrate that may be subject to minor penalties for zinc.

13.3                        FLOTATION PRODUCTS STUDIES

The main products of the flotation process using Constancia conditions copper concentrate and total tailings (a mix of rougher tailings and cleaner scavenger) were tested for thickening, filtration, and tailings transport.

Two studies were performed by Ausenco Brazil and Pocock EEUU. For the first stage of this study, a composite formed with archived Constancia ore samples (12% SG, 21% SK and 67% HY) was used to generate the main products using a locked cycle test with Constancia flotation conditions. The tailings products were sent to Ausenco PSI Canada for a tailings transport study and the copper concentrate was sent to Pocock for thickening and a filtration study.

For the second stage of this study, two composites formed with remaining Constancia ore samples and were used to generate a tailings product (a mix of rougher tailings and cleaner tailings) using an open cycle test with Constancia flotation conditions. The tailings were sent to Ausenco PSI Canada for TMF study and to Pocock for thickening and a filtration study.

Results were used to confirm equipment selection by Ausenco.

Additionally, samples from locked a cycle test were generated and sent to Pocock (USA) and Ausenco (Brazil) for rheology studies.

13.4                        PAMPACANCHA PFS TESTWORK

Pampacancha is a resource that was delineated during the Constancia feasibility study phase, and its development is only at the pre-feasibility study phase.

The principal development philosophy was to assume that the Constancia plant, process and reagents would be used to treat Pampacancha ore.  However, the mineralization and rock types at Pampacancha were found to be different to those at Constancia and consequently it may be necessary to develop a different regime for this domain.

13.4.1              PHASE 1

Preliminary metallurgical tests on Pampacancha samples were performed by SGS in 2012. The objective of Phase 1 testwork was to provide comminution and flotation design information for the Pampacancha resource. Phase 1 included mineralogical analysis through SGS Chile and comminution and flotation test by SGS Perú. Phase 1 involved head assay, specific gravity, natural pH determination, preliminary rougher flotation reagent screening and pH on flotation performance. Locked cycle tests were conducted using the standard Constancia regime and some attempts at optimization.

The core samples selected for Pampacancha metallurgical testwork were fresh quarter core samples collected from diamond drill holes drilled from 2008 to 2011. Samples with Skarn lithology and Hypogene lithology were considered representative for the Pampacancha deposit. There was some concern about the age of the samples as oxidation of the samples may impact flotation results. Three master composites for comminution testing and two additional master composites for flotation testing were produced.

Comminution

Preliminary comminution test, SAG Power Index (SPI), Abrasion Index (Ai) and Bond Ball Work Index (BWi), were conducted by SGS Peru, results are shown in Table 13-1.

Table 13-1: Phase 1: Comminution Results

Comminution Parameters	Unit	Value
SAG Power Index Range	Min	59.3 - 93.6
Bond Abrasion Index Range	g	0.0772 – 0.1160
Bond Ball Work Index Range	kW-h/t	12.1 – 13.0

Locked Cycle Test

Revised conditions for two composites were a primary grind P80 of 106 µm, using a collector dosage of 30 g/t A-3302 and 10 g/t A-404 at a pH of 9.5 with rougher flotation time of 10 min, a regrind P80 of 25 µm and three stages of cleaning at a pH of 11.

Locked cycle test results are shown in Table 13-2, a concentrate grade from 19.6 to 21.6% Cu with a recovery from 78.6 to 79.2% Cu were achieved.

Table 13-2: Phase 1: Locked Cycle Test Results — Revised Conditions

	Grade					Recovery
Composite	Cu, %	Fe, %	Au, g/t	Ag, g/t	S, %	Cu, %	Fe, %	Au, %	Ag, %	S, %
PMC01	19.6	25.4	9.95	174	22.7	78.6	2.36	61	61.6	56
PMC02	21.6	24.4	18.1	207	25	79.2	2.85	72.6	68.4	60.6

Constancia project conditions for two composites were a primary grind P80 of 106 µm, using a single collector dosage of 30 g/t A-3302 at a pH of 10 with rougher flotation time of 10 min, a regrind P80 of 25 µm and three stages of cleaning at a pH of 11.5. Results are shown in (Table 13-3).

Table 13-3:  Phase 1: Locked Cycle Test Results — Constancia Project Conditions

	Grade					Recovery
Composite	Cu, %	Fe, %	Au, g/t	Ag, g/t	S, %	Cu, %	Fe, %	Au, %	Ag, %	S, %
PMC01	26.6	26.9	13.3	223	26.1	77.5	2.01	59.6	61.6	47.1
PMC02	21.9	22.3	21.9	203	23	79.9	2.58	76.7	62.9	53.2

Flotation Variability Test

Using the optimal rougher conditions, fifteen samples were floated to determine the effect of the variability on rougher flotation. The head grades were in the range from 0.36 to 1.89% Cu. The variability flotation test was a kinetic flotation for several times (0, 1, 2, 4, 8, 12 and 18 min). The results of the variability test are shown in (Table 13-4).

In the Phase 1 variability test, rougher concentrate recoveries were in the range from 81.2 to 93.5% Cu, 7.85 to 21.1% Fe, 75.8 to 93% Au and 65.9 to 88.4% Ag.

Table 13-4:  Phase 1: Rougher Variability Testing Results

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
ID Sample	Cu %	Au g/t	Ag g/t	Fe %	Cu %	Au g/t	Ag g/t	Fe %	Cu %	Au g/t	Ag g/t	Fe %	Pull %
PMS-01	1.19	0.53	4.40	35.7	5.91	2.71	19.7	26.8	84.7	86.7	76.7	12.8	17.1
PMS-03	0.68	0.25	3.92	11.3	2.96	1.13	14.1	11.8	88.2	90.2	72.7	21.1	20.1
PMS-04	0.88	0.33	8.91	33.7	3.71	1.37	34.3	25.6	91.1	88.3	83.2	16.4	21.6
PMS-05	0.49	0.42	8.20	12.8	2.13	1.73	33.0	11.2	90.1	84.8	83.5	18.2	20.7
PMS-06	0.72	1.03	7.93	35.6	4.07	6.03	40.7	26.3	89.8	93.0	81.3	11.7	15.8
PMS-07	1.05	0.22	6.23	39.0	4.44	0.83	22.0	29.5	88.0	78.1	73.7	15.7	20.8
PMS-08	1.89	0.89	6.20	41.4	9.38	4.05	23.9	30.5	90.9	83.2	70.7	13.5	18.3
PMS-09	0.93	0.34	2.65	48.6	7.18	2.42	15.0	32.9	89.5	81.7	65.9	7.85	11.6
PMS-10	0.93	0.30	13.1	36.1	5.56	1.49	70.5	28.1	92.4	76.5	83.4	12.1	15.5
PMS-11	0.36	0.26	2.98	12.2	1.58	1.10	10.9	10.6	81.2	77.5	68.3	16.3	18.7
PMS-13	0.83	1.10	21.2	21.8	3.42	4.71	83.0	19.4	89.6	92.8	85.2	19.4	21.7
PMS-15	0.62	0.57	9.26	17.4	2.48	2.29	35.3	15.5	86.0	86.2	81.6	19.1	21.4
PMS-16	0.84	0.42	4.36	32.0	4.64	2.19	20.5	20.8	93.5	88.2	80.0	11.0	17.0
PMS-17	0.92	0.39	6.47	24.0	3.63	1.35	20.5	21.6	87.3	75.8	70.0	19.9	22.1
PMS-18	0.72	0.46	5.29	17.9	3.37	1.98	23.8	15.4	91.2	84.6	88.4	16.9	19.6

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
ID Sample	Cu %	Au g/t	Ag g/t	Fe %	Cu %	Au g/t	Ag g/t	Fe %	Cu %	Au g/t	Ag g/t	Fe %	Pull %
Average	0.87	0.50	7.40	28.0	4.30	2.36	31.2	21.7	88.9	84.5	77.6	15.5	18.8

Mineralogy

QemSCAN, analysis type PMA, was conducted on the Locked Cycle Test (LCT) head stream for the two composites to determine the mineral assemblage. The copper occurrence for PMC01 was mainly chalcopyrite (70.1%), bornite (27.9%) and chalcocite (1.06%). For PMC02, copper occurrence was mainly chalcopyrite (73.1%), bornite (22.0%) and enargite - tennantite (2.27%). Table13-5 reports QemSCAN modal analysis results.

Table 13-5: Phase 1: Mineralogical analysis (Mineral Mass %)

Minerals	PMC-01	PMC-02
Chalcopyrite	11.20	10.29
Chalcocite/Covellite	0.23	0.48
Bornite	2.81	1.98
Enargite/Tennantite	0.11	0.29
Pyrite	4.66	3.64
Pyrrhotite	0.16	0.08
Molybdenite	0.03	0.69
Sphalerite	1.23	1.41
Galena	0.35	0.45

Minerals	PMC-01	PMC-02
Quartz	9.75	13.32
Plagioclase	0.73	1.00
K-Feldspar	3.39	3.91
Biotite	4.61	2.99
Amphibole	3.11	4.24
Pyroxene	1.39	1.26
Tourmaline	0.88	1.15
Other Silicates	0.09	0.08
Muscovite/Sericite	0.86	1.32
Chlorite	10.31	5.04
Albite	0.06	0.23
Epidote	0.16	0.19
Clays	0.26	0.59
Calcite	15.75	16.24
Ankerite	6.64	10.59
Anhydrite/Gypsum	1.74	1.51
Rutile	0.13	0.21

Minerals	PMC-01	PMC-02
Ilmenite	0.01	0.02
Fe Oxides	18.88	15.20
Sphene	0.07	0.07
Siderite	0.08	1.19
Apatite	0.23	0.21
Others	0.11	0.13
Total	100.00	100.00

13.4.2              PHASE 2

During 2012, SGS Laboratory in Lima, Peru conducted a test program using drill core rejects from the 2011 program. The main objective of Phase 2 was to obtain the metallurgical response of mineralized material from the Pampacancha deposit to Constancia project flotation conditions. Phase 2 involved head assay, specific gravity, natural pH determination, a locked cycle test to approximate plant metallurgical results and variability flotation test on Constancia flotation conditions.

Samples with Skarn lithology and Hypogene lithology were considered representative for the Pampacancha deposit. Three master composites were produced and designated for each sector in the Pampacancha deposit.

Locked Cycle Test

Constancia project flotation conditions for locked cycle tests are shown in Table 13-6.

Table 13-6: Locked Cycle Test Conditions

	Reagents, g/t			Grind	Time, min
Stage	CaO	A-3302	AF-65	P80, µm	Cond.	Flot.	pH
Grinding	Req	15		106
Conditioning	Req	15	Req				10
Rougher						10
Regrinding				25	2
Cleaner 1	Req					4	11.5
Conditioning
Scavenger						8	11.5
Cleaner 2	Req					3	11.5
Cleaner 3	Req					3	11.5

Locked cycle test results are shown in Table 13-7. A concentrate grade from to 14.9 to 25.3% Cu with a recovery from 67.8 to 80.6% Cu was achieved.

Table 13-7: Phase 2: Locked Cycle Test Results

	Grade				Recovery
Composite	Cu, %	Fe, %	Au, g/t	Ag, g/t	Cu, %	Fe, %	Au, %	Ag, %
PMC-03	21.1	22.4	9.7	188.5	76.3	2.2	62.2	63.1
PMC-04	25.3	24.7	11.3	151.1	67.8	1.7	53.8	56.5
PMC-05	14.9	21.1	6.7	165.8	80.6	2.4	61.3	70.3

Flotation Variability Test

A variability test was performed under Constancia project flotation conditions on 30 variability samples with Skarn lithology and Hypogene zone, which were floated to determine the effect of the variability on rougher flotation. The head grades were in the range from 0.21 to 1.29% Cu. The variability flotation test was a kinetic flotation for several times (0, 1, 2, 4, 8, 12 and 18 min).

The results of the variability test including, cumulative recovery and grade until flotation completion (18 min), are shown in Table 13-8. Rougher concentrate recoveries were in the range from 75.3 to 95.7% Cu, 8.6 to 36.5% Fe, 54.7 to 91.8% Au and 54.1 to 95.1% Ag.

Table 13-8: Phase 2: Rougher Variability Testing Results

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
Samples	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au %	Ag %	Pull %
PRS-01	0.31	19.9	0.13	0.76	1.37	12.2	0.56	2.54	90.0	12.5	89.8	68.3	20.3
PRS-02	1.26	42.6	0.55	6.81	5.47	26.7	2.27	28.3	90.0	13.0	85.1	86.3	20.8
PRS-03	0.43	32.1	0.14	6.58	1.78	22.0	0.55	23.0	89.9	14.8	82.9	75.3	21.5
PRS-04	1.30	33.3	0.62	6.80	4.45	28.4	1.63	19.9	90.3	22.4	69.0	77.1	26.3
PRS-07	0.31	28.1	0.13	1.85	1.03	20.2	0.43	5.67	86.9	18.5	84.2	79.1	25.8
PRS-11	0.22	3.76	0.11	2.79	0.55	3.96	0.23	6.18	87.6	36.5	74.3	76.6	34.7
PRS-12	0.60	26.9	0.26	3.73	1.92	20.2	0.81	11.2	85.2	19.8	82.1	79.1	26.4
PRS-15	0.38	13.4	0.12	1.51	1.38	11.5	0.43	5.30	86.6	20.7	88.2	84.4	24.0
PRS-16	0.46	30.2	0.17	3.36	2.25	21.3	0.84	15.4	89.8	13.0	91.8	84.7	18.5
PRS-18	0.39	24.8	0.34	10.5	1.20	20.1	0.90	28.7	84.2	22.0	72.7	74.4	27.2

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
Samples	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au %	Ag %	Pull %
PRS-19	1.24	41.1	0.63	11.2	4.90	32.8	2.12	41.2	85.5	17.3	72.8	79.9	21.7
PRS-20	1.00	21.1	0.69	29.0	2.62	18.4	1.59	71.5	88.7	29.3	77.6	83.0	33.7
PRS-21	0.64	25.2	0.19	5.02	2.05	17.5	0.59	14.7	88.7	19.3	84.1	81.1	27.8
PRS-22	0.35	41.2	0.19	5.23	1.51	29.9	0.80	18.6	89.2	14.8	86.9	72.3	20.3
PRS-23	0.33	14.3	0.26	5.13	0.97	12.1	0.68	13.4	83.8	24.5	74.8	75.5	28.9
PRS-24	0.27	11.5	0.21	5.65	0.73	12.4	0.47	9.24	90.2	35.6	73.6	54.1	33.1
PRS-27	0.37	15.5	0.16	2.38	1.02	12.3	0.40	6.25	84.5	24.7	80.5	81.5	31.0
PRS-30	0.60	43.0	0.18	2.90	2.86	29.7	0.78	10.4	90.6	13.1	83.1	68.1	18.9
PRS-31	0.64	18.2	0.17	6.14	1.78	15.4	0.47	15.5	93.2	28.3	89.3	84.6	33.5

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
Samples	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au %	Ag %	Pull %
PRS-32	1.08	39.6	0.42	5.01	3.82	29.6	1.24	16.1	75.3	16.0	63.6	68.9	21.4
PRS-34	0.46	13.2	0.60	9.84	1.45	11.3	1.60	29.8	89.7	24.4	75.8	86.5	28.6
PRS-35	0.44	7.55	0.62	23.5	1.77	8.61	2.59	90.7	82.0	23.4	85.9	79.0	20.5
PRS-36	0.65	15.1	0.098	14.4	2.17	14.0	0.31	47.9	95.7	26.6	89.1	95.1	28.7
PRS-37	0.48	28.8	0.31	6.59	2.46	19.2	1.41	32.2	84.9	10.9	75.5	80.4	16.5
PRS-39	0.52	16.7	0.16	13.1	2.19	18.9	0.52	52.3	92.1	24.8	69.9	87.8	22.0
PRS-40	0.49	31.9	0.13	2.61	2.45	21.2	0.61	10.5	88.3	11.8	84.1	71.6	17.8
PRS-42	0.50	22.2	0.19	11.3	1.68	16.9	0.52	35.7	84.9	19.0	67.5	78.9	25.0
PRS-43	0.37	14.5	0.16	6.42	1.26	11.9	0.48	21.6	88.7	21.6	81.5	88.3	26.2
PRS-46	0.80	40.1	0.32	6.33	4.04	24.0	1.61	31.4	91.8	10.8	90.5	89.6	18.1

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
Samples	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au g/t	Ag g/t	Cu %	Fe %	Au %	Ag %	Pull %
PRS-49	0.45	29.3	0.17	6.35	2.75	16.7	0.61	34.4	92.9	8.56	54.7	81.5	15.1

13.4.3              CONCLUSION

The Phase 1 locked cycle test with revised conditions yielded a final concentrate grade at 95 per cent confidence level of 19.6 ± 2.7% Cu for PMC01 and 21.6 ± 1.8% Cu for PMC02 with a recovery of 78.6 ± 0.5% Cu for PMC01 and 79.2 ± 2.2% Cu for PMC02 at the same level confidence. On the other hand, locked cycle test with Constancia project conditions yielded a final concentrate grade at 95 per cent confidence level of 26.6 ± 0.7% Cu for PMC01 and 21.9 ± 0.8% Cu for PMC02 with a recovery of 77.5 ± 0.9% Cu for PMC01 and 79.9 ± 2.7% Cu for PMC02 at the same level confidence.

Phase 1 mineralogy copper sulphide (chalcopyrite, bornite, chalcocite, covellite, digenite) was found majority free and liberated in head of composite PMC01 (80.0%) and PMC02 (79.9%).

Phase 2 locked cycle test with revised conditions yielded a final concentrate grade at 95 per cent confidence level of 21.1 ± 1.7% Cu for PMC03, 25.3 ± 0.9% Cu for PMC04 and 14.9 ± 4.4% Cu for PMC05 with a recovery of 76.3 ± 0.9% Cu for PMC03, 67.8 ± 2.8% Cu for PMC04 and 80.6 ± 1.9% Cu for PMC05 at the same level confidence.

13.4.4              DISCUSSION

In Phase 1 locked cycle testing with revised conditions, the copper grade for composite PMC02 was below industry commercial copper grade. Chemical characterization of the cleaner concentrate reported values that may be close to penalty levels for As (0.26%), Sb (0.19%), and Pb (1.5%). In locked cycle testing with Constancia project conditions, copper grade for composite PMC02 was below commercial copper grade.  Chemical characterization of the cleaner concentrate reported values that may be close to penalty levels for As (0.25%), Sb (0.19%), and Pb (1.02%). Lime consumption was from 865 to 1,245 g/t.

In Phase 2 locked cycle test with Constancia conditions, the copper grade for composite PMC03 and PMC05 was below commercial copper grade. Chemical characterization for cleaner concentrate reported values that might be close to penalty levels for Sb (0.15%) and Zn (3.48%) for PMC03 and Zn (3.33%) for PMC04. Lime consumption was from 1,595 to 2,053 g/t.

The low concentrate grades from the locked cycle tests, and the low recoveries in cleaning are accompanied with low sulphur grades in the concentrates.  Preliminary mineralogy suggests that this may be due to small copper sulphide inclusions in hard silicates.  QemSCAN mineralogy showed that over 90% of the copper sulphides were moderately liberated or better, which was also evident in the rougher flotation variability testwork.  However, 10 to 16% of the copper sulphides were associated with silicates and so this may explain the difficulty in getting adequate cleaning recovery and final concentrate grade in the locked cycle testwork.

13.4.5              RECOMMENDATIONS

In Phase 1, average rougher concentrate recoveries of 88.9% Cu, and 77.6% Ag were obtained in the variability tests. Therefore, it is recommended that recoveries of 85% Cu and 65% Ag be used for pre-feasibility study level projections, assuming typical losses in cleaning.  The locked cycle testing had much higher losses in cleaning, but it is assumed at this stage that further investigation will resolve this issue.

While the concentrate in the locked cycle tests had low copper grades, they were not diluted by pyrite, lead, zinc or other metals that are typically difficult to remove in cleaning.  Therefore it is assumed that the silicate dilution of concentrate will be resolved in the next round of testwork. As a result, 25 to 28% Cu concentrate is assumed for the pre-feasibility study purposes.

It is planned to treat the Pampacancha resource in the Constancia plant, blending it with Constancia ores.  It is recommended that further testwork be conducted on mining blends of these two ore types to ensure that they do not adversely affect each other.  On the other hand, this also may be an opportunity as they may produce better results than either ore type by itself.

As with Constancia supergene ore, the minor chalcocite-diginite components in Pampacancha feed are expected to activate sphalerite in the high zinc Constancia ore type, so the two should be kept separate. Current mine planning will allow for segregation of the high zinc Constancia ore should separate treatment prove to be necessary.

A further test program for the Pampacancha deposit should be developed based on samples collected from fresh drill cores in order to verify metallurgical parameters from comminution, flotation, mineralogical and settling testwork.

The next phase should use fresh drill cuttings to avoid sample oxidation from impacting flotation recovery.  Confirmation of the comminution results is also required, in case oxidation may have weakened the samples.

Further testwork on comminution should include JK Drop Weight Tests, SMC testing and a repeat of Bond work index and abrasion indexes to confirm the assumptions made at this stage.

Detailed diagnostic mineralogy is required on rougher concentrates, final concentrate and cleaner scavenger tailings samples in order to target regime changes to improve cleaner recovery and final concentrate grades.

14.0                        MINERAL RESOURCE ESTIMATES

Mineral resources contained herein pertain specifically to the Constancia and Pampacancha deposits.

There are no known factors that could materially affect the mineral resource estimates.  In general, these factors include but are not limited to, environmental, permitting, legal, marketing, political, economic or other factors.

In the case of the Constancia deposit, most of these factors are well understood and have been described in other sections of this report.

In the case of the Pampacancha deposit, the surface rights are not yet purchased, though there are allowances in the capital cost estimate to do so at market rates. In addition, the extraction of minerals from Pampacancha will require an EISA modification which is currently being planned.

14.1                        CONSTANCIA

The Constancia mineral resources estimate completed by AMEC effective August 23, 2011 and subsequently reviewed and approved by the author (the QP Cashel Meagher, Principal Geologist, Hudbay’s Vice-President South America Business Unit), represents an update to the previous estimate (GRD Minproc, DFS 2009), and uses updated modelling methods and parameters.

14.1.1              MODEL AND COMPOSITE SETUP

The  current  model  extends  2.5  km  east—west  by  2.0  km  north—south  by  0.9  km vertically. Orthogonal vertical sections are spaced at 50 m intervals and are oriented EW and NS.  The mine bench plans are at 15 m intervals.  Thirty-eight long-sections cover the length of the deposit from the south to the north end of the project.  Thirty-three cross-sections cover the width of the deposit. UTM coordinates based on the Provisional South America 1956 (PSAD56) datum were used for the collar survey that is the base for the Constancia resources block model.

Topographic Surface

The topographic surface, provided by Hudbay, was used to generate a new surface, at intervals of 10 m. This surface was used as the base to construct all the related topographic surfaces in MineSight®.

Resource Drilling

Three hundred eighty-four resource drill holes were loaded into MineSight® using the MineSight® CONCSA procedure, which requires inputs in ASCII format of the following files:  collar, survey, assays and lithology. The geology database used for the 2011 resource model was updated to include all drilling, comprising drill holes summarized in Table 14-1.

Assays for Cu, Mo, Ag, Au, Pb, Zn, CuSS, CuCN, Fe, S, Sb, Cd and As were available for modeling.

Table 14-1: Summary of Drill hole Names

DDH Name	# Holes	From	To	Description
CSXXX	1	CS001	––	Unknown
KAXXXX	7	KA001	KA007	Unknown
CG-XX-XX	10	CG-08-001	CG-08-010	Geotechnical Drilling
COXXX	16	CA008	CO022	Infill Diamond Drilling
CR-XX-XXX	54	CR-08-001	CR-08-054	Condemnation RC Drilling
CO-XX-XX	296	CO-05-001	CO-10-296	Infill Diamond Drilling

Note: CS and CO = Rio Tinto 2003 — 2004, KA = Mitsui 1990´s, CG - = Norsemont 2005 — 2010, CR - = Norsemont 2008, CO - = Norsemont 2005 — 2010.

Surface Mapping

Surface mapping was used to adjust the section interpretations. The compilation map was provided by Hudbay as DXF files and transferred to the MineSight® 3D and converted into 3D surface with the capability of being sliced in vertical sections. Dikes and other lithological contacts in sections and plans were reconciled against the outcrop mapping.  Mapped outcrops represent a very low percentage of all exposed area on the property due to overburden material. Figure 14-1 shows the geologic map for the deposit.

Figure 14-1: Constancia Compilation Geology Map

Composite Length

The composite length used in estimation was 7.5 m so that two composites would have a similar length to the 15 m high bench for the project. The down-hole composite was broken at interpreted mineralization boundaries.  A minimum of 3.75 m composite length was used for the EDA. Table 14-2 shows a comparison between the greater of 3.75 m length composites and the short-length composites. There is no significant number of short-length composites by lithology types.  The short-length composites by lithology represent <1.5% of composites and 0.7% of the total length.

Table 14-2: Comparison of Composite Lengths by Lithology Type

Lithology	Composites (Length>3.75 m)	Composites (Length <3.75 m)	% Difference
MMP (1)	7,519.74	43.30	0.57%
SS (2)	6,615.15	36.65	0.55%
SKN (3)	4,020.75	15.40	0.38%

Lithology	Composites (Length>3.75 m)	Composites (Length <3.75 m)	% Difference
MP1 (4)	81,568.49	634.82	0.77%
MP2 (5)	7,449.05	36.40	0.49%
QMP (6)	1,950.65	27.25	1.38%
Total	109,123.83	793.82	0.72%

A comparison of the composite length by mineralization type zones is shown in Table 14-3 that compares the composite between the greater of 3.75 m length composites and the short-length composites. There is no significant number of short-length composites by mineralization type zones.   The short-length composites by mineralization type zones represent <2.8% of composites and 0.7% of the total length.

Table 14-3: Comparison of Composites Lengths by Mineralization Type Zone

Mineralization Zone	Composites (Length>3.75 m)	Composites (Length <3.75 m)	% Difference
LX (1)	12,484.35	198.84	1.59%
OX (2)	904.90	24.55	2.71%
SG (3)	6,106.67	111.48	1.83%
MX (4)	1,768.80	41.7	2.36%
HY (5)	87,859.11	417.25	0.47%
Total	109,123.83	793.82	0.72%

Description of Composite Fields

Composite fields are listed in Table 14-4.  These codes are stored in the composite field LITMD and MINMD. The estimation domain code for each element is stored in a separate field as: DOMCU, DOMMO, DOMAG, DOMZN, DOMAU, etc.

Table 14-4: Composite Fields

Field Name	Description
DOMAU	Gold domain code
DOMCS	Soluble copper domain code
DOMCN	Cyanide copper domain code
DOMAS	Arsenic domain code
DOMS	Sulphur domain code
DOMFE	Iron domain code
DOMPB	Lead domain code
DOMSB	Antimony domain code
DOMCD	Cadmium domain code

Block Model Set Up

The block size in the MineSight® project is 10 m x 10 m x 15 m. Minimum and maximum coordinates in X, Y and Z are shown in Table 4-5. The block model contains 250 columns (X), 200 rows (Y), and 60 benches (Z). The block model is not rotated.

Table 14-5: Block Model Setup in MineSight® — Extent

	Minimum	Maximum	Block Size
Easting	200,500	203,000	10
Northing	8,399,000	8,401,000	10
Elevation	3,600	4,500	15

14.1.2              GEOLOGICAL MODEL

The current Constancia geological model interprets six lithology domains and five mineralization type zones in vertical sections and horizontal plan views as described in the following subsections.

Lithology Model

Interpretation of the lithology domains was based on exploration drill hole assay intervals. Lithology grouping was carried out to improve the continuity of the geology and grades. Where a minor lithology unit had insufficient data, minor units were grouped together into a major lithology group domain based on the grade similarity, and a new set of codes was used for the lithology group domains (Table 14-6).

Table 14-6: Summary of Lithology Group Coding

Lithology Group	Code	Description
SS	2	Sediments
SKN	3	Skarn
MP1	4	Monzonite Porphyry - Mineralized
MP2	5	Monzonite Porphyry - Post Mineralized
QMP	6	Quartz eyed MP

The following rock types were modeled as individual units.

·                  Monzonite Porphyry (MP1)

This unit outcrops as a large stock on the Constancia hill, extending west to San José. It hosts most of the porphyry-related mineralization. It is characterized by abundant (40-50%) plagioclase phenocrysts up to 3 mm long. Hornblende constitutes 5-7%, with elongated crystals up to 6 mm long. The matrix is pinkish, with smaller magnetite and orthoclase crystals. The upper parts of this stock are mostly leached, making its recognition difficult.

·                  Micro Monzonite Porphyry (MMP)

Characterized  by  a  fine-grained  texture  with  plagioclase  crystals  (60-70%)  up  to 2 mm long. Biotite (1-3%) and magnetite (<1%) are visible in the light gray matrix. Within this body, wide (1-7 mm), rounded alteration patches occur, simulating xenoliths.

This body outcrops as a stock in the south, but is more widespread west of the deposit, including the San José zone.  Some dykes of MMP have seen cutting the MP1 porphyry.

·                  Quartz Monzonite Porphyry (QMP)

This occurs mostly in the Constancia zone, as wide, NS to NNW trending dykes with dark, fine—grained chilled boundaries, misclassified sometimes as andesites in previous logging. The most distinctive characteristic is a small amount (1-2%) of quartz-eyes three to four millimeters wide. These dykes are up to 60 m wide, and, based on sections, most are vertical. There is no mineralization associated with the dykes.

·                  Monzonite Porphyry (MP2)

This dyke-like monzonite porphyry outcrops mostly to the west of Constancia, between the Constancia and San José zones. It is characterized by abundant (60-70%) plagioclase phenocrysts up to 4 mm long. The monzonite porphyry occurs as dykes up to 150 m wide, which strike north-south, possibly with a steep easterly dip.

·                  Skarn (SKN)

Skarn is volumetrically smaller, but grades are normally higher, and mineralization occurs at or near the surface. At the contact between the intrusives and limestones, magnetite ± garnet skarn develops, while the pyroxene—diopside (garnet—epidote) association is more common in calcareous sandstones and arkoses of the Chilloroya formation.

·                  Sedimentary (SS)

Sedimentary rocks of the Chilloroya formation consist of medium-grained sandstone with interbedded siltstone and mudstone. Sandstone is found throughout the site and is generally moderately to highly weathered near the ground surface, becoming less weathered at depth. At higher elevations, where topography is steeper, the sandstone tends to be less weathered.

a)             Summary of Total Length by Lithology Types

Table 14-7 provides a comparison of composites length and number of composites. These are tabulated by as logged (AL) lithology types.

Table 14-7: Comparison of Composites by As Logged Lithology Types (length >3.75 m)

Lithology Code	Length	No. Composites	% of Total Average	Average % Cu
MMP (1)	9,688.55	1,310	9%	0.117
SS (2)	6,417.15	864	6%	0.072
SKN (3)	4,623.64	620	4%	0.571
MP1 (4)	79,817.99	10,730	73%	0.250
MP2 (5)	6,769.60	910	6%	0.043
QMP (6)	1,806.90	243	2%	0.026
Total	109,123.83	14,677	100%	0.225

In  general,  the  distribution  of  composites  by  lithology  type  shows  that  the  major lithology unit lies on the MP1 with 73% of the total composite but, the highest mean copper grade lies on the skarn (SKN) unit which is volumetrically small.

b)             Interpretation Process

The lithology type model was built based on interpretation from three orthogonal sets of sections: two vertical sections, followed by bench plans for the MP1 unit. The other minor  lithology  units  were  built  based  on  the  interpretation  of  one  set  of  vertical sections, followed by bench plans. The initial sections were east-west and spaced 50 m apart (all lithology types).  This interpretation was then projected to a set of north-south vertical sections (MP1 only) also spaced 50 m apart. These two sets of sections were then re-interpreted in an iterative manner to balance the interpretation. The final pass of interpretation was completed through the 10 m benches at toe elevation.

The sections on which the interpretation was completed are:

·                  8399100N to 8400700N (33 sections at 50 m spacing).

·                  200750E to 202600E (38 sections at 50 m spacing).

·                  Bench plans 3600El to 4490El (90 plans at 10 m spacing).

c)              Lithology Model Verification

The bench interpretation resulted in a set of closed polygons, each representing a rock type as listed in Table 14-8.  These polygons were used to create a wire frame solid into the MineSight®, which contained the lithology type attributes needed to code composites and block models.

Codification of the block model from the lithology wireframes was verified by visual inspection of the blocks. Sections and plans were inspected visually to ensure that the wireframe solid process resulted in blocks being coded properly.  The method worked as desired on about 98% of the blocks. Where some no coded blocks occurred due to the conflict issues of the wireframe solid, a second pass of coding from bench polygons were applied, then block coding was seen to be consistent with the geologic interpretation.

A few drill hole intersections of MP2 and/or QMP units were, found to have copper grades in excess of 0.5%. This occurred at the contact between barren dikes and the porphyry — mineralized monzonite or the skarn bodies due to the problems with projection when the wireframe solids were built. Composite codes were manually corrected in these cases, changing the lithology code to the corresponding domain. Total of nine to twelve composite codes were changed to correct the projection issues.

d)             Lithology Back-Tagging Validation

Statistics were generated to verify tagging of composites versus the assignment of the -as logged|| lithology to composites which is summarized in Table 14-8.  In some cases the wireframe solids may have been slightly misinterpreted, causing misclassification.

Table 14-8: Lithology Code Back-tagging and As Logged Statistics (7.5 M Composites)

Lithology Code	Logged* (m)	Back-Tagged (m)	% Match
MMP (1)	9,688.55	7,519.74	78%
SS (2)	6,417.15	6,615.15	103%
SKN (3)	4,623.64	4,020.75	87%
MP1 (4)	79,817.99	81,568.49	102%

MP2 (5)	6,769.60	7,449.05	110%
QMP (6)	1,806.90	1,950.65	108%
Total	109,123.83	109,123.83	100%

As observed above, misclassifications through back tagging of composites from the geological model range from -10% for barren dike MP2 to 22% for micro porphyrytic Monzonite (MMP), both are un-mineralized units. Back-tagging improves miss-matches to 2% in the main mineralized monzonite porphyry (MP1).

The relatively high misclassification of SKN composites is likely caused by the small volumes and poor continuity of this unit and suggests that this unit is near the practical limit of resolution of the geologic model given the present drill spacing.  As a result, the interpretation of the SKN unit incorporates some foreign composites, since some minor units are included within the greater lithological domain. There are a significant number of faults logged with lithology code 11 in the original assay database which cannot be modeled as a specific lithology type which leads to some degree of misclassification. Core logging should be reviewed and focused on the faults zones so that the lithology types can be assigned to these intervals and the continuity of the fault zones improved to allow construction of a structural model.

Mineralization Zones

Leached, oxide, supergene enriched, mixed and hypogene mineralization types are observed at Constancia. Mineralization type zones were modeled to allow for the application of parameters for metallurgical recovery and mineralization type zone mine planning. Deterministic domains of leached, oxide, supergene, mixed and hypogene material were built in section and plan from the mineralization type codes in the drill hole file. A typical cross section is show in Figure 14-2.

Figure 14-2: Mineralization Zones EW Section

The mineralization type model is based on logged codes, which have been checked against the sequential leach copper assay values. The original mineralization type zone codes are summarized in Table 14-9, and numerical codes for later data analysis and grouping are also shown.

Table 14-9: Original mineralization type zone codes

Name	Code	Description
LX	1	Leached (includes soil, manganese or iron oxides)
OX	2	Copper Oxides
SG	3	Supergene
MX	4	Mixed
HY	5	Hypogene
NN	23	Unknown
NR	24	No recovery

The  Norsemont  drill  core  was  analyzed  for  total  copper  by  Inductively  Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES), and with a four acid digestion and  atomic adsorption spectroscopy (AAS)  when values  were  reported  above  the upper detection limit for ICP. Those samples that returned a total copper content of above 0.2% were sent for additional analysis via sequential copper leach — first, digestion by H2SO4 (Cu_SS, acid soluble or oxide copper), followed by digestion by NaCN (Cu_CN, cyanide soluble, typically chalcocite and bornite — secondary copper minerals), then finally digestion by HCl and HNO3 (Cu_R, residual copper, typically chalcopyrite).

The definition of the majority of the domains is based on the percentage of the sequential  copper  leach  compared  to  total  copper  content  as  summarized  in  Table 14-10.

Table 14-10:  Sequential Copper Range for Domaining

Mineralization Type	Copper Sequential
Oxide	CuSS >65%
Supergene	CuCN>50%
Mixed	CuSS>25% and 25%<CuCN<50%
Transition	25%<CuCN<50% and CuR>60%
Hypogene	CuR>80%

The Mixed and Transition domains may contain zones of intermittent Oxide-Supergene or Supergene-Hypogene mineralization. When the sequential copper was not available, the log data was used to define the mineralization type zone boundaries. The leach zone was based mainly on the logging data.

The mineralization type zone data was re-coded and grouped to improve the mineralization type continuity. Grouped mineralization type zones are LX (leached), OX (oxide), SG (Supergene enriched), MX, (mixed hypogene and supergene enriched) and HY (hypogene). Isolated intervals were combined into the predominant mineralization type zone domain based on the grade similarity. The new grouped zone codes were then assigned and a solid model for each of these grouped zones was constructed (Table 14-11).

Table 14-11: Summary of Mineralization Zone Group Coding

Name	Code	Description
LX	1	Leached (includes soil, manganese or iron oxides)
OX	2	Copper Oxides
SG	3	Supergene
MX	4	Mixed
HY	5	Hypogene

a)             Summary of Total Length by Mineralization Type Zone

Table 14-12 provides a comparison of composite length and composite numbers.  These are tabulated by logged (AL) mineralization zone.

Table 14-12: Comparison of Composites by AsLogged Mineralization Type Zone

Lithology Code	Length	No. Composites	% of Total	Average % Cu
LX (1)	12,484.35	1,700.00	12	0.065
OX (2)	904.90	127.00	1	0.622
SG (3)	6,106.67	830.00	6	0.659
MX (4)	1,768.80	243.00	2	0.438
HY (5)	87,859.11	11,777.00	80	0.209
Total	109,123.83	14,677.00	100	0.225

In general, the distribution of composites by mineralization type zone show that the dominant mineralization type zone is HY with 80% of the total composites. The highest mean copper grade is in the OX and SG zones which are volumetrically minor.

b)             Interpretation Process

The mineralization type zone model was constructed from interpretation on three orthogonal sets of sections: longitudinal sections, cross sections, followed by bench plans. The initial sections were east-west and spaced 50 m apart.  This interpretation was then projected to a set of north-south vertical sections also spaced 50 m apart for all mineralization type zones. These two sets of sections were then re-interpreted in an iterative manner to balance the interpretation.   The final pass of interpretation was completed through the 10 m benches at toe elevation for SG, OX and MX zones.

The sections on which the interpretation was completed are:

8399450N to 8400650N (25 sections at 50 m spacing).

200750E to 202450E (35 sections at 50 m spacing).

Bench plans 4120El to 4390El (28 plans at 10 m spacing).

c)              Mineralization Type Zones Model Verification

The bench interpretation resulted in a set of closed polygons, each representing a zone as listed in  Table  5-7. These polygons were used to create wireframe solids in MineSight® where composites and block models were coded.

Coding of the block model from the mineralization type wireframes was verified by visual inspection of the blocks in sections and plans to ensure that the wireframe solid process resulted in blocks being coded properly. The method worked as desired and block coding was seen to be consistent with the mineralization interpretation.

AMEC identified a few holes lying just beside the HY zone which were not contained within the HY at the east limit of the solid which were not contained within it. It was decided to extend the HY solid to contain the composites outside the model.

d)             Mineralization Type Zones Back-Tagging Validation

Statistics were generated to verify tagging of composites versus the assignment of the as-logged mineralization type zones to composites. In some cases the wireframe solids may have been slightly misinterpreted, causing misclassification as seen in the Table 14-13.

Table 14-13: Mineralization Back-tagging and As Logged Statistics (7.5 M Composites)

Mineralization Code	As Logged*	Back-Tagged	% Match
LX (1)	12,484.35	11,119.20	89%
OX (2)	904.90	503.35	56%
SG (3)	6,106.67	3,746.37	61%
MX (4)	1,768.80	4,123.87	234%
HY (5)	87,859.11	89,622.04	102%
Total	109,123.83	109,123.83	100%

As observed in Table 5-9, misclassification through back-tagging from the model was 2% for Hypogene, which is the main mineralization type zone and constitutes the majority of the deposit. The un-mineralized zone (leached cap) had 11% mismatches. Oxide and supergene zones had nearly 40% mismatches due to the irregular shape and small volume of the pods, but, those zones are volumetrically insignificant. The mixed zone had a high percentage of mismatching. This misclassification is because the mixed zone is a transitional zone, where both supergene and hypogene zones coexist. In addition, the interpretation incorporates some generalization since some irregular supergene mineralization are included within the mixed domain. There are inconsistencies in logging of drill holes intervals from the RTZ and 2005 drill campaigns when compared to nearby drill holes from later campaigns. Because these earlier campaigns were not assayed for sequential copper, inconsistent mineralization zone codes were to be consistent with the logging and sequential copper assay of the more recent drill holes for consistency. For future models it will be necessary to re-log the drill  holes  from  the  earlier  campaigns and  test  for sequential copper to confirm the current interpretation.

In Hudbay´s opinion, the back-tagging exercise for mineralization type zones works reasonably well considering the geometry of the deposit and the legacy data.

Bulk Density

A total of 1,247 density measurements have been made for 145 drill cores from the Constancia - San José area. The bulk density measurements were conducted by ALS Chemex with the paraffin wax coat method.

Samples for density measurement in each major rock unit were extracted, at approximately 50 m intervals and are representative of the different rock and mineralization domains recognized to date. In addition, Norsemont re-analyzed 281 samples at SGS as part of its QC program and did not find significant differences; there was generally less than 10% of relative error.

Block density data was assigned to the block taking into account the lithology type domains. Table 14-14 lists the bulk density values by lithology domains.

Table 14-14: Bulk Density by Lithology

Lithology Code	Bulk Density
1 (MMP)	2.55
2 (SS)	2.66
3 (SKN)	3.04
4 (MP1)	2.51
5 (MP2)	2.61
6 (QMP)	2.46

14.1.3              EXPLORATORY DATA ANALYSIS

Exploratory data analysis (EDA) was completed on 7.5 m down-hole assay composites. Each composite was tagged with the lithology and mineralization types of the wireframe solids.  Only composites greater than or equal to 3.75 m in length were used in the analysis. There were a total of 14,677 composite samples, which formed the base for the EDA for the 13 elements listed in the Table 14-15.

Table 14-15: List of Elements for EDA

Element Name	Element Abbreviation
Silver	Ag
Arsenic	As
Gold	Au
Cadmium	Cd
Copper	Cu

Cyanide Copper	CuCN
Soluble Copper	Cuss
Iron	Fe
Molybdenum	Mb
Lead	Pb
Sulphur	S
Antimony	Sb
Zinc	Zn

Histograms and Probability Plots

A series of histograms and probability plots were generated using 7.5 m composites to characterize each lithology type separately.   The histograms/probability plots were completed by lithology type, mineralization zone and by mineralization zone within lithology domains for MP1.  A general copper histogram/probability plot for all lithology types is shown in Figure 14-3.  Table 14-16 summarizes average grades and coefficients of variation (CV = standard deviation/mean) calculated for each lithology type.

Figure 14-3: Histogram and Probability Plot for All 7.5 m Copper Composites

Table 14-16: Summary of Composites by Lithology

Lithology		Number of	Cu (%)		Mo (ppm)		Ag (ppm)		Au (ppb)		Zn (%)		Sb (ppm)		S (%)		Pb (ppm)		Fe (%)		Cd (ppm)		As (ppm)
Type	Code	Composites	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV	Mean	CV
MMP	1	1,016	0.12	1.6	42	1.64	2	1.45	22	1.58	0.06	1.99	3	2.48	2.26	0.72	331	3.64	3.54	0.67	2	1.9	13	1.53
SS	2	891	0.06	3.53	11	3.29	2	2.31	23	2.28	0.18	3.09	4	1.38	1.41	1.13	696	2.44	2.9	0.93	5	2.94	18	1.38
SKN	3	540	0.48	1.33	52	1.52	5	1.32	87	1.78	0.5	1.88	5	1.36	3.88	0.73	651	2.88	10.98	0.98	12	1.98	48	1.33
MP1	4	10,967	0.25	1.2	81	1.43	3	1.45	37	2.53	0.06	3.28	4	1.78	1.59	0.9	334	3.31	3.32	0.91	2	2.93	11	2.23
MP2	5	1,001	0.09	2.64	29	3.23	1	1.92	20	5.47	0.06	2.77	4	1.15	0.86	1.7	270	4.29	3.11	0.81	2	2.5	10	1.71
QMP	6	262	0.08	2.42	41	2.92	1	1.87	12	2.36	0.09	5.32	4	1.29	0.42	1.8	296	5.25	2.75	0.3	2	5.82	7	2
All		14,677	0.23	1.4	68	1.6	3	1.55	35	2.63	0.08	3.66	4	1.74	1.64	0.98	363	3.34	3.57	1.07	2	3.36	13	2.13

EDA focused on the main mineralized monzonite porphyry (MP1) and skarn (SKN), as the MP1 represents the greatest volume in the deposit and the skarn mineralization domain has the highest mean copper grade. The main observations are presented here:

·                  The MP1’s probability curve is slightly curvilinear with an inflection point between 0.10 and 0.20% Cu indicating the possibility of two low-grade populations in this unit. The mean grade is 0.25% Cu and the CV is 1.20.

·                  SKN  has  a  weakly  curvilinear  probability  plot;  the  mean  copper  grade  is 0.476% Cu, and the unit has a CV of 1.33.

·                  MP1  is  a  relatively  high-grade  molybdenum  unit  with  a  mean  Mo  grade  of 81 ppm Mo and a CV of 1.43. The log-probability curve is weakly curvilinear.

·                  Molybdenum grades in the SKN unit are distributed lognormally, with an average of 52 ppm Mo and a CV of 1.52.

·                  Silver  grades  in  MP1  are  distributed  lognormally  and  have  an  average  of 3 ppm Ag and a CV of 1.45.

·                  The SKN probability curve is slightly curvilinear with an inflection point between 2 ppm and 3 ppm Ag. The mean silver grade is 5 ppm Ag and the CV is 1.32.

·                  Zinc  grades  are  lognormally  distributed  in  SKN  where  the  average  grade (0.50% Zn) is higher than the other units, but the CV (1.88) is lower. This reflects the discontinuous mineralization occurring with the skarn.

Probability plots generally indicate lognormal distributions for some elements and weak inflections were observed in others. There were some exceptions in minor elements, such as sulphur, where strong inflexion was observed.  This may indicate mixing of grade populations, caused by a geological feature that is not currently incorporated in the modeling domains, such as fracture intensity, fracture family orientation, etc.

Box Plots

Box plots were created to facilitate comparisons between lithology types and mineralization type zones.   A breakdown by mineralization type zone was also performed only on the MP1 for Ag, As, Cd, Cu, Fe, Pb, S, and Zn, to identify spatial trends. The other lithologies did not have enough data to produce meaningful plots.

All domain box plots, by lithology and mineralization type are reproduced in Figure 14-4 and Figure 14-5 respectively, and permit comparison of the grade distributions on these two sets of geology domains. The position of the average grade is represented by a point on the box plot.   The relative distance between the lower and upper quartile limits (represented by box limits) gives an indication of variability.

In SS, MP2 and QMP, the mean point is above the box which is characteristic of a highly skewed population with a high CV.  In the remaining units, the points are within the boxes and reflect less-skewed distribution and lower CVs.

Figure 14-4: Lithology Domain Box Plot

Figure 14-5:  Mineralization Type Zones Box Plot

Box plots were also constructed by five mineralization type zones. The following observations were made for the most important elements:

The average copper grade in MP1 is much lower in leached zone (0.10% Cu). The highest mean grades are in oxide and supergene (> 0.70% Cu). The mixed zone has a mean copper grade near 0.55% Cu and hypogene zone has a mean grade near 0.22% Cu.

The mean zinc grade in MP1 is less than 0.03% Zn in leached and supergene zone. The highest zinc mean grades are in the mixed zone. Oxide and hypogene zones have zinc mean grades near 0.05% Zn. The overall mean zinc grade is low (<0.06% Zn) by mineralization type zone, and there is no clear control by zone. Zinc is better controlled by lithology type.

MP1 exhibits silver mean grades near 5 ppm in leached and supergene zones, oxide; mixed zones have mean grades that are 3 ppm and 4 ppm Ag, respectively. The lowest silver mean grades (2 ppm) are in the hypogene zone.

Contact Plots

Contact plots for copper were created between estimation copper domains to demonstrate the grade relationships across geological boundaries.  Estimation copper domains are discussed in the following Section.

The contact plots analysis provides a hard boundary for the majority of the estimation domains.   There are no firm boundaries used at the current model. Contact profiles appearing to indicate firm contacts were not well supported and all contacts were modeled as hard boundaries.

Domains Definition

Statistical analyses were performed by lithology type and mineralization type zone and were used to develop estimation domain groups for copper, zinc, molybdenum, gold, iron, lead and silver.

Grade Variography

Grade variography was completed by each element’s domains using the correlogram method.  Down-hole and experimental directional variograms in 37 directions were computed and modeled with Sage2001.  The automatic fit function in Sage2001 was used to fit the variogram models.

Directions were selected preferentially to correspond to the dominant orientation of the mineralization in Ag and Mo. The nugget (C0) was determined with down-hole variogram models and was fixed in the directional variogram models.

Two spherical structures were fitted to the structure sills C1 and C2 and their ranges. MineSight® rotation conventions were specified.

Where there was not enough data to compute a reliable variogram (generally more than 400 pieces of data are required), a variogram was used from a similar domain or a general variogram, without domain breakdown, as was the case for Cu in the leached zone.

Treatment of Extreme Grades

Histograms/probability  plots  were  reviewed  for  each  domain  to  determine  the appropriate high grade threshold cutoff. Outlier restriction and grade capping were applied to control the extreme grades in the model. Table 14-17 shows a summary for copper that was evaluated from the cumulative probability plot.

Table 14-17:  Capping and Outlier Restriction Threshold and Range

Copper Domain	Maximum %Cu Value	High Grade Threshold %Cu	Population
DOMCU1	2.39	1	99.50%
DOMCU2	2.76	0.65	98.00%
DOMCU3	4.91	1.7	95.00%
DOMCU4	2.06	0.4	97.00%
DOMCU5	7.14	3	99.50%
DOMCU6	2.33	1.5	97.00%
DOMCU7	4.24	1.3	99.90%
DOMCU8	0.68	0.3	98.00%
DOMCU9	0.65	0.2	95.00%
DOMCU10	1.77	0.1	95.00%
DOMCU11	0.45	0.15	80.00%
DOMCU12	0.28	0.12	93.00%
DOMCU13	0.36	0.2	95.00%

The amount of copper metal removed (Or Reduction) by the application of the outlier restriction and capping strategy is discussed in Validation Model.

14.1.4              GRADE ESTIMATION

The block grade estimation was completed using a variety of interpolation methods. Ordinary kriging (OK), simple kriging (SK) and inverse distance to a power of 2 and 3 were selected as possible interpolation methods for grade estimation. Each element was reviewed by domain and an appropriate interpolation method was selected based on the quantity and spatial distribution of data and also the continuity of grades as indicated by the correlogram models.

Three estimations were completed during the interpolation process:

·                  Outlier-restricted inverse distance and kriging, using OK and SK to estimate the final resource model grade for each element.

·                  Unrestricted inverse distance and kriging, using OK and SK to determine the metal reduction caused by the outlier restriction and capping strategies.

·                  Unrestricted nearest-neighbor to provide an independent validation model to be used to validate the final resource model.

In the case of copper, the block model variable CUIDU contains the unrestricted estimate.  The block model variable CU contains the estimate using outlier restriction at the threshold summarized in the Table 6-11 and the nearest neighbor (NN) estimate is contained in the block model variable CUNNU.

Each estimation was completed in three or four passes, according to the domain or element; the general estimation strategy is as follows:

·    Pass 1:                                       Ordinary kriging (OK) or inverse distance,

·    Pass 2:                                       OK or inverse distance, using the pass 1 search ellipsoid expanded by 50%

·    Pass 3:                                       Simple kriging or inverse distance, using the pass 1 search ellipsoid expanded by 100%. Mean grade for simple kriging was obtained from maximum search radio of 450.

·    Pass 4:                                       Assignment of local mean to un-interpolated blocks.

The minimum and maximum number of composites used in block interpolation was four and twelve respectively, and the maximum number of composites from a single drill hole was two. Composite selection could change from pass 1 to pass 3.  Interpolation plans for copper is provided in Table 14-18.

Table 14-18: Summary of Interpolation Plan for Copper

Table 7-1: Summary or Interpolation Plan for Copper

		Copper Domain
Estimation Run		1	2	3	4	5	6	7	8	9	10	11	12	13
Pass 1	Range X (m)	50	10	15	80	20	25	70	15	80	80	80	80	80
	Range Y (m)	75	20	50	20.0	80	45	225	50	200	200	200	200	200
	Range Z (m)	150	50	65	1.25	100	60	150	50	125	125	125	125	125
	1st Rot (°)	-20	-10	116	-2	-69	-42	-10	20	-2	-2	-2	-2	-2
	2nd Rot (°)	-17	6	51	-5	23	30	19	-27	-5	-5	-5	-5	-5
	3rd Rot (°)	-49	23	-36	-66	24	-7	19	24	-66	-66	-66	-66	-66
	Min. Comps.	6	4	4	6	6	6	6	4	6	6	6	6	6
	Max. Comps.	12	12	12	12	12	12	12	12	12	12	12	12	12

Pass 2	Range X (m)	75	15	22	120	30	40	105	20	120	120	120	120	120
	Range Y (m)	110	30	75	300	120	70	340	75	300	300	300	300	300
	Range Z (m)	225	75	97	187.5	150	90	225	50	187.5	187.5	187.5	187.5	187.5
	1st Rot (°)	-20	-10	116	-2	-69	-42	-10	20	-2	-2	-2	-2	-2
	2nd Rot (°)	-17	6	51	-5	23	30	19	-27	-5	-5	-6	-5	-5
	3rd Rot (°)	-49	23	-36	-66	24	-7	19	24	-66	-66	-66	-66	-66
	Min. Comps.	6	4	4	6	4	4	6	4	6	6	3	6	6
	Max. Comps.	12	12	12	12	12	12	12	12	12	12	8	12	12

Pass 3	Range X (m)	100	20	30	160	40	50	140	30	160	160	160	160	160
	Range Y (m)	150	40	100	400	160	90	450	100	400	400	400	400	400
	Range Z (m)	300	100	130	250	200	120	300	100	250	250	250	250	250
	1st Rot (°)	-20	-10	116	-2	-69	-42	-10	20	-2	-2	-2	-2	-2
	2nd Rot (°)	-17	6	51	-5	23	30	19	-27	-5	-5	-5	-6	-6
	3rd Rot (°)	-49	23	-36	-66	24	-7	19	24	-66	-66	-66	-66	-66
	Min. Comps.	6	4	4	3	4	4	3	4	3	3	3	3	3
	Max. Comps.	12	12	12	6	12	12	12	12	6	6	6	6	6
Estimator Type		IDW3	IDW3	IDW2	IDW3	IDW3	IDW2	OK/SK	IDW3	IDW3	IDW3	IDW3	IDW3	IDW3

Blocks that are not estimated in the first or second passes are generally located in areas of sparse drilling.  Under these conditions the data closest to the block will tend to have very weak correlations, and an ordinary kriged estimate would be very inaccurate.   Neighborhood effects such as (adjacent blocks having very dissimilar kriged grades) would be seen in the output as composites entered and exited search ellipsoids as the ellipsoids passed through the model. Under these conditions, simple kriging is a more appropriate method.

Local Means

The local mean was calculated by averaging the composites within a maximum search distance of 450 m using the MineSight® procedure pintrp.dat.  Simple kriging was applied in the third pass for Cu in some copper domains, as well as in the third pass for Zn, Mo, CuSS, CuCN and S. All other elements were estimated by inverse distance weighted to a power of two or three.

Blocks that were not interpolated in passes 1, 2 or 3 were assigned the local mean in the four pass.

Nearest-neighbor Assignment

The unrestricted nearest-neighbor assignment (NN) was completed using the same search criteria used in the inverse distance and/or kriging.  The NN assignment was performed in parallel with the ordinary kriging or inverse distance estimation in the three passes.

The unrestricted NN grade assignment runs were completed using 7.5 m composites with the same MineSight® Multiruns as used in the unrestricted kriging and/or inverse distance estimate.

Unrestricted Kriging

Unrestricted kriging and/or inverse distance were completed using multiruns, MineSight® tool. Block  model  composite  matching  and  composite  selection  was  the  same  as  for outlier-restricted kriging and/or inverse distance estimate.

14.1.5              VALIDATION MODEL

The validation set for block model consists of 509,432 blocks that were classified as Measured  and  indicated  mineral  resources  (RCLAS  =  1  and  2)  as  described  in Section 14.1.6.

The validation set encompasses the portion of the deposit which contains the highest concentration of drill holes.  A high degree of precision is expected in this portion of the model making it an important dataset to perform validation.

A series of validation tools were used, including Visual Inspection, Histogram and probability, Plots, Box-plots, Swath plots, Contact plots, and Herco validation.

Block Model Visualization

A visual inspection of the estimated grades was performed, to confirm that the block model honors the drill hole data.  During the review, several few grade-blowouts were detected at the west edge of the model where erratic, high grades were over-projected in areas of sparse drilling.   These blowouts were then fixed by adjusting the outlier restriction strategy.

The screen-capture plots in Figures 14-6 and 14-7 present a representative bench and section, respectively, for the copper model. These figures illustrate the spatial distribution of copper grades into the main Intrusive (MP1). The high-grade areas in red and magenta are characteristic of the supergene and mixed mineralization type zones.

Figure 14-6: Copper Blocks Grades — Bench 4260

Figure 14-7: Copper Block Grades — EW Section 8399850

Global Bias Check

Histograms and box plots of the unrestricted grades of the measured and indicated blocks were completed for variables and compared to composite values. Table 14-9 compares the validation set block model grades with the 7.5 m composite grades. The  CV  of  the  unrestricted  kriged  or  inverse  distance estimate  (CUIDU)  is  much  lower  than  the  original  7.5 m  composites  due  to  the reasonable smoothing achieved during the interpolation. The average grade of the kriged or inverse distance estimated is also lower than the 7.5 m composites within the mineralized copper domains (DOMCU3,   DOMCU6    and    DOMCU7).    Some un-mineralized  copper  domains  show  a  slightly  higher  value  than  the  7.5  m composites, this may indicate some conditional bias at the lower grades. The mean grades of the CUIDU are comparable with NN and CV values are reasonable. The average grade of the NN model represents a declustered distribution of composite grades and is used to check for global bias. The main mineralized copper estimation domains are unbiased compared to the NN model. There are some barren domains that show some bias, when isolated medium grade composite, is influenced for high grade NN block’s assignment.

Swath Plots by Northing, Easting and Elevation

Swath plots are used to check for local biases in the grade estimates. This was done by  plotting  the  mean  values  from  variables  CUIDU  and  CUNNU  in  east-west, north-south  and  horizontal  plan  views.    An example swath plot is presented in Table 14-19. Both variables agree well in general, and no major spatial bias was observed.

Table 14-19: Comparison between Average Cu Grade of Composite and Validation Set Block Model Estimate

										%
	7.5 m Composites			Unrestricted Kriged or IDW Model			Unrestricted Nearest-Neighbour Model			Difference K and NN
Copper Domain	No.	Average Cu Grade (%)	CV	No.	Average Cu Grade (%)	CV	No.	Average Cu Grade (%)	CV	Grade (CUKR- CUNN)/ CUNN
All	14,677	0.225	1.40	509,432	0.165	1.06	509,432	0.164	1.47	0.6%
DOMCU1	894	0.130	1.57	31,767	0.121	1.13	31,767	0.121	1.63	0.0%
DOMCU2	711	0.063	3.44	25,242	0.046	1.52	25,242	0.066	3.18	-30.3%
DOMCU3	554	0.502	1.29	9,624	0.467	0.80	9,624	0.446	1.28	4.7%
DOMCU4	1,075	0.103	1.54	28,220	0.108	1.08	28,220	0.115	1.54	-6.1%
DOMCU5	549	0.751	0.84	7,151	0.768	0.64	7,151	0.764	0.87	0.5%
DOMCU6	523	0.547	0.67	6,008	0.523	0.47	6,008	0.523	0.72	0.0%
DOMCU7	8,868	0.224	1.05	331,988	0.180	0.69	331,988	0.172	1.15	4.7%
DOMCU8	1,050	0.042	1.85	51,312	0.047	0.78	51,312	0.070	1.77	-32.9%
DOMCU9	133	0.061	1.15	8,397	0.054	0.76	8,397	0.055	1.20	-1.8%
DOMCU10	184	0.045	3.62	4,813	0.052	2.30	4,813	0.058	3.41	-10.3%
DOMCU11	11	0.107	1.03	218	0.085	0.40	218	0.087	0.58	-2.3%
DOMCU12	91	0.043	1.32	3,185	0.076	0.80	3,185	0.069	0.90	10.1%
DOMCU13	34	0.059	1.35	1507	0.061	0.86	1507	0.076	1.03	-19.7%

Figure 14-8: MP1 Swath Plot for Copper Model

Block Model Contact Plot

Contact plots for the uncapped CUIDU kriging and inverse distance estimate were evaluated to assess how well modeling reproduced boundary relationships.    The results show good correlation and are illustrated in Figure 8-4 which compares the original composite contact plot with the block model (CUIDU) contact plot between DOMCU5 and DOMCU7.   The composite contact plot is on the left and block model contact plot is on the right.

Figure 14-9:          Contact Profile for DOMCU5 and DOMCU7

Block Dispersion Variance and Herco Correction Factor

Block dispersion variances (BDV) are required to calculates variance correction factor used in Herco validation.   The BDV were calculated for the measured and indicated blocks in the model.    The BDV values were calculated for four copper domains (Table 14-20).  Herco analyses were not completed for un-mineralized copper domains.

Table 14-20: BDV and CF for Measured and Indicated Blocks

Copper Domain	N° Blocks	Block Dispersion Variance	CV 7.5 m Comps	CV NN	CF
DOMCU3	9,624	0.4434	1.293	1.284	0.45
DOMCU5	7,151	0.5149	0.835	0.868	0.476
DOMCU6	6,008	0.5903	0.666	0.722	0.524
DOMCU7	331,988	0.6777	1.015	1.147	0.531

Block dispersion variances were calculated with the Fortran program SBKC500.exe (SBK). Variogram models generated for each copper domain in the EDA section and its parameters were used as input into the SBK program.

Corrections factors (CF), used in the Herco analysis, were calculated using the BDV, the 7.5 m composite CV (CV7.5), and nearest-neighbor assignment CUNNU CV (CVNN) in the following formula:

CF = BDV7.5m * (CV7.5m)2 / (CVNN)2

Herco Validation

Herco validation was performed with the Fortran programs herco_04f.exe and gtcomp2.exe. Resulting grade—tonnage and grade-above-cut-off curve (Herco - adjusted and kriged).

The table and grade-tonnage graphs for the Herco validation data set are in Table 14-21 and Figure 14-10, respectively. Figure 14-10 is an example for the DOMCU7.

Table 14-21: Average Cu Grade Above Cut-off Validation Set —CUIDU Estimate

	Herco		Kriged/IDW		Ratio Kriged/Herco
Cut-off (% Cu)	% Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)
DOMCU3
0	100	0.467	100	0.467	100	100
0.2	75	0.582	77	0.571	103	98
0.4	45	0.775	47	0.748	105	97
0.6	26	0.979	26	0.958	101	98
0.8	15	1.185	16	1.144	103	97
1	9	1.39	8	1.393	89	100

	Herco		Kriged/IDW		Ratio Kriged/Herco
Cut-off (% Cu)	% Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)
1.5	2	1.893	2	1.873	94	99
DOMCU5
0	100	0.768	100	0.768	100	100
0.2	97	0.785	97	0.79	99	101
0.4	80	0.885	79	0.897	98	101
0.6	58	1.037	54	1.086	93	105
0.8	38	1.214	39	1.236	102	102
1	24	1.406	28	1.374	116	98
1.5	7	1.942	6	1.995	92	103
DOMCU6
0	100	0.524	100	0.524	100	100
0.2	93	0.552	95	0.545	102	99
0.4	63	0.667	66	0.642	105	96
0.6	32	0.832	32	0.795	100	96
0.8	14	1.018	11	1.016	78	100
1	6	1.206	4	1.226	73	102
1.5	0	1.657	1	1.622	113	98

	Herco		Kriged/IDW		Ratio Kriged/Herco
Cut-off (% Cu)	% Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)	(%) Above	Cu Grade above cut- off (%)
DOMCU7
0	100	0.18	100	0.18	100	100
0.2	33	0.334	34	0.315	103	94
0.4	7	0.555	6	0.519	80	94
0.6	2	0.792	1	0.762	55	96
0.8	1	1.032	0	1.002	47	97
1.0	0	1.267	0	1.204	44	95
1.5	0	1.813	0	1.663	21	92

Figure 14-10: Herco DOMCU7 — Cu Ordinary Kriging Estimate

In DOMCU3, the Herco-adjusted grade-proportion curves fit the inverse distance grade-proportion curves very well, indicating the appropriate amount of smoothing has been achieved using inverse distance squared interpolation.  The total contained metal of the inverse distance estimate is 2% lower than the Herco validation at a 0.2% Cu cut-off. DOMCU3 is a minor ore contributor.

In DOMCU5, the adjusted grade-proportion curves correspond well to the inverse distance cubed grade-proportion curves.   The total contained metal of the inverse distance  estimate  is  1%  higher  at  a  0.2%  Cu  cut-off  than  the  Herco  validation. DOMCU5 is a small unit and not an important contributor of copper mineralization.

In DOMCU6, the adjusted grade-proportion curves correspond well with the inverse distance squared grade-proportion curves.   The total contained metal of the inverse distance estimate is 1% lower than the Herco validation at a 0.2% Cu cut-off.   The DOMCU6 is a minor ore contributor.

In DOMCU7, the adjusted grade—tonnage curves fit reasonably well.   The total contained metal of the kriged estimate is within 5% of the Herco validation at 0.4% Cu cut-off. DOMCU7 is a major ore contributor.

The Herco validation indicates that the block model grade-tonnage profiles are valid and that the change of support from composite to SMU has been achieved.

Metal Reduction

The  effective  amount  of  metal  removed  by  outlier  restriction  or  capping  can  be evaluated by comparing kriged or inverse distance block models CUIDU and CU.  An assessment of this effective amount by copper domain is presented in Table 14-22 for main mineralized copper domains.  A total of 1.1% metal was removed from the model for the main mineralized intrusive in the hypogene zone (DOMCU7), while in the other copper domains that are minor ore contributors, the quantity of metal removed was less than 5.8%, which was the target.

Table 14-22: Quantity of Metal Removed in the Validation Blocks

		Cu AVG Grade (% Cu)
Rock Type (Code)	Count	Uncapped	Capped	% Dif
DOMCU3	9624	0.467	0.44	5.80%
DOMCU5	7151	0.768	0.754	1.80%
DOMCU6	6008	0.523	0.506	3.30%
DOMCU7	331,988	0.18	0.178	1.10%

* [(CAP-UNCAPPED)/UNCAPPED]

14.1.6      RESOURCE CLASSIFICATION

Hudbay has found it is useful to quantify risk, and to take this into account in mineral resource classification.

For large mines, general risk quantification criteria, which Hudbay considers is acceptable, are as follows:

The spatial continuity of Inferred Mineral Resources is not well known; it is usually impossible to reliably quantify risk.

Indicated Mineral Resources should be known (tonnage, grade, and metal) with a relative accuracy of ± 15% with 90% confidence.  That is the true value will lie within 85% and 115% of the estimate, with 90% probability.  The basis (support) is an annual production increment.  Annual production increments are used for long range planning; most operations have sufficient spare capacity such that the mine plan can be adjusted to make up a shortfall of 15% in tonnage, grade or metal.

Measured Mineral Resources should be known (tonnage, grade, and metal) with a relative accuracy of ± 15% with 90% confidence, with a basis (support) of no more than a quarterly production increment.   Monthly to quarterly production increments are used for short/medium term planning.   Operating budgets and sales forecasts can be adjusted to make up a shortfall of 15% in tonnage, grade or metal for a quarter’s production, but this would be regarded as an occasional occurrence (10% probability).

Geostatistics  provides  an  assortment  of  tools  to  establish  confidence  levels  on resource estimates.  The simplest of these methods involves evaluation of estimation variances for large blocks.   This method gives an estimate of global confidence or confidence over large areas and is not dependent on the local data.  In this method, the 90% confidence limits are calculated using the ordinary kriging standard deviation (σOK) and the coefficient of variation of the composites (CV):

Relative Standard Error: RSE = σOK x CV

Accuracy at 90% confidence level on the quarterly panel grade is then defined by:

Q90% = 1.645 x RSE / √3

Accuracy at 90% confidence level on an annual production equivalent panel grade is then defined by:

A90% = Q90% / √4

Note:  The calculation is based on the assumption that there is independence between the quarterly panels, and the grade distribution is normal.

This method was used to determine the confidence limits for a series of possible drilling configurations at Constancia.

The results from the confidence limits study are summarized in Table 14-23.   These results indicate that, according to drill hole spacing analysis, a drilling spacing of 50 m by 50 m could be used to classify material as measured resources and drilling spacing of 80 m by 80 m could be used to classify material as indicated resources.   These results obtained are similar for other Cu porphyry deposits.   For a given deposit, the confidence limits are inversely related to the monthly volume (i.e., to the daily mining rate).  Thus, a 50 m x 50 m drill spacing will support measured resources for Constancia at mining rates of 60,000 Mt/day or greater.   At lower mining rates, closer drill spacing may be needed.

Table 14-23: Results of Confidence Limits Calculations

Spacing (X x Y or N x E)	CV Comp	KV	RSE	A90%	Q90%	Slope	BDV	KV/BDV
50 m x 50 m	1.398	0.0116	0.15	8%	15%	0.93	0. 155	0.07
60 m x 60 m	1.398	0.0167	0.18	9%	18%	0.94	0. 155	0.11
80 m x 80 m	1.398	0.0437	0.29	14%	28%	0.79	0. 155	0.28
100 m x 100 m	1.398	0.0746	0.38	19%	37%	0.67	0. 155	0.48

KV	Ordinary Kriging Variance for the estimation of a monthly volume.

RSE	Relative Standard Error = CVcomp x OK.

A90%	Confidence Limit at 90% for an Annual Volume = (1.645 x RSE) / √ 12.

Q90%	Confidence Limit at 90% for a Quarterly Volume = (1.645 x RSE) / √ 3.

BDV	Block Dispersion Variance.

Slope	Slope of regression line.

KV/BDV	Ordinary Kriging Variance to Block Dispersion Variance ratio.

Closer spaced drilling will affect the analysis of the calculations since results are contingent on data variability that can get better or worse with infill drilling.

Computerized classification systems, such as the one used at Constancia, always produce discontinuous results (see isolated indicated blocks within a zone of measured blocks in Figure 9-1, particularly in zones with low data density). Therefore, it was recommended  either to use a post-processing (smoothing) procedure to eliminate isolated blocks or, alternatively, to use the results from the computerized classification only as a first approximation, and manually draw by hand the Measured and Indicated boundaries on a bench by bench (or section by section) basis as see in Figure 9-2.

All interpolated blocks that did not meet the criteria for Measured and Indicated Mineral Resource were classified as Inferred Mineral Resource if they fell within the drill hole grid and/or had geological information.

Figure 14-11: Isolated Indicated block within of Measured Blocks - Bench 4260

Figure 14-12: Measured and Indicated Boundaries on a Bench by Bench Basis

14.1.7                      MINERAL RESOURCES

A pit optimization was performed using the MineSight® Economic Planner module to delimit the portion of the mineral resource block model having reasonable prospects for economic extraction. The Constancia mineral resource pit consists of a non-operational pit shell, considers measured, indicated and inferred mineral resources (Figure 14-14) and is based on the economic and technical inputs in Table 14-24 and an overall 45° pit slope.

Table 14-24: Economic Parameters for Mineral Resource Pit Shell

Mineral	Material Type	Metal Price ($/t)	Recovery (%)	Mining Cost($/t)	Process Cost ($/t)
Cu	All	6,349	89%	1.8	5.0
Mo	All	35,274	60%	1.8	5.0

Figure 14-13: Constancia Mineral Resource Pit Shell (MII)

Mineral Resource Statement

Mineral resources above a 0.12% Cu cut-off grade are listed in Table 14-25. Mineral resources above a cut-off grade of 0.12% Cu have reasonable prospects for economic extraction considering a copper price of $2.88/lb, a molybdenum price of $16.00/lb, copper recovery of 89%, molybdenum recovery of 60%, and processing costs of $5.5/t and mining costs of $1.30/t.

Table 14-25: Mineral Resources with EffectiveDate23 August, 2011

Category	Tonnage (Mt)	Cu %	Ag ppm	Mo ppm	Au ppb
Measured	537.38	0.31	3	88.4	41.4
Indicated	408.17	0.21	2.1	57.7	33.9
Measured + Indicated	945.55	0.27	2.61	75.15	38.16
Inferred	221.11	0.19	1.8	48.6	31.8

Note: Mineral Resources are stated above a copper cut-off grade of 0.12% and have reasonable prospects for economic extraction.

14.2                        PAMPACANCHA

The Pampacancha mineral resources estimate was developed by Hudbay’s Geology Team under the direction of Robert Carter, P. Eng. Director Technical Services and reviewed by the QP Cashel Meagher.

14.2.1              MODEL AND COMPOSITE SETUP

The resource block model was created using Gemcom v6.3 on PSAD56 UTM Zone 19S  coordinates with an origin at 204,200 m east, 8,396,950 m north, and 4,400 m  above sea level elevation.

Topographic Surface

The topographic surface used for this resource estimation was the same surface provided by Hudbay. UTM coordinates based on the Provisional South America 1956 (PSAD56) datum were used for the collar survey that is the base for the Pampacancha Resources block model.

Resource Drilling

A total of 110 drill holes (totalling 30,812 meters in length) were used in the resource estimation for Pampacancha, as shown in Table 14-26. Drill hole spacing along the deposit was almost 50 m. Core recovery was near 100% for all holes and there are no factors that could materially impact the accuracy and reliability of the drilling results.

All holes were drilled from surface by Geotec using HQ and NQ core size.

Table 14-26: Overranges for main element.

Campaign	Type	Holes	Length Min (m)	Length Max (m)	Total Length (m)
Norsemont	RC	14	166	349	3,695
Norsemont	DDH	59	54.6	500.1	16,107.55
Hudbay	DDH	37	153.7	609.65	11,010.40
TOTAL		110	54.6	609.65	30,812.95

Surface Mapping

Surface mapping was used to adjust the section interpretations. The compilation map was provided by Hudbay as DXF files and transferred to the GEMS® and converted into 3D surface with the capability of being sliced in vertical sections to be used in the geological modeling. Figure 14-14 shows the geologic map for the deposit.

Figure 14-14: Pampacancha Compilation Geology Map

Composite Length

A review of copper assay values for the resource estimation included the preparation of histograms and cumulative probability charts. Because high grade outliers can lead to overestimation of a resource, the high grade assays were capped at the 99.7 percentile prior to compositing. The capped assay value for copper was 4.22% Cu.

Assay samples were composited into 2 m downhole lengths. The start of the composite is the collar of the drill hole. Intervals with missing assays were ignored and a new composite was generated at that point. Values below assay detection limits were set to half of that detection limit. Codes were assigned based on the location of the composite centroid relative to the geologic block model.

Block Model Set Up

Block dimensions of 10m by 10m by 5m were selected based on average width of the resource wireframes, as well as anticipation of the smallest mining unit. Block model geometry and parameters are provided in Table 14-27.

Table 14-27: Block Model Limits and Size (PSAD56 UTM Zone 19S)

	East	North	Elevation
Min Coordinate	204200	8396950	3940
Max Coordinate	205050	8397900	4400
Number of Blocks	85	95	92

14.2.2 GEOLOGICAL MODEL

Lithology Model

The geologic model for Pampacancha corresponds to a lithological model developed by the Hudbay geology team, which is based on lithology data from core logging. Modelled lithological units are: Limestone (LMT), Diorite (DIO), Diorite porphyry (PDI), Skarn (SKN) and Monzonite porphyry (MP2).  The geologic model was done by section and plan view in Gemcom and then converted to triangulations. The Hudbay geology team validated the triangulations with contact points from drill holes. These units were converted to wireframe solids to provide the primary support for the estimation domains. Table 14-28 summarizes the lithological domains used for modeling and their relationship with core logging data.

Table 14-28: Lithological Unit Description Domain

Unit	Code
Limestone	LMT
Diorite	DIO
Dioritic porphyry	PDI
Skarn	SKN
Monzonite porphyry	MP2

The Hudbay geology team determined that the Skarn unit hosts the majority of the copper and the mineral resource estimation was completed only for the Skarn. No other mineralized lithology unit was estimated. The geological interpretation is based on a diorite porphyry intrusion being the source of copper fluids and solutions subsequently disseminated through the Skarn unit acting as a buffer to the precipitate copper content inside the Skarn unit. Figure 14-15 shows a wireframe solid of each of the modeled geological units and the drill holes used to complete the interpretation.

Figure 14-15: 3D View of the Geological Model of Pampacancha Project

Bulk Density

A total of 56 density measurements were taken from actual core for the Pampacancha project. The density measurements were conducted by ALS Chemex and are representative of the different rock and mineralization domains recognized to date.

Specific gravity (SG) was measured on 56 sampled assay intervals included in the resource estimation. A summary of all the measured SG values that were part of the resource estimation is displayed in Table 14-29.

Table 14-29: Summary of Measured SG Values

Lithology	Number of Records	Minimum	Maximum	Mean
Skarn	21	2.62	4.29	3.5
Endoskarn	11	2.63	3.32	2.94
Dioritic Porphyry	13	2.58	3.04	2.75
Diorite	11	2.51	3.03	2.78

The average specific gravity value used to estimate resources was based on the endoskarn and skarn values shown in Table 13-3, and was 3.31. After removing outliers and values greater or equal to 4 the average was reduced to 3.22 this is what was used to estimate tonnages.

14.2.3              EXPLORATORY DATA ANALYSIS

A total of 15,932 assay intervals from 110 drill holes, as of the January 07, 2012 cut-off date, were selected as defining the mineral resource estimate for the Pampacancha deposit.  Samples were grouped according to their interpreted lithology. Sample statistics of the assayed information are shown in Table 14-30. Data analysis was conducted by creating probability and histogram plots of the data.

Table 14-30: Range of Assay Values (Uncapped) by Unit

SKARN	Cu	Mo	Ag	Au	Zn
	ppm	ppm	ppm	ppb	ppm
Records	5907	5907	5907	5907	5907
Minimum	0.25	0.50	0.10	2.50	18.20
Maximum	253800	15000	1382	77000	68400
Mean	3326.99	110.70	3.96	287.08	1059.83
Std. Dev.	7351.31	346.67	20.06	1667.91	3497.79
CV	2.21	3.13	5.06	5.81	3.30

DIORITIC PORPHYRY	Cu	Mo	Ag	Au	Zn
	ppm	ppm	ppm	ppb	ppm
Records	1761	1761	1761	1761	1761
Minimum	3.20	0.50	0.10	2.50	35.00
Maximum	23900.00	3049.00	372.00	33670	46100.00
Mean	596.26	59.88	1.80	137.46	812.70
Std. Dev.	1323.72	203.27	9.25	945.35	2854.74
CV	2.22	3.39	5.12	6.88	3.51

LIMESTONE	Cu	Mo	Ag	Au	Zn
	ppm	ppm	ppm	ppb	ppm
Records	2061	2061	2061	2061	2061
Minimum	0.25	0.50	0.10	2.50	9.70
Maximum	92600.00	1968.00	110.00	15080	56700.00
Mean	470.29	27.40	1.86	77.97	942.42
Std. Dev.	942.42	120.17	5.22	504.67	2684.87
CV	5.74	4.39	2.80	6.47	2.85

MONZONITE PORPHYRY	Cu	Mo	Ag	Au	Zn
	ppm	ppm	ppm	ppb	ppm
Records	1434	1434	1434	1434	1434
Minimum	0.25	0.50	0.10	2.50	36.20
Maximum	12300.00	466.00	33.90	10050	32600.00
Mean	151.43	5.54	0.86	82.05	404.99
Std. Dev.	616.97	28.28	1.66	423.57	1484.54
CV	4.07	5.10	1.93	5.16	3.67

DIORITE	Cu	Mo	Ag	Au	Zn
	ppm	Ppm	ppm	ppb	ppm
Records	4360	4360	4360	4360	4360
Minimum	0.25	0.50	0.10	2.50	32.00
Maximum	20500.00	1415.00	86.60	12820	53900.00
Mean	192.25	18.24	1.06	53.87	528.61
Std. Dev.	537.84	69.08	2.75	341.54	1920.46
CV	2.80	3.79	2.60	6.34	3.63

Capping of High Grades

A review of copper assay values for the resource estimation included the preparation of histograms and cumulative probability charts. Because high grade outliers can lead to overestimation of a resource, the high grade assays were capped at the 99.7 percentile prior to compositing. The capped assay value for copper was 4.22% Cu.

14.2.4 GRADE ESTIMATION

Spatial Analysis

Correlograms using Gemcom software were completed for the skarn copper composites based on the wireframe interpretation. Correlograms were generated to determine the spatial continuity of the composited mineralization using omni-directional search parameters. The search rotation conforms to the interpreted mineralization trends of the Skarn Unit. A summary of the results is shown in Tables 14-31 and 14-32.

Table 14-31: Variography Parameters for Copper

Unit	Nugget	Sill 1	Range (m)
Skarn	0.173374	0.224017	42.453

Table 14-32: Parameters of Ellipse Rotation

Unit	Major- Axis m	Semi Major-Axis m	Minor- Axis m	Strike	Dip	Plunge
Skarn	82	77	57	-134.338°	-44.961°	0°

Interpolation Plan

The interpolation plan of the Pampacancha resource estimation model was completed using the following estimation methods: ordinary kriging (OK), inverse distance squared (ID2), and inverse distance cube (ID3).

The OK, ID2 and ID3 estimations were completed in two iterations with the search parameters in Table 14-33. The first pass is designed to estimate a block grade where there is a minimum of four composites found and up to a maximum of twelve with a limit of three composites per drill hole based on the search distances shown. The second pass doubles the search distance, therefore allowing non estimated blocks to be estimated.

Table 14-33: Search Parameters for Skarn by Pass

Unit	Pass	Major	Semi Major	Minor	Minimum	Maximum	Per Drill Hole
Skarn	First	82	77	57	4	12	3
	Second	164	154	114	4	12	3

14.2.5              VALIDATION MODEL

The Pampacancha resource estimation model was validated by the following methods:

·                  Comparison of the global mean grades based on OK, ID2 and ID3 estimation methods.

·                  Inspection of the OK block model grades in plan and sectional views in comparison to the drill hole composite grades.

·                  Swath plot comparisons of the estimated methods of OK, ID2 and ID3.

Global Comparison

The block model estimation for the OK method compared to the estimation of the ID2 and ID3 model values with a cut-off of 0.2% Cu, as illustrated in Table 14-34, Table 14-35 and Table 14-36, shows that these different methods provided very similar results.

Table 14-34: Mineral Resource by Ordinary Kriging (Cut-off 0.2% Cu)

Method	Resources	Volume	Density	Tonnage	Cu	Au	Ag	Mo
		m3 x 1000	t / m3	t x 1000%		ppb	ppm	ppm
OK	Measured	3,581	3.220	11,531	0.62	342.32	5.43	168.35
	Indicated	12,329	3.220	39,701	0.55	314.88	6.11	135.44
	Inferred	1,389	3.220	4,474	0.43	215.47	6.50	110.82

Table 14-35: Mineral Resource by Inverse Distance Squared (Cut-off 0.2% Cu)

Method	Resources	Volume	Density	Tonnage	Cu	Au	Ag	Mo
		m3 x 1000	t / m3	t x 1000%		ppb	ppm	ppm
ID2	Measured	3,536	3.220	11,388	0.64	344.18	5.45	166.50
	Indicated	12,023	3.220	38,716	0.58	316.50	6.16	135.73
	Inferred	1,257	3.220	4,049	0.44	226.18	6.76	118.14

Table 14-36: Mineral Resource by Inverse Distance Cubed (Cut-off 0.2% Cu)

Method	Resources	Volume	Density	Tonnage	Cu	Au	Ag	Mo
		m3 x 1000	t / m3	t x 1000%		ppb	ppm	ppm
ID3	Measured	3,392	3.220	10,924	0.67	349.61	5.55	167.52
	Indicated	11,437	3.220	36,827	0.61	321.91	6.29	137.59
	Inferred	1,170	3.220	3,767	0.45	231.20	6.85	125.06

Visual Comparison

The block model was checked in plan and section views to compare block copper grades with the drill hole copper grades, and ensures that the interpolation honoured the composites. The visual comparison of block grades with composite grades of copper showed a reasonable correlation between the values. Figure 14-16 display the copper colour coded OK block model grades and drill hole copper composites in longitudinal view looking south for copper. Looking north showing the OK Copper Colour Coded Block Model Grades (above) and Drill Hole Composite Values (below) for the Skarn Lithology

Figure 14-16: East-West Section 8,397,055 m N

Swath Plots

Swath plots were generated to assess the model for global bias by comparing OK values with ID2 and ID3 values of the estimated blocks on elevations and east-west (eastings) throughout the deposit (Figures 14-18 and 14-19). The ID2 and ID3 models show slightly higher values of the grades compared to the OK method. The swath plot results have a similar trend between the three estimation methods.

Figure 14-17: Elevation Swath Plots

Figure 14-18: Easting Swath Plots

14.2.6              MINERAL RESOURCE CLASSIFICATION

Mineral resources have been classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. Resource blocks are classified as Measured, Indicated or Inferred, depending upon the confidence level of the resource based on Table 14-37 parameter requirements of blocks estimated within a defined search distance with a minimum number of composites.

Table 14-37: Mineral Classification Resource

Unit	Resource	Major	Semi Major	Minor	Minimum	Maximum	Per Drill Hole
Skarn	Measured	41	38	28	8	12	3
	Indicated	82	77	57	6	12	3
	Inferred	164	154	114	4	12	3

The location of the classified Measured, Indicated and Inferred Resource blocks for Skarn shows a reasonable continuity of the classification as in Figures 14-19 and 14-20.

Figure 14-19: Plan View at 4532.5 m Elevation

Showing the Distribution of Measured, Indicated and Inferred Mineral Resource Blocks of the Pampacancha deposit.

Figure 14-20: Section View 8,397,055 m N

Showing the Distribution of Measured, Indicated and Inferred Mineral Resource Blocks of the Pampacancha deposit.

14.2.7              MINERAL RESOURCES

Mineral resources estimated by the ordinary kriging interpolation method for the Pampacancha deposit are shown in Table 14-38 at a 0.2% cut-off.

Table 14-38: Mineral Resources by Ordinary Kriging (Cut-off 0.2% Cu)- effective April 2, 2012

Category	Tonnage (Mt)	Cu %	Ag ppm	Mo ppm	Au ppb
Measured	11.53	0.62	5.43	168.35	342.32
Indicated	39.70	0.55	6.11	135.44	314.88
Measured + Indicated	51.23	0.57	5.96	142.85	321.06
Inferred	4.47	0.43	6.5	110.82	215.47

Note: No copper equivalency was used for the copper cut-off value and the estimated resource reports each grade value separately.

15.0                        MINERAL RESERVE ESTIMATES

The Mineral Reserve Estimates for the project are based on block models compiled under Section 14, Mineral Resource Estimates, Net Smelter Return, and the detailed Pit Design.

Mining, processing, and economics parameters have been used to develop the mineral reserve estimate for the project. The mineral reserve economics are described in Section 22, Economic Analysis, of this Technical Report.

This Mineral Reserve estimate has been determined and reported in accordance with NI 43-101 and the classifications adopted by CIM Council in November 2010. NI 43-101 defines a Mineral Reserve as “the economically mineable part of measured and indicated mineral resources”.

Mineral Reserves estimates for the Constancia and Pampacancha deposits, which are presented in this report, were prepared by Audra Walsh (President, CEO at A2Z Mining Inc); and approved by Hudbay (under the supervision of Cashel Meagher, Vice-President South America Business Unit and a QP pursuant to NI 43-101). The mineral reserve estimates for the Constancia deposit and the Pampacancha deposit were done at the feasibility study level and the pre-feasibility study level, respectively.

15.1                        PIT OPTIMIZATION

Revenue from the Constancia Project will be generated from the sale of copper and molybdenum concentrates to smelters and roasters who will further refine the product. In addition, the copper concentrate contains some payable silver and minor quantities of gold credits. Significant amounts of zinc and lead are also present in the deposit but in quantities that are uneconomic to liberate.

Pit optimization of multi-element revenue generating deposits like Constancia and Pampacancha can either be performed on the grade equivalent of all the revenue generating elements expressed in terms of the predominant metal (copper in the case of Constancia and Pampacancha), or on the Net Smelter Return (NSR).

A copper grade equivalent optimization model is simpler to implement than a NSR model but is not able to adequately represent the many variables used in the calculation of revenues as a NSR model can. Hudbay has therefore decided to use a NSR optimization model despite its additional complexity.

Ultimate and staged pit designs were developed by Hudbay from optimization shells.  Six pit stages were selected for the Constancia pit (San José is the third Stage) and a single stage for the Pampacancha pit.

15.1.1              BLOCK MODELS

The Block Models used for the Mineral Reserve Estimation have as a base the original Mineral Resources Estimation described in Section 14. Taking the original Resource model for Constancia and re-blocking its Selective Mining Unit (SMU) from 10x10x15 meters to 20x20x15 meters, and re-blocking the Pampacancha resource model SMU from 10x10x5 meters to 20x20x10 meters.

The regularized models which were created to simulate the actual mining practice by regularizing the SMU block sizes were considered a diluted model (the resulting dilution was approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit). Neither internal nor external dilution was added to the block models during the Mineral Reserve Estimation.

The Qualified Person concluded that smoothing within the block model provided sufficient dilution and accounted for potential mine losses.

Mine Design and Reserve estimation for the Constancia and Pampacancha pits used the NSR block models, which consist of the NSR values calculation for each block in the block models, taking into account the Cu, Mo, Ag, and Au grades, mill recoveries, contained metal in concentrate, deductions and payable metal values, metal prices, freight costs, smelting and refining charges and royalty charges. All of these parameters were applied to the block model (re-blocked resource models) to form the basis of the reserve estimate.

15.1.2              NET SMELTER RETURN

Prior to the export of the resource model into the pit optimization software Whittle Four-X in the case of Constancia and Minesight for Pampacancha, the in-situ NSR value was first calculated and coded into each block in the model. This is to allow the pit optimization of the multi-element Constancia and Pampacancha deposits to be carried out on the in-situ NSR values. The following process is the procedure that was developed in order to achieve the NSR calculation:

In-situ NSR is the net value of metals contained in a concentrate produced from an ore block after smelting and refining. Using the concentrator recovery of the metals into the concentrate and the grade of the concentrate produced, the mass pull of each block in the resource model expressed in terms of tonnes of concentrate per tonne of ore processed is first estimated.

The value of the payable metals in the concentrate is then calculated based on agreed payable metal content in the concentrate subject to deductions with smelters and roasters. In the case of the copper concentrate, the payable precious metals silver and gold are added to the value of the payable copper. For the molybdenum concentrate, only the molybdenum metal is payable.

From the value of the payable metals, the selling costs which include the marketing costs, transport costs, port charges, insurance costs, shipping costs, and smelting charges expressed in $/dmt concentrate and other deductions like the refining charges and price participation expressed in $/payable metal are taken out to obtain the gross concentrate NSR value (before royalties).

The royalties applicable are then deducted from the gross concentrate NSR value to obtain the net concentrate NSR value (after royalties). The concentrate NSR value calculations described above are applied for both the copper and molybdenum concentrates.

The concentrate NSR value after royalties for the copper and molybdenum concentrates are then multiplied by their respective mass pull expressed in tonnes of concentrate produced per tonne of ore processed to obtain the contribution of each concentrate to the in-situ NSR value.

The in-situ NSR of each block in the regularized resource model is the sum of the in-situ NSR value from the copper concentrate and the molybdenum concentrate.

Resource model blocks which are of the indicated or measured resource categories with NSR values greater than their processing costs are considered potential ore while blocks which have NSR values less than their processing costs are considered as waste.

Process plant recoveries, throughputs, operating costs, and concentrate grades vary by ore type. Consistent with ore reserve reporting guidelines, only Measured and Indicated resources are coded to generate revenues in the NSR model.  Inferred resources are coded and reported as waste.

Processing metal recoveries for copper, silver, gold, zinc, and lead are fixed numbers depending on the metallurgical domain while molybdenum is calculated by a formula linked to molybdenum and copper feed grades, and copper recovery.  Copper, silver, gold, zinc, and lead grades in the copper concentrate are calculated by a formula. The grade of molybdenum in the molybdenum concentrate is a fixed number.

NSR Input Parameters

The revenue, recovery and cost input parameters used for pit optimization are showed in Tables 15-1 and 15-2.

Table 15-1:  NSR Parameters

Parameter	Unit	Value
Revenue
Metal Price
Copper	$/lb	2.75
Molybdenum	$/lb	14.00
Silver	$/oz	23.00
Gold	$/oz	1150.00
Recoveries into Concentrator
Hypogene, Supergene and Mixed
Copper	%	89.0
Moly	%	formula
Silver	%	80.0
Gold	%	60.0
Zinc	%	50.0
Lead	%	25.0

Parameter	Unit	Value
Skarn, HiZinc and Pampacancha Skarn
Copper	%	84.4
Moly	%	formula
Silver	%	52.0
Gold	%	60.0
Zinc	%	30.0
Lead	%	41.4
Payable Contained Metal
Copper	%	96.5
Moly	%	100.0
Silver	%	97.0
Gold	%	97.0
Concentrate Grades
Dilution	%	10.0
Copper concentrate grade
Copper	%	formula
Silver	g/t	formula
Gold	g/t	formula
Zinc	%	formula

Parameter	Unit	Value
Lead	%	formula
Moly concentrate grade
Molybdenum	%	40.0
Deductions
Copper Deduction	Per unit of payable Cu	1.00
Moly Discount	% Mo in Moly Con	0%
Minimum Silver Deduction in Cu Concentrate	Ag g/dmt Cu conc	20.00
Gold Deduction	Au g/dmt Cu conc	0.75
Concentrate Moisture Contents
Copper Concentrate Moisture Content	%	9.0
Moly Concentrate Moisture Content	%	15.0
Smelting Charges
Smelting charges - copper concentrate (dry)	$/dmt Cu conc	80.00
Roasting charges - moly concentrate (dry)	$/dmt Mo conc	1764.0
Selling Costs
Marketing Costs - Concentrates	$/t conc	0.00

Parameter	Unit	Value
Transport - Cu concentrates - truck to port	$/wmt conc	35.00
Transport - Mo concentrates - truck to port	$/wmt conc	216.00
Port charges concentrate	$/wmt conc	25.50
Insurance	$/wmt conc	1.24
Shipping - Cu concentrates	$/wmt conc	47.50
Shipping - Mo concentrates	$/wmt conc	0.00
Payable Metal in Concentrate
Copper	% Cu in Cu conc	27.13
Moly	% Mo in Moly conc	40.00
Silver	g payable Ag/dmt Cu conc	189.97
Gold	g payable Au/dmt Cu conc	0.00

Table 15-2: NSR Parameters

Parameter	Unit	Value
Refining Charges
Payable Cu	$/lb Cu	0.07
Payable Mo	$/lb Mo	0.00
Payable Ag	$/oz Ag	0.45
Payable Au	$/oz Au	4.50
Royalties
Royalties	% of NSR	1.9%
Operating Costs
Processing
Hypogene	$/t	4.72
Supergene	$/t	4.34
Mixed	$/t	4.35
Skarn	$/t	4.25
HiZinc	$/t	4.25
Pampacancha Skarn	$/t	4.72
General & Administration
G & A Cost	$/t	1.32
Mining Cost - Open Pit
Mining cost ore/waste	$/t	1.90

15.1.3     CONSTANCIA OPTIMIZATION RESULTS

The Whittle 4-X program was utilized to create pit shells based on the Lerch Grossman method which calculates each block and its value (NSR). The following Figure 15-1 shows the results of the exercise for the Constancia pit.

Figure 15-1: Constancia Whittle results

In the case of Constancia, the pit that provides the risk-based maximum value on a break-even cutoff is just under 1Bdmt total material.  This is indicated in the red circle above where the worst case starts to level off but most of the value has been achieved.  Choosing this shell allows for flexibility and expansion potential in the future as well as providing an optimal NPV for this point in time.

15.1.4     PAMPACANCHA OPTIMIZATION RESULTS

For the Pampacancha pit, the current economics and measured and indicated resources were used by the Lerch-Grossman algorithm for setting the optimum pit limits. The Pampacancha mineral reserves are the measured and indicated resources contained in the ultimate pit design that are scheduled for treatment in the LOM plan. The reserve reporting is based on the NSR cut-off that is estimated using the metal prices and other parameters as part of the NSR calculations.

The estimated reserves for Pampacancha are based on the May 2012 ultimate pit design which was designed based on the Lerch-Grossman shells created by Cube Consulting in May 2012 using MineSight® software and Whittle.

The results from MineSight and Whittle were very similar with only minor differences.  A total of 25 pit shells were created in each run starting at a factor of 5% of the base value for ore blocks through to 150% of the base value.  The results from Whittle and the ultimate pit design are shown in the following Figure 15-2.

The current Pampacancha final pit limit is similar to pit shell 15 which was created at 50% of the base value for ore.  Pit shell 15 is where the best case graph starts to level out, indicating that there is little additional value in going to a larger pit.  This analysis implies that the current pit design allows for flexibility and expansion potential in the future as well as providing a risk-based maximum value for this point in time.

Figure 15-2: Pampacancha Whittle results

15.1.5     PIT DESIGN CRITERIA

The Pit optimization and the detailed pit design were based on the anticipate profitability of the in situ blocks, and on the ability of each block of feed to cover the cost of stripping waste to access the feed block, utilizing the Lerch-Grossman algorithm.

For the pit design, the targeted minimum mining width was 90 meters and honored the wall slope design provided by Knight Piésold (“KP”). Pit design parameters and final phase designs for Constancia and Pampacancha can be seen in the following Tables and Figures.

Table 15-3: Constancia Pit Design Parameters

Description
Slope angles	2012 KP Slopes
Minimum Mining Width	60 m, with a target of 90 m
Road width	30 m
Catch berms	8 and 9.9m (depending on IRAs)
Bench height	15 m single bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Production maxes at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore

Table 15-4:  Constancia Pit Slope Guidance

Sector		IRA	Overall slope	Face Angles
North	1	45°	40° - 42°	65°
North	2	48°	40° - 42°	65°
East	3	45°	40° - 42°	65°
Southeast	4	45°	40° - 42°	65°
Southwest	5	40°	37°	60°
West	6	40°	37°	60°

Figure 15-3: Constancia Ultimate Pit — Plan View

Table 15-5: Pampacancha Pit Design Parameters

Description	May 2012 Plan
Slope angles	2012 KP – Pre Feasibility Pit Slope Study
Minimum Mining Width	60 m
Road width	30 m
Catch berms	9 and 12m (depending on IRAs)
Bench height	20m double bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	production maxes at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore (combined with Constancia)

Table 15-6: Pampacancha Pit Slope Guidance

Area		IRA	Overall slope	Face Angles
North	1	43°	40°	65°
East	2	43°	40°	65°
South	3	43°	40°	65°
Southwest	4	49°	45°	70°
Northwest	5	49°	45°	70°

Figure 15-4: Pampacancha Ultimate Pit – Plan View

15.2                        MINERAL RESERVES

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 450 million tonnes at a copper equivalent grade of 0.49% supporting a 16 year mine life. The mine plan is such that the process plant is expected to operate to the capacity of the grinding circuit throughout LOM. The plant is expected to process 29 Mt /a (84,500 t/d at 94% availability) of ore. Concentrate production rates average 328,000 t/a over LOM. Constancia and Pampacancha Mineral Reserves are summarized in the following Table 15-7.

Table 15-7: Constancia and Pampacancha Mineral Reserves

Constancia Mineral Reserves - August 8, 2012

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	Eq (1)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves - August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1)	Not accounting for recovery.

The remaining mineral resources shown in the table below are exclusive of the mineral reserves above:

Table 15-8: Constancia and Pampacancha Remaining Resources, Exclusive of Reserves

Constancia Mineral Resources (1) - November 2, 2011

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	Eq (2)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total – Meas. and Ind.	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources (3) - April 2, 2012

Inferred	4	0.41	103	6.2	0.207	0.67

(1)         The Constancia mineral resources are reported at a 0.12% copper cut-off

(2)         Not accounting for recovery.

(3)         The Pampacancha mineral resources are reported at a 0.20% copper cut-off.

The Constancia and Pampacancha Mineral Reserves Estimates provide the optimal ore for feeding the crusher based on the mining rate of up to 80mtpa and the processing rates ~29mtpa.  The first three phases target higher grade ore than the average, to maximize metal production in the first years of the project. The breakdown of the Constancia and Pampacancha mineral reserves by material type is showed in the following Table 15-9.

Table 15-9: Breakdown of Constancia and Pampacancha Reserves by Material Type

Constancia	Tonnes (M)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	% Material
Hypogene	326.5	0.30	0.010	2.94	0.04	81%
Supergene	26.9	0.71	0.010	4.77	0.04	6%
Mixed	23.2	0.49	0.009	3.30	0.04	7%
Skarn	13.5	0.58	0.006	5.24	0.08	3%
HiZinc	12.9	0.38	0.005	5.67	0.06	3%
Total Ore	403	0.35	0.010	3.25	0.04	100%

Pampacancha	Tonnes (M)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	% Material
Skarn	47	0.48	0.015	4.49	0.29	100%
Total Ore	47	0.48	0.015	4.49	0.29	100%

15.2.1              MINERAL RESERVE ECONOMICS

The Economics of the mineral reserves were confirmed by the financial model described in Section 22 of this Technical Report. The financial model confirmed a 14.5 percent internal rate of return, based on a copper price of US$2.75/lb, gold price of US$1,150/oz, silver price of US$23.00 /oz and molybdenum price of US$14.00/lb. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit.

16.0                        MINING METHODS

16.1                        INTRODUCTION

The Constancia Project is a traditional open pit shovel/truck operation with two deposits, Constancia and Pampacancha. The project consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum.  Silver and a small quantity of payable gold will report to the copper concentrate. The Pampacancha deposit, located about 5 Km SE from the Constancia exhibits higher grades of copper and gold and is scheduled to enter into production during 2016.

The Constancia ultimate pit will measure approximately 1.7 km east to west, 1.5 km north to south, and have a maximum depth of approximately 600 m.  The Pampacancha ultimate pit will measure approximately 0.6 km east to west, 1 km north to south, and have a maximum depth of approximately 300 m. There is one primary waste rock facility (WRF), which is located to the south of the Constancia pit and is intended to be used for both deposits.  The processing facility is located approximately 1 km west of the Constancia pit, while the tailings management facility (TMF) is located 3.5 km southwest of the Constancia pit.  The pits and facilities can be seen in Figure 16-1.

The mine production plan contains 599 Mt of waste and 450Mt of ore, yielding a waste to ore stripping ratio of 1.33 to 1. An average LOM mining rate of 65 Mt/a, with a maximum of 80 Mt/a, will be required to provide the assumed nominal process feed rate of approximately 29 Mt/a.  The ore production schedule for the project shows average grades of 0.36% Cu, 0.010% Mo, 0.07 g/t Au and 3.38 g/t Ag. The metal contained in this production plan is approximately 3.6 billion pounds of copper, 100 million pounds of molybdenum, 970 000 ounces of gold and 48.9 million ounces of silver.

Total project mine life (not including construction) is estimated to be 17 years, including 9 months of pre-stripping and 8 months of ramp up. Feed stockpiled during the pre-stripping period will be processed during the first year of plant production.  The priority plant feed will consist of high grade material (HG) and medium grade material (MG). The low grade material (LG) will be fed as needed and will otherwise be sent to the waste rock facility (WRF).

Figure 16-1: Constancia Project — Main Facilities

Total project life is estimated to be 19 years, which consists of 2 years of construction, plus 17 years of mine production, including 3 quarters of pre-stripping and 8 months of production ramp up.

16.2                        GEOTECHNICAL PARAMETERS

16.2.1              CONSTANCIA

Knight Piésold (KP) developed a supplementary geotechnical site investigation program in June 2011 to collect additional geomechanical and hydrogeological data for pit slope design.

Pit slope recommendations have been developed based on the previous geotechnical studies, the 2011 geomechanical data, updated geological and structural model, and the corresponding slope stability analysis results.

KP prepared the geotechnical model for the project. The Constancia pit was split into six sectors, each with different generic slope angles that are based on the internal analysis. A Complex Slope option was used in the optimization, considering these six sectors.

Geotechnical Characterization

The bedrock geology at the Constancia deposit is dominated by the Apurimac Batholith intrusives comprised of monzonites, monzodiorites, and diorites.  Another major rock unit is a sedimentary package consisting of sandstones, siltstones, and limestones from the Arcurquina Formation.  Three geological domains; Sedimentary Rock, Intrusive Rock, and Overburden, were defined mainly based on the origins of each lithological unit.

Large-scale structural features at the Constancia deposit include a series of steeply dipping faults along with heavily altered zones. Two structural domains were defined based on surface mapping data; a heavily faulted/altered zone to the west-southwest and a slightly faulted/altered zone to the north-northeast. Most of the faults and rock mass structures are steeply dipping at various orientations, as determined from surface mapping and oriented drill core data.

The rock mass quality at the Constancia deposit was characterized according to various geomechanical indices using data from drill core and surface mapping. These included: intact rock Unconfined Compressive Strength (UCS), Rock Quality Designation (RQD), and Rock Mass Rating (RMR). The intact rock strengths were found to be STRONG to VERY STRONG.  Combining the intact rock properties and characteristics of the observed rock fabric leads to an overall rock mass quality designation of POOR to FAIR for the Constancia deposit.

Groundwater levels were found to be near surface and the hydraulic conductivity for most rock units ranged from 5x10-4 cm/s to 5x10-6 cm/s.

A geotechnical model was subsequently developed based on the characteristics of pit wall geology, structure, rock mass, and hydrogeology. The model combines three geological domains and two structural domains. The model includes four inferred geotechnical domains as follows:

·                  Domain A – Sedimentary rock

·                  Domain B-I – Slightly faulted intrusive rock

·                  Domain B-II – Heavily faulted intrusive rock, and

·                  Domain C – Overburden.

Slope Stability Analyses

As described above, there are four geotechnical domains. However, two of them have more than one distinguish wall orientations. Therefore, kinematic stability analyses were conducted for six geotechnical sectors, based on wall orientations, geology, structure and rock mass characteristics.

Kinematic stability analyses were conducted to identify possible failure modes in the pit walls. Bench geometries were selected to reduce the potential for small-scale discontinuities to form unstable wedges and blocks which can affect bench face integrity and reduce the effectiveness of the benches.  Wedge type failure appears to be the dominant failure mode of structurally controlled slopes.  Further bench and inter-ramp slope wedge/planar stability analyses were conducted to determine the cumulative failure frequency of bench slopes and factors of safety of potential multiple bench wedges.

Limit equilibrium analyses of the rock mass slope were performed to estimate the factors of safety against large-scale, multiple bench failures through the rock mass.  The rock mass stability analyses indicate that large-scale circular failure in the Constancia Pit can be avoided given the base case assumptions of rock mass strength, blasting disturbance, and pore water conditions.  Aggressive slope depressurization will be required for the middle-lower slopes as the pit deepens.

Pit Slope Design

It is assumed that slopes will consist of single, 15 m high benches. A bench face’s angle varies from 60° to 65°. Slightly flatter bench face angles of 60° are more appropriate for the Southwest Sector where a weaker rock mass is present.

The inter-ramp slope angles will be controlled by large scale structural features and/or bench geometries. A moderate inter-ramp slope angle of 45° is recommended for the Northwest, Northeast and Southeast Sectors.

Table 16-1 below shows the design criteria for the Pit and Table 16-24 lists the configuration of the recommended pit slope configuration for each sector and Figure 16-2 shows the Ultimate Pit Slope Design with the corresponding Geotechnical Sectors.

A flatter inter-ramp angle of 40° is appropriate for the Southwest and West sectors where heavily faulted and weaker rock units are present.

Table 16-1: Constancia Pit Design Parameters

Description
Slope angles	2011 KP Slopes
Minimum Mining Width	60 m, with a target of 90 m
Road width	30 m
Catch berms	8 and 9.9m (depending on IRAs)
Bench height	15 m single bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore

Table 16-2: Constancia Slope Guidance

Area	IRA	Overall slope	Face Angles
North W	45°	40° - 42°	65°
North E	48°	40° - 42°	65°
East	45°	40° - 42°	65°
Southeast	45°	40° - 42°	65°
Southwest	40°	37°	60°
West	40°	37°	60°

Figure 16-2: Constancia Geotech Zones

The maximum height of the inter-ramp slopes should be limited to 200 m.  Additional wider benches (stepouts) and/or haul ramps should be placed to provide access and additional rock protection during pit development.  The overall slope angles are expected to be 3° to 5° flatter than the inter-ramp slopes after the haulage ramps and/or stepouts are incorporated.  The resulting overall slope angles are expected to be in the range of 37° to 42°.

16.2.2              PAMPACANCHA

Knight Piésold Ltd. (KP) completed a Pre-Feasibility Study (PFS) level geotechnical assessment for the proposed Pampacancha pit. An initial site visit and desktop study was completed in April 2012, and the preliminary pit slope recommendations were provided. A supplementary geomechanical and hydrogeological site investigation program was carried out from May to June 2012. Further geotechnical characterization and slope stability analyses were subsequently conducted to refine the pit slope recommendations for the PFS.

Geotechnical Characterization

The Pampacancha deposit is comprised mainly of Tertiary intrusive rocks and Cretaceous sedimentary rocks. The sedimentary rock present at the east side of the deposit consists of Limestone. The intrusive rock forming the base of the deposit consists mainly of Diorite. Skarn, a metamorphic zone developed in the Limestone contact area around igneous rock intrusions, occupies the central portion of the deposit and is the main host of copper mineralization. Post mineralization Monzonite Porphyry is exposed along the west portion of the deposit. A simplified geological model has been developed that incorporates the inferred distribution of five major geological units as indicated below.

· Skarn (SKN)

· Monzonite Porphyry (MP2)

· Diorite Porphyry (PDI)

· Diorite (DIO), and

· Limestone (LMT)

The intact strength of all rock types was found to be STRONG with average Unconfined Compressive Strength (UCS) estimated from Point Load Testing ranging from 65 to 90 MPa. The rock mass quality was characterized as POOR to FAIR with an average Rock Mass Rating (RMR) value of 45 across all units. Based on site observations, the Monzonite Porphyry and Diorite units appear to be the most competent.

The rock mass structural features in the deposit are complex, but were found to be largely steeply dipping or sub-vertical. A north/south trending, steeply dipping fault was identified in the east area of the deposit. Groundwater levels varied between 10 and 20 m in the proposed pit area. The permeability of the rock mass is moderately low with an average hydraulic conductivity value in the order of 1 x 10-7 m/s.

Slope Stability Analyses

The proposed Pampacancha Pit will reach a maximum depth of 250 m. Five design sectors, namely, the North, East, South, Southwest, and Northwest Sectors, were delineated based on wall orientations, projected wall geology, and rock mass characteristics.

Design methods used to analyse appropriate pit slope angles included a kinematic stability assessment and evaluation of the overall rock mass stability. Pit slope geometries for each design sector have been determined based on minimum acceptable criteria for each of these design methods. Stereographic analyses were performed to determine potential kinematic failure modes in the rock slopes.

Rock mass structures are generally favourable for pit development, given the nature of steeply dipping features, and the defined fault has little impact on pit wall stability. Some possible kinematic controls on bench face and inter-ramp angles were evaluated for potential wedge and planar failures; achievable bench face angles are expected to be between 65° and 70°. A bench height of 10 m was assumed for the pit development in accordance with the anticipated mining equipment and a 20-m high double benching configuration is recommended. The kinematically determined inter-ramp slope angles range from 43° to 49°.

Limit equilibrium analyses were performed to assess the rock mass stability of the pit slopes. It was determined that slopes excavated in the Skarn unit will require a flatter inter-ramp slope angle. The analyses indicate that the kinematically determined inter-ramp slopes will be achievable at maximum slope heights if the slopes are fully drained. If higher pore water pressure conditions are assumed, the overall slope angles will need to be 3 to 5 degrees flatter than the applied maximum inter-ramp slope angles in each sector. Recommended overall slope angles range from 40° in the North and East Sectors to 45° in the Southwest and Northwest Sectors. Flatter overall slopes can be achieved by incorporating haulage ramps and/or stepouts into the wall development. Low-damage blasting and slope depressurization are recommended for final wall development.

Pit Slope Angles

For the pit design, the targeted minimum mining width was 60 meters and honored the wall slope design provided by Knight Piésold (PFS Pit Slope Design). The following subsections show the considerations in terms of geotechnical and hydrogeological parameters; Table 16-3 shows the design criteria for the Pit, Table 16-4 lists the configuration of the recommended pit slope configuration for each sector, and Figure 16-3 shows the Ultimate Pit Slope Design with the corresponding Geotechnical Sectors.

Table 16-3: Pampacancha Pit Design Parameters

Description	May 2012 Plan
Slope angles	2012 KP Prefeasibility Slopes Study
Minimum Mining Width	60 m
Road width	30 m
Catch berms	9 and 12m (depending on IRAs)
Bench height	20m double bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore (combined with Constancia)

Table 16-4: Pampacancha Slope Guidance

Area	IRA	Overall slope	Face Angles
North	43°	40°	65°
East	43°	40°	65°
South	43°	40°	65°
Southwest	49°	45°	70°
Northwest	49°	45°	70°

Figure 16-3: Pampacancha Geotech Zones

16.3                        HYDROGEOLOGICAL PARAMETERS

16.3.1              CONSTANCIA

Ground Water International Consulting Hydrogeologists (GWI) carried out 43 Lugeon type permeability tests in the 2008 site investigation program, to determine the hydraulic conductivity of the basement rock in the Constancia deposit area. The results indicate that hydraulic conductivity in the Constancia deposit ranges from 5 x 10-4 to 2 x 10-6 cm/s. GWI also installed eight standpipe piezometers in 2008 drillholes CG-08-03 to CG-08-10. Groundwater levels were measured from these piezometers and showed that the groundwater table ranges between 0.4 m and 26 m depth at the deposit site. Shallower groundwater tables correspond to piezometers located near the marsh bed areas and the deeper groundwater table corresponds to topographically higher locations on the rolling hills within the deposit area.

A supplementary hydrogeological field program was implemented by Golder Associates Ltd. (Golder) in 2011 — 2012.

16.3.2              PAMPACANCHA

The hydrogeological assessment was based on the hydrogeological model and associated numerical model that was developed and used in the 2009 Environmental Impact Assessment (EIA) study for the Constancia pit, with some moderate changes in hydraulic parameters in the area of Pampacancha Pit. These changes were based on the result of more recent geologic mapping by Hudbay in the immediate vicinity of the proposed pit, and hydrogeological testing by Knight Piésold (KP) at three boreholes drilled as part of the investigation for the PFS Geotechnical Study for the Pampacancha pit.

The local groundwater flow direction has been determined to be toward the south and west, and the recharge areas are located to the northeast of the deposit. Limited groundwater level measurement data indicates that the phreatic surface is in the order of 20 m deep at the north side of the Pampacancha deposit. The phreatic surface is expected to be shallower (less than 10 m deep) along the west and south sides of the deposit (Golder, June 2012). In situ permeability tests indicate that the hydraulic conductivity for the relatively competent rock units (Diorite and Monzonite Porphyry) ranges from 2 x 10-9 m/s to 5 x 10-7 m/s. It is anticipated that the hydraulic conductivity of the rock mass is variable due to numerous fractured zones along the lithology contacts and/or multiple fault/shear features. Higher groundwater flow is expected along the fractured zones, geological contacts, and fault zones.

For the ultimate pit extent, the predicted groundwater inflow to the pit was approximately 500 m3/day. Considering the uncertainty in the understanding of groundwater conditions adjacent to this point, the actual inflow could range between 350 m3/day and 1250 m3/day.

16.4                        PIT DESIGN

The Constancia and Pampacancha whittle pit shells formed the basis of a detailed pit design (toe, crest, and ramping system). Detailed designs were developed for the intermediate phases and ultimate Pits.

16.4.1              CONSTANCIA

Tables 16-5 and 16-6 show the pit design criteria for the intermediate phases and ultimate pit for the Constancia deposit.

Table 16-5: Constancia Pit Design Parameters

Description
Slope angles	2012 KP Slopes
Minimum Mining Width	60 m, with a target of 90 m
Road width	30 m
Catch berms	8 and 9.9m (depending on IRAs)
Bench height	15 m single bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore

Table 16-6: Constancia Pit Slope Guidance

Sector	IRA	Overall slope	Face Angles
North W	45°	40° - 42°	65°
North E	48°	40° - 42°	65°
East	45°	40° - 42°	65°
Southeast	45°	40° - 42°	65°
Southwest	40°	37°	60°
West	40°	37°	60°

16.4.2                      PAMPACANCHA

Tables 16-7 and 16-8 show the Pit Design Criteria for the Pampacancha pit. One Phase was considered for this pit according economical, geotechnical and operative parameters.

Table 16-7: Pampacancha Pit Design Parameters

Description	May 2012 Plan
Slope angles	2012 KP – Pre Feasibility Pit Slope Study
Minimum Mining Width	60 m
Road width	30 m
Catch berms	9 and 12m (depending on IRAs)
Bench height	20m double bench
Ramp design grade	10%
Other	Last 4 benches will be designed as single lane (15 m) with 10% ramp
Annual production	Maximum Production at 80 Mt/year between both pits
Process production	+/- 29 Mt/yr ore (combined with Constancia)

Table 16-8: Pampacancha Pit Slope Guidance

Area	IRA	Overall slope	Face Angles
North	43°	40°	65°
East	43°	40°	65°
South	43°	40°	65°
Southwest	49°	45°	70°
Northwest	49°	45°	70°

16.5                        MINE PHASES

16.5.1              CONSTANCIA

The ultimate pits have been divided into 6 phases to facilitate the early extraction of the most profitable feed and/or minimize the waste stripping.  All phases are designed to provide the optimal ore for feeding the crusher based on the mining rate of up to 80mtpa and processing rates of ~29mtpa. The final configuration is showed in figures 16-4 and 16-5, for plan and sectional view. Individual mine phases are shown in Figure 16-6 and the breakdown of each phase is shown in Table 16-9.

Figure 16-4: Plan View Constancia Pit Phases

Figure 16-5: Section AA´ View Constancia Pit Phases

The breakdown of plan by phases can be seen in Figures 16-6 to 6-11 and Table 16-9respectively.

Figure 16-6: Constancia Phases 1- 6

Table 16-9: Constancia Breakdown of Phases

Constancia Pit	Ore Mdmt	Cu %	Mo %	Ag g/t	Au g/t	Waste	Total	Strip Ratio
Phase 1	57.5	0.53	0.011	3.68	0.04	61.37	118.87	1.07
Phase 2	77	0.37	0.011	3.34	0.04	91.09	168.09	1.18
Phase 3 (San Jose)	10	0.45	0.007	3.93	0.09	21.71	31.71	2.17
Phase 4	93.5	0.31	0.010	3.54	0.04	179.81	273.31	1.92
Phase 5	45	0.30	0.009	3.03	0.04	63.61	108.61	1.41
Phase 6	120	0.29	0.008	2.79	0.04	110.59	230.59	0.92
Total	403	0.35	0.010	3.25	0.04	528.18	931.18	1.31

16.5.2              PAMPACANCHA

The Pampacancha ore is assumed to be composed of 100% skarn material at this time. According to economical, geotechnical and operative parameters, only one phase has been developed for this satellite pit. The final configuration is shown in Figure 16-9, for plan view.

Figure 16-7: Plan View Constancia Pit Phases

Table 16-10: Pampacancha Phase

Pampacancha Pit	Ore Mdmt	Cu %	Mo %	Ag g/t	Au g/t	Waste	Total	Strip Ratio
Phase 1	47	0.48	0.015	4.49	0.29	70.89	117.89	1.50
Total	47	0.48	0.015	4.49	0.29	70.89	117.89	1.50

16.6                        MINE AND PROCESS SCHEDULE

16.6.1              MINE PRE – PRODUCTION

Mine Infrastructure

The Constancia Project is expected to have all necessary infrastructure for a large mine operation. Mining related infrastructure is expected to include a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, and electrical power distribution and substations to support construction and mine operations.

Primary Access

For Constancia, mine road construction is expected to begin in the second quarter of 2013 and it is expected to require the construction of approximately 9 kilometers of haul roads during a six month period.  Haul road access to pit phases 2 through 4 is expected to be constructed during 2015 and will require the construction of 4.4 kilometers of Haul roads.

For Pampacancha, mine road construction is expected to begin in the third quarter of 2015 and is expected to require the construction of approximately 4.5 kilometers of haul roads during a six month period.

Pre-Stripping

The Pre-stripping is expected to commence in November 2013, nine months before the initial start-up of the process plant.

Feed mined during pre-stripping will be stockpiled. Initial pre-stripping of 31 Mt of waste material is expected to be required before there are expected to be continuous access to feed grade mineralization. During pre-stripping, 16.5 Mt of Non Acid Generating material (NAG) will be mined. This material will be required for the access roads, tailings dam and other construction facilities.

Mill Ramp-Up

The mining ramp up rate is based on 50% availability of the three shovels in the first month, and 100% of availability of the shovel in the second month, with the erections starting one after another. Having the following configuration per month in terms of Tonnage:

·	Month1	0.8 Mt
·	Month2	1.6 Mt
·	Month3	2.4 Mt
·	Month4	3.2 Mt
·	Month5	4.0 Mt
·	Month6	5.0 Mt

The mill production schedule followed the ramp up assumptions detailed in Table 16-11 with the production rates based on Table 16-9.

Table 16-11: Mill Ramp Up Schedule

Month	Target	% of Expected Recovery
Month 1	45%	20%
Month 2	66%	50%
Month 3	66%	70%
Month 4	79%	80%
Month 5	79%	85%
Month 6	92%	90%
Month 7	92%	95%
Month 8	92%	100%

Table 16-12: Tonnage Formulas

Yr	Revisited MA	Throughput
1	94%	7.63
2	94%	28.03
3	94%	28.99
4	94%	28.99

16.6.2              PRODUCTION SCHEDULE

The mine production plan contains 599 Mt of waste, and 450Mt of ore, yielding a waste to ore stripping ratio of 1.33 to 1. An average LOM mining rate of 65 Mt/a, with a maximum of 80 Mt/a, will be required to provide the assumed nominal process feed rate of approximately 29 Mt/a.  The ore production schedule for the project shows average grades of 0.36% Cu, 0.010% Mo, 0.07 g/t Au and 3.38 g/t Ag. The metal contained in this production plan is approximately 3.6 billion pounds of copper, 100 million pounds of molybdenum, 970 000 ounces of gold and 48.9 million ounces of silver.

Total project mine life (not including construction) is estimated to be 17 years, including 9 months of pre-stripping and 8 months of ramp up. Feed stockpiled during the pre-stripping period will be processed during the first year of plant production.  The priority plant feed will consist of high grade material (HG) and medium grade material (MG). The low grade material (LG) will be fed as needed and will otherwise be sent to the waste rock facility (WRF).

Figure 16.8 and 16.9 set out the anticipated production schedule by year for ore and waste and by ore type, respectively, while Table 16-13 sets out the mine production schedule by year for additional details.

Figure 16-8: Mine Production Schedule

Figure 16-9: Mine Production Schedule by Ore Type

Table 16-13: Mine Production Schedule

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	TOTAL
Ore Mined		9,374,051	27,412,337	30,583,876	29,836,486	28,135,615	28,944,021	29,490,042	28,216,189	29,591,327	28,476,002	30,098,804	28,645,101	26,979,534	28,660,326	30,186,709	28,506,635	6,771,806	449,908,862
Cu %		0.52	0.59	0.43	0.37	0.47	0.48	0.36	0.33	0.32	0.31	0.31	0.30	0.28	0.26	0.27	0.32	0.40	0.36
Zn %		0.10	0.08	0.08	0.09	0.10	0.10	0.08	0.10	0.08	0.08	0.07	0.09	0.08	0.09	0.08	0.10	0.19	0.09
Mo %		0.008	0.011	0.012	0.010	0.013	0.012	0.010	0.009	0.011	0.012	0.012	0.009	0.009	0.008	0.007	0.007	0.008	0.010
Pb %		0.03	0.04	0.04	0.04	0.04	0.05	0.04	0.04	0.04	0.04	0.05	0.03	0.03	0.03	0.03	0.02	0.05	0.04
Au g/t		0.06	0.05	0.06	0.08	0.23	0.18	0.04	0.05	0.04	0.03	0.05	0.04	0.04	0.04	0.04	0.04	0.05	0.07
Ag g/t		3.58	4.04	3.71	3.17	4.23	4.90	3.30	3.57	3.13	3.30	3.21	2.82	2.81	2.84	2.77	2.73	3.74	3.38
Ore Milled		7,638,000	28,031,925	28,990,125	28,990,125	28,990,125	28,982,017	28,990,124	28,990,125	28,990,125	28,990,125	28,990,125	28,990,125	28,990,125	28,990,125	28,990,125	28,990,125	8,385,294	449,908,862
Ore Rehandle		1,279,953	3,847,431	1,531,067	406,719	869,588	336,229	49,965	1,165,990	2,124	997,462	24	1,588,924	3,240,785	1,198,439	675,281	2,095,399	1,613,488	20,898,869
Waste	2,389,879	44,053,724	37,699,285	47,029,129	49,825,968	49,663,584	50,913,323	50,759,992	48,285,639	40,406,549	40,867,656	39,901,173	43,551,472	22,195,405	15,726,124	8,960,276	6,368,831	479,282	599,077,290
Total Movement	2,389,879	54,707,728	68,959,053	79,144,072	80,069,173	78,668,787	80,193,573	80,300,000	77,667,819	70,000,000	70,341,121	70,000,000	73,785,497	52,415,724	45,584,889	39,822,266	36,970,864	8,864,577	1,069,885,021

16.7                        WASTE ROCK FACILITY

The PAG-WRF with its components, Non PAG Stockpile and the Topsoil Stockpile are shown in the Figure 16-10.

Figure 16-10: Mine Components

16.7.1              PAG - WRF

The Potentially Acid Generating Waste Rock Facility (PAG - WRF) is located in Cunahuire Valley east of the Constancia pit and provides storage for 560 Mt of PAG waste based on the mine plan received from Hudbay on May 11-13, 2012 (May mine plan). It has a placed density of 1.9 t/m3; resulting in a total volume of 295 Mm3. Under the May mine plan, 100% of the Pampacancha waste is considered PAG. This is a conservative assumption that might represent an opportunity in the future.

Table 16-14: WRF Design Parameters

Parameter	Unit	Value
Level Lift	m	20
Berm Width	m	32
Angle of Repose	°	36
Overall Angle	°	18.5
Ramp Width	m	30
Dry Density	t/m3	1.9
Max. dump Height	m	220
Toe Distance from Pit	m	100

PAG — WRF Retention Pond

The Waste Rock Facility Retention Pond is located downstream from the WRF in the Cunahuiri Valley.  The pond provides energy dissipation for surface water reporting to the downstream WRF Containment Pond via overland flows and the contact diversion channels and protects the WRF Containment Pond from possible falling waste rock and sedimentation.  It has a design capacity of approximately 24,000 m3 for the initial 7 years of operation (July 2014 through 2021).

PAG — WRF Containment Pond

The Waste Rock Facility Containment Pond is located downstream from the WRF Retention Pond in the Cunahuiri Valley.  The pond provides storage capacity for surface runoff, direct precipitation and seepage collected from the WRF and its contact diversion channels. The pond will also store Acid Rock Drainage (ARD) water, which will be pumped to a lime neutralization facility at the process plant prior to its eventual use in the process plant.  A foundation grout curtain is to be incorporated into the embankment foundation to minimize seepage.

The pond design capacity is approximately 600,000 m3 for the initial 7 years of operation (July 2014 through 2021) to accommodate the maximum operational volume and has additional storage to accommodate as 100-year/24-hr storm event. The capacity of these ponds will be reassessed for later years of operation due to the potential expansion of the WRF.

PAG — WRF Channels

Non-Contact Channels are sized to accommodate a 200-year/24-hour storm event with an additional freeboard or a 500-year/24-hr storm event with no allowance for a freeboard.

PAG — WRF Pumping System

The pumping system between the WRF Containment Pond and the treatment plant will be designed to pump ARD water from within the pond to the lime neutralization facility. This pumping rate should be such that the WRF Containment Pond water level will be maintained at or below the maximum operational water level.

16.7.2              NON-PAG STOCKPILE

The Non-PAG Stockpile facility has a design storage capacity of 27 Mt (14 Mm3 at 1.9 t/m3).  Primarily, Non-PAG waste rock is to be used for the construction of various construction roads, access roads, and haul roads as well as the Tailings Management Facility (TMF) embankment.

Excess Non-PAG waste will be placed within a temporary stockpile located 1 km southwest of the Constancia Pit. Around 20 Mt of NAG materials will be stored at approximately 250 meters west of the waste dump.

16.7.3              TOPSOIL STOCKPILE

The Topsoil Stockpile is located in the Cunahuire Valley downstream of the WRF Containment Pond and has a design storage capacity of 4.7 Mm3.  This stockpile stores topsoil excavated during construction activities. Topsoil will be used throughout operations for progressive closure of various facilities.

16.8                        MINE FLEET ASSESSMENT

The Constancia Project is expected to have all necessary infrastructure for a large mine operation. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, and electrical power distribution and substations to support construction and mine operations.

Caterpillar 793F haulage trucks and Hitachi EX-5600 shovels were selected as the most suitable equipment for the Project. The selection criterion was based on flexibility, commercial terms, service terms and prices.

The required mining fleet for the operation can be seen in Tables 16-15 and 16-16.

Table 16-15: Total Mine Fleet Requirement

Type	Quantity Total Fleet
Shovel Hitachi EX5600-6 27m3	3
Dump Truck CAT 793F	30
FEL CAT 994F	2
Production Drill Diesel SKL	3
Pre-split Drill ROC L8	1
Track Dozers D10	2
Wheel Dozers 854K	1
Graders 24M	2
Water Truck CAT 777	2
Excavator General Duties CAT 345	1
Integrated Tool Carrier	1
Tire Handler	1
Lube Truck	1
Fuel Tanker	1
Low Loader	1
Simulator	1
Cranes 25 ton	1
Genset	1
Pumping System	1

Table 16-16: Mine Fleet Requirement

Activity	Equipment Description	2013/2014	2014	2015	2016	2017	2018	2019	2020	2021
		Y -1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8
Drilling	SKL Drill Rig	2	2	3	3	3	3	3	3	3
	ROC L8	0	1	1	1	1	1	1	1	1
Loading	Shovel EX5600-6	3	3	3	3	3	3	3	3	3
	CAT 994H	0	1	1	2	2	2	2	2	2
Hauling	CAT 793F - 227 tonne	15	15	19	26	30	30	28	28	28
Ancillary	Bulldozer CAT D10T	2	2	2	2	2	2	2	2	2
	Wheeldozer CAT 854H	1	1	1	1	1	1	1	1	1
	Grader CAT 24M	2	2	2	2	2	2	2	2	2
	Water Truck CAT 777	2	2	2	2	2	2	2	2	2
	Lube Truck CAT 777	1	1	1	1	1	1	1	1	1
	Diesel Truck CAT 777	1	1	1	1	1	1	1	1	1
	CAT 345	1	1	1	1	1	1	1	1	1

Activity	Equipment Description	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total Qty
		Y 9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Drilling	SKL Drill Rig	3	3	3	3	2	2	2	2	2	3
	ROC L8	1	1	1	1	1	1	1	1	1	1
Loading	Shovel EX5600-6	3	3	3	3	2	2	2	2	2	3
	CAT 994H	2	2	2	2	1	1	1	1	1	2
Hauling	CAT 793F – 227 tonne	28	28	28	27	21	18	16	16	16	30
Ancillary	Bulldozer CAT D10	2	2	2	2	2	2	2	2	2	2
	Wheeldozer CAT 854H	1	1	1	1	1	1	1	1	1	1
	Grader CAT 24M	2	2	2	2	2	2	2	2	2	2
	Water Truck CAT 777	2	2	2	2	2	2	2	2	2	2
	Lube Truck CAT 777	1	1	1	1	1	1	1	1	1	1
	Diesel Truck CAT 777	1	1	1	1	1	1	1	1	1	1
	CAT 345	1	1	1	1	1	1	1	1	1	1

16.9                        MINE UNIT OPERATIONS

16.9.1              DRILLING

Primary Drilling (Or Production)

For primary drilling production, a single — pass 251 (or 9 7/8”) millimetre diameter drill is planned to be matched with each shovel. After the evaluation of equipment dimensioning, three SKL were sized in order to achieve the planned production regarding the mine plans. The penetration ratio of the drill is approximately 27 m/Hr.

Secondary Drilling

All long term pit walls (more than six months) will require pre-split blasting to ensure stability. A Roc L8 was selected to perform this function. The mine equipment assessment called for a drill with at least a 156 millimetre diameter capability. The penetration ratio of the ROC L8 is approximately 26.5 m/Hr.

Drill Patterns and Parameters

Drill patterns were designed only for ORE and WASTE, based on the geomechanical characterization made by Knight Piésold in Nov 2011 for Constancia and in June 2012 for Pampacancha.

Tables 16-17 and 16-18 show the parameters for the two kinds of drilling, production and pre-splitting.

Table 16-17: Primary Drilling Parameters - SKL

Parameter	Unit	Ore	Waste
Burden	m	7.0	7.8
Spacing	m	8.0	9.0
Bench Height	m	15.0	15.0
Over Drilling	m	1.5	1.5
Density	t/BCM	2.56	2.62
Tonnage to Remove	t/Hole	2,137	2,768

Table 16-18: Secondary Drilling Parameters — Roc L8

Parameter	Unit	Ore/Waste
Spacing	m	3
Bench Height	m	15.0
Over Drilling	m	0.5
Density	t/BCM	2.56 O / 2.62 W

16.9.2              BLASTING

For wet and dry holes, Heavy ANFO 64 (60% of Emulsion and 40% of ANFO) is expected to be used. Based on the evaluation of productivities, powder factors are estimated to be about 331 grams per tonne for Ore and 255 grams per tonne for Waste.

The estimated blast design, explosive type, and powder factors for the Constancia Project were based on the Geomechanical Characterization of the Constancia and Pampacancha areas. Table 16-19 lists the blast parameters for the blasting, based on the required production according to the mine plans.

Table 16-19: Blast Patterns, Production and Pre-Split

		Production Holes		Pre- Split
Parameters	Unit	Ore	Waste	holes
Explosive	—	HA64	HA64	HA64
Explosive Density	Kg/lt	1.30	1.30	1.20
Hole Diameter	Inches	9.88	9.88	5.00
Volume Capacity	Lt/m	49.41	49.41	12.67
Charge Length	ml	11.01	11.00	1.12
Linear Charge	Kg/m	64.24	64.24	15.20
Explosive Charge	Kg	707.09	706.49	17.01
Powder Factor	Kg/tonne	0.33	0.26	—
Stemming	ml	5.00	5.00	14.40

The overview of blasting practices includes the explosives supply and transportation to the hole, loading, stemming, tie-in, evacuation of work areas affected by the blast, and ignition of the blast.

16.9.3              LOADING

The primary units will be 27 m3 (Hitachi EX5600-6) shovels, which are well-matched to the 227-tonne haulage trucks. A 19 m3 (CAT 994H) loader will complement these shovels. The loader will also be required to provide flexibility for blending purposes. Pampacancha is expected to enter into production in 2016, and for the start-up of the Pampacancha pit, a loader will be required to start the mining activities.

All phases have been designed to achieve high productivity, taking advantage of double-side loading and working in faces of at least 90 metres in width.

Tables 16-20 and 16-21 list the parameters for loading operation.

Table 16-20: Loading Parameters, Shovel Hitachi EX 5600-6

Parameters	Unit	Ore	Waste
Bucket Capacity	m3	27.0	27.0
Pass Cycle	Sec	32	32
First Cycle	Min	0.1	0.1
Truck Changeover	Min	0.83	0.83
Loading Cycle time	Min	3.1	3.1
Productivity	Tonne/Hr	3,483	3,649
Number of Buckets to fill the 793F Truck	passes	5	5

Table 16-21: Loading Parameters, Loader CAT 994H

Parameters	Unit	Ore	Waste
Bucket Capacity	m3	19.0	19.0
Pass Cycle	Sec	46	46
First Cycle	Min	0.1	0.1
Truck Changeover	Min	0.83	0.83
Loading Cycle time	Min	5.5	5.5
Productivity	Tonne/Hr	2,083	2,015
Number of Buckets to fill the 793F Truck	passes	7	7

16.9.4              HAULING

Longer term, ore and waste are expected to be transported by 227-tonne capacity haul trucks (CAT 793F). The use of the ultra-class trucks will minimize road congestion, labour requirements, and operating costs. Trucks with a 227-tonne capacity require a minimum haulage road width of 30 metres. Haulage routes were determined to estimate productivities and operating hours required by year.

Table 16-22 describes the parameters of hauling for the CAT 793F haul trucks.

Table 16-22: Hauling Parameters, Loader CAT 994H and Haul Roads

Parameters	Unit	Ore/Waste
Capacity by Weight	Tonnes	227
Discharge	Min	1.5 (Dump)
	Min	1.8 (ROM)
Rolling Resistance Pit/WRF/Dumping Area	%	3
Main Haulage Route	%	2
Loose Density	Tonne/m3	2
Swell Factor	%	35
Bucket fill Factor	%	90

16.10                 MINING LOSSES AND DILUTION

Constancia is a massive copper porphyry deposit and hence is amenable to conventional bulk mining techniques using shovels and trucks. The massive nature of the ore body also means that mining dilution and ore loss are not expected to be significant issues.

In addition, the regularized NSR block models, which was created to simulate the actual mining practice by regularising the SMU block size, was considered a diluted model and no additional dilution and loss factors were applied during the optimization procedure.

17.0                        RECOVERY METHODS

17.1                        INTRODUCTION

17.1.1              GENERAL LAYOUT AND DESCRIPTION

The process plant and facilities have been designed by Ausenco engineers in Australia, Canada and Peru.  The design was based on the GRDMinproc DFS design, with one phase of optimization of the comminution circuit, followed by front end engineering and design (FEED) and is now in detailed engineering as part of the EPCM contract with Ausenco.

The layout of the mine, processing plant, waste dumps, and tailings facilities are shown in Figure 17-1. The process plant is located to the west of the open pit mine, with the TMF located approximately 3 km south of the plant.  The PAG WRF is located adjacent to the pit.  Road access to the process plant and pit is from a connection to the existing north-south road 2 km to the western side of the plant. The construction and operations accommodation camp is located within walking distance of the process plant.

The mine is sited in hilly terrain.  The plant site has been selected as being the closest site available to the mine that is both economical and practical to develop, but significant earthworks are required to establish a multi-tiered pad.  Major plant areas are all located on in-situ material, i.e. constructed on cut. Some general buildings are constructed on engineered embankment.  A suitably sized construction laydown area is provided for the establishment of management offices and construction requirements.

The crushing facility is benched into the hillside to minimise expensive ROM pad construction. The layout allows the crushing facility to be free-draining ensuring practical and economical maintenance.

The mine office and workshops are located immediately to the north of the process plant, and is located outside the 500 m designated blast zone from the pit boundary.

Figure 17-1: Site Layout

17.1.2              FACILITY DESCRIPTION

The plant is designed to process 76,000 tpd of ore (25.33 Mtpa at 91.3% plant availability) from the Constancia and San José ore bodies. In early 2012, Ausenco reviewed the processing plant and ancillary equipment design, resulting in the potential capacity moving from the originally designed throughput of 76,000 tpd at 91.3% availability to 85,000 tpd at 94% availability. This increased capacity is expected to require very little additional capital.

Annual concentrate production rates are expected to ramp up from 350,000 tpa in Year 1 year to a peak of 450,000 tpa in Year 3. Production then drops to around 300,000 tpa until Year 10, after which it falls to 200,000 tpa and below until mine closure in Year 15.

The primary crusher, belt conveyors, thickeners, tanks, pebble crushers, flotation cells, mills and various other types of equipment will be located outdoors without buildings or enclosures.  To facilitate the appropriate level of operation and maintenance, molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage will be housed in clad structural steel buildings.

Ausenco designed the processing facilities according to the process design criteria in Table 17-1.

Table 17-1: Key Process Design Criteria

Plant Design Capacity	Mt/a	25.3
Copper feed grade	Max, Cu %	0.79
Copper feed grade	Average, Cu %	0.39
Molybdenum feed grade	Max, Mo g/t	202
Molybdenum feed grade	Average, Mo g/t	105
Primary crushing availability	%	75
Grinding availability	%	91.3
Design Bond Ball Work Index	kW-h/t	15.9
Primary crusher size	Inches kW	60 x 113 600
SAG mill size	Feet kW	36 x 24 16,000 x 2
Ball mill size	Feet kW	26 x 40 16,000 x 2
Rougher flotation cells	m³, nominal Number	300 12 + 2
Flotation cleaning column Stages 2 mechanical + 1 column	Stages	2 mechanical + 1
Bulk concentrate thickener diameter	M	24

Copper concentrate thickener diameter	M	24
Molybdenum concentrate thickener diameter	M	4
Tailings thickener diameter	m	75

The plant has been designed in 3D, allowing for rapid collaboration and easy review.  A view of the plant in 3D is given in Figure 17-2. The process flowsheet, set out in Figure 17-3, for the Constancia recovery process is similar to other major Copper-Molybdenum plants in Latin America.

Figure 17-2:  3D view of the concentrator

Figure 17-3:  Process flow diagram

PRIMARY CRUSHER
STOCKPILE FEED CONVEYOR
STOCKPILE
RECLAIM FEEDER Nos. 3 & 4
RECLAIM FEEDER Nos. 1 & 2
PRIMARY CRUSHING
PEBBLE CRUSHER No. 1
PEBBLE CRUSHER No. 2
SAG MILL FEED CONVEYOR No. 1
SAG MILL FEED CONVEYOR No. 2
SAG MILL No. 1
SAG MILL No. 2
BALL MILL No. 1
BALL MILL No. 2
PRIMARY GRINDING CYCLONE No. 1
PRIMARY GRINDING CYCLONE No. 2
GRINDING
L1 COPPER ROUGHER FLOTATION
L2 COPPER ROUGHER FLOTATION
ROUGHER FLOTATION
COPPER REGRIND CYCLONE
COPPER REGRIND MILL
COPPER REGRIND
TAILINGS THICKENER
TAILINGS THICKENING
TAILINGS DAM
TAILINGS RETURN WATER TANK
PROCESS WATER TO POND
COPPER CLEANER CONDITIONING TANK
COPPER CLEANER 1 FLOTATION
COPPER CLEANER SCAVENGER FLOTATION
COPPER CLEANER 2 FLOTATION
COPPER CLEANER 3 FLOTATION COLUMNS
CLEANER FLOTATION
Cu-Mo CONCENTRATE THICKENER
Cu-Mo CONCENTRATE THICKENING
MOLYBDENUM CLEANER 5 JAMESON CELL
MOLYBDENUM CLEANER 4 FLOTATION
MOLYBDENUM CLEANER THICKENER
MOLYBDENUM CLEANER 3 FLOTATION
MOLYBDENUM CLEANER 1 CONDITIONING TANK
MOLYBDENUM CLEANER 2 FLOTATION
MOLYBDENUM CLEANER 2 CONDITIONING TANK
MOLYBDENUM CLEANER 1 FLOTATION
MOLYBDENUM CLEANER SCAVENGER FLOTATION
MOLYBDENUM ROUGHER FLOTATION
MOLYBDENUM ROUGHER CONDITIONING TANK
MOLYBDENUM FLOTATION
MOLYBDENUM FILTER FEED TANK
MOLYBDENUM CONCENTRATE FILTER
MOLYBDENUM CONCENTRATE DRYER
MOLYBDENUM CONCENTRATE STORAGE BIN
Mo CONCENTRATE TO PORT
MOLYBDENUM CONCENTRATE HANDLING
COPPER CONCENTRATE THICKENER
COPPER FILTER FEED TANKS
COPPER CONCENTRATE FILTERS
CONCENTRATE STOCKPILE
Cu CONCENTRATE TO PORT
COPPER CONCENTRATE THICKENING & FILTRATION

17.1.3              THROUGHPUT OPTIMIZATION

In 2012, considerable effort was made by Ausenco and Hudbay to re-evaluate the actual throughput capacity of the processing facilities.  Higher throughput has been predicted for mine planning and financial planning purposes, based on the following points:

(i)        While the process designs criteria were 76,000 t/d at 91.3% availability, it was determined that 93 to 94% availability could be achieved if good maintenance and operating practices were in place.

(ii)       The SAG mill throughput was constrained by the competency of the hypogene ore type, but further review showed that much of this domain had very low rock quality (RQD).  Therefore SAG milling is expected to require less energy per tonne, thus increasing the overall throughput.

(iii)      The grind size was relaxed for the hypogene ore type from P80 106 to 130 µm.

(iv)     In most of the equipment, including the flotation cells, filters, thickeners, pipes and pumps, no extra capital expense was required to project this higher throughput as it was already within the considered design factors.

Therefore, the nominal throughput that has been considered for mine planning and the financial model is 85,000t/d.

17.2                        PROCESSING PLANT — GENERAL

The general layout of the processing plant is shown in Figure 17-4.

Figure 17-4: Processing Plant Layout

The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants.  The major objective is to make the best possible use of the natural ground contours to minimise pumping requirements by using gravity flows and also to reduce the height of steel structures.

To optimise the cost of the major footings for the SAG mill, the height of the SAG mill above grade has been minimised by locating the cyclone feed sump as low as possible.  The mill cyclones have been located so that the cyclone overflow can gravitate into the rougher conditioning tank.

At the tailing end of the flotation bank, the copper tailings thickener has also been located to facilitate gravity flow and eliminate the requirement for another large set of pumps.

Due consideration has been given to the layout of the molybdenum plant to facilitate good housekeeping and occupational health and safety requirements. The robust nature of the molybdenum bearing froth very often results in difficult housekeeping conditions within the work area and the use of sodium hydrogen sulphide (NaHS) for copper depression and separation from molybdenum concentrate has the potential to generate hydrogen sulphide (H2S) gas.

The copper and molybdenum plants are independent of each other and separated by a reasonable distance.  Further, the molybdenum concentrator is sited downwind of major high occupancy plant areas (prevailing wind on site is from the north).

Similarly, the reagents area can release hazardous gases and so is located downwind of high occupancy plant areas, but close enough to the flotation area to avoid long runs of piping.

Rainwater runoff and general spillages from the processing plant are fully contained and directed to the dirty water sediment pond.  Again, the natural fall of the site is used to direct flow to this pond, located at the western end of the site at the lowest point, to avoid the need for pumps.

Wherever possible, major substations and motor control center (MCCs) have been located as close as possible to the drives to minimise cable run lengths.

17.3                        BUILDINGS

The following buildings are expected to be part of the facilities:

1.              A plant gatehouse.

2.              Construction offices.  After construction, these major office facilities will be available for plant operations to use.

3.              Warehouse and workshop.  This combined building will have areas for mechanical and electronic workshops, heavy equipment maintenance, inside and outside supplies storage and associated offices.  Above the maintenance and warehouse offices there will be a second floor with more offices and meeting spaces.

4.              A plant office building with the control room, server room, a DCS engineering station and a shift boss office.

5.              A combined chemical and metallurgical laboratory building.

6.              A crusher control room.

7.              A combined copper concentrate filtration and storage building.

8.              A molybdenum concentrate packing plant shed.

17.4                        CRUSHING

17.4.1              CRUSHING

A 60” x 113” gyratory crusher will receive ROM of up to 1 m in size and reduce it to less than 125 mm (Figure 17-5). A variable speed belt feeder delivers ore from the crusher chamber to the coarse ore stockpile feed conveyor.  The site mobile crane will be used for major crusher maintenance.  A drive-in dump pocket will make it possible to clear the crusher with a small FEL or bobcat.

Figure 17-5: Primary Crusher Isometric View

The selected crusher is an FLSmidth 60” x 113” gyratory crusher with a 1000 kW motor.  This is likely to be under-utilized for most of the highly fractured ore, but will ensure throughput when processing an area of competent rock.

The ROM bin and crusher surge pocket has the volume to hold 1.6 truck loads.

17.4.2              CRUSHED ORE STOCKPILE AND RECLAIM

The grinding circuit requires two SAG mill feed conveyors (Figure 17-6).  Dual reclaim chambers (near-parallel) will be used to house a total of four apron feeders that will draw ore from the crushed ore stockpile to the SAG mill feed conveyors. A secondary egress or emergency tunnel is achieved through the connection of the two reclaim chambers.

Figure 17-6: Coarse Ore Stockpile Isometric View

17.5                        GRINDING

The grinding circuit consists of two trains of grinding mills, each train identical, treating 1584 t/h (Figure 17-7).  Each train consists of a single FLSmidth semi-autogenous grinding (SAG) mill, a ball mill and a pebble crusher (SABC).  The ball mills are operated in closed circuit with a FLSmidth (Krebbs) cyclone cluster to produce a product from the grinding circuit of 80% passing 106 µm.

The SAG mills are fitted with a dual pinion drive system and are driven by a variable-speed drive comprised of a SER hyper-synchronous drive.  The SAG mills are 11 m (36’) dia, 7.3 m EGL (24’).  Each SAG mill is driven by two 8 MW motors.  The 16 MW, twin pinion, SAG mills were selected over the equivalent GMD to reduce both capital and commissioning costs.

The 16 MW ball mills selected are fitted with twin pinion drives operated at fixed speed.  The mills are 7.9 m (26’) dia, 12.4 m EGL (40’).  Like the SAG mills, each ball mill is driven by two, 8 MW motors.  Each of the eight mill motors are interchangeable, and started using conventional liquid resistant starter circuits (although once started, the SAG mill SER system takes over control enabling limited variable speed control).  The commonality of motors reduces the number of maintenance spares required to be held on site.

The pebble crushers are only expected to be needed after Year 3 of operations, so their installation will be deferred.  Each of the two pebble crushers is fitted with a 600 kW drive.  Hydrocone crushers were selected for their capability of adjusting the closed side setting depending on power demand. This increases the flexibility of the machines and reduces the need for pebble storage prior to the crusher.

Each grinding train has a single (duty only), 1.5 MW Warman 650 MCR M200 variable speed cyclone feed pump.  A full rotable spare assembly is held on site and changed out when required.  The layout allows for the flexibility to recycle cyclone underflow to the SAG mills; a single “drive-on” grinding floor; a simple cyclone tower; clear access to the wet end pumps; and clear access to scats clean-up from the ball mill.

Figure 17-7: Grinding circuit isometric view

The capital cost was reduced by not installing standby cyclone feed pumps.  It is anticipated that during the start of operations there may be unscheduled stoppages when these pumps fail and have to be replaced on the fly.  Spare units ready to be installed are expected to be installed in approximately six hours.  Easy access by mobile cranes is provided and it is anticipated that it will be possible to only change the wet end of the pump, reducing time lost to motor alignment.

17.6                        COPPER-MOLYBDENUM FLOTATION

The function of the copper flotation area (Figure 17-8) is to recover copper and molybdenum into a copper/molybdenum concentrate, reject zinc to the cleaner scavenger tailings stream and reject coarse non-sulphide gangue to the rougher tailings.

Each grinding circuit line is conditioned with slaked lime to ensure the circuit pH is maintained at its set value.

Cyclone overflow from each of the primary grinding hydrocyclones reports via gravity to the corresponding bulk rougher circuit. FLSmidth Krebs gMAX 26 cyclones are expected to be used. The bulk flotation consists of two copper rougher flotation banks each consisting of seven 300 m3 mechanical flotation cells, operated at a pH of 10.  These produce a bulk concentrate containing copper, silver, gold and molybdenum which reports to the regrind cyclone feed sump.  The bulk tailings flow by gravity to the tailings thickener for eventual disposal at the TMF.  Spillage and water are removed by two rougher flotation area sump pumps.

The bulk rougher concentrate is pumped to a cyclone cluster.  Finer material, which does not require regrinding, would report to the cyclone overflow.  The coarse material reports to the cyclone underflow and is pumped to the bulk cleaner regrind mill.  A 3 MW Xstrata M10.000 IsaMill is used.

The regrind mill discharge is combined with the regrind mill cyclone cluster overflow, and is pumped to the first bulk cleaner flotation cell.  In the bulk cleaner circuit the pH is increased to 11.0 with slaked lime.

The copper cleaner circuit consists of three stages of cleaning and one bank of cleaner scavenger flotation cells.

The first bulk cleaning circuit consists of four OK-130 130 m3 flotation cells.  Concentrate containing copper and molybdenum is recovered and reports to the 2nd stage cleaner feed sump and the 2nd stage cleaner flotation cells for further upgrading.  The tails report to the five cleaner scavenger flotation cells.

The 2nd stage copper cleaner flotation stage consists of three OK-130 130 m3 mechanical flotation cells.  The concentrate reports to the 3rd copper cleaner flotation stage for further upgrading.  The tails from the 2nd copper cleaner report back to the copper cleaner conditioning tank.

The 3rd copper cleaner flotation stage consists of two ERIEZ (CPT) flotation columns, 4.88 m diameter x 12 m high.  The columns produce a bulk copper/molybdenum concentrate which reports to the molybdenum feed thickener in the molybdenum flotation circuit for further treatment.  The tails stream reports to the head of the 2nd stage copper cleaner flotation stage via the feed sump.  The flotation columns are supplied with compressed air from dedicated copper flotation column compressors.

The copper cleaner scavenger stage consists of six OK-130 130 m3 mechanical flotation cells.  Low grade concentrate is recovered and reports back to the copper cleaner conditioning tank.  The tails are fed to the tailings thickener.

The flotation cells, other than the flotation columns, are supplied with low pressure air from dedicated low pressure air blowers.

The copper/molybdenum concentrate from the copper 3rd stage cleaner flotation column reports to 24.0 m diameter copper/molybdenum feed thickener.  The main function of the thickener is to reduce carryover of reagents from copper flotation into the molybdenum flotation circuit.  Thickener overflow is returned to the copper circuit.

Figure 17-8: Cu-Mo flotation circuit isometric view

17.6.1              LAYOUT

The cleaning circuit, consisting of 1st, 2nd and scavenger flotation stages will be arranged in a counter current arrangement, whereby the largest flow, the tails, flows by gravity from one stage to the next.  All cells are the same size.  The concentrate launders and pumps are all arranged on the outside of the plant to allow for easy maintenance access.  This arrangement also allows for the number of cells in each stage to be modified, with some minor pipework changes, during operations.

17.6.2              BULK FLOTATION AREA SUMPS

To reduce capital costs and improve the overall plant, the volume held in each sump has been minimized.

Under normal operating conditions, the slurry that is collected under the flotation areas is concentrate from the top of the cells.  This will be collected and pumped from the sump pump area back into the process.

During routine shutdowns or power failures, the mechanical cells can stop and do not need to be drained.

For maintenance, it will be occasionally necessary to dump the contents of the flotation cells.

Since the value of the slurry in each rougher cell is low, the sump is not designed to contain an entire cell.  In a typical maintenance shutdown the slurry dumped from the rougher cells is expected to be pumped to tails by the rougher area sump pump.  If this pump fails or if there is no power, then the rougher slurry will overflow the sump and run along a channel to the plant run off pond.  This would be an exceptional case, such as in an emergency.

In the case of the 3rd cleaner columns, the sump has enough volume to hold one of the two columns.  If the plant is down for more than 3 to 4 hours then the columns will need to be drained.  If the sump pump is down then the sump will over flow into the 2nd cleaner sump.

17.7                        MOLYBDENUM SEPARATION

The function of the molybdenum flotation area (Figure 17-9) is to recover molybdenum into a molybdenum concentrate and reject copper to the tailings as a copper concentrate.  The stages of molybdenum flotation are: rougher, 1st to 7th stage cleaners and cleaner scavengers.

The molybdenum roughers, first cleaners, second cleaners and cleaner scavengers consist of 10 m3 cells, and the subsequent molybdenum cleaner circuits consist of 3 m3 cells.  The flotation cells are covered and air is induced into each cell.

Underflow from the copper-molybdenum concentrate thickener is pumped to a 38 m3 agitated molybdenum rougher conditioning tank.  NaHS is added to the conditioning tank to inhibit the flotation of copper, with promoter also added to enhance the flotation of molybdenum.  From there the overflow flows to the ten 10 m3 molybdenum rougher flotation cells.  The tailings from the rougher cells form a portion of the copper concentrate and are pumped, with the molybdenum cleaner scavenger tailings, to the copper concentrate thickener.  The molybdenum rougher concentrate reports to the molybdenum 1st cleaner flotation cells.

All of the molybdenum cells, other than the final cleaner, will be WEMCO type self aspirating cells from FLSmidth.

The molybdenum cleaner circuit consists of seven stages of cleaning and one bank of cleaner scavenger flotation cells.  The molybdenum 1st stage cleaner consists of three 10 m3 mechanical flotation cells.  From these a concentrate containing molybdenum values is recovered and flows to the molybdenum 2nd stage cleaner flotation cells for further upgrading.  The tailings from the molybdenum 1st stage cleaner flow to the two 10 m3 molybdenum cleaner scavenger flotation cells.

The molybdenum 2nd stage cleaner flotation consists of two 10 m3 flotation cells.  From the flotation cells the concentrate reports to the molybdenum 3rd stage cleaner flotation cells for further upgrading.  The tailings from the molybdenum 2nd stage cleaner flotation cells reports to the molybdenum 1st stage cleaner flotation cells.

The molybdenum 3rd stage cleaner flotation consists of two 3 m3 flotation cells.  From the cells, the concentrate reports to the molybdenum 4th stage cleaner flotation cells for further upgrading.  The molybdenum 3rd stage cleaner tailings report to the molybdenum 2nd stage cleaner flotation cells.

The molybdenum 4th stage cleaner flotation consists of two 3 m3 flotation cells.  The cells produce molybdenum concentrate which reports to the molybdenum 5th stage cleaner flotation cells.  The tailings from the molybdenum 4th stage cleaner cells reports to the molybdenum 3rd stage cleaner flotation cells.

The molybdenum 5th stage cleaner flotation consists of a single 3 m3 flotation cell.  The cell produces a molybdenum concentrate which reports to the molybdenum 6th stage cleaner flotation cell.  The tailings from the molybdenum 5th stage cleaner cell reports to the molybdenum 4th stage cleaner flotation cells.

The molybdenum 6th stage cleaner flotation consists of a single 3 m3 flotation cell.  The cell produces a molybdenum concentrate which reports to the molybdenum 7th stage cleaner flotation cell.  The tailings from the molybdenum 6th stage cleaner cell reports to the molybdenum 5th stage cleaner flotation cell.

The molybdenum 7th stage cleaner flotation consists of a single 3 m3 Xstrata Jameson flotation cell.  The cell produces a molybdenum concentrate which is pumped to the molybdenum concentrate thickener.

The tailings from the molybdenum 7th stage cleaner cell reports to the molybdenum 6th stage cleaner flotation cell.

The molybdenum cleaner scavenger consists of two 3 m3 mechanical flotation cells.  A low grade concentrate is recovered and is pumped back to the copper/molybdenum feed conditioner tank.  The tailings from the molybdenum cleaner scavenger are pumped to the copper concentrate thickener.

Spillage and water are removed by a sump pump in the flotation building.

Figure 17-9: Cu-Mo separation circuit isometric view

17.8                        COPPER CONCENTRATE THICKENING AND FILTRATION

The tailings from the molybdenum flotation roughers and molybdenum cleaner scavengers report to a 24 m diameter copper concentrate thickener (Figure 17-10), via a static screen to remove tramp material.  Flocculant is added to enhance settling.  The clarified thickener overflow reports to the process water pond, to be pumped to the process water tank.  The thickener underflow is removed at 60% solids via duty/standby peristaltic pumps.

The thickened and de-tramped slurry is stored in two 860 m3 agitated tanks.  These provide a 24 hour surge capacity, allowing filter maintenance to be conducted without affecting mill throughput.  The filter feed is pumped to three vertical pressure filters with a combined maximum filtration rate of 91.2 t/h.  The filters operate with a total cycle time of 12.5 min and are designed to produce a filter cake of 9.0% moisture.  The filter cake is dropped to the floor below where it is transferred to the concentrate storage pile by front end loader.  Filtrate, cloth wash, and flushing water are returned to the copper concentrate thickener.

Figure 17-10: Cu concentrate thickening and filtration area isometric view

17.9                        CONCENTRATE STORAGE AND LOADOUT

After filtering, the copper concentrate is transferred to a copper concentrate product storage stockpiles by front end loader inside the copper concentrate and load-out building.  The building contains a live stockpile with capacity for seven days production (12, 024 t).

A fleet of approximately 65 tractor trailers, each with 36 t hauling capacity, are expected to be used to transport the concentrate to the port.  A single front end loader is expected to collect concentrate as it falls from the filters and either load it directly onto the trucks or temporarily store it in the same building.  It is expected that this fleet and its operation will be outsourced.  Several companies with similar experience have indicated their interest in doing so.  During daylight hours the trucks will drive from site to the Matarani port then back to the site empty.  At peak production, about 40 trucks per day are expected to leave site.

17.10                 MOLYBDENUM CONCENTRATE THICKENING AND FILTRATION

The molybdenum concentrate gravitates to a 4 m diameter thickener where it is thickened to 60% solids.  The thickener overflow reports to the molybdenum process water tank, where it is used as process water in the molybdenum flotation circuit.  The thickened concentrate is pumped to an agitated 48 m3 molybdenum surge tank, which has a residence time of 24 hours and acts as surge capacity for filtration.

The slurry is then pumped to a pressure filter to produce a filter cake of approximately 15% moisture.  Filter cake is conveyed by a bobcat to the molybdenum bulk bagging plant.  Molybdenum concentrate is bagged into 1 m3 bulk bags.  The bulk bags are loaded onto trucks using forklifts.

The filtrate from the filter reports to the tailings thickener.  The thickener overflow flows by gravity to the process water tank.

17.11                 TAILINGS DISPOSAL

The copper tailings flow by gravity from the two copper rougher tailings lines, and by pumps from the cleaner scavenger tailings line, to a 75 m diameter tailings thickener, where it is thickened to 58% solids.  Thickened underflow is then pumped to the tailings dam.  The thickener overflow gravitates to the process water tank where it is used in the grinding and copper roughing circuits.

The tailings pumping system consists of five cetrifugal pumps in series with an HDPE lined steel pipe that crosses the Chilloroya valley.  The pumping station at the plant site is designed to take tailings thickener underflow and dilution water and pump the mixture to the tailings dam on the other side of the valley.  The pipeline follows the haul road route to save costs, increase maintenance access and reduce land disturbance.  The road is built at low slope angles, typically less than 10%.  The tailings pipeline will have a maximum slope of 12%.  This is less than the angle of repose of the settled solids in the slurry, which is 15°.  Consequently, if there is an unprogrammed shutdown, for example a power outage, the slurry can sit in the line without having to be discharged or flushed.  To reduce the risk of plugs during startup, all of the pumps in the pump station will be fitted with variable speed drives.

Under a normal scheduled stoppage, process water will be used to flush the solids from the line into the tailings dam.

17.12                 REAGENTS

The reagents area is located to the west of the grinding and flotation areas.

Coarse lime and flocculant are delivered as solids to the reagents area by road trucks and stored in the reagents building.

A packaged flocculant mixing plant prepares flocculant for storage in an agitated tank for distribution.  Other powdered reagents are mixed in agitated tanks before storage in tanks for distribution.

Liquid flotation collector and frother will be received in one cubic meter iso-containers that will be stored in the reagent store and taken by forklift to the reagent dosing area as required.

Reagents are distributed by duty/standby pumps or multiple peristaltic metering pumps along flexible small diameter tubing.  Spillage and water are removed by the reagents area sump pump to tailings.

A diesel/fuel oil emulsion preparation facilities will allow addition of small doses of this reagent for molybdenum promotion while assuring even dosing in the slurry.

A spare solid reagent preparation tank, bag splitter and dosing tank are to be installed without interconnecting pipes and pumps.  This is to facilitate reagent regime changes during operations, if required.

Lime silo and attrition mills prepare milk of lime for pH adjustment. Lime is distributed by a lime ring to the dosing points.  Spillage and water are removed by a lime slaking area sump pump.

Nitrogen for blanketing the molybdenum separation cells will be supplied by a pressure swing adsorption plant on site.

Carbon dioxide that will be used for pH regulation in the molybdenum plant will be supplied in tanks.

NaHS will be delivered as a concentrated liquid by tanker.  It will be diluted with water onsite for dosing.  It was decided not to have solid NaHS preparation facilities onsite to reduce CAPEX, reduce safety risks and reduce the working capital and management issues of storing solid NaHS.

Hydrogen sulphide gas that comes from the NaHS is extremely toxic. Sensors and suitable engineering controls have been designed in order to use NaHS safely in the plant.

17.13                 NOMINAL OPERATING PARAMETERS

Based on metallurgical testing and the current level of engineering design, reagent, power, water and grinding media consumption rates are shown in Table 17-12.

Table 17-2: Nominal Operating Parameters

Item	Section	Item	Value	Unit
Reagent Addition	Grinding Cu Flotation Cu Flotation Mo Flotation Mo Flotation Mo Flotation Concentrate Thickeners Tailings Thickener	Quicklime Primary Collector (Cytec A-3302) Frother (AF-65) Depressant (NaHS) Promoter (Diesel Emulsion) Carbon Dioxide Flocculant (Concentrate Thickener) Flocculant (Tailings Thickener)	697 30.0 30.0 5,000 10.0 35.7 30.0 10.0	g/t fresh feed g/t fresh feed g/t fresh feed g/t Mo circuit feed g/t Mo circuit feed g/t fresh feed g/t thickener feed g/t thickener feed

Power Consumption	Plant Plant Plant	Electrical Load List Project Ancillaries Total	762,591 89,132 851,723	MW-h/y MW-h/y MW-h/y

Item	Section	Item	Value	Unit
Water	Raw Water Requirements in Process Plant	Annual Average Flow Planned Average Flow Instantaneous Flow	0.88 98 107	Mm3 m3/h m3/h

Grinding Media	Grinding	SAG mill media Ball mill media Regrind media	290 480 64	g/t g/t g/t

17.14                 METALLURGICAL ACCOUNTING AND CONTROL

The plant will normally run in automatic mode whereby all major units will be monitored and maintained by the DCS system logic.

The plant operations will be monitored and controlled from a central control room that will be located between the grinding, flotation and regrinding areas.  This control room will have CCTV views of different plant areas and DCS views of all the plant equipment, valves and instrumentation.

The crusher and molybdenum areas will also have DCS interfaces.  Various managers and remote parties will have access to the operating data via a web interface.

Plant operations will be facilitated by two online stream analysers (Outotec Couriers with stream multiplexers).  These units will constantly measure the principal streams for elements of interest and transmit the results to the operations and metallurgical staff for plant control.

The metallurgical accounting will be achieved by shift composite sample analysis in the site laboratory.  The samples will be taken from the cyclone overflow, rougher tailings, cleaner scavenger tailings and overall tailings.

Flows will be accounted for by weightometers on the SAG mill feed conveyors and flow meters on the concentrate and tailings flows.

Final concentrate tonnage will be controlled by weigh bridges that will weigh trucks as they leave site and arrive at the port.  A weightometer on the ship loading conveyor will measure the concentrate weight loaded onto the ships.

17.15                 PAMPACANCHA

The Pampacancha resource has only been studied to the pre-feasibility study level and so testwork is still at the preliminary level and several assumptions have been made about its metallurgical performance.

The comminution results indicate that the rock is typically less competent and softer than the Constancia hypogene ore, so the grinding circuit will likely be able to sustain the same throughput as the Constancia ore.

Pampacancha contains a lot of magnetite, so the ore has a higher density than Constancia.  That means that the primary crusher, feeders and stockpiles are not expected to be bottle necks as the volumetric flowrate will be lower.

The pebble crushers could experience operating difficulties as the magnetite may be rejected by the magnets or set off the metal detectors.

The flotation tests show that similar retention times and mass pulls are expected to those designed for Constancia.

The tailings thickener is assumed to have similar or higher capacity for Pampacancha than for Constancia due to the high magnetite content, but no testwork has been conducted yet.

The concentrate filters have been designed for similar copper minerals and higher concentrate tonnages than Pampacancha, so they are not expected to be bottle necks.

The tailings pipeline has been designed for solids with a lower specific gravity.  A higher minimum velocity may be required for Pampacancha tailings.  The current design allows for higher flowrates, but further testwork and engineering will be required to confirm that the pipeline will be suitable for Pampacancha tailings.

There was some difficulty in getting high recoveries and concentrate grades in locked cycle tests on the first phase of Pampacancha testwork.  Additional plant reagents or equipment may be required in the next phase of testwork.  It is assumed that minor plant modifications in the first year of operations will be adequate to prepare the Constancia plant to be able to treat Pampacancha ore suitably.

18.0                        PROJECT INFRASTRUCTURE

The project infrastructure consists of the management of waste rock, tailings and water, electric power supply and transmission, and improvements to the roads and the port. Figure 18-1 provides an overall site layout showing the location of the various storage facilities relative to the Constancia and Pampacancha mines and the mill.

Figure 18-1: Overall site layout

18.1                        TAILINGS, WASTE AND WATER STORAGE

Knight Piésold and Co. (Knight Piésold) is responsible for the planning, designing, and cost estimating for the Tailings Management Facility (TMF), as well as the mine waste management facilities and site-wide water management plans, including sediment and erosion control.

18.1.1              TAILINGS MANAGEMENT FACILITY

The tailings management facility (TMF) will be developed behind an east to west aligned, zoned  earthfill and rockfill cross-valley embankment dam that is expected to be raised in stages over the life of the mine  and has been designed to store 445 million tonnes (Mt) of tailings (derived from 449.8 Mt of ore).  The tailings are expected to be impounded behind the south side of the embankment in a basin that contains two natural valleys running north to south that are separated by a central ridge.  Initially, it is anticipated that the embankments in the valleys will be developed independently, but after they are raised above the dividing ridge they will be combined and raised as one continuous structure.  Construction of the embankments is expected to begin 2 years prior to the start of production.  It is anticipated that the east valley will be initially used to store water for the mill startup and tailings deposition will commence in the west valley. Details of the TMF design are described below.

Tailings will be deposited from designated off-take points from a distribution pipeline located along the upstream crest of the embankment and around the perimeter of the facility, and will be delivered through drop-bar pipes running down the upstream face of the embankment and down the valley perimeter slopes into the TMF.  The points of active deposition will be frequently rotated to form a thin layered, drained, and well consolidated beach that will slope away from the embankment towards the south side of the TMF basin.  Initially, the surface pond will be located against the embankment in the east valley, but it will be displaced progressively upward and to the south by the development of the tailings beach, such that within the first three years of operations the beach is expected to become well developed against the embankment.  The surface pond will vary in size throughout the life of mine depending on the season, precipitation, and operational requirements.

The design of the TMF includes a LLDPE geomembrane liner and underdrains.  The liner is intended to cover the base of the entire eastern valley and a majority of the western valley to provide containment in areas where the surface water pond will be in contact with the base at any time over the life of mine.  The liner will also be extended up the upstream face of the embankment to the top of the downstream constructed raise.  Underdrain systems include groundwater underdrains beneath the liner, tailings underdrains, and an embankment toe drain.

Water collected by the underdrains will be conveyed to sumps located immediately downstream of the embankment in both the east and west valleys.  The groundwater underdrain and tailings underdrain outlet pipes in each valley will be installed in reinforced concrete encasements under the embankment.  At the sumps, monitoring and control systems will allow for automated water quality and flow rate determinations to be made prior to pumping back to the surface water pond.

Instrumentation will be installed in the TMF to monitor the structure throughout the life of the facility.  Settlement and deformation monuments will be installed on the downstream embankment face and on the embankment crest during each major stage of construction.  Additionally, vibrating wire piezometers will be installed within the embankment.

Project risks and potential mitigating measures were identified as follows:

· Stability of Modified Centerline Raises - Risk is mainly associated with liquefaction of the tailings deposit in the event of a significant earthquake which will affect slope stability of the structure.  Mitigation strategies for this will be to alter the cross-section of the embankment.  Sophisticated geotechnical analyses will be completed to confirm the final geometry of the modified centerline raise and the widths of the various zones that are proposed.

· Availability and Suitability of Borrow Materials - Mitigation strategies include evaluation of alternate borrow sources.

· Delays to Construction Schedule and Sequencing - Careful construction management strategies will need to be implemented and correctly timed.

· Poor Tailings Water Quality - A careful tailings management plan shall be implemented so that the tailings are not left exposed for an extended period of time.  Also, current planning for the facility is for it to operate as a “zero discharge” facility.

Geotechnical laboratory testing is in progress for the tailings as well as the borrow materials which will comprise fill materials for the TMF embankment.  Results of the testing will be used to evaluate material properties and inputs for use in subsequent geotechnical analyses.  The current strategy is to complete seepage and slope stability analyses using the Geostudio software (SEEP/W and SLOPE/W) as an initial step, and then to complete more sophisticated analyses once a finalized cross-section is developed and geotechnical testing is complete.

A Bog Storage Facility has been designed for the storage of approximately 2.8 million cubic meters of bog and unsuitable soils excavated from the TMF foundation.

18.1.2              WASTE ROCK FACILITY

The Potentially Acid Generating Waste Rock Facility (PAG WRF) is located in the Cunahuiri Valley east of the Constancia Pit and provides storage for 560 Mt of PAG waste based on the mine plan received on, May 11-13, 2012. It has a placed density of 1.9 t/m3, resulting in a total volume of 295 Mm3.

The Waste Rock Facility Retention Pond is located downstream from the WRF in the Cunahuiri Valley.  The pond provides energy dissipation for surface water reporting to the downstream WRF Containment Pond via overland flows and the contact diversion channels and protects the WRF Containment Pond from possible falling waste rock and sedimentation.  It has a design capacity of approximately 24,000 m3 for the initial 7 years of operation (July 2014 through 2021). .

The Waste Rock Facility Containment Pond is located downstream of the WRF Retention Pond in Cunahuiri Valley.  The pond provides storage capacity for surface runoff, direct precipitation and seepage collected from the WRF and its contact diversion channels.  The pond will also store Acid Rock Drainage (ARD) water, which will be pumped to a lime neutralization facility at the process plant prior to its eventual use in the process plant.  A foundation grout curtain is to be incorporated into the embankment foundation to minimize seepage.  The pond design capacity is approximately 600,000 m3 for the initial 7 years of operation (July 2014 through 2021) to accommodate the maximum operational volume and additional storage to accommodate the 100-yr/24-hr storm event. This capacity of these ponds will be reassessed for later years of operation due to the potential expansion of the WRF.

Non-Contact Channels are sized to accommodate the 200-year/24-hour (200-yr/24-hr) storm event with an additional freeboard or a 500-yr/24-hr storm event with no allowance for a freeboard.

Topsoil Stockpile No.1 is located in Cunahuiri Valley downstream of the WRF Containment Pond and has a design storage capacity of 4.7 Mm3.  This stockpile stores topsoil excavated during construction activities. Topsoil will be used throughout operations for progressive closure of various facilities.

The Non-PAG Waste Rock Facility has a design storage capacity of 27 Mt (14 Mm3 at 1.9 t/m3.  Primarily, Non-PAG waste rock is to be used for the construction of various construction roads, access roads, and haul roads as well as the Tailings Management Facility (TMF) embankment. Excess Non-PAG waste will be placed within a temporary stockpile located 1 km southwest of the Constancia Pit.

The pumping system between the WRF Containment Pond and the treatment plant will be designed to pump ARD water from within the pond to the lime neutralization facility. This pumping rate should be such that the WRF Containment Pond water level will be maintained at or below the maximum operational water level. The operation pumping rate may be impacted from the results or findings of the hydrogeological study conducted by Golder for the final design. The pumping rates will be confirmed by Knight Piésold after completion of the hydrogeology study. The final design of the pumping system will be performed by Ausenco.

18.1.3              WATER MANAGEMENT

Hydrologic and hydraulic analyses, including a detailed process water balance, were completed to determine the frequencies and quantities of flows as well as the types of flow, location, and resulting sizes of the water management structures required to contain or convey them. From the site assessment of the water management within the project area, the water was divided into categories of process water (water that is associated with the process and will be used in the process operation and/or it will be transferred throughout the project via conveyance pipelines) and non-process water (water that is not associated with process and typically consists of storm water runoff from areas within the project site).  The non-process water was further divided into contact water (potentially acid generating (PAG) runoff water and non-PAG runoff water) and non-contact water.

Structures directly associated with the site water management include the following:

Diversion Channels — These structures will divert both contact and non-contact water around the project site to the sediment or water management ponds, or to natural drainages down-gradient of the planned mine facilities.

Sediment Ponds — These structures typically accept diverted contact water and control the release of sediments down-gradient of the project by settling the sediments out of the discharged water. The sediment ponds for the Constancia Project are identified as Main Sediment Pond, Road Sediment Pond No.1, Road Sediment Pond No.2, TMF Sediment Pond No.1, TMF Sediment Pond No. 2, Plant Construction Sediment Ponds (work as sediment ponds just during construction phase), and Crusher Sediment Pond (construction phase).

Water Management Ponds — These structures typically deal with temporary water storage, and may include both process and non-process water structures. The water management ponds for the Constancia Project are identified as the TMF Supernatant Pond, Plant Process Pond (operational phase), Plant Contact Pond (operational phase), Crusher Pond (operational phase), and Cunahuiri Reservoir.

Water Balance — Knight Piésold performed a site-wide process water balance for the final design phase of the Constancia Project based on the current Mine Plan. Based on the analysis of the water balance model, sufficient water exists in the system for average climatological conditions to operate at the proposed mining and milling rates and no additional water sources are required for operation.

The Main Sediment Pond will be a source of makeup for operations, especially for dry conditions in the first 7 years of operation. As required, water accumulating in the sediment pond can be sent to the TMF for use in the process. Since the pond will accumulate most of its water during the wet season, in the first seven years of operation for dry climatological conditions (below average), it was estimated that the average transfer rates range from 250 to 400 m3/h (with a maximum of 600 m3/h) during the wet season. This water will then be stored in the TMF for use during the dry season, as needed. During the dry season, the flow rates are minimal as little water accumulates in the main sediment pond.

18.2                        ON SITE CAMPS

Constancia is a remote site with restricted road access from the nearest significant town 1 ½ hours away. This requires that two camps (one permanent and one for the construction phase) be constructed to house all personnel needed for community relations, environmental and safety support, and management, engineers and work crews that are required to perform exploration, geotechnical investigations and construction of the facilities. The camp facilities have been designed with reference to the IFC standards for camp construction for mining activities.

18.2.1              PERMANENT CAMP

The permanent camp (called Fortunia) was developed to provide accommodations for the initial personnel needed for community relations, safety and environmental, security and the initial construction support activities. It is in the process of being expanded to house engineering and construction personnel to implement the larger camp required during peak construction activities. The Fortunia camp will remain for the duration of operations at the Constancia project to provide accommodation for operating personnel and the necessary support personnel.

The base for the Fortunia camp was a hacienda. The rooms of this hacienda are now being used for office space as well as the kitchen and dining area. At present, with the hacienda and prefabricated modules that were installed prior to 2012, Fortunia has a nominal capacity of 200 people.

When the Fortunia camp expansion is completed it will be capable of housing 620 people. This will be accomplished by installing additional prefabricated modules for room space. Prefabricated modules for service facilities such as a gate house, medical facility, additional office space and a new kitchen and dining room will be provided. The present kitchen and dining areas will be modified to provide meeting room space. The expansion of the accommodations also required the expansion of infrastructure which includes gas and diesel storage and dispensing, expanded waste water treatment plants, vehicle parking, and development of an additional water supply. Lightning is a concern in this area and a system of lightning protection will be incorporated into the expansion of the facilities. Block walls will be provided in strategic areas of the camp site for wind protection.

Electric power will be provided by generators until such time as the main power line to the process plant is operational and a short feed line is installed to Fortunia for the long term.

Once construction is complete and operations are underway, the accommodation needs for Fortunia as a permanent camp will be approximately 400. Fortunia can then be optimized for this accommodation need.

18.2.2              TEMPORARY CAMP (CONSTRUCTION CAMP)

The projected peak manpower requirement for constructing Constancia is in the range of 3000 to 3200. With the Fortunia camp capacity at 620, the Construction Camp has been designed with a capacity of 2608 people in total. The construction camp will be located near the process plant facilities to allow for efficiencies during the construction effort. It is designed with facilities and equipment considering a 2 to 3 year life duration. All the personnel accommodations and service facilities are intended to be removed after the construction effort is complete. During its existence, however, the construction camp requires the same support services such as a gate house, medical facility, offices, laundry, and power house. All of the support facilities are being coordinated with the Fortunia camp capabilities used to define the required capacity of the construction camp facilities.

Water supply for the construction camp will come from a spring near to the construction camp site. Water treatment is provided to assure quality. Waste water treatment facilities will also be provided to treat the camps sewage to a point to meet discharge regulations.

Fuel storage will be provided at the camp for distribution to the generators and for light vehicle refuelling. Fuel distribution to both Fortunia and the construction camp will be from a main temporary fuel storage site that will provide fuel for contractor activities as well.

18.3                        ELECTRIC POWER SUPPLY AND TRANSMISSION

A study was undertaken by Alpha Plus Ingenieros S.A.C to evaluate the options for supply and transmission of electric power to the Constancia site.  The results confirmed that the Peruvian bulk power system has been well established in legal, corporate, regulatory and technical matters, in order to continue supporting electric demand within the country.

The difference between firm capacity (available to be contracted) and contracted capacity, changes every year. According to the evaluation conducted, even during the year (2014) with the minimal available capacity, the power available is 1,865 MW more than required for Constancia. Shortly after 2014, several contracts expire and demand drops off considerably. Even after taking into consideration that there are contracts currently under negotiation, there should still be 500 MW available as a minimum. The prices range from $60 to $80/MWh.

18.3.1              POWER SUPPLY

An option study was undertaken based on establishing a connection to the Peruvian National Interconnected Electric System (SEIN), and terms of reference for the investigation included technical, economic, environmental, land ownership, cultural and heritage considerations. The scope of the study included the required facilities at the origin of supply, the transmission line, switchyard and main switch room at the Constancia mine site.

The plant maximum demand is estimated to be 96 MW with an average load of 85 to 90 MW in the first five years, which will increase as more competent ore is treated in later years.

The DFS identified the preferred option of initially securing supply at 138 kV from the Tintaya substation, with transmission by means of a single circuit supported by lattice steel towers over a route length of 70 km to the Constancia mine site, designed for future operation at 220 kV. It was assumed at the time that 220 kV supply would become available from the Tintaya substation in 2012. Part of the master plan developed by the MEM (Ministry of Energy and Mines) is the development of the Socabaya - Tintaya 220 kV transition line, ensuring short and long term carrying capacity power from the national grid to the Tintaya substation, which will be the main connection point to the Constancia site.

TESUR, the transmission company, advised in April 2012 that the new Tintaya substation upgrade and the 220kv power line have been approved by the grid operator, COES, with a scheduled completion of April 2013. OSINERGMIN (Government agency in charge of National Grid projects) has officially indicated that the 220kV supply is re-scheduled for completion in July 2013 and will be available for the Constancia project connection. OSINERGMIN unofficially has indicated that Tesur will request another extension of three months. This would put completion of this line out to October 2013 which will still be in time for connection to the Constancia substation. For reference, mechanical commissioning of mills in the concentrator is forecast to commence in the second quarter of 2014.

18.3.2              POWER TRANSMISSION

The transmission line from the Tintaya substation to the Constancia mine site has been designed in accordance with relevant North American and European codes and standards, and in recognition of all environmental, geological, social and cultural considerations related to the land and airspace easement along the proposed route of the line.

The initial DFS design of the Tintaya Constancia Power Line (2009) defined the connection to the national grid across the old Tintaya Substation (138 kV) and was comprised a 70 km long power line, designed to operate at 220 kV during sustained operation and 138 kV during initial operation. Since the initial DFS design it has been concluded that the 138Kv line will have only 27Mw available due to the connection of the Antapacay project. Due to this, the 138Kv line will not be available for connection to the Constancia substation. As a result, Hudbay will need the 220Kv Socabaya Tintaya National Grid project completed in order to connect Constancia to the National Grid.

Topographic and geological surveys were completed along the proposed route and at the Tintaya and Constancia substation sites.

An archaeological survey was completed along the proposed power line route, from which it was concluded that there would be no impact upon, or compromise of any kind to archaeological remains in the vicinity of the easement along the full length of the proposed transmission line. Hudbay has the “Certification of the Non-Existence of Archaeological Remains” (CIRA) that is required from the National Cultural Institute of Peru.

The ESIA for the power transmission is included with the mine ESIA and is complete. Hudbay will be required to turn the CIRA and the ESIA portion of the mines ESIA over to the concessionaire. This is not a function which the government needs to approve or involved with; this is only part of the contractual agreement between Hudbay and the concessionaire.

18.3.3              CURRENT STATUS

Constancia requires the provision of electricity to the Constancia Electrical Substation located within the project itself.  In order to achieve this, Hudbay is in the process of obtaining bids from third parties to provide Integrated Services and Power to the Constancia Project, which will include, in general terms, engineering, procurement and construction of the power facilities, followed by the operation and maintenance services of the Constancia 220 kV substation, the 220 kV transmission line running from the new Tintaya Substation to the Constancia HV Substation, and connection facilities.

Under the terms of the Request for Tender, it has been established that, while the Constancia Substation and the 220Kv power line will be built, maintained and operated by the contractor, this infrastructure and the land on which it will be built will remain under the ownership of Hudbay and not become part of the electrical transmission company’s concession.

18.4                        ROADS AND PORT

18.4.1              ROADS

Currently there is a road to site, consisting of 70km of sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 km of unsealed road (CU-764) from the Livitaca turn-off to site.

These roads (and bridges) are expected to be upgraded, as necessary, to meet the needs for construction and life of mine use.

SIGIT has agreed prepare an access road study for the Constancia Project, including the geotechnical, geological, traffic and construction material investigation/studies.  SIGIT’s scope will include improvement of roads, and a detailed engineering study of the roads from Yauri to the Livitaca turnoff and the Livitaca turnoff to the Constancia site.

The road has been divided into two sections as shown in Figure 18-2.

Section 1 begins at the city of Yauri, at the start of the by-pass road (0 km). The route to the mine follows National Route PE-3SG Yauri — Velille — Santo Tomas to the Livitaca turnoff (70km). This section of the road passes through the villages of Coporaque (15km), Pumahuasi (28km) and Finaya (35km). The current road design is bitumen seal for the full length.

The Pre-Investment Study recommends a by-pass that crosses the Santo Domingo Bridge which is 20 m in length. This is the preferred route as it avoids passing through the village of Coporaque and results in no reinforcements or new bridge lanes being added to the Querobridge, Coporaque bridge and also two small bridges.

Section 2 begins at the Livitaca turnoff where Section 1 ends with the CU-764 route following the existing unsealed road up to the Chilloroya River. A new intersection will be constructed on this public road, from which a private road will be constructed to service the mine. This private road will be finished at the new Constancia bridge over the Chilloroya River.

The section of road between Yauri and the project is classified as a National Class 3 road (less than 400 vehicles per day). The road condition currently for both sections of the road is based on the design requirement for low traffic frequency and generally consists of a varying pavement width between 4 and 6 m with a non-asphalted road surface (1/2” layer slurry seal and gravel surfacing).

In Section 1 the road surfacing is a 1/2” layer slurry seal and in Section 2 the road surfacing consists of a layer of compacted wearing course approximately 0.25 m thick. The wearing course is obtained from local borrowed material consisting of either glacial tills and or weathered rock

Figure 18-2: Road Map.

18.4.2              PORT

Copper concentrate is expected to be shipped from Constancia via road (~460km) and arrive at the Matarani port in trucks (Figure 18-3).These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. The shed is expected to have between 45 and 90 wet kt capacity. A chute from the shed will feed a conveyor system in a tunnel below. The same conveyor and ship loading equipment will be shared with other copper concentrate exporters.

The ship loading conveyor will be tubular to avoid concentrate losses and to conform to Peruvian regulations. The design, installation and operation of the port will be by TISUR. Hudbay will pay for its use on a per tonne basis, but will not contribute to the capital cost.

A new Pier F port expansion is currently going through environmental permitting. TISUR expects the new wharf to be operational by mid-2015. The investment decision (and therefore the completion date for the new pier and concentrate receiving and ship loading facilities) by TISUR depends on either Xstrata or Cerro Verde signing a “take or pay” contract for the new port.

As the new pier and concentrate handling facilities come on line, there will be surplus capacity in the system and Hudbay is working with TISUR to secure this capacity for its concentrates.  Hudbay is currently in negotiations with TISUR to discuss alternative methods to receive Constancia product during the period of initial operations and ramp-up in the second half of 2014.

Figure 18-3: Matarani Port Aerial View

19.0                        MARKET STUDIES AND CONTRACTS

19.1                        MARKETING

The following is based on information provided by Hudbay’s Marketing group which markets Hudbay’s concentrate production and arranges for freight. It is also consistent with the metals prices and concentrate sales forecasts used by Hudbay’s Treasury group for business planning purposes.

Marketing information regarding molybdenum concentrates is based on a study undertaken in early 2012 by a marketing consultancy company specializing in molybdenum (“Molybdenum Concentrates Marketing” — Molyexp, Jan.10, 2012).

This information supports the assumptions made in this Technical Report.

Copper Concentrates

The copper concentrates produced at Constancia are expected (per Hudbay Director of Marketing) to be very marketable with average to above average copper grades, low impurities and low payable gold, making them attractive to smelters throughout Asia, Europe and even within South America. See Table 19-1 for estimated typical copper concentrate composition.

The medium size nature of the project means that the concentrates are expected to be easily absorbed in the marketplace. There are also expected to be competitive logistics costs since the project located in a region in Peru with other significant copper producing mines.

Hudbay expects to enter into one or more medium to long term frame contracts with smelters in Asia and potentially Brazil or Europe. These frame contracts typically reference annual benchmark agreements between major concentrate producers and smelters for the purposes of fixing key terms such as treatment and refining charges.

To the extent that Constancia produces a small amount of segregated high zinc/lead concentrates (expected to be less than 2% of life of mine production) in order to ensure low impurities in the primary concentrate stream, it is expected that the material will be sold under a long term contract with a metals trading firm who can blend those concentrates with those of other concentrate producers that have high levels of different impurities.

Approximately 10-20% of anticipated copper concentrate production is expected to be left un-contracted and available for spot sales in order to adjust to potential production fluctuations and to take advantage of market opportunities.

With copper concentrate supply constrained by a lack of mine production, benchmark smelter treatment and refining charges (TC/RCs) have been relatively steady over the past five years. Over time, TC/RC’s are expected to trend upwards as supply/demand balances, but we expect ongoing challenges in bringing new copper projects into production globally together with declining grades at existing projects to provide a ceiling to TC/RC’s.

Table 19-1: Copper Concentrate Composition

Metal	Unit	Project Average	Range
Cu	%	26.8	23.7 to 31.8
Ag	g/t	219	174 to 243
Au	g/t	2.1	1.6 to 3.0
Zn	%	3.3	1.75 to 5.5
Pb	%	0.86	0.5 to 1.7

Supply/Demand Outlook

According to market analysts, the world copper concentrate market is currently exhibiting a slight deficit, with smelting capacity exceeding concentrate supply. However, concentrate availability is expected to rise significantly over the next several years, as new mine development and re-activations of brown-field sites outpace expected increases in smelter capacity. This concentrate surplus is expected to lead to higher long-term TC/RCs, which will most likely lead to an increase in primary smelter capacity to meet the available supply of concentrate.

There are significant risks to Hudbay’s forecasts of TC/RCs and copper prices, including macroeconomic conditions and copper mine production. Hudbay’s forecasts assume continued economic growth in China, economic recovery in the U.S. and an eventual resolution of the sovereign debt crisis in Europe. A worsening of the economic outlook in China or the sovereign debt crisis in Europe could adversely impact copper prices. On the other hand, there have already been some announced delays and suspensions of large copper mine projects and difficult project financing conditions could result in further possible delays or cancellations with some of the smaller and/or more capital-intensive projects.  These possible delays and cancellations could reduce the copper concentrate supply, leading to higher copper prices and lower TC/RCs.

Molybdenum Concentrate

It is anticipated that a 40% Mo concentrate containing <0.4% Cu with some Ca, Mg and Pb will be produced from the Constancia Project. This is a mid-range concentrate resulting in an assumed Treatment charge discount of 13.5% being applied in the economic analysis.

The anticipated marketing strategy is to sell the concentrate directly to a molybdenum processor.

Molybdenum consumption is expected to grow during this decade at a pace similar to that of the 10 years prior to the financial crisis; however, supply is also expected to grow resulting in a supply surplus. This could result in prices similar to those currently forecast.

19.2                        METAL PRICE AND COPPER CONCENTRATE TC/RC FORECAST

The forecast metal prices that are currently used in Hudbay forecasting and that were used as assumptions in this Technical Report are presented in Table 19-2

Table 19-2: Price Forecast

	Unit	2012	2013	2014	2015	2016	Long Term
Metal Prices
Copper	US$/lb	3.40	3.40	3.40	3.30	3.10	2.75
Molybdenum	US$/lb	14.00	15.50	15.00	15.00	14.50	14.00
Gold	US$/oz	1,650	1,650	1,550	1,450	1,350	1,150
Silver	US$/oz	30.00	30.00	30.00	28.00	24.00	23.00

Copper TC/RC
TC	US$/dmt	55.00	55.00	65.00	70.00	70.00	70.00
RC	US$/lb	0.055	0.055	0.065	0.070	0.070	0.070

19.3                        CONTRACTS

Table 19-3 provides a summary of the contracts that are material to the project along with a brief description and status report.

Table 19-3: Summary of Contracts

Contract	Status	Comment
Stracon Contract covering early Heavy Civil Works as well as the first 5 years of Mining	In place	Terms and Charges are consistent with industry norms

Ausenco Contract covering project EPCM	In place	Terms and Charges are consistent with industry norms

PPA Contract for supply of electricity to site	Under negotiation	Estimates used as assumptions in this technical report provided by local electricity consultants and appear to be consistent with area norms

Transmission Line Contract to build, operate and maintain a 70 km, 220Kv electricity transmission line from the Tintaya substation to site	In place	Contract in place as of the third quarter of 2012 with Abengoa

Concentrate Transportation Contract will provide concentrate transportation from the site over highway (approx. 475km) to port of Matarani	To be determined	Estimates used as assumptions in this technical report provided by Local concentrate shipping companies and appear to be consistent with area norms

TISUR Contract will provide storage and shipping services at the Port of Matarani	Under negotiation	Estimates used as assumptions in this technical report provided by TISUR and appear to be consistent with area norms

Concentrate Sales and Ocean Freight	To be determined

Estimates used as assumptions in this technical report were based on Hudbay’s forecast for TC/RC’s and industry information regarding ocean freight supplied by a freight consulting company in Peru and appear to be consistent with industry norms

20.0                        ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1                        ENVIRONMENTAL

20.1.1              LEGAL FRAMEWORK

The objective of current mining legislation in Peru is to ensure that new mining operations incorporate measures to prevent or mitigate foreseeable impacts to the surrounding environment, and that discharges meet the applicable effluent and emissions limits.

The Constancia Project has been designed to comply with all relevant legislation applicable to the development of mining projects in Peru including mines, roads, port and transmission lines.  Additional legislation that has been considered includes legislation and regulations regarding archaeological areas of significance, endangered and protected species as well as community relations and public disclosure programs.  The ESIA is being developed in accordance with the following legislation and standards:

·                                Peruvian Political Constitution, 1993

·                                Environmental General Law, 2005

·                                Private Investment Growth Law, 1991

·                                Environmental Impact for Works and Activities Evaluation Law, 1997

·                                Sustainable Utilisation of Natural Resources Organic Law, 1997

·                                Environmental Impact Assessment National System Law, 2001

·                                Water Resources Law, 2009

·                                Water Quality National Standards, 2008

·                                Air Quality National Standards, 2008

·                                Noise Quality National Standards, 2003

·                                Health Law, 1997

·                                Environmental Management National System Law, 2004

·                                Cultural Heritage Protection Law, 1985

·                                Solid Waste Law (2004) and modifying (2008)

·                                Forestry and Wildlife Protection Law, 2001

·                                Mines Closure Law, 2003

·                                Public Participation Regulations, 2008

·                                Regulation for Environmental Protection in Mining - Mineral Processing Activities, 1993

·                                Maximum Permissible Levels for Liquid Effluents from Mining — Mineral Processing Activities, 1996

·                                IFC/World Bank Social and Environmental Performance Standards.

20.1.2                      LOCAL AND REGIONAL CONTEXT

The Constancia Project concessions are located in the districts of Chamaca, Livitaca, and Velille — all of which are in the Province of Chumbivilcas, Region of Cusco (Appendix A – Project Location Map).

The Constancia project includes surface land within the communities of Uchuccarco (District of Chamaca) and Chilloroya (District of Velille), as well as 4,097 hectares of land already purchased from private owners.

Each of these communities includes a small “urban centre” and farmland.  While the Constancia Project requires some land to be purchased from each community, and the relocation of 36 rural households of the Chilloroya community, line of sight from the urban centres to the mine operation will be largely obstructed by hills.

Hudbay has purchased 4,097 ha of private lands to date and in 2012 reached a land purchase agreement with Chilloroya and a life of mine land use agreement with Uchuccarco to secure land required for project facilities and part of the project exclusion zone.

The area has a mining history that dates back 50 years to when Mitsui operated a copper-zinc mine in Katanga near the community of Uchuccarco. Mitsui sold the mine to a Peruvian company which abandoned the mine in the late 1970s, leaving a legacy of environmental contamination. Tailings were discharged into the river basin, and the open pits and waste dumps were never reclaimed. People from the community of Uchuccarco continue to mine (illegally) the abandoned mine workings at Katanga, and recently installed a small mill to produce concentrate rather than shipping ore.

Near the community of Chilloroya, the local population is engaged in the informal mining of superficial gold. The company and members of the community have raised concerns with Peruvian authorities regarding environmental and labour conditions related to the informal mining activities, and levels of mercury found in sediments near a rudimentary gold processing area exceed international standards for the protection of aquatic life. Studies completed as part of the ESIA have documented elevated blood levels of mercury in local children.

In general, results indicate that the water quality within the project area has neutral to alkaline pH and in some locations exceeds the national standards for iron, manganese, copper, lead and zinc in the Chilloroya river; iron and microbiological parameters in “Hacienda Fortunia”; coliform in Pincullune — Condormarca creek (Jappococha); copper, manganese, zinc, and lead in Sacrane creek; lead and coliform in Huayllachane and Casanuma — Pumacocha creeks; zinc in Arocollo and Canrayoc creeks; and arsenic, iron, and lead in the Velille river and Catunhuaycco creek.

Air quality (SPM, PM10, PM2.5, CO, NO2, SO2, O3, H2S, and metals in PM10) was monitored in the area of the project and in the communities of Chilloroya and Uchuccarco as part of the ESIA in 2007, 2008 and 2009. Results indicate a maximum particulate concentration (PM10) of 103 µg/m3, well within applicable Peruvian standards. Air quality within the project site and the surrounding communities is generally good.

A total of 494 different species of plants and 10 vegetative formations were identified within the project area. While 14 species of flora are classified as endangered, according to the IUCN, just three have been registered within the direct area of influence.

A total of 96 different species of birds, 19 species of mammals, four species of reptiles, and four species of amphibians were identified within the project area. Of these, five species of birds, three species of mammals and one amphibian are listed as protected species.

A detailed hydrobiological evaluation of aquatic environments located within the project area was conducted. One species of fish (a native catfish) belongs to the IUCN Red List of Threatened Species.

In general, the Sacrane, Misayoc, Telaracaca and Chillorya river basins are considered to contain low values of visual quality as the landscape elements are common to the surrounding areas. The Japoccocha, Cuesoccocha-Yanaccocha, Urasana, Cunahuire — Huayllachane, Pumacocha — Casanuma and Huarmicocha — Condorcocha sectors are considered to contain medium values of visual quality, due to the presence of lakes and the dominant mountain landscapes in these sectors.

An archaeological survey was completed in the areas expected to be directly affected by future project facilities and activities. A total of 46 archaeological sites were identified in the area of the future mine site. The certificate of non-existence of archaeological remains of significance (CIRA) was approved by the MC (Ministry of Culture) in September 2011. Hudbay has obtained a CIRA for (i) all the area comprised by the Constancia Project (excluding the archaeological sites as established in that same Certificate); and (ii) for the route covered by the power transmission line (excluding the identify archaeological sites).

Hudbay has assumed liability for remediation in the San Jose zone, in which the Constancia pit will be located. Katanga is the only other zone in which remediation is required, but liability for this lies with another corporate entity, which has been identified by the MEM. Hudbay and artisanal miners in the Pampacancha zone have assumed joint liability for environmental damages in this area.

As part of the evaluation of impacts, a traffic study was completed to evaluate the impacts from the transportation of Constancia concentrate on current traffic levels.

20.1.3              ENVIRONMENTAL INSTRUMENTS

Commencing in 2008, Knight Piesold Consultores S.A. and Social Capital Group S.A.C. carried out the environmental baseline investigations required to conclude an ESIA for the Constancia deposit. This ESIA reflected the project’s feasibility design and was approved by the MINEM on November 24, 2010.

The first amendment to the overall project ESIA is currently being prepared by INSIDEO S.A.C. and Social Capital Group S.A.C. to match the information provided in the Detailed Design Feasibility Study. Changes that will be reflected in this amendment, which is anticipated to take approximately one year for approval, include:

·                  Modified routing for the tailings line (lower cost and also lower environmental impact)

·                  Addition of a NAG stockpile

·                  Increased size of main sediment pond

·                  Added four new sediment ponds

·                  Additional topsoil stockpile

·                  Relocated ammonia warehouse and explosives magazine

·                  Added aggregates crusher & stockpile

·                  Allowance for a higher plant throughput rate

·                  Establishing Fortunia as a permanent camp, San Antonio and Stracon camps

·                  Tecsup training facility

·                  Communications antenna

·                  Improved on the erosion and sediment control system

A second ESIA amendment is planned for mid 2013 to include the Pampacancha deposit, which has not been evaluated as part of the original ESIA.

Hudbay also obtained the approval of the third amendment to the Semi detailed Environmental Impact Assessment (SD-EIA) on May 23, 2011, which allows exploration activities at the Constancia Project. A fourth amendment to this environmental instrument was submitted to the MINEM on April 27, 2012 in order to allow Hudbay to conduct further exploration activities and confirm reserves in the Pampacancha and Chilloroya South deposits. This amendment is currently under evaluation.

20.1.4              ENVIRONMENTAL IMPACTS

The ESIA was approved by the Peruvian Ministry of Energy and Mines on November 24, 2010.

In June 2012 the project received several key permits including the Beneficiation Concession and the construction permit for the Cunahuiri Reservoir (“Autorización de ejecución de obras: reservorio Cunahuiri”). All permits required for construction are now in place. The key remaining permit required for operation is the mine permit, and the approval process for this permit is proceeding and we expect to have it fully approved in 2012.

The process for the evaluation of impacts was guided by national and international standards, using impact assessment matrices and predictive models. The evaluation of impacts considered direct, indirect and cumulative impacts. The following predictive tools were used in evaluating the impacts:

·                  Noise and vibration modelling

·                  Air dispersion modelling

·                  Modelling of visual impacts

·                  Water quality modelling

Hudbay’s hydrogeological testwork has been completed for the areas of the Cunahuiri Reservoir, WRF, and TMF.  From this completed testwork Hudbay has made the following design decisions: the TMF will include a partial liner and underdrain system; the WRF will not require a liner; and the Cunahuiri Reservoir will not require a liner.

The hydrogeological testwork currently being carried out, which is expected to lead to a more refined hydrogeological model and plant water balance, is intended to answer three principal questions related to the detailed design of the mine and plant water systems: (1) connectivity between the pit dewatering area and reservoirs to the north of the pit; (2) impact of slope stability on the pit wall design; and (3) availability of groundwater supply through life of mine.

Hudbay has engaged an Independent Project Review Board (IPRB) to conduct quarterly reviews of the major earth structures on the project, with regular visits to site, as well, for monitoring the progress of construction.  This activity will continue for the duration of the project under the current scope and it is the intent of Hudbay to continue this review process during operation.  Design reviews and site visits will be carried out at critical junctures throughout the course of mine operations to observe the performance of the structure and development of subsequent raises to the dam and the impoundment.

Hudbay’s plant design and operating strategy for water management includes the following aspects:

·                  Hudbay’s current plant design is for zero water discharge to the environment from the plant, tailings impoundment, and PAG waste rock storage facility.  This is based on its calculation that the plant will require more water than will be available from pit dewatering, waste rock run-off and tailings under-drain and/or surface water availability.

·                  Hudbay’s prioritization of water sources for the plant is expected to be as follows:

1.                           Use of pit dewatering water, TMF (seepage from the tailings underdrain and the embankment  toe drain is pumped back into the surface water pond and from there can be pumped to the plant) and WRF drainage water.

2.                           Water required in excess of that available from the above sources is expected to be drawn from, in order of preference, pit wall dewatering, TMF groundwater underdrain, the main sediment pond, and lastly the Cunahuiri reservoir.  To the extent that water from these sources is not required it can be discharged to the Chilloroya River (In the case of the sediment pond, sufficient retention time is required to achieve the required clarity of discharged water.  If the flow rate into the pond exceeds the settling capacity this excess water will be pumped to the tailings dam).

·                  The Cunahuiri reservoir is available for either plant make-up water or water supply to mitigate any reduced river flow or water supply impacts of pit dewatering.  The reservoir is also sized to provide water to the community of Chilloroya at an agreed continuous rate of 10 l/s.

The Constancia environmental monitoring program is summarized in the April 2012 environmental monitoring plan (CWS-PGM-303: Plan de Monitoreo Ambiental).  This plan covers monitoring of air, noise and vibration, surface water quality and flow, surface lake/reservoir levels, groundwater levels and quality, domestic water consumption and quality, effluent monitoring (currently only domestic wastewater), soil and sediment, biological (flora and fauna) monitoring, and meteorological data collection.

During the exploration phase, the project maintained a joint environmental monitoring committee with the community of Chilloroya. This joint monitoring process is being reconstituted to support the construction phase monitoring activities.

The ESIA baseline assessment identified a number of flora, fauna and aquatic species that have been assigned conservation status, either by Peruvian legislation or international designation, and two endemic species in the project study area are part of the EISA commitments. Hudbay is working on several specific management plans for wetlands, flora and fauna; and has retained the service of a Peruvian environmental consultancy, INSIDEO S.A.C. (INSIDEO) to develop the project Biodiversity Action Plan (BAP), as generally anticipated and described in the ESIA and as required in the MAC TSM protocol and IFC performance standard N° 6. The BAP is intended to consolidate Hudbay’s commitments and efforts regarding biodiversity.

20.1.5              MINE CLOSURE PLAN

The Constancia Closure Plan, as prepared by Knight Piésold, describes the closure activities for all of the project’s components based on the project’s feasibility design and the approved EISA and includes details of the public consultation and public participation used in development of the plan. The Constancia Closure Plan was submitted to Peruvian authorities in November 2011.

The progressive closure includes the tailings dam and the stages 1, 2 and 3 of the waste rock facility, which are expected to be executed during the last 8 years of operations.

The final closure is expected to be implemented two years after the operations conclude, and the post closure activities are expected to last for five years.

Upon closure, a pit lake will be formed and a 30 meter border around the pit will be established. Pit lake water level seepage studies predict minimal seepage until the lake level reaches 4,120 meters. Hudbay intends to maintain the elevation of the water at this level to avoid all seepage.

A water treatment plant will be required to perpetually treat pit lake water so that it can be discharged to the environment, and maintain the water level below 4,120 meters. This water treatment plant will also receive input from the WRF. The WRF will be capped with a 40 mm clay layer to reduce seepage.  Effluent from the treatment plant will be discharged to a mixing channel located parallel to the Chilloroya River. The rate of discharge to this channel will be adjusted based on flows in the Chilloroya River (aiming for high flows) and the resultant water quality. Effluent from the water treatment plant will comply with Peruvian regulations and IFC EHS Guidelines for Mining Effluent prior to discharge to the mixing channel (and post treatment). The mixing channel will enable Hudbay to comply with the more stringent Peruvian Ambient Water Quality Guidelines.

Through Resolution No. 286-2012-MEM-AAM dated September 4th, 2012, Hudbay obtained approval of the Closure Plan. The current Closure Plan contemplates expenditures of $289.3 million (not including VAT) for progressive rehabilitation and mine closure over the life of the Constancia Project and through to 2077.

20.2                        PERMITTING

20.2.1              CONSTANCIA

Hudbay is required to obtain several permits for the construction and operation stages of the Constancia Project. All of these permits are required to be supported by the ESIA which, as mentioned in previous sections, has already been approved.

Hudbay has secured all necessary permits and authorizations to start construction activities at the Constancia Project. A summary of these permits is detailed below:

·                  ESIA - Besides being an environmental background and requirement for other permits, the ESIA allows the construction and operation of certain facilities that do not have a specific construction and operation permit, for instance, camps and stockpiles. As mentioned in previous sections, an ESIA for the Constancia Project has already been approved and a first addendum is under preparation to match the project’s current detailed design.

·                  Certificate of Non-Existence of Archeological Remains (CIRA) - Although not a permit, it is highly recommended to obtain a CIRA from the Peruvian Ministry of Culture, in order to evidence that no archeological sites or remains are impacted as a consequence of the project. On October 6th, 2011, Hudbay obtained CIRA 2011-366-MC for the area comprised by the Constancia Project, excluding certain archeological sites which are in the process of being rescued. A specific CIRA for these excluded areas will be requested once the rescue activities are concluded.

·                  Beneficiation concession (construction stage) - A beneficiation concession allows a titleholder to process, purify and refine minerals by using chemical and/or physical procedures in process plants. The procedure to obtain a beneficiation concession is mainly divided in two stages: (i) the construction stage; and, (ii) the beneficiation concession granting stage (i.e. granting of the operation license), which is requested after the process plant construction is finished. Through Resolution No. 189-2012-MEM-DGM/V dated June 8th, 2012, Hudbay obtained the authorization to construct the process plant, including the TMF and water collection pond.

·                  Cunahuiri reservoir (construction stage) - Construction of water supply facilities is required to be done in accordance with the water license procedures, which consist of four stages. For purposes of construction and operation, Hudbay is required to obtain third and fourth stage approval. In this regard, by means of Resolution 151-2012-ANA/ALA Alto Apurimac Velille dated June 7th, 2012, the Local Water Authority from Alto Apurimac Velille granted the authorization to construct the Cunahuiri reservoir with a maximum capacity of 2 million m3.

·                  Authorizations to impact water ways - According to Peruvian Law, any impact caused to hydraulic bodies such as lakes and rivers, shall be previously authorized by the corresponding water authority. There are certain facilities within the Constancia Project that will be constructed in water ways (e.g. Huallachane stream and the Chilloroya River) and that have been duly authorized by the Local Water Authority from Alto Apurimac Velille. These facilities are the main sediment pond, the topsoil stockpile No. 1 and culverts. The corresponding authorizations were granted by means of Resolutions 55 and 56-2012-ANA/ALA Alto Apurimac Velille dated April 24th, 2012

·                  Water authorizations - Other minor water authorizations have been requested in order to allow Hudbay to use water for construction activities. Some of these authorizations have been granted (for instance the authorization to use water for the construction of the plant sediment ponds and to use water for the Fortunia camp), and the other ones are in the final stage of evaluation before the Local Water Authority from Alto Apurimac Velille, since the corresponding site inspections to the water sources have been carried out.

·                  Pit dewatering (wells installation) - As part of the water license procedure required to use water from the pit, Hudbay has obtained the authorization to install the corresponding wells. This authorization was granted by means of Resolution 49-2012-ANA/ALA Alto Apurimac Velille dated March 30th, 2012.

Operation permits that will be required for Constancia are the water license (which authorizes permanent use of water) for the Cunahuiri reservoir, the pit dewatering and the collection pond located over the TMF, the beneficiation concession (operating license), which allows the operation of the process plant, and the mine permit, which allows preparation (e.g pre-stripping) and exploitation activities in the pit. All these permits are on track. For instance, the mine permit which was submitted on December 15th, 2011 is in its final stage of evaluation and its approval is expected to be granted before the end of 2012.

20.2.2              PAMPACANCHA

Currently, exploration activities are being carried out as permitted by the third amendment to the SD-EIA. As explained in Section 20.1.2, the fourth amendment to the SD-EIA (which is expected to allow further exploration activities in the Pampacancha and Chilloroya South deposits) has been requested and is currently under evaluation before the MINEM. It is worth noting that because of new legal regulations, a new authorization to initiate exploration activities for this exploration campaign is required to be obtained in advance from the MINEM. Hudbay will apply for this new authorization once the fourth amendment to the SD-EIA is approved, since this environmental study is a prerequisite to obtain the aforesaid authorization. Besides these permits, Hudbay has already obtained the necessary surface rights and mining concessions for exploration covering the Pampacancha and Chilloroya South deposits for the next 13 years.

Specific permits for developing and exploiting Pampacancha will be determined and scheduled once the feasibility design is completed.

20.3                        SOCIAL

Between February and April 2012 Hudbay reached agreements with the neighboring communities of Uchuccarco and Chilloroya to secure the surface rights required for the construction of the Constancia Project. Each of these agreements was validated by two thirds of the community members and is in the process of being recorded in the public land registry. The community agreements are described in further detail below.

Also in 2012, Hudbay negotiated an extension of the exploration agreement with Chilloroya to allow access to community land for exploration, including in the Pampacancha area. This access agreement is for three years (rather than a one year period as in the past) to avoid having to renew the exploration agreement during the project construction activity.

Hudbay has also prepared a compensation plan for the 36 landholding families from the lchuni area of Chilloroya. This plan takes into account the needs of each family and the capital each one of them has to develop activities that allow them to restructure their working activities and adapt to a new house. The idea is to cover all the aspects a family needs to achieve sustainable development. To this end, Hudbay developed a Resettlement Action Plan (RAP) which provides a general framework for negotiating with each family and is based on the concept that each family should receive distinct compensation based on the impact the resettlement is expected to have. Key provisions of the RAP include consultation, census of project-effected people, compensation, monitoring, grievance management plan and special consideration for vulnerable groups. This framework for negotiation was prepared in compliance with national laws  and  international  provisions  and  standards  in  resettlement  matters  and  in  particular  the  IFC Performance Standards.

A Community Relations Plan has been developed taking into account the following requirements:

·                                Final determination of the Direct and Indirect Areas of Influence of the project, based on the outcomes of the Social Impact Analysis as mentioned above.

·                                The needs in the construction and operation phases, as determined in the Social Impact Analysis.

·                                The State’s requirements, as expressed in the Community Relations Guidelines of the MINEM and the Prior Commitment Act (DS-042-2003-EM).

·                                The requirements of international financial institutions, taking into account as main references the Equator Principles, IFC Performance Standards, United Nations Environment Programme’s  APELL (Awareness and Preparedness for Emergencies at Local Level) for Mining, and, supplementary social management standards.

Specific social programs were designed for the mitigation and prevention of identified impacts. Generally, these programs addressed the following key topics:

·                                Communication and consultation

·                                Participatory monitoring

·                                Claims and dispute resolution

·                                Local employment and local suppliers services

·                                Social investment

·                                Land acquisition and resettlement

·                                Code of conduct for workers

Stakeholder mapping has been undertaken, identifying the two principal stakeholder groups in the direct area of influence as the communities of Uchuccarco and Chilloroya. There are three well-defined groups in each of the communities, namely:

·                                Community assembly: people from the community.

·                                Artisanal miners: community members who possess land (but do not have title).

·                                Youth Groups: (in the case of Chilloroya and Uchuccarco, represented through the Youth Association), educated community members who have had the experience of living in other cities, but do not own any land or possess any economic capital.

The youth groups and artisanal miners do not have a solid organisational structure, but do have marked interests and represent a significant proportion of the population.

The association of artisanal miners in Chilloroya is two years old. Benefits from artisanal mining activities in Chilloroya are not distributed evenly across the population; they are primarily experienced by those members of the population who possess the land where the illegal mining activities are occurring.

Uchuccarco has a greater number and variety of organisations inside its community structure, some of which have duties that are independent from the Governing Board, including: JAAS, the Committee of Water Users (“Comité de Regantes”), among others. In addition, Uchuccarco is the most active community in the District of Chamaca, and has more relationships with district and private institutions.

In Chilloroya and Uchuccarco, the political strength of the Governing Board is solid and the different associations within the communities are not well organised. Although there is a varied array of organisations, many are focused on specific tasks and have little political presence, as in the case of women’s and parents’ organisations.

The informal mining activity that is of most concern to Hudbay is the activity on our concession area at Pampacancha in the Community of Chilloroya. This is the only informal mining in Chilloroya and was the subject of an agreement between Norsemont and the community of Chilloroya whereby Norsemont permitted legal artisanal mining in the Pampacancha area and the community of Chilloroya undertook that this would be the only portion of the Hudbay mineral concession on which community operated artisanal mining would take place.  This agreement has been effective in confining the informal mining to the Pampacancha area of Hudbay’s concessions and will be in force until mid-2015.

Hudbay is working with the community of Chilloroya to continue to contain the informal mining activity, and it believes that the community is also interested in limiting such activities. The community has recently given Hudbay permission to start its new drilling program in the Pampacancha area. Hudbay’s medium term strategy is to draw the informal miners into employment related to the Constancia Project and finally reach a land acquisition agreement for the Pampacancha area by 2013 that will allow it to bring an end to informal mining in this area.

The main economic activity in the area is agriculture and cattle farming.  A labour force with basic mining knowledge is present in Espinar.  Food and basic supplies can be obtained in Espinar.

Arequipa and Cusco are the nearest major centres, and both are over 300 km from the Project site by road.

Several small permanently flowing streams, which are adequate for exploration requirements, are present in the area.  More significant water sources include the Apurimac and Chilloroya rivers.

Infrastructure includes several poorly maintained unsealed roads.  All bridges on the access routes have low load capacity.

Public electricity is available in Uchuccarco and, only recently, in the Chilloroya community.  This power is supplied from the main grid via Chamaca.  Grid electricity is available at Tintaya, 70 km from the project.  Power supply is 138 kV, but there are plans to upgrade this to 220 kV by 2012.

A public, but privately managed, landing strip is located at Espinar, about two hours from the project. The air strip is paved and maintained by Xstrata, and Hudbay has authorisation to use the strip.  Small commercial and/or charter flights can use the air strip for daytime operations.

20.4                        HEALTH AND SAFETY

Hudbay Peru is managed to the same safety standards as other sites and operations within Hudbay, and many of the priority hazards and required management steps are similar across all exploration, construction, and mining activities.  However, there are specific aspects of any location or operation that require particular focus and these aspects of the Constancia Project are best summarized in the output of the “HSEC High Level Risk Assessment Workshop” carried out in Lima on January 31, 2012. This workshop was attended by personnel from Hudbay, Ausenco, Stracon GyM, and GMI.  Key site specific risk areas identified in this workshop included:

·                  Vehicle accidents, particularly risks related to the poor pavement conditions from Imata to Espinar, and the state of the road and traffic conditions from Espinar to the Constancia site, especially in worse weather conditions (rain, hail).  This risk poses a threat of injury or death to non-employees from potential vehicle collisions and vehicle-pedestrian collisions.  Also risks related to travel within the site on steep terrain.

·                  Risks related to severe weather events, particularly lightning storms in the area of the project.

·                  Health risks related to food and hygiene for people travelling to and from the site and health diseases related to cold weather.

·                  Risks posed by exploration operations in the vicinity of informal mining — including ground stability.

·                  Risks related to the site elevation (4,000 to 4,500 m above sea level).

·                  Risks related to the use of local labour with less experience in exploration, mining and construction hazards and/or safety practices.

·                  Peru has a strong legal framework for Health and Safety management, which provides a good starting structure for Health and Safety management planning.  The Constancia Project also draws on both Hudbay and Ausenco safety management practices. Key elements of H&S management include:

·                  The Hudbay Peru HSEC Management System, which links identified risks, legal and other requirements to management responsibilities, plans and procedures, and auditing needs.

·                  The Hudbay Peru health and safety team, including 6 site personnel dedicated to safety administration and audits, and an Emergency Response Team, which are in charge of a medical centre that includes a medical doctor and paramedic on site at all times. Ausenco will also have a site safety team to support the EPCM activities.

·                  The Peruvian legally required joint management-employee Health and Safety committee.

·                  The Peruvian legally required annual third party health and safety audit. Normally it depends of the performance of the safety indicators.

·                  The Peruvian legally required compulsory 2 day (16 hour) orientation process for all employees that enter for work at the site. The Mine Safety Institute, Peruvian Council, Mining Engineer Institute and the National Society of Mining, Oil and Energy, is helping Hudbay in this process.

Key aspects of the currently in place health and safety management program include:

·                  Travel to site driving safety measures, including implementation of a driving safety program, and examination of options for improving tracking procedures and technologies (current procedures restrict dark hours vehicle travel and require check-in with site security at three points between Cusco or Arequipa and site). Additional controls are the periodical mechanical test of the vehicles and the route patrol (between Matarani and Espinar) that is being performed by a light vehicle from the Emergency Response Team.

·                  Specific procedures related to site hazards, including a procedure for managing permission to travel to site (including confirmation of the Peruvian required medical checks for working at high elevations), and lightning detection equipment and procedures limiting outdoor work during lightning events.

·                  Regular site safety audits, as well as injury / incident tracking and investigation.

·                  Review of contractor health and safety procedures.

·                  Development of area operating and safety procedures.

·                  Development of expanded training program.

·                  Initiation in 2012 of an occupational health and hygiene monitoring program.

·                  Hazard Communication by Safety Alerts, Flash Reports and Safety Inspection reports.

·                  HS Communication by HS Newsletters, Posters and Daily safety talks.

21.0                        CAPITAL AND OPERATING COSTS

The capital and operating costs are estimated in constant 2012 US dollars.

21.1                        CAPITAL COSTS

The LOM capital costs are estimated to be $2,211.6M, including $1,546.1M for major project capital as summarized in Table 21-1. The capital cost estimate has an accuracy of +/- 15%.

There is an additional $665.4M for sustaining capital, which includes $33.5M for pebble crushers and other sustaining capital; $319.0M for new mine equipment, replacement equipment and equipment major rebuilds over the entire life of the project and $312.9M for tailings pipeline and tailings management facility expansion.

A contingency plus growth component of $157.4M or 14.5% of “costs at risk” is included in the major project capital. As of the end of Q3 2012, $475.5M of the total $1,546.1M for major project capital had been spent or committed.

Major equipment capital costs are based on quoted costs from equipment suppliers. Processing plant and site infrastructure capital equipment and construction costs were estimated by Ausenco from labour, materials and equipment workups. Mine, haul road and other heavy civil works construction costs were estimated by Stracon based on their experience at other mines in Peru. The costs for the tailings management facility, waste rock facility and various water storage ponds and reservoirs were estimated based on a design by Knight-Piesold and heavy civil works unit costs provided by Stracon.

Table 21-1: Capital Costs

Capital Expenditures

Initial Capital
Geology, Mine Design & Studies	000 US$	2,112
Mining	000 US$	302,929
Process Plant	000 US$	359,838
Site Services and Utilities	000 US$	17,412
Internal Infrastructure	000 US$	372,505
External Infrastructure	000 US$	48,849
Project Preliminaries	000 US$	27,665
Indirect Costs	000 US$	144,049
Owners Costs	000 US$	270,787
Total Initial Capital	000 US$	1,546,146

Sustaining Capital(1), (2), (3)
Mining - Replacement	000 US$	95,309
Mining - Major Repair	000 US$	223,706
Plant - Pebble Crusher	000 US$	18,858
Plant - Tailings Pipeline	000 US$	15,789
TMF	000 US$	297,130
Other	000 US$	14,657
Total Sustaining Capital	000 US$	665,448

Total Capital Expenditures	000 US$	2,211,594

(1) Not including Closure costs

(2) Cost model projects sustaining capital costs based on a forecast of the price of key input drivers, namely diesel, steel and the PEN/USD exchange rate

(3) Undiscounted

21.2                        OPERATING COSTS

Operating costs were estimated from a combination of benchmarking of similar mining operations in Peru, budget estimates from local suppliers, information provided by Hudbay’s service providers regarding the experience of other Peruvian operations and labour costs currently experienced in the local region.

Operating costs include on-site mine development, ore production, processing, infrastructure and site specific G&A, as well as estimated costs for concentrate transport, storage and port handling.

The total operating LOM costs are estimated to be US $9.40/tonne milled or $4,230.3M for the life of the mine, as summarized in Table 21-2.

Table 21-2: Operating Costs

Operating Costs(1), (2)

	Unit Costs	Annual Average (LOM)
	(US$/tonne Milled)	(000 US$)

Mining	$2.98	$80,798
Milling	$4.50	$121,929
G&A	$1.13	$30,753
Total Mine/Mill	$8.61	$233,480

Transportation and Port Charges	$0.79	$21,356
Total	$9.40	$254,836

(1) LOM (Life of Mine) Average

(2) Cost model projects operating costs based on a forecast of the price of key input drivers, namely diesel, steel and the PEN/USD exchange rate

22.0                        ECONOMIC ANALYSIS

22.1                        CASH FLOW, NPV, IRR AND PAYBACK PERIOD

Based on Hudbay’s capital cost estimate for the Constancia Project, the NPV8% of after-tax cash flows as of July 1, 2012 is C$571M and the IRR is 14.5%. The economic analysis incorporates capital expenditures that have been incurred during the first six months of 2012 and does not account for the silver stream transaction with Silver Wheaton. Project payback on an after-tax basis is expected to occur in late-2018, which is the fourth year of commercial production. The gross revenue by metal is expected to be 81.1% from copper, 6.9% from silver, 6.8% from molybdenum and 5.2% from gold.

A summary of the life-of-mine undiscounted revenues and costs as well as the project NPV8% and IRR is presented in figure 22-1.

Table 22-1: Economic Model Results

			$ / tonne ore	%
Gross Revenue
Copper	000 US$	8,683,083	19.30	81.1%
Silver	000 US$	741,034	1.65	6.9%
Gold	000 US$	560,142	1.25	5.2%
Molybdenum	000 US$	722,750	1.61	6.8%
Total Gross Revenue	000 US$	10,707,009	23.80	100.0%
TC/RC & Freight	000 US$	1,316,580	2.93	12.3%
Net Revenue	000 US$	9,390,429	20.87	87.7%
Operating Costs	000 US$	3,885,756	8.64	36.3%
Operating Margin	000 US$	5,504,673	12.24	51.4%
Major Project Capital	000 US$	1,536,746	3.42	14.4%

			$ / tonne ore	%
Sustaining Capital	000 US$	665,448	1.48	6.2%
Closure Costs	000 US$	135,342	0.30	1.3%
Pre-Tax Cash Flow	000 US$	3,167,136	7.04	29.6%
Income & Mining Taxes	000 US$	1,200,423	2.67	11.2%
After-Tax Cash Flow	000 US$	1,966,713	4.37	18.4%
After-Tax Cash Flow	000 C$	2,101,564	4.67
NPV - 8%	M C$	571
IRR	%	14.5%

A summary of the life-of-mine net revenue by metal is illustrated in Figure 22-1.

Figure 22-1: Gross Revenue by Metal

A summary of the annual life-of-mine undiscounted project cash flows is presented in Table 22-2. Included in the cash flow is annual ore and waste mined from each of the Constancia and Pampacancha open pits as well as annual mill feed and grades. Pampacancha is incorporated into the mine plan from years 2016 through to 2019, inclusive.

Stockpiling of ore from both Constancia and Pampacancha will occur in order to optimize sequencing and project economics. The Constancia cash flow model fully incorporates the Peruvian tax regime which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The cash flow also incorporates the project’s closure and reclamation costs that are forecast to commence post-2020 and continue through to post-mine closure in 2030. As noted above, the cash flow model does not account for the silver stream transaction with Silver Wheaton.

The operating cost model adjusts capital development expenditures, operating costs and sustaining costs based on a forecast of the price of key input drivers, namely diesel, steel and the PEN/USD exchange rate.

Table 22-2: Cash Flow by Year

			2012	2013	2014	2015	2016	2017	2018
Constancia
Ore Mined	000 t	0	0	0	9,374	27,412	25,568	22,179	8,543
Waste Mined	000 t	0	0	2,390	44,054	37,699	27,419	20,066	34,321

Pampacancha
Ore Mined	000 t	0	0	0	0	0	5,016	7,657	19,593
Waste Mined	000 t	0	0	0	0	0	19,610	29,760	15,342

Mill Feed	000 t	0	0	0	7,638	28,032	28,990	28,990	28,990
Copper Head Grade	%	0	0	0	0	0.59%	0	0.37%	0
Silver Head Grade	g/tonne	0	0	0	4	4.04	4	3.17	4
Gold Head Grade	g/tonne	0	0	0	0	0.053	0	0.083	0
Molybdenum Head Grade	%	0	0	0	0	0.0114%	0	0.0105%	0

Concentrator Recoveries
Copper Recovery	%	0.0%	0.0%	0.0%	88.2%	88.7%	88.7%	88.5%	86.5%
Silver Recovery	%	0.0%	0.0%	0.0%	85.2%	83.3%	77.4%	72.1%	67.2%
Gold Recovery	%	0.0%	0.0%	0.0%	60.0%	60.0%	60.6%	61.3%	63.4%
Molybdenum Recovery	%	0.0%	0.0%	0.0%	55.0%	55.0%	53.1%	51.1%	44.9%

Copper Concentrate Produced
Payable Copper	%	0.0%	0.0%	0.0%	96.5%	96.5%	96.5%	96.4%	96.5%
Payable Silver	%	0.0%	0.0%	0.0%	89.4%	89.2%	90.7%	89.9%	89.9%
Payable Gold	%	0.0%	0.0%	0.0%	63.2%	56.5%	74.1%	83.5%	92.9%

Payable Copper	000 lbs	0	0	0	49,738	310,217	235,846	200,432	250,626
Payable Silver	oz	0	0	0	448,644	2,681,315	2,446,408	1,914,158	2,377,175
Payable Gold	oz	0	0	0	3,415	15,861	27,060	40,810	131,292

Molybdenum Concentrate Produced
Payable Molybdenum	%	0.0%	0.0%	0.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Payable Molybdenum	000 lbs	0	0	0	241	2,753	3,843	3,363	3,601

Metal Prices
Copper Price	US$/lb	0.00	3.40	3.40	3.40	3.30	3.10	2.75	2.75
Silver Price	US$/oz	0.00	30.00	30.00	30.00	28.00	24.00	23.00	23.00
Gold Price	US$/oz	0	1,650	1,650	1,550	1,450	1,350	1,150	1,150
Molybdenum Price	US$/lb	0.00	14.00	15.50	15.00	15.00	14.50	14.00	14.00
Exchange Rate	CAD/USD	0.00	1.02	1.01	1.01	1.02	1.05	1.05	1.05

Revenue from Operations	000 US$	0	0	0	191,483	1,163,083	882,087	689,222	945,293
Third Party TC/RC & Freight	000 US$	0	0	0	(19,219)	(125,568)	(100,933)	(86,398)	(106,032)
Net Revenue	000 US$	0	0	0	172,264	1,037,516	781,154	602,824	839,261

Costs
Mining Costs	000 US$	0	0	0	(26,636)	(77,686)	(97,384)	(91,735)	(90,016)
Milling Costs	000 US$	0	0	0	(47,118)	(119,173)	(116,736)	(114,795)	(114,795)
G&A Costs	000 US$	0	0	0	(18,021)	(37,004)	(37,442)	(35,631)	(35,613)
Royalties	000 US$	0	0	0	(916)	(5,508)	(3,577)	0	0
Profit Sharing	000 US$	0	0	0	0	(47,926)	(27,156)	(15,893)	(36,665)
Initial Capital	000 US$	0	(421,615)	(940,307)	(174,823)	0	0	0	0
Sustaining Capital	000 US$	0	0	0	(34,186)	(66,863)	(110,719)	(38,392)	(32,612)
Closure Costs	000 US$	0	0	0	0	0	0	0	0
Cash Flow Before Income & Mining Taxes	000 US$	0	(421,615)	(940,307)	(129,435)	683,356	388,141	306,377	529,560

Modified Royalty	000 US$	0	0	0	(1,723)	(25,741)	(12,531)	(6,376)	(15,548)
Special Mining Tax	000 US$	0	0	0	(1,517)	(22,533)	(12,003)	(6,279)	(14,426)
Income Tax	000 US$	0	0	0	0	0	(57,114)	(59,618)	(130,515)

Cash Flow After Income & Mining Taxes	000 US$	0	(421,615)	(940,307)	(132,675)	635,082	306,493	234,105	369,072

Cash Flow After Income & Mining Taxes	000 C$	0	(430,048)	(949,711)	(134,002)	647,784	321,818	245,810	387,525

		2019	2020	2021	2022	2023	2024	2025
Constancia
Ore Mined	000 t	14,491	29,490	28,216	29,591	28,476	30,099	28,645
Waste Mined	000 t	44,733	50,760	48,286	40,407	40,868	39,901	43,551

Pampacancha
Ore Mined	000 t	14,453	0	0	0	0	0	0
Waste Mined	000 t	6,180	0	0	0	0	0	0

Mill Feed	000 t	28,982	28,990	28,990	28,990	28,990	28,990	28,990
Copper Head Grade	%	0	0.36%	0	0.32%	0	0.31%	0
Silver Head Grade	g/tonne	5	3.30	4	3.13	3	3.21	3
Gold Head Grade	g/tonne	0	0.043	0	0.038	0	0.046	0
Molybdenum Head Grade	%	0	0.0104%	0	0.0108%	0	0.0120%	0

Concentrator Recoveries
Copper Recovery	%	87.4%	89.9%	89.9%	90.2%	90.1%	90.3%	90.1%
Silver Recovery	%	69.6%	72.6%	70.3%	71.5%	70.6%	71.3%	70.6%
Gold Recovery	%	62.5%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%
Molybdenum Recovery	%	47.5%	55.0%	55.0%	55.0%	55.0%	55.0%	55.0%

Copper Concentrate Produced
Payable Copper	%	96.5%	96.5%	96.4%	96.4%	96.4%	96.4%	96.4%
Payable Silver	%	91.3%	90.5%	91.4%	90.7%	91.2%	91.3%	90.3%
Payable Gold	%	90.3%	67.1%	71.8%	65.9%	63.5%	72.9%	72.1%

Payable Copper	000 lbs	254,341	198,705	181,528	178,457	173,482	169,765	163,686
Payable Silver	oz	2,881,025	2,020,520	2,107,543	1,874,654	1,952,500	1,942,313	1,648,266
Payable Gold	oz	95,770	16,261	18,823	13,944	12,266	18,559	17,130

Molybdenum Concentrate Produced
Payable Molybdenum	%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Payable Molybdenum	000 lbs	3,599	3,656	3,086	3,802	4,120	4,218	3,224

Metal Prices
Copper Price	US$/lb	2.75	2.75	2.75	2.75	2.75	2.75	2.75
Silver Price	US$/oz	23.00	23.00	23.00	23.00	23.00	23.00	23.00
Gold Price	US$/oz	1,150	1,150	1,150	1,150	1,150	1,150	1,150
Molybdenum Price	US$/lb	14.00	14.00	14.00	14.00	14.00	14.00	14.00
Exchange Rate	CAD/USD	1.05	1.05	1.05	1.05	1.05	1.05	1.05

Revenue from Operations	000 US$	926,222	662,790	612,529	603,143	593,763	591,926	552,877
Third Party TC/RC & Freight	000 US$	(108,100)	(85,516)	(79,253)	(78,528)	(78,125)	(77,106)	(71,639)
Net Revenue	000 US$	818,123	577,274	533,276	524,615	515,638	514,820	481,239

Costs
Mining Costs	000 US$	(87,140)	(89,992)	(88,168)	(80,461)	(81,292)	(84,581)	(83,112)
Milling Costs	000 US$	(114,779)	(114,795)	(114,795)	(114,795)	(114,795)	(114,795)	(114,795)
G&A Costs	000 US$	(35,561)	(31,596)	(31,591)	(31,454)	(31,181)	(31,181)	(31,175)
Royalties	000 US$	0	0	0	0	0	0	0
Profit Sharing	000 US$	(36,408)	(18,269)	(15,194)	(15,889)	(15,664)	(15,484)	(13,205)
Initial Capital	000 US$	0	0	0	0	0	0	0
Sustaining Capital	000 US$	(38,165)	(29,630)	(32,784)	(26,690)	(39,561)	(49,842)	(39,892)
Closure Costs	000 US$	0	0	(6,866)	(6,866)	(5,284)	(5,284)	(5,284)
Cash Flow Before Income & Mining Taxes	000 US$	506,070	292,992	243,880	248,461	227,861	213,654	193,778

Modified Royalty	000 US$	(14,352)	(5,773)	(5,333)	(5,246)	(5,156)	(5,148)	(4,812)
Special Mining Tax	000 US$	(13,452)	(5,383)	(4,045)	(3,889)	(3,743)	(3,386)	(2,549)
Income Tax	000 US$	(130,263)	(68,840)	(58,091)	(60,727)	(59,974)	(59,430)	(51,417)

Cash Flow After Income & Mining Taxes	000 US$	348,003	212,995	176,410	178,598	158,988	145,691	135,000
Cash Flow After Income & Mining Taxes	000 C$	365,404	223,645	185,231	187,528	166,938	152,975	141,750

		2026	2027	2028	2029	2030	2031	TOTAL
Constancia
Ore Mined	000 t	26,980	28,660	30,187	28,507	6,772		403,189
Waste Mined	000 t	22,195	15,726	8,960	6,369	479		528,186

Pampacancha
Ore Mined	000 t	0	0	0	0	0		46,720
Waste Mined	000 t	0	0	0	0	0		70,891

Mill Feed	000 t	28,990	28,990	28,990	28,990	8,385		449,909
Copper Head Grade	%	0	0.26%	0	0.32%	0		0
Silver Head Grade	g/tonne	3	2.84	3	2.73	4		3
Gold Head Grade	g/tonne	0	0.038	0	0.038	0		0
Molybdenum Head Grade	%	0	0.0077%	0	0.0074%	0		0

Concentrator Recoveries
Copper Recovery	%	89.9%	90.2%	90.3%	89.9%	89.3%		88.1%
Silver Recovery	%	70.1%	71.0%	71.3%	70.1%	68.2%		71.0%
Gold Recovery	%	60.0%	60.0%	60.0%	60.0%	60.0%		61.8%
Molybdenum Recovery	%	55.0%	55.0%	55.0%	55.0%	55.0%		51.1%

Copper Concentrate Produced
Payable Copper	%	96.4%	96.4%	96.4%	96.4%	96.3%		96.4%
Payable Silver	%	90.9%	91.6%	91.1%	88.8%	88.9%		90.5%
Payable Gold	%	72.1%	72.2%	71.5%	66.1%	66.7%		79.5%

Payable Copper	000 lbs	152,350	142,820	150,788	177,055	63,831		3,053,668
Payable Silver	oz	1,644,473	1,700,767	1,663,151	1,514,125	576,023		31,393,060
Payable Gold	oz	15,960	15,248	15,276	14,002	5,373		477,049

Molybdenum Concentrate Produced
Payable Molybdenum	%	100.0%	100.0%	100.0%	100.0%	100.0%		100.0%

Payable Molybdenum	000 lbs	3,110	2,699	2,545	2,595	820		51,274

Metal Prices
Copper Price	US$/lb	2.75	2.75	2.75	2.75	2.75
Silver Price	US$/oz	23.00	23.00	23.00	23.00	23.00
Gold Price	US$/oz	1,150	1,150	1,150	1,150	1,150
Molybdenum Price	US$/lb	14.00	14.00	14.00	14.00	14.00
Exchange Rate	CAD/USD	1.05	1.05	1.05	1.05	1.05

Revenue from Operations	000 US$	518,679	487,198	506,117	574,156	206,440	0	10,707,009
Third Party TC/RC & Freight	000 US$	(67,265)	(63,803)	(65,037)	(75,726)	(28,332)	0	(1,316,580)
Net Revenue	000 US$	451,414	423,395	441,080	498,430	178,108	0	9,390,429

Costs
Mining Costs	000 US$	(62,355)	(57,426)	(51,588)	(50,567)	(12,592)	0	(1,212,729)
Milling Costs	000 US$	(114,795)	(114,795)	(114,795)	(114,795)	(60,323)	0	(1,835,664)
G&A Costs	000 US$	(31,124)	(30,842)	(29,646)	(21,966)	(9,473)	0	(510,501)
Royalties	000 US$	0	0	0	0	0	0	(10,000)
Profit Sharing	000 US$	(12,748)	(11,709)	(14,053)	(17,065)	(3,535)	0	(316,863)
Initial Capital	000 US$	0	0	0	0	0	0	(1,536,746)
Sustaining Capital	000 US$	(37,783)	(26,708)	(22,029)	(26,870)	(12,722)	0	(665,448)
Closure Costs	000 US$	(5,284)	(93)	(93)	(31,339)	(33,954)	(34,997)	(135,342)
Cash Flow Before Income & Mining Taxes	000 US$	187,326	181,822	208,875	235,829	45,509	(34,997)	3,167,136

Modified Royalty	000 US$	(4,514)	(4,234)	(4,411)	(4,984)	(1,781)	0	(127,663)
Special Mining Tax	000 US$	(2,400)	(1,862)	(2,180)	(2,872)	0	0	(102,519)
Income Tax	000 US$	(49,879)	(46,316)	(54,786)	(65,463)	(17,808)	0	(970,240)

Cash Flow After Income & Mining Taxes	000 US$	130,533	129,409	147,499	162,509	25,920	(34,997)	1,966,713
Cash Flow After Income & Mining Taxes	000 C$	137,060	135,879	154,874	170,635	27,216	(36,747)	2,101,564

22.2                        PRINCIPAL ASSUMPTIONS

The metal prices and exchange rates used in the economic analysis are based on a blend of consensus metal price forecasts from over 20 well known financial institutions as of June 2012 as well as Brook Hunt’s metal price forecasts for copper. In addition to these forecasts, the forward curve and spot metal prices are taken into consideration. Long term equilibrium prices (LTEP) are used from 2017 onward. The metal prices used in the economic analysis are shown in Table 22-3.

Table 22-3: Metal and exchange rate assumptions

Metal		2012	2013	2014	2015	2016	2017/LTEP
Copper	US$/lb	3.40	3.40	3.40	3.30	3.10	2.75
Silver	US$/oz	30.00	30.00	30.00	28.00	24.00	23.00
Gold	US$/oz	1,650	1,650	1,550	1,450	1,350	1,150
Molybdenum	US$/lb	14.00	15.50	15.00	15.00	14.50	14.00
Exchange Rate	CAD/USD	1.02	1.01	1.01	1.02	1.05	1.05

Metal		2012	2013	2014	2015	2016	2017/LTEP
Copper	US$/lb	3.40	3.40	3.40	3.30	3.10	2.75
Silver	US$/oz	30.00	30.00	30.00	28.00	24.00	23.00
Gold	US$/oz	1,650	1,650	1,550	1,450	1,350	1,150
Molybdenum	US$/lb	14.00	15.50	15.00	15.00	14.50	14.00
Exchange Rate	CAD/USD	1.02	1.01	1.01	1.02	1.05	1.05

Two concentrates will be produced at the Constancia Project: copper concentrate and molybdenum concentrate. Copper recovery to copper concentrate is 88%, producing a 28% grade concentrate. In addition, recoveries to copper concentrate are 71% silver and 62% gold. Recovery to molybdenum concentrate is 51% molybdenum. The molybdenum concentrate grade is 40% molybdenum. Refer to Table 22-4 for a summary of metallurgical recoveries and concentrate grades. Metal recoveries and concentrate grades were based on the results of the metallurgical program as discussed in Section 13 of this Technical Report.

Table 22-4: Metallurgical Recovery Assumptions

Metallurgical Recoveries	Copper Concentrate	Molybdenum Concentrate
Copper	88%
Silver	71%
Gold	62%
Molybdenum		51%

Copper Grade	28%
Molybdenum Grade		40%

Cost assumptions for the sale of concentrates are based on benchmark terms and are summarized in Table 22-5

Table 22-5: Smelting and Refining Cost Assumptions

Copper Concentrate
Ground Freight to Port	US$/wmt	35.00
Port Charges	US$/wmt	25.50
Ocean Freight	US$/wmt	47.50
Copper
Payable	%	96.5%

Copper Concentrate
Unit deduction	%	1
Concentrate Treatment Charge	US$/dmt	70
Payable Metal Refining Charge	US$/lb	0.07
Silver
Payable	%	97.0%
Unit deduction	g	20
Refining Charge	US$/oz	0.45
Gold
Payable	%	97.0%
Unit deduction	g	0.75
Refining Charge	US$/oz	4.50
Lead + Zinc
Penalty	US$/dmt	1.27
Molybdenum Concentrate
Ground Freight to Refinery	US$/wmt	216.00
Molybdenum

Copper Concentrate
Payable	%	100.0%
Roasting Charge (% of Mo price)%		13.5%

The assumed life-of-mine production is shown in Table 22-6

Table 22-6: Life of Mine Production Summary

		Constancia	Pampacancha	Total
Production	tonnes	403,189,044	46,719,818	449,908,862

Copper Grade	%	0.35%	0.48%	0.36%
Silver Grade	g/t	3.25	4.49	3.38
Gold Grade	g/t	0.042	0.285	0.067
Molybdenum Grade	%	0.0096%	0.0149%	0.0101%

Copper in Ore	tonnes	1,406,950	224,063	1,631,013
Silver in Ore	troy oz	42,126,053	6,741,619	48,867,672
Gold in Ore	troy oz	543,034	427,965	970,999
Molybdenum in Ore	tonnes	38,571	6,938	45,509

The estimate of copper and molybdenum concentrate, contained metals in concentrate and payable metals produced over the life-of-mine are summarized in Table 22-7.

Table 22-7: Life of Mine Concentrate Production Summary

		Copper Concentrate	Molybdenum Concentrate
Concentrated Product	dmt	5,110,002	58,144
Grades
Copper	%	28.10%
Silver	g/t	211.1
Gold	g/t	3.7
Molybdenum	%		40%

Contained Metal in Concentrate
Copper	tonnes	1,436,283
Silver	troy oz	34,678,867
Gold	troy oz	600,266
Molybdenum	tonnes		23,257
Payable Metal
Copper	tonnes	1,385,121
Silver	troy oz	31,393,060
Gold	troy oz	477,049
Molybdenum	tonnes		23,257

22.3                        SENSITIVITY ANALYSIS

A sensitivity analysis for the Constancia Project was prepared based on assumed percentage changes in various input assumptions above or below the base case assumptions. Each input assumption change was assumed to occur independently from changes in other input assumptions. The analysis is summarized in figure 22-2. The project is most sensitive to the copper price, followed by capital costs, operating costs, the PEN/USD exchange rate and lastly secondary metal prices (silver, molybdenum and gold), respectively.

Figure 22-2: NPV Sensitivity

Sensitivities to the base case commodity price and exchange rate assumptions are shown in table 22-8. The three year historical price case improves the project NPV to C$1,202M and the IRR to 19.7%.

Table 22-8: Base case commodity price  and exchange rate

		Base Case	3 year Historical Average Prices(1)
Price and Exchange Weighted Averages
Copper	US$/lb	2.84	3.55
Silver	US$/oz	23.61	26.36
Gold	US$/oz	1,174.18	1,379.33
Molybdenum	US$/lb	14.10	14.92
Exchange	C$/US$	1.04	1.02
NPV- 8%	M C$	571	1,202
IRR	%	14.5%	19.7%

(1) Bloomberg three year historical average (Sept 13, 2009 to September 12, 2012).

22.4                        TAXES AND ROYALTIES

The Constancia project is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax (SMT) and the Mining Royalty (MR) are recently introduced taxes (late-2011) for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income (EBIT) based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the company. Over the life-of-mine, Constancia’s operating profit margin is expected to average approximately 35.2% which implies that the effective SMT and MR tax rates are projected to be 2.86% and 2.61% of operating income over the life of the project. The MR is subject to a minimum of 1% of sales during a given month. Please refer to tables 22-9 and 22-10 for the SMT and MR marginal tax rates and effective tax rates at varying levels of operating profit margin. The taxation and royalty information above was obtained from taxation experts within Hudbay Peru and added to the evaluation model by Hudbay’s Director — Treasury.

Table 22-9: SMT Marginal Tax Rate and Effective Tax

EBIT Margin		SMT Marginal	SMT Effective Rate
Lower	Upper	Rate	Lower	Upper
0%	10%	2.00%	0.00%	2.00%
10%	15%	2.40%	2.00%	2.13%
15%	20%	2.80%	2.13%	2.30%
20%	25%	3.20%	2.30%	2.48%
25%	30%	3.60%	2.48%	2.67%
30%	35%	4.00%	2.67%	2.86%
35%	40%	4.40%	2.86%	3.05%
40%	45%	4.80%	3.05%	3.24%
45%	50%	5.20%	3.24%	3.44%
50%	55%	5.60%	3.44%	3.64%
55%	60%	6.00%	3.64%	3.83%
60%	65%	6.40%	3.83%	4.03%
65%	70%	6.80%	4.03%	4.23%
70%	75%	7.20%	4.23%	4.43%
75%	80%	7.60%	4.43%	4.63%
80%	85%	8.00%	4.63%	4.82%
85%	100%	8.40%	4.82%	5.36%

Table 22-10: MR Marginal Tax Rate and Effective Tax

EBIT Margin		MR Marginal	MR Effective Rate
Lower	Upper	Rate	Lower	Upper
0%	10%	1.00%	0.00%	1.00%
10%	15%	1.75%	1.00%	1.25%
15%	20%	2.50%	1.25%	1.56%
20%	25%	3.25%	1.56%	1.90%
25%	30%	4.00%	1.90%	2.25%
30%	35%	4.75%	2.25%	2.61%
35%	40%	5.50%	2.61%	2.97%
40%	45%	6.25%	2.97%	3.33%
45%	50%	7.00%	3.33%	3.70%
50%	55%	7.75%	3.70%	4.07%
55%	60%	8.50%	4.07%	4.44%
60%	65%	9.25%	4.44%	4.81%
65%	70%	10.00%	4.81%	5.18%
70%	75%	10.75%	5.18%	5.55%
75%	80%	11.50%	5.55%	5.92%
80%	100%	12.00%	5.92%	7.14%

The corporate tax in Peru is 30% for companies with no stability agreement. Peru offers fifteen-year tax stability agreements that guarantee the present income tax regime. Companies operating under a tax stability agreement are subject to a 32% corporate tax rate and receive accelerated depreciation for certain classes of assets. The Constancia cash flow model assumes that a tax stability agreement will be finalized in 2012. Both the SMT and the MR as well as Peru’s 8% labour participation are deductible expenditures for the purposes of calculating the corporate tax.

Capital expenditures in Peru are subject to a refundable IGV/VAT tax that is based on 18% of the cost of capital goods. During the pre-operating period, approximately 75% of the tax paid is refundable within two quarters. Once the project is operational, the IGV/VAT accumulated tax pool is refundable up to 18% of the revenue earned during a given month.

23.0                        ADJACENT PROPERTIES

There is no material information concerning mining properties adjacent to the Constancia Project.

24.0                        OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information material to the Constancia Project that is necessary to make this Technical Report understandable and not misleading.

25.0                        INTERPRETATION AND CONCLUSIONS

The mine plan developed for the Constancia deposit is of feasibility study quality and has been integrated with the mine plan for the Pampacancha deposit which is of pre-feasibility study quality.  The projected supply of 16 year mill feed includes 450 million tonnes of proven and probable mineral reserves from the Constancia and Pampacancha deposits.

In addition, there are approximately 463 million tonnes of material currently classified as measured and indicated mineral resources that can be reviewed for economic returns should metal prices remain elevated. The 219 million tonnes of inferred mineral resources by its nature cannot be converted to a reserve; this material is predominantly lower grade than the average reserve grade and should be reviewed if the elevated metal price environment persists. The 4 million tonnes of inferred resource at Pampacancha are planned to be upgraded in resource classification with future infill drilling.

In the opinion of the Qualified Person responsible for Section 14, the database is of sufficient quality to support the mineral resource and it has been validated by two external reviews. The block model is of sufficient quality to support the mineral resource and it has also been validated by both internal and external review.

In the opinion of the Qualified Person responsible for Sections 15 and 16 of this Technical Report, the mineral resource estimates, mineral reserve estimates, mining methods, methodology for pit limit determination for both the Constancia and Pampacancha deposits, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements are in line with good industry practice.

The Constancia Project is one of many large projects scheduled to be constructed in Peru over the next several years and, as a result, it is anticipated that there will be competition for workers and resources, which could result in potential schedule challenges during the construction period. The author believes that schedule slip will be the principal pressure on cost should the project experience construction delays. In the opinion of the author, the contingency allotted to construction capital cost should mitigate most cost risk. At the time of publication of this Technical Report, committed and spent dollars would raise this contingency to approximately 15% of the remaining capital cost.

The Constancia and Pampacancha deposits represent what is considered to be by industry standards, low grade copper porphyry with the principal material being hypogene in nature. The metallurgy provides for a robust and clean concentrate production. With construction underway the author believes that the current supply and demand for copper is such that the project will be completed in a favorable elevated copper market cycle when it reaches full production in 2015.

The Constancia open pit deposit mineralized horizon is closed off and offers little exploration upside. There exists to the West, adjacent to the proposed Constancia pit and at a depth of 250m, a Titan chargeability anomaly that the company plans to test through diamond drilling in 2012. Further exploration is planned and warranted on the Pampacancha deposit with mineralization open to the North and West of the delineated deposit. The Chilloroya South prospect also has several exploration targets that merit follow up.

As discussed in Section 22, Economic Analysis, of this Technical Report, the return on investment and net present value are most sensitive to the price of copper. The resulting NPV (C$571 Million) and IRR (14.5%) utilizing the current Hudbay long term view on metal prices, TC/RC’s and economic assumptions, in the opinion of the author, support the declaration of mineral reserves as outlined in the CIM guidelines.

The final base case economic model assumes different operating costs and metal prices than what were used as the basis to calculate the NSR cut-off for mineral reserves estimation. The higher net smelter return cut-off grade that this will produce is favorably offset by higher metal production. It is the Qualified Person’s opinion that the project’s economics would not change materially if mineral reserves were to be recalculated using the revised base case economic model values.

The Qualified Person responsible for Item 13 of this Technical Report is of the opinion that the test work to define the comminution characteristics of the Constancia deposit, particularly for the mill feed, is sufficient for all Constancia ore types that are likely to be encountered and are at a feasibility level of design. An independent third-party verification of the anticipated throughput has been conducted and confirmed that the proposed grinding circuit is sufficient to process the design tonnage and is at a feasibility study level of design. The communition characteristics of the Pampacancha ore body have been tested to a pre-feasibility study level of design recognizing they will be treated in the Constancia mill.

The flotation response of the Constancia ores has been well defined in metallurgical testing. Additional test work is required to raise the Pampacancha ores to feasibility study level but sufficient testing is complete to be considered at a pre-feasibility study level.

Metallurgical test work has confirmed that marketable copper concentrates can be produced. The mine sequencing and planning will require care and review to ensure zinc concentrate grades are kept at marketable levels. The re-interpretation of the zinc zones has enhanced the confidence that this can be managed through mine planning processes by better modeling the distribution of zinc throughout the ore body. The molybdenum recovery circuit has assumed a lengthy ramp up to mitigate the difficult nature of achieving design recoveries.

26.0                        RECOMMENDATIONS

The authors recommend that Hudbay continue with the advancement of the Constancia Project activities, as approved by Hudbay’s board of directors, with a total project capital expenditure of approximately US$1,546 million. The recommendations below will improve the understanding of the project but the outcomes and costs are not expected to be material to the current project economics.

The surface rights adjacent to the Pampacancha deposit are required to be purchased. Hudbay’s relationship with the informal miners in this area is currently good. The status of this relationship will be critical to the purchase of the surface rights and the mining at Pampacancha, as proposed in this Technical Report.

It will be very important to meet the commitments that were agreed to with respect to the relocation of the Chilloroya families and the agreements outlining the continued investment by Hudbay in the communities of Chilloroya and Uchuccarco. The relationships with these communities are key to the successful construction and operation of the mine.

Baseline and ESIA modification applications are necessary for the inclusion of the Pampacancha deposit in the Constancia Project. The modifications will include the increase in plant throughput, changes in Peruvian law to account for new suspended solids discharge limits, and the increase in the requirement for the tailings management facility. These processes are underway.

Additional infill drilling in Pampacancha is ongoing and the data from this program should be incorporated into future resource model updates.

Exploration should continue on the prospective properties. Priority should be given to exploring the mineral extents of the Pampacancha deposit. It is recommended that the Chilloroya prospects be followed up and a macro understanding of the regional geology be compiled.

Optimization of Pampacancha pit slope designs should be conducted and should be based on an updated geotechnical model. This model can then provide the basis for revised slope geometry and pushback (mining phase) configurations that have the potential to increase mineral reserves and reduce overall stripping requirements.

It is recommended that the engineering design of the Pampacancha deposit proceed to feasibility study level and that the principal areas of focus be:

·                  Greater understanding of hydrogeological parameters, through more detailed modeling.

·                  More detailed design of the waste dump considering the additional waste material.

·                  More detailed design of the increased capacity in the tailings management facility.

·                  Further testwork on the Pampacancha deposit, including collecting new samples from fresh drill cores in order to get metallurgical parameters from comminution, flotation, mineralogical and settling testwork. Care should be taken to purge and store samples so they do not oxidise.

·                  Further testwork on mining blends of Pampacancha and Constancia ores to ensure that they do not adversely affect each other. In particular, the minor chalcocite-diginite components in Pampacancha feed may activate sphalerite in the high zinc Constancia ore type, so the two should be kept separate.

·                  Further testwork on comminution, including JK Drop Weight Tests, SMC testing and a repeat of Bond work index and abrasion indexes to confirm the assumptions made at this stage.

·                  Detailed diagnostic mineralogy should be conducted on rougher concentrates, final concentrate and cleaner scavenger tailings samples in order to target regime changes to improve cleaner recovery and final concentrate grades.

It is also recommended that a check of 3-5% of pulps from resource delineation diamond drill campaigns be added to the sampling and assaying protocols of the Hudbay Peru exploration department.

Although not deemed material to the resulting reserve statement, a review of the ST800039 molybdenum blank revealed that Hudbay Peru’s exploration department should conduct period reviews of blank performance during diamond drill campaigns.

27.0                        REFERENCES

·                  A2Z Mining Inc, Constancia and Pampacancha Mineral Reserves, NI 43 101 Technical Report, Constancia Project, May 2012

·                  A2Z Mining Inc., Mining Methods, NI 43 101 Technical Report, Constancia Project, May 2012.

·                  AMEC, Amec QC Evaluation, NI 43 101 Technical Report, Constancia Project, August 2011

·                  AMEC, Checking Samples, NI 43 101 Technical Report, Constancia Project, From 2006 to 2007

·                  AMEC, Constancia Mineral Resources Estimate, NI 43 101 Technical Report, Constancia Project, August 2011

·                  Ausenco PSI, Constancia Tailings Transport System Detail Engineering, Lab Report Samples AdoB420 and AdoB421 (PSP5605-2000-INF-HI-006), April 2012

·                  C.H. Plenge &Cia, Metallurgical Investigation No.6447-6449 Norsemont Peru S.A.C. Mina Constancia Composites HY, SG, SK, March 2007

·                  C.H. Plenge &Cia, Metallurgical Investigation No.6637-6639 Norsemont Peru S.A.C. Mina Constancia Composites PSG, PHY, PSK, July 2008

·                  Cube Consulting, Pampacancha Pit Optimization, NI 43 101 Technical Report, Constancia Project, May 2012

·                  Hydrogeological Pre-feasibility Pampacancha, Golder Associates, NI 43 101 Technical Report, Constancia Project, August 2012.

·                  JKTech Pty Ltd, SMC Test Report on Fifty Samples from Constancia Project Tested at A.R. MacPherson Consultants Ltd., SGS Lakefield Research Chile S.A.,  Santiago, Chile for Norsemont (JKTech Job No. 08004), May-Jun 2008

·                  JKTech Pty Ltd, SMC Test Report on Two Samples from Constancia Project Tested at A.R. MacPherson Consultants Ltd., SGS Lakefield Research Chile S.A.,  Santiago, Chile for Norsemont (JKTech Job No. 08004) , June 2008

·                  Knight Piesold, “Constancia Project Detailed Engineering Climatological Data Analysis Report”, December 8, 2011, Prepared for Hudbay Perú S.A.C. by Knight Piésold Consultores S.A.

·                  Knight Piésold, Constancia Pit Slope Design, NI 43 101 Technical Report, Constancia Project, August 2012

·                  Knight Piésold, Pampacancha Pit Slope Design, NI 43 101 Technical Report, Constancia Project, August 2012

·                  Norsemont, Data Verification (Norsemont QC Protocol), NI 43 101 Technical Report, Constancia Project, From 2006 to 2012

·                  Pampacancha: SGS, Sample Preparation and Assaying, NI 43 101 Technical Report, Constancia Project, For Pampacancha 2011

·                  Pocock Industrial, Sample Characterization & PSA, Flocculant, Screening, Gravity Sedimentation and Pulp Rheology Studies, April 2012

·                  SGS Canada Vancouver, An investigation into Flotation Behavior and QEMScan Characteristics of Constancia Samples, April 2005

·                  SGS Lakefield Research Chile, An investigation by QEMScan into the Mineralogical Characteristics of the Composite Samples from the Constancia Project (Project 4169-Q77), April 2009

·                  SGS Lakefield Research Chile, Final Report: Third Report (Third Flotation Stage) Metallurgical Test Program (Project Code 4169) , September 2009

·                  SGS Lakefield Research Chile, June 2008. An investigation by QEMScan into the Mineralogical Characteristics of the Heads Products from the Constancia Project (Project 4169-Q33)

·                  SGS Lakefield Research Chile, Pruebas de Molienda y Medición de Densidad, (Proyecto OL-4081/Informe final), August 2007

·                  SGS Lakefield Research Chile, Report: Molybdenum Separation Flotation Test Program (Project Code 4169) , September 2009

·                  SGS Mineral Services Chile, Programa de Ensayos Piloto de Flotación con Mineral de Constancia (Proyecto 4169 - Informe #2), March 2009

·                  “Norsemont Perú S.A.C. Proyecto Constancia Estudio de Impacto Social y Ambiental” (Spanish), March 2010, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.

·                  “Cuarta Modificación Del Estudio De Impacto Ambiental Semi-Detallado (Categoria II) Protecto De Exploración Constancia” (Spanish), April 2012, Prepared for Hudbay Perú S.A.C. by  Insideo S.A.C.

·                  “Norsemont Perú S.A.C. Proyecto Constancia Plan de Cierre” (Closure Plan in Spanish), November 2011, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.

·                  “Norsemont Perú S.A.C. Proyecto de Exploración Constancia Tercera Modificación del Estudio de Impacto Ambiental Semidetallado Categoría II” (Spanish), December 2010, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.

·                  “Titan-24 DC/IP/MT Survey Geophysical Report”, August 2011, Prepared for Norsemont Perú S.A.C by Quantec Geoscience Ltd.

28.0                        SIGNATURE PAGE

This Technical Report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru”, dated October 15, 2012 was prepared under the supervision and signed by the following authors:

Dated this 15th day of October, 2012.

(signed) Cashel Meagher

Signature of Qualified Person

Cashel Meagher, P. Geo.
Vice President, South America Business Unit
Hudbay

Dated this 15th day of October, 2012.

(signed) Michael Humphries

Signature of Qualified Person

Michael Humphries, P. Eng.
Director, Engineering Studies
Hudbay

29.0                        CERTIFICATES OF QUALIFIED PERSONS

CASHEL MEAGHER

CERTIFICATE OF QUALIFICATION

Re: Constancia Project Technical Report, October 15, 2012

I, Cashel Meagher, B. Sc., P. Geo, of Lima, Peru, do hereby certify that:

1.                                      I am currently employed as Vice President, South America Business Unit, with HudBay Minerals Inc., Av. El Derby 055, Torre 3, Piso 4 Santiago de Surco, Lima, Peru.

2.                                      I graduated from Saint Francis Xavier University with a Joint Advanced major in Geology and Chemistry in 1994.

3.                                      I am a member in good standing with the Association of Professional Geoscientists of Ontario, member #1056.

4.                                      I have practiced my profession continuously over 16 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and mine operations in underground and open pit mines for base metal and precious metal deposits in North and South America.

5.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101) and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.                                      I reviewed and approved the compilation of the Executive Summary and I am responsible for the preparation, with the assistance of other contributing colleagues, of sections 4 to 12, 14 to 16, 20 and 23 to 26 of the “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” (the “Technical Report”).

7.                                      I last visited the property on August 29, 2012 and also visited it several times prior to that date.

8.                                      As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.                                     I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where “a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person”.

10.                               I have been involved with the Constancia Project property, which is the subject of the Technical Report, continuously since March, 2011.

11.                               I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.                               I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated as of October 15, 2012.

Original signed by:

Cashel Meagher

Cashel Meagher, B. Sc., P.Geo.

MIKE HUMPHRIES

CERTIFICATE OF QUALIFIED PERSON

Re: Constancia Project Technical Report, October 15, 2012

I, Michael E.T. Humphries, B.Eng., P. Eng., of Aurora, Ontario, do hereby certify that:

1.                                      I am currently employed as Director — Engineering Studies with HudBay Minerals Inc. (the “Issuer”), 800 — 25 York Street, Toronto, Ontario, Canada, M5J 2V5.

2.                                      I graduated from McGill University, Montreal, Quebec, Canada in 1971 with a degree in Metallurgical Engineering.

3.                                      I am a member in good standing of Professional Engineers Ontario, Registration # 20903019.

4.                                      I have over 40 years of general management experience in my profession in the zinc, copper, nickel and cobalt extractive metallurgy field, covering operations, engineering, procurement, commercial contracting and energy policy at major mining operations in Canada.

5.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“43-101”) and certify that, by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.                                      I was responsible for the supervision of the compilation of the Executive Summary and for the preparation, with the assistance of other contributing colleagues, of sections 2, 3, 13, 17, 18, 19, 21, 22 and 27 of the “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” (the “Technical Report”).

7.                                      As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8.                                      I have been involved in various technical reviews of processing and infrastructure aspects of the project since early 2011 and visited the site in June, 2011 with a focus on infrastructure and port facilities.

9.                                      I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where “A technical report required to be file by a producing issuer is not required to be prepared by or under supervision of an independent qualified person”.

10.                               I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

11.                               I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated as of October 15, 2012.

Original signed by:

Michael Humphries

Michael Humphries, B. Eng., P. Eng.